
13001646


INVACARE®

Yes, you can.®

2012 Annual Report
And Form 10-K

Fellow Shareholders,

As we reflect on 2012, we want to thank our shareholders, associates and customers for their ongoing support of Invacare Corporation. Invacare prides itself on *Making Life's Experiences Possible*™ for the millions of people who use its devices. Whether it is through wheelchairs that give people mobility and access to go to work or school, beds that allow people to recover at home with their family or portable oxygen devices that enable grandparents to attend their grandchild's soccer game, Invacare® medical devices make a difference in people's lives. The Company continues to focus on creating innovative devices and solutions that enhance people's opportunities for independence and quality of life.

Committed to Compliance

While 2012 was a challenging year for Invacare, the Company is confident that it made important decisions and investments that will make it an even stronger Company. The Company made a concerted effort to update and implement a comprehensive portfolio of processes compliant with the United States Food and Drug Administration's (FDA) Quality System Regulation. This was in response to observations made by the FDA following inspections at the Company's corporate and wheelchair manufacturing sites in Elyria, Ohio. In order to accelerate its improvements, the Company retained third-party regulatory compliance experts and extensively engaged the entire management team. Over the course of 2012, the Company invested more than $20 million in incremental quality and regulatory costs, and it chose to delay most new product development to allow its design engineers to focus on quality systems remediation.

One of Invacare's core values is innovation, so it was difficult to delay new product development. This decision also had a ripple effect on the performance of the organization. However, as a leader in the home and long-term care medical device industries, Invacare is committed to full compliance with FDA requirements. These updated quality systems processes will be standardized across all of the Company's FDA registered facilities, as they complement the achievement of Invacare's globalization program, which is the foundation of the Company's effort to restore profitability to historic levels. The reduction in complexity and leaner, more agile systems will result in enhanced quality performance and a more efficient and global go-to-market strategy.

Consent Decree

In December, the Company announced that it had signed a consent decree with the FDA relating to the Company's corporate facility and its Taylor Street wheelchair manufacturing facility in Elyria, Ohio. The consent decree limits production and certain design activities at the two Elyria facilities. With certain documentation requirements, the Company may continue manufacturing wheelchairs and seating systems at Taylor Street in cases of existing orders, repair and replacement of products currently in use and cases of medical necessity when a doctor and clinician determine that a patient's medical need cannot be met by another manufacturer's device. Over the past few months, providers and medical professionals, who are already over-burdened with substantial documentation obligations to satisfy reimbursement requirements, are struggling to complete the additional documentation needed to obtain an Invacare wheelchair or seating system for their end users. The Company will continue to educate its customers about the documentation requirements.

During consent decree negotiations last year, and now during the decree's effectiveness, the Company experienced pressures on its net sales and operating results principally in its North American/Home Medical Equipment (HME) mobility and seating segment. In 2013, the Company expects continued pressure on its organic net sales, cash flow and operating profitability. The key drivers of these pressures include the ongoing quality systems remediation costs, the related diversion of resources and the limited production resulting from the consent decree.

In order to resume full operations at the Taylor Street and corporate facilities, the terms of the consent decree require three expert certification audits followed by a comprehensive FDA inspection and receipt of the FDA's confirmation of compliance. The first two of three expert certification audits started in December 2012. The third expert certification audit began in March 2013. The Company expects to complete all three of its certification audits within the first half of 2013.

When the Company receives the FDA's approval on its second certification audit, it will be able to resume new product development in its power wheelchair product line. The Company is committed to regaining its market share through the development of one-of-a-kind technologies with clinical benefits for the people who use its products. The Company also is actively working on marketing plans to restore its market share when it emerges from the injunctive phase of the consent decree.

Focusing on the Future

Invacare remains committed to its globalization program to harmonize product lines to reduce complexity. In a world of declining reimbursement, the Company recognized that its product portfolio of highly tailored regional products would not be sufficiently cost effective. In 2010, the Company established a new global leadership structure to better identify and implement global complexity reduction initiatives. By eliminating redundant product platforms, leaning the supply chain and leveraging existing SG&A, including consolidating information systems platforms, the Company plans on achieving aggregate annualized savings of $100 million and restoring the Company's operating margin back to high single digits by 2016. Achieving this level of operational excellence will be critical to the future success of the organization.

The Company took a significant step forward with this strategic focus through the divestiture of Invacare Supply Group (ISG). ISG, the Company's domestic supplies business, did not fit the Company's strategy to focus on core equipment product lines. The sale, which was completed on January 18, 2013, generated net proceeds of $146.6 million that were used primarily to reduce debt outstanding under the Company's revolving credit facility.

Another key to the success of globalization is the commercial acceptance of new global product platforms allowing for the elimination of old product SKUs. To enhance this opportunity, the Company moved to strengthen its commercial leadership in its Europe and North America/HME business segments:

- *Gordon Sutherland* joined Invacare in April as the Vice President and General Manager, Commercial Operations, for Invacare EMEA (Europe, Middle East and Africa). Gordon has worked for many years at a senior level in the medical device and bio-surgery industries holding EMEA and global general management positions with Bristol Myers, Baxter and more recently Gambro Renal Products. His focus at Invacare has been to optimize the impact of new global products, increase market share and improve operating margins. He brings a wealth of experience in working across countries, cultures, markets, businesses and critically, within matrix organizations, to deliver improved financial performance.
- In October, *Oscar Meyer* joined Invacare in the role of Vice President and General Manager, Commercial Operations, for North America/HME. Following a successful career at Johnson & Johnson and Gambro Renal Products, Oscar is focused on driving the Company's strategy as it emerges from the consent decree and rebuilds its custom power wheelchair market share in North America, as well as successfully creates business solutions for the Company's HME division as its customers face significant changes in their reimbursement environment.

News from Washington, D.C

In December 2012, the Internal Revenue Service issued final regulations on the 2.3% excise tax on medical devices that is part of the Affordable Care Act. Upon review of the final regulations, the Company believes that most of its products will be exempt from the tax based on the retail exemption provided in the regulations. The Company believes that certain products that it sells for institutional use will be subject to the excise tax. The impact of the tax on Invacare is expected to be less than $1.5 million annually, and the Company is passing this increase on to the market.

More importantly for the home medical equipment industry, the Centers for Medicaid and Medicare Services announced the bid rates for the second round of National Competitive Bidding (NCB). On average, the reimbursement rates for Invacare's customers will be reduced by 45% in the 91 metropolitan statistical areas. While the Company continues to believe that the bidding process behind NCB is flawed, the Company is uniquely positioned as the largest and most diversified manufacturer in the industry to provide products and services to help providers drive efficiencies within their businesses. Invacare will continue to explore ways to be a part of the solution for its customers, including financing solutions and product offerings geared toward retail/ cash sales channels, while at the same time actively managing its credit risk associated with NCB.

Integral Part of the Solution to Healthcare Reform

Despite the challenges that Invacare faces, the underlying industry fundamentals continue to be compelling. The aging of the population and growing prevalence of chronic illness will drive demand for medical devices in the home and long-term care settings. In the United States, the Affordable Care Act (ACA) incorporates a paradigm shift away from "fee for service" to a capitated model with an emphasis on outcomes. Its success will require reduced lengths of stay and lower readmission rates. The ACA has multiple programs designed to improve outcomes and lower costs, including the "medical homes" national pilot, more robust care transitions to facilitate the effective use of post-acute care and the Medicare bundled payment initiative, to explore the most effective way to migrate people to the lowest cost setting for their healthcare – the home.

Conclusion

As a management team and board of directors who collectively own approximately 15% of the stock, we are aligned with our shareholders. We are determined to take the appropriate actions to position Invacare as an integral part of the solution to healthcare reform. We are encouraged by the future of homecare, and all of the improvements that the Company is making will make it an even stronger company. As we work to achieve and demonstrate sustainable quality systems compliance to the FDA, we also look forward to continuing to innovate and introduce the types of solutions that are *Making Life's Experiences Possible*™ for the millions of people who use Invacare devices.

Thank you for your continued support of Invacare.

Sincerely,





Gerald B. Blouch
President and Chief Executive Officer

A. Malachi Mixon, III
Chairman of the Board

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-15103

INVACARE CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	**95-2680965**
(State or other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (440) 329-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of exchange on which registered**
Common Shares, without par value	New York Stock Exchange
Rights to Purchase Preferred Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such short period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section229.405) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the 28,219,628 Common Shares of the Registrant held by non-affiliates was $435,428,860 and the aggregate market value of the 4,573 Class B Common Shares of the Registrant held by non-affiliates was $70,561. While the Class B Common Shares are not listed for public trading on any exchange or market system, shares of that class are convertible into Common Shares at any time on a share-for-share basis. The market values indicated were calculated based upon the last sale price of the Common Shares as reported by The New York Stock Exchange on June 30, 2012, which was $15.43. For purposes of this information, the 2,513,310 Common Shares and 1,080,174 Class B Common Shares which were held by Executive Officers and Directors of the Registrant were deemed to be the Common Shares and Class B Common Shares held by affiliates.

As of March 13, 2013, 30,808,348 Common Shares and 1,084,747 Class B Common Shares were outstanding.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2012.

INVACARE CORPORATION

2012 ANNUAL REPORT ON FORM 10-K CONTENTS

PART I

Item 1. Business.

GENERAL

Invacare Corporation is a leading manufacturer and distributor in the estimated $4.0 billion worldwide market for medical equipment used in the home and long-term care settings based upon its distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care and extended care markets. The company continuously revises and expands its product lines to meet changing market demands and currently offers numerous product lines. The company sells its products principally to home health care and medical equipment providers, distributors and government locations in the United States, Australia, Canada, Europe, New Zealand and Asia. Invacare's products are sold through its worldwide distribution network by its sales force, telesales associates and various organizations of independent manufacturers' representatives and distributors.

Invacare is committed to design and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. Invacare pursues this vision by:

- designing and developing innovative and technologically superior products;
- ensuring continued focus on the company's primary market—the non-acute health care market;
- marketing the company's broad range of products;
- driving efficiency and innovation through the use of the company's global resources;
- providing a professional and cost-effective sales, customer service and distribution organization;
- supplying innovative provider support and aggressive product line extensions;
- building a strong referral base among health care professionals;
- continuously advancing and recruiting top management candidates;
- empowering all employees;
- providing a performance-based reward environment;
- pursuing excellence through ongoing improvements to its quality systems thereby ensuring sustainable regulatory compliance; and
- continually striving for total quality throughout the organization.

The company is a corporation organized under the laws of the State of Ohio in 1971. When the company was acquired in December 1979 by a group of investors, including some of its current officers and directors, it had $19.5 million in net sales and a limited product line of lifestyle wheelchairs and patient aids. Including the revenues of Invacare Supply Group (ISG), which was sold in January 2013, Invacare reached approximately $1.8 billion in net sales in 2012 (approximately $1.4 billion in net sales in 2012 excluding ISG). This represents a 15% compound average sales growth rate since 1979, and, based upon the company's distribution channels, breadth of product line and net sales, Invacare is a leading company in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, homecare bed systems and home respiratory therapy.

The company's executive offices are located at One Invacare Way, Elyria, Ohio, 44036 and its telephone number is (440) 329-6000. In this report, "Invacare" and the "company" refer to Invacare Corporation and, unless the context otherwise indicates, its consolidated subsidiaries.

THE HOME MEDICAL EQUIPMENT INDUSTRY

North America Market

The home medical equipment (HME) market includes home health care products, physical rehabilitation products and other non-disposable products used for the recovery and long-term care of patients. As healthcare spending continues to escalate around the world, particularly in the United States, the company believes that homecare is a significant part of the solution for healthcare reform. A recent New England Journal of Medicine article suggested that by 2030, the number of people in the United States over 65 is expected to exceed 70 million. With the costs of healthcare continuing to increase in a currently unsustainable healthcare system, the company believes it will become essential that patients are given the right care, in the right place at the right cost. The company believes homecare will be a key part of the solution in healthcare reform.

The Right Care: The institutional care model will always be an essential part of the health care system, but it is simply not the best and most cost-effective environment of care for many patients, particularly those with chronic medical conditions. It appears that the steady growth in Medicare-aged patients with chronic illnesses is placing unprecedented pressure on the financial stability and sustainability of the Medicare program. The company believes that patients prefer care and treatment provided to them in their home. Initiatives such as patient-centered medical homes and Accountable Care Organizations can align incentives for providers to partner closely across all medical specialties and settings and have the potential to significantly alter the trajectory of rising health care costs.

The Right Place: The company believes that many medical professionals and patients prefer home health care over institutional care because home health care results in greater patient independence, increased patient responsibility and improved responsiveness to treatment. An article in the New England Journal of Medicine notes that several engineering and electronics companies have developed products for monitoring health at home and that Massachusetts General Hospital in Boston is experimenting with Internet video-conferencing to permit virtual visits from patients' homes. Furthermore, health care professionals, public payors and private payors appear to favor homecare as a cost-effective, clinically appropriate alternative to facility-based care.

Technological advances have made medical equipment increasingly adaptable for use in the home. It has been estimated that over 70 percent of non-surgical and non-emergent treatment and care could be effectively administered in the patient's home. Current hospital procedures often allow for earlier patient discharge, thereby lengthening recuperation periods outside of the traditional institutional setting. In addition, continuing medical advances prolong the lives of adults and children, thus increasing the demand for home medical care equipment. Undoubtedly, as health care consumers, the baby boomer population will have strong opinions and preferences about their treatment settings. Recent data from the *AARP Public Policy Institute* and a *Harris Interactive* poll suggest that 89 percent of people aged 50 and older want to receive medical services in their home as they age and 65 percent would prefer home care while recuperating from surgery.

The Right Cost: The company believes that home health care and home medical equipment will play a significant role in reducing health care costs. The Agency of Healthcare Research & Quality, along with Johns Hopkins, examined extensively the benefits of Hospital at Home and those studies indicate that the Hospital at Home program results in lower length of stay, costs, readmission rates and complications than traditional inpatient care. In addition, surveys indicate higher levels of patient and family member satisfaction with homecare than with traditional care. Costs of care were 32 percent lower for Hospital at Home patients than for hospital inpatients, and ever critical readmission rates were 42 percent for Hospital at Home patients, compared with 87 percent of hospital inpatients.

Invacare believes that homecare is the trifecta of healthcare: it is patient preferred, has better clinical outcomes and is more cost-effective than institutionalized care. Homecare is going to be an area of future growth for the medical care industry, as the unsustainable costs of institutional healthcare will force governments to move to cost-effective venues of healthcare.

Europe/Asia/Pacific Market

The company believes that, while many of the market factors influencing demand in North America are also present in Europe and Asia/Pacific—aging of the population, growing number of patients with chronic illnesses, as well as technological trends—each of the markets of Europe and in Asia/Pacific has distinctive characteristics. The health care industry tends to be more heavily socialized and, therefore, is more influenced by government regulation and fiscal policy. Variations in product specifications, regulatory approval processes, distribution requirements and reimbursement policies require the company to tailor its approach to the local market. Management believes that as the European markets develop more common product requirements and the company continues to refine its distribution channels, the company can more effectively penetrate these markets with global product platforms that are localized with region-specific adjustments as necessary. Likewise, the company expects to increase its sales in the highly fragmented Australian, New Zealand and Asian markets as these markets, and the company's distribution within them, develop.

Reimbursement

The company is directly affected by government regulation and reimbursement policies in virtually every country in which the company operates. In the United States, the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs, and private insurance companies and state Medicaid programs peg their reimbursement levels to Medicare.

Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end-user can obtain and, thus, affect the product mix, pricing and payment patterns of the company's customers who are medical equipment providers. The company believes its strong market position and technical expertise will allow it to respond to ongoing regulatory changes. However, the issues described above will likely continue to have significant impacts on the pricing of the company's products.

GEOGRAPHICAL SEGMENTS AND PRODUCT CATEGORIES

North America

North America includes the following segments in the United States and Canada: North America/Home Medical Equipment (NA/HME) and Institutional Products Group (IPG).

NA/HME

This segment primarily includes: Mobility and Seating, Lifestyle and Respiratory Therapy product lines as discussed below. This segment comprises 47.6%, 49.7% and 51.8% of the net sales from continuing operations in 2012, 2011 and 2010, respectively.

MOBILITY AND SEATING PRODUCTS

Power Wheelchairs. Invacare manufactures a complete line of power wheelchairs for individuals who require independent powered mobility. The range includes products that can be significantly customized to meet an individual's specific needs, as well as products that are inherently versatile and meet a broad range of individual requirements. Center-wheel drive power wheelchair lines are marketed under the Invacare® TDX® brand name and include a full range of powered mobility products. The TDX line of power wheelchairs offers a combination of power, stability and maneuverability. Power tilt and recline systems are offered as well. The Pronto® series power wheelchairs with SureStep® stability feature center-wheel drive performance.

Custom Manual Wheelchairs. Invacare manufactures and markets a range of custom manual wheelchairs for everyday, sports and recreational uses. These lightweight chairs are marketed under the Invacare® and Invacare Top End® brand names. The chairs provide mobility for people with moderate to severe disabilities in their everyday activities as well as for use in various sports such as basketball, racing and tennis.

Personal Mobility. Invacare distributes personal mobility products, including compact scooters available in three-wheel and four-wheel versions.

Seating and Positioning Products. Invacare markets seat cushions, back supports and accessories under three series: the Invacare® Seating & Positioning series provides simple seating solutions; the Invacare® Matrx® Series includes versatile modular seating; and the Invacare® PinDot® series offers custom seating solutions. The company also markets specialty seating products, pediatric seating and wheelchairs, as well as various standers that allow people to stand who otherwise would be unable.

LIFESTYLE PRODUCTS

Manual Wheelchairs. Invacare's manual wheelchairs are sold for use inside and outside the home, institutional settings or public places. Users include people who are chronically or temporarily disabled and require basic mobility performance with little or no frame modification. Examples of the company's manual wheelchair lines, which are marketed under the Invacare® brand name, include the 9000, the Tracer® and the Veranda™ wheelchairs. These wheelchairs are designed to accommodate the diverse capabilities and unique needs of the individual, from petite to bariatric sizes.

Personal Care. Invacare is principally a distributor of a full line of personal care products, including ambulatory aids such as crutches, canes, rollators, walkers, knee walkers and wheeled walkers. Also available are safety aids such as tub transfer benches, shower chairs and grab bars, and patient care products such as commodes and other toilet assist aids.

Homecare Beds. Invacare manufactures and distributes a wide variety of manual, semi-electric and fully-electric beds for home use under the Invacare® brand name. Homecare bed accessories include bedside rails, mattresses, overbed tables and trapeze bars. Also available are bariatric beds and accompanying accessories to serve the special needs of bariatric patients.

Pressure Relieving Mattresses. Invacare distributes a complete line of therapeutic pressure relieving overlays and mattress replacement systems for the prevention and treatment of pressure ulcers. The Invacare® Solace® and microAIR® brand names feature a broad range of pressure relieving foam mattresses or powered mattress replacements with alternating pressure, low-air-loss or rotational mattresses, which redistribute weight and assist with moisture management. These mattresses are designed to provide comfort, support and relief to those patients who are immobile or have limited mobility and spend a great deal of time in bed.

Patient Transport. Invacare manufactures and/or distributes products needed to assist in transferring individuals from surface to surface (bed to chair) or transporting from room to room. Designed for use in the home or institutional settings, these products include patient lifts and slings, and a series of mobile, multi-functional recliners.

RESPIRATORY THERAPY PRODUCTS

Non-Delivery Oxygen. Trends in the industry continue to be towards a non-delivery oxygen therapy model. The Invacare® HomeFill® Oxygen System is ambulatory oxygen technology that forms the basis for a non-delivery model and allows patients to fill their own high-pressure cylinders from an

oxygen concentrator within the home. Published industry data suggests a large portion of the costs associated with the provision of home oxygen therapy are directly associated with the delivery and delivery-related activities required to meet the ambulatory oxygen therapy needs of patients. Technology such as the Invacare HomeFill® Oxygen System allows providers to virtually eliminate time-consuming and costly service calls associated with cylinder and/or liquid oxygen deliveries.

Rounding out Invacare's non-delivery respiratory offerings are the Invacare® SOLO2® portable oxygen Concentrator and the Invacare® XPO2™ portable oxygen concentrator, both of which have been approved by the U.S. Federal Aviation Administration for use on board commercial jets while in flight. The SOLO2® portable concentrator offers continuous flow oxygen up to three liters per minute or pulse dose oxygen delivery in settings 1-5 and is portable and easy to operate.

Stationary Oxygen Concentrators. Invacare oxygen concentrators are manufactured under the Perfecto2™ and Platinum™ names and are available in five and 10 liter models. All Invacare stationary concentrators are designed to provide patients with durable equipment and reliable oxygen either in the home or a healthcare setting.

Aerosol Products and Oxygen Accessories. Invacare offers a family of aerosol compressors under the Stratos™ and Select™ names. Invacare also offers an expanded line of conservers and regulators and other respiratory related products to maximize the efficiency of oxygen cylinders and other respiratory related products in the home or a healthcare setting.

OTHER PRODUCTS AND SERVICES

Invacare is the only company with a breadth of service offerings that includes the ability to assist providers in the collection of outstanding co-pays, rental capabilities, software and technology to streamline efficiencies, repair services and replacement parts.

Institutional Products Group (IPG)

Invacare, operating as Invacare Continuing Care, Invacare Continuing Care Canada, Champion, Invacare Rentals, Invacare Outcomes Management and Dynamic Medical Systems, is a manufacturer and distributor of healthcare furnishings including beds, case goods and safe patient handling equipment into the long-term care markets, specialty clinical recliners for dialysis and oncology clinics and certain other home medical equipment and accessory products. In addition, this segment includes rental of certain home medical equipment through providers and institutions for the North American market. This segment comprises 10.2%, 8.3% and 6.8% of the net sales from continuing operations in 2012, 2011 and 2010, respectively.

Asia/Pacific

The company's Asia/Pacific operations consist of Invacare Australia and Invacare New Zealand, which distribute a range of home medical equipment including mobility and seating, lifestyle and respiratory therapy products to homecare and long-term care markets; and Dynamic Controls, a manufacturer of electronic operating components used in power wheelchairs, scooters, respiratory and other products. This segment comprises 4.6%, 5.7% and 5.9% of the net sales from continuing operations in 2012, 2011 and 2010, respectively.

Europe

The company's European operations operate as a "common market" company with sales throughout Europe. The European operations currently distribute a narrower range of products which the company intends to broaden over time as it executes its One Invacare strategy. This segment comprises 37.6%, 36.3% and 35.5% of the net sales from continuing operations in 2012, 2011 and 2010, respectively.

Most wheelchair products sold in Europe are designed locally to meet specific market requirements. The company manufactures and/or assembles both manual and power wheelchair products at the following European facilities: Invacare UK Ltd. in the United Kingdom, Invacare Poirier S.A.S. in France, Invacare (Deutschland) GmbH in Germany and Ulrich Alber Gmbh in Germany. Manual wheelchair products are also manufactured and/or assembled at Invacare Portugal, Kuschall AG in Switzerland (the Kuschall range) and Invacare Rea AB in Sweden. As part of the manufacturing footprint rationalization strategy begun in 2011, the assembly of beds is now done primarily in Invacare Rea AB in Sweden. The company's facility in Portugal continues to assemble beds, mainly for the Southern European markets, and patient lifts for the whole European market. Personal care products are manufactured at Aquatec GmbH in Germany, Dolomite products are assembled in REA Sweden, TSS (mattresses) are assembled in Invacare UK Operations Ltd., seating and positioning are assembled in Invacare UK Operations Ltd. or imported from Invacare's Motion Concepts in Canada. Oxygen products such as concentrators and homefill are imported from Invacare U.S. or China operations.

Discontinued Operation

Invacare distributed numerous lines of branded medical supplies including ostomy, incontinence, diabetic, enteral, wound care and urology products as well as home medical equipment, including lifestyle products through Invacare Supply Group (ISG), which was sold in January 2013. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Discontinued Operations.

For financial information regarding reportable segments, including revenues from external customers, products, segment profitability, assets and other information by segments, see Business Segments in the Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K.

WARRANTY

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty.

COMPETITION

North America and Asia/Pacific

The home medical equipment market is highly competitive and Invacare products face significant competition from other well-established manufacturers and distributors. The company believes that its success in increasing market share is dependent on providing value to the customer based on the quality, performance and price of the company's products, the range of products offered, the technical expertise of the sales force, the effectiveness of the company's distribution system, the strength of the dealer and distributor network and the availability of prompt and reliable service for its products. Various competitors, from time to time, have instituted price-cutting programs in an effort to gain market share and may do so again in the future.

Europe

As a result of the differences encountered in the European marketplace, competition generally varies from one country to another. The company typically encounters one or two strong competitors in each country, some of whom are becoming regional leaders in specific product lines.

MARKETING AND DISTRIBUTION

North America

In the United States, Invacare products are marketed primarily to home medical equipment (HME) providers or long-term care providers who in turn sell, rent or use these products directly to consumers or residents within the non-acute care settings. The company also employs a "pull-through" marketing strategy to medical professionals, including physical and occupational therapists, who refer their patients to HME providers to obtain specific types of home medical equipment.

Invacare's North America/HME sales and marketing organization consists primarily of a sales force which markets and sells Invacare® branded products to HME providers. Each member of Invacare's HME sales force functions as a Territory Business Manager (TBM) and handles all product and service needs for an account, thus saving customers' valuable time. The TBM also provides training and servicing information to providers, as well as product literature, point-of-sale materials and other advertising and merchandising aids. In Canada, products are sold by a sales force and distributed through regional distribution centers to health care providers throughout Canada.

TBMs are supported by the Inside Sales Department that provides increased sales coverage of smaller accounts. Inside sales offers cost-effective sales coverage through a targeted telesales effort. The company's Technical Education department offers educational programs that place emphasis on improving the productivity of HME repair technicians. The Service Referral Network includes numerous providers who honor the company's product warranties regardless of where the product was purchased. This network of servicing providers seeks to ensure that all consumers using Invacare products receive quality service and support that is consistent with the Invacare brand promise - *Making Life's Experiences Possible*™.

Invacare is the only manufacturer with a breadth of service offerings that includes the ability to assist providers in the collection of outstanding co-pays, rental capabilities, software and technology to streamline efficiencies, repair services and replacement parts. These tools and resources assist home and long-term care providers in optimizing resources and furthering their business success. With National Competitive Bidding (NCB) being a primary consideration for durable medical equipment providers in the United States, Invacare's one-stop shop approach to products and services for the HME industry is a significant value add for customers dealing with this declining reimbursement environment.

The company through Invacare Outcomes Management markets products and services to the continuing care market through a specialized sales force, a national rentals and services organization and a team of clinical professionals who call on clinical decision makers. Products from IPG include beds and resident room furnishings, safe patient handling equipment and programs, bathing, durable medical equipment and clinical therapies, such as therapeutic support surfaces and negative pressure wound therapy. IPG sales and marketing organizations consist of field sales representatives and independent representative agencies supported by a marketing group that generates awareness and demand at skilled nursing facilities for Invacare products and services. IPG also provides interior design services for nursing homes and assisted living facilities involved with renovation and new construction.

In 2012, the company sold distributed products, primarily soft goods and disposable medical supplies, through ISG. The division's products included ostomy, incontinence, wound care and diabetic supplies, as well as 40 other categories of other soft goods and disposables. The company divested ISG in January 2013. See Item 7. Management's Discussion and Analysis of Financial Condition - Discontinued Operations.

In 2012, the company continued its strategic advertising campaign in key business-to-business publications that reach Invacare's respective customers. The company contributed extensively to editorial coverage in trade publications concerning the products the company manufactures, and company representatives attended

numerous trade shows and conferences on a national and regional basis in which Invacare products were displayed to providers, health care professionals, managed care professionals and consumers. "Yes, you can.®" continues to be Invacare's global tagline and is used in company ads and on the Invacare global website as it is indicative of the "can do" attitude of many of the people who use the company's products. In everything it does, the company strives to leave its stakeholders with its brand promise of *Making Life's Experiences Possible*™.

The company also continues to improve performance and usability of *www.invacare.com* and its related websites. Throughout 2012, the company increased participation in online forums and engaged customers by utilizing social media tools, including a Facebook® page and YouTube® channel. These moves toward a more customer-centric approach allow the company to provide a customer interface that better addresses customer needs.

In addition, the company uses the Internet to drive consumer awareness of its products. In 2012, Invacare launched a corporate blog dedicated to the Invacare brand promise of Making Life's Experiences Possible™ with the hope of having a central location to house all of the company's efforts towards helping people live life to the fullest. Located at www.invacareconnects.com, it features articles, videos and photos surrounding Invacare's efforts in community events, sponsorships, work with paralyzed veterans, personal stories from Invacare associates on how they are Making Life's Experiences Possible and other work done to further the brand promise. In addition, the company launched the *Do More With Oxygen*™ website (www.domorewithoxygen.com), which is Invacare's first step in creating an online community targeted towards those who are affected by respiratory ailments, specifically COPD. The audience includes people with respiratory ailments, caregivers and respiratory therapists. Visitors to the site can view videos, download guides for topics like "COPD 101" and read daily blog posts to learn more about traveling with COPD, how to live a healthy lifestyle or even how to care for a loved one dealing with COPD. Invacare is taking the lead by creating an environment for those dealing with similar ailments to come together and learn more. Ultimately, the website advocates an active lifestyle that can be achieved through portable oxygen devices such as the Invacare® XPO2® portable oxygen concentrator. The contents of Invacare's corporate blog website and *Do More With Oxygen*™ website are not part of this Annual Report on Form 10-K.

The company also drives consumer awareness of its products through its sponsorship of a variety of wheelchair sporting events and support of various philanthropic causes benefiting the consumers of the company's products. The company continued its sponsorships of individual wheelchair athletes and teams, including several of the top-ranked male and female racers, hand cyclists and wheelchair tennis players in the world. The company continued its support of disabled veterans through its sponsorship of the 32nd National Veterans Wheelchair Games, the largest annual wheelchair sports event in the world. The games bring a competitive and recreational sports experience to military service veterans who use wheelchairs for their mobility needs due to spinal cord injury, neurological conditions or amputation. The company also proudly sponsored athletes who competed in the 2012 Paralympic Games in London.

Europe

The company's European operations consist primarily of manufacturing, marketing and distribution operations in Western Europe and export sales activities through local distributors elsewhere in the world. The company has a sales force and where appropriate, distribution centers, in the United Kingdom, France, Germany, Belgium, Portugal, Spain, Italy, Denmark, Sweden, Switzerland, Austria, Norway and the Netherlands, and sells through distributors elsewhere in Europe, Middle East and Africa. In markets where the company has its own sales force, product sales are typically made through dealers of medical equipment and, in certain markets, directly to government agencies.

Commercial efforts are focused primarily on the following product areas: power wheelchairs, manual wheelchairs and homecare beds in all markets. Portable oxygen concentrators or Invacare® HomeFill® oxygen

systems, sold by dedicated sales specialists, continue to be an investment area for Invacare Europe in the United Kingdom, France, Spain and Germany. The company continues to drive operational efficiencies with particular focus on centralizing product distribution through its European Distribution Center.

In 2012, Invacare Europe continued its sponsorship of wheelchair tennis for an 18th successive year by becoming the title sponsor of the International Tennis Federation Doubles Masters event hosted in Amsterdam (Netherlands).

Asia/Pacific

The company's Asia/Pacific segment is comprised of revenues from Australia, New Zealand and China.

In the fourth quarter of 2012, Invacare Australia made a significant change to the way it markets Invacare product. Direct-to-consumer sites in Melbourne, Adelaide, Perth and Brisbane were closed and all warehousing and distribution were consolidated into the company's Australian headquarters in Sydney, Australia. The Invacare Australia business sells through three distribution channels:

- Mobility and Seating products are sold via a dealer network. Almost all sales are directly government funded;
- Homecare products are sold via a dealer network that sells products to the consumer market; and
- Long-Term Care products are sold directly to aged care facilities.

Invacare New Zealand is a market leader for mobility and rehabilitation products in New Zealand. A significant portion of the direct sales are government funded and controlled by capped budgets. Invacare New Zealand sells through three distribution channels:

- Mobility and Seating products are sold directly to end users via government-funded providers;
- Homecare products are sold via a dealer network that sells products to the consumer market; and
- Long-Term Care products are sold directly to aged care facilities.

Invacare Australia and New Zealand have invested heavily in marketing efforts to increase demand for Invacare product in 2013. Customer relationship management (CRM) and On Demand Marketing (ODM) tools have been introduced to improve the effectiveness and efficiency of the sales force and the marketing efforts within Australia and New Zealand. Invacare Australia and New Zealand focused their respective sponsorship efforts around a small number of key athletes who participated in the 2012 Paralympics. They have continued the athletic sponsorships in 2013. Invacare also is a sponsor of the "Oz Day 10K" classic where the streets of Sydney are closed for a wheelchair race on Australia Day.

Invacare China sells almost exclusively through the homecare channel via a distributor and dealer network focused in the major provinces and cities of Shanghai, Beijing and Guangzhou. The primary product sold is oxygen concentrators, with some minor sales in wheelchairs and bathing aids. Invacare China has established a government affairs team to capitalize on the increasing levels and localized funding of aids and equipment for the elderly and disabled. Marketing efforts are focused on supporting the dealer network to increase consumer sales.

PRODUCT LIABILITY COSTS

The company is self-insured through its captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in aggregate losses per policy year arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

PRODUCT DEVELOPMENT AND ENGINEERING

In 2012, Invacare suspended most new product development, so that the majority of its design engineering team could focus on its quality systems remediation. However, the company was proud to introduce select products that improve upon and renew its current offerings. The following are some of Invacare's notable new products for 2012:

- The *Invacare® Myon™ Medium-Active wheelchair* is a comfortable, foldable, lightweight wheelchair that is suited for everyday use. Key features of this wheelchair are increased center of gravity positioning, increased seat depth and seat width. It is a shared platform with other models in the Myon™ family which means that therapists and dealers can maximize opportunities for modularity and personalized adjustments for the consumer. The Myon™ wheelchair is based off of a successful Invacare platform in Europe. It was customized and launched in Canada in 2011 and in the United States in 2012.

- The *Invacare® Medley® Ergo* bed represents a new generation of homecare beds in Europe and Asia/ Pacific. The completely new bed deck has been designed to meet the physiognomic needs of 95% of the population making it a highly ergonomic solution for the majority of consumers. The bed fully complies with the new safety standards, especially focusing on reducing the risk of entrapment. A wide range of available accessories and the modern, wooden bed ends makes this bed the preferred solution for providers and patients.

- The *Invacare® Alegio™ NG bed* shares the ergonomically designed bed deck with the Invacare Medley® Ergo bed but also features an auto-contour back-support for even higher usability for the caregiver. The scissor lifting bed is targeting the homecare and long-term care markets in Europe and Asia/Pacific and can be equipped with a wide range of side rails that are all fully compliant to the new IEC 60601-2-52 safety standard to lower the risk of entrapment.

- The *Küschall® Advance™ wheelchair* is the first wheelchair developed by Küschall around the seat plate. The seat is at the heart of this wheelchair and everything else is designed around it. The rigid seat plate is made out of carbon and inspires the form and flow of the design. The "advances" super lightweight, super stiff seat plate results in outstanding driving performance and responsiveness. The design also follows the natural contour of the consumer's body helping pressure distribution and comfort level. The Küschall® Advance™ also is configured and adjustable for the consumer's needs with step less adjustability. This saves time and improves the accuracy of measurements. The quick release feature of the front frame allows consumers to change out color/size of frame without needing a new wheelchair and also lends itself to easy transport and transfer.

- The *Invacare® Top End® Force™ CC hand cycle* is the first off road hand cycle to be designed by Top End. This lightweight, robust design includes mountain bike tires, extreme climbing gears and disc brakes for recreational hand cyclists.

The company is looking forward to completing the remediation of its quality systems, so it can resume design activities and refocus its engineering resources on new product development. Introducing new product solutions to the market will allow the company to resume its globalization program designed to harmonize core product offerings and reduce complexity within the business thereby increasing cost-effectiveness. In addition, by streamlining its engineering and product development capabilities on a global basis, the company expects to further increase its industry leadership with the broadest range of product offerings in both homecare and continuing care medical device equipment. This will uniquely position the company in a changing healthcare environment.

MANUFACTURING AND SUPPLIERS

The company's objective is to continue to reduce costs and possibly consolidate facilities to maintain its high quality supply. The company seeks to achieve this objective through a strategic combination of Invacare manufacturing facilities, contract manufacturing facilities and key suppliers.

The supply chain is focused on providing custom-configured, made-to-order manufactured products as well as high-quality, cost-effective solutions for standard stock products. As strategic choices are made globally, the company will continue to be focused on providing quick product delivery to the market as a specific competitive advantage to the marketing and sales teams in these regions.

The company continues to emphasize reducing the costs of its global manufacturing and distribution operations. Access to sourcing opportunities has been facilitated by the company's establishment of a test and design engineering facility in the company's Suzhou, China location.

Best practices in lean manufacturing are used throughout the company's operations to eliminate waste, shorten lead times, optimize inventory, improve productivity, drive quality and engage supply chain associates in the defining and implementation of needed change.

The company purchases raw materials, components, sub-assemblies and finished goods from a variety of suppliers around the world. The company's Asian sourcing and purchasing office has proven to be an asset to the company's supply chain through the identification, development and management of suppliers across Asia. Where appropriate, Invacare utilizes contracts with suppliers in all regions to increase the guarantees of delivery, cost, quality and responsiveness. In those situations where contracts are not advantageous, Invacare works to manage multiple sources of supply and relationships that provide increased flexibility to the supply chain.

North America

The company has focused its factories in North America on the production of powered mobility and custom manual wheelchairs and seating products, the fully integrated manufacture of homecare and institutional care beds, the final assembly of respiratory therapy products and the integrated component fabrication, painting and final assembly of a variety of standard manual wheelchairs and personal care products in North America. The company operates four major factories located in Elyria, Ohio; Sanford, Florida; London, Ontario and Reynosa, Mexico.

Asia/Pacific

Invacare manufactures products that serve regional market opportunities through the company's wholly-owned factories in Suzhou, Jiangsu Province, China. The Suzhou facilities supply products to the major geographic regions of the world served by Invacare: North America, Europe and Asia/Pacific.

Europe

The company has eight manufacturing/assembly facilities spread throughout Europe with the capability to manufacture patient aid, wheelchair, powered mobility, bath safety, beds and patient transport products. The European manufacturing and logistics facilities are focused on accelerating opportunities for streamlining to gain productivity improvements in cost and quality over the next few years.

GOVERNMENT REGULATION

The company is directly affected by government regulation and reimbursement policies in virtually every country in which it operates. Government regulations and health care policy differ from country to country, and within some countries (most notably the U.S., European Union, Australia and Canada), from state to state or province to province. Changes in regulations and health care policy take place frequently and can impact the size, growth potential and profitability of products sold in each market.

In the U.S., the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs and private insurance companies often imitate changes made in federal programs. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain and thus, affect the product mix, pricing and payment patterns of the company's customers who are the HME providers.

The company continues its proactive efforts to try to influence public policy that impacts home and community-based, non-acute health care. The company is currently very active with federal legislation and regulatory policy makers. Invacare believes that these efforts give the company a competitive advantage in two ways. First, customers frequently express appreciation for the company's efforts on behalf of the entire industry. Second, sometimes the company has the ability to anticipate and plan for changes in public policy, unlike most other HME manufacturers who must react to change after it occurs.

The United States Food and Drug Administration (the "FDA") regulates the manufacture and sale of medical devices. Under such regulation, medical devices are classified as Class I, Class II or Class III devices. The company's principal products are designated as Class I or Class II devices. In general, Class I devices must comply with labeling and record keeping requirements and are subject to other general controls. In addition to general controls, certain Class II devices must comply with product design and manufacturing controls established by the FDA. Domestic and foreign manufacturers of medical devices distributed commercially in the U.S. are subject to periodic inspections by the FDA. Furthermore, state, local and foreign governments have adopted regulations relating to the design, manufacture and marketing of health care products.

In December 2011, the FDA requested that the company negotiate and agree to a consent decree of injunction at the company's corporate facility and its Taylor Street wheelchair manufacturing facility in Elyria, Ohio. The consent decree, which was filed as an exhibit to the company's Form 8-K filed on December 20, 2012, became effective December 21, 2012. The decree limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair sub-assemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities. The company is entitled to continue to produce from the Taylor Street manufacturing facility certain medically necessary products, as well as ongoing replacement, service and repair of products already in use, under terms delineated in the consent decree and is able to fulfill purchase orders and quotes that were in the company's order fulfillment system prior to the effective date of the decree. Under the terms of the consent decree, in order to resume full operations at the impacted facilities, the company must successfully complete a third-party expert certification audit and receive written notification from the FDA. The expert certification audit will be followed by an FDA inspection of the

company's compliance with the quality system regulations. The certification audit is comprised of three distinct reports, which the company expects will allow it to resume certain activities while it continues to bring the remaining aspects of its quality systems into compliance. The three audit reports include:

- First, the third-party expert will inspect the qualification and validation procedures and documentation for equipment and processes at the Taylor Street manufacturing facility. Once the FDA has reviewed the report and notified the company that those procedures appear to be in compliance, which may or may not require an FDA inspection, the company will be permitted to resume the manufacturing of components and parts in its Taylor Street facility for the further manufacture of devices produced by other Invacare facilities.

- Second, the third-party expert will review the company's design control systems at the corporate and Taylor Street facilities. Once the FDA has reviewed the report and notified the company that the design control systems appear to be in compliance, which may or may not require an FDA inspection, the company will be able to resume design activities of wheelchairs and power beds at the impacted Elyria facilities.

- The final inspection by the third-party expert will be a comprehensive review of the company's compliance with the FDA's quality system regulations at the impacted Elyria facilities. This audit will be followed by an FDA inspection. After receipt of a written notification from the FDA that the company appears to be in compliance, the company may resume full operations at the corporate and Taylor Street manufacturing facilities.

The first two of the three expert certification audits started in December 2012 and were still in progress at the time of filing of this Annual Report on Form 10-K. See Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

In addition, in December 2010, the company received a warning letter from the FDA related to quality system processes and procedures at the company's Sanford, Florida facility.

Over the past two years, most significantly in 2012, the company made a concerted effort to update and implement a comprehensive portfolio of processes compliant with the FDA's Quality System Regulation. These processes will be standardized across all of the company's FDA registered facilities. Also, the company has reorganized its quality assurance and regulatory affairs functions, including the addition of a senior vice president of quality assurance and regulatory affairs with experience in the medical device industry who leads these functions. See Item 1A. Risk Factors.

From time to time, the company may undertake voluntary recalls or field corrective actions of the company's products to correct product issues that may arise. These actions help to maintain ongoing customer relationships and enhance the company's reputation for adhering to high standards of quality and safety. None of the company's actions has been classified by the FDA as high risk. The company continues to strengthen its programs to better ensure compliance with applicable regulations and actively keeps abreast of proposed regulations, particularly those which could have a material adverse effect on the company.

The company occasionally sponsors scientific studies, usually involving its respiratory therapy products. These studies have historically been bench studies using situation models to validate and compare device performance against competitive products. Such studies have been published as abstracts and/or manuscripts in peer reviewed science journals.

The 2010 health care reform law in the U.S., the Patient Protection and Affordable Care Act (Affordable Care Act), included a number of provisions affecting the HME industry. In addition to expanding the Medicare National Competitive Bidding program from 70 to 91 geographic bid areas, Medicare now makes rental

payments for 13 months before the beneficiary assumes ownership of the standard power wheelchair. The Affordable Care Act imposes a "productivity adjustment" to the annual fee schedules of all Medicare providers, including HME providers, that limits any annual cost of living increases applied to the fee schedules. The Affordable Care Act also includes a new tax on U.S. sales of medical device manufacturers or importers, such as Invacare. The yearly 2.3% sales-based excise tax on medical device manufacturers went into effect on January 1, 2013. The excise tax will not apply to medical devices that the Secretary of Treasury determines are generally purchased by the general public at retail for individual use. In December 2012, the Internal Revenue Service issued final regulations on the 2.3% excise tax on medical devices as part of the Affordable Care Act. The excise tax will be deductible by the manufacturer on its federal income tax return. The company has reviewed the final regulations and believes that most of its products will be exempt from the tax based on the retail exemption provided in the regulations. The company does believe that certain products that it sells for institutional use will be subject to the excise tax. Based on its interpretation of the regulations, the company expects the impact from the tax will be less than $1.5 million on an annual basis. The company intends to pass this tax on to the market.

With respect to reimbursement in the United States, the Centers for Medicare and Medicaid Services (CMS) began implementation January 1, 2011 in the first nine metropolitan areas of the Medicare National Competitive Bidding (NCB) program. In January 2013, CMS announced new, substantially lower Medicare prices which will become effective in July 2013 for the second round of the NCB program, which was expanded to include an additional 91 metropolitan areas. The company remains judicious in its extension of credit to customers and monitors whether other payors begin to model their payments on the NCB program. The company also closely watches state Medicaid budgets and how deficits may impact coverage and payments for home medical equipment and institutional care products.

Although reductions in Medicare payments are not beneficial to the homecare industry, the company believes that, over the long term, it can still grow and thrive in this environment. No significant cost-of-living adjustments have been made over the last few years to the reimbursement and payment amounts permitted under Medicare with respect to the company's products, but the company will continue to try to respond with improved productivity. In addition, the company's respiratory therapy products (for example, the low-cost HomeFill® oxygen delivery system) can help offset the Medicare reimbursement cuts to the homecare provider. The company will continue to focus on developing products that help the provider improve profitability. Additionally, the company continues to focus on low-cost country sourcing and/or manufacturing to help ensure that the company is one of the lowest cost manufacturers and distributors to the homecare provider.

BACKLOG

The company generally manufactures most of its products to meet near-term demands by shipping from stock or by building to order based on the specialty nature of certain products. Therefore, the company does not have substantial backlog of orders of any particular product nor does it believe that backlog is a significant factor for its business.

EMPLOYEES

As of December 31, 2012, the company had approximately 6,200 employees, including approximately 200 employees related to discontinued operations.

FOREIGN OPERATIONS AND EXPORT SALES

The company also markets its products for export to other foreign countries. In 2012, the company had product sales in over 80 countries worldwide. For information relating to net sales, operating income and identifiable assets of the company's foreign operations, see Business Segments in the Notes to the Consolidated Financial Statements.

AVAILABLE INFORMATION

The company files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments thereto, as well as proxy statements and other documents with the Securities and Exchange Commission (SEC). The public may read and copy any material that the company files with the SEC at the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, *www.sec.gov*, which contains all reports, proxy statements and other information filed by the company with the SEC.

Additionally, Invacare's filings with the SEC are available on or through the company's website, *www.invacare.com*, as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. Copies of the company's filings also can be requested, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The contents of the company's website is not part of this Annual Report on Form 10-K.

FORWARD-LOOKING INFORMATION

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "could," "plan," "intend," "expect," "continue," "believe" and "anticipate," as well as similar comments, are forward-looking in nature that are subject to inherent uncertainties that are difficult to predict. Actual results and events may differ significantly from those expressed or anticipated as a result of risks and uncertainties, which include, but are not limited to, the following: compliance costs, limitations on the design, production and/or distribution of Invacare's products, inability to bid on or win certain contracts, or other adverse effects of the FDA consent decree of injunction; unexpected circumstances or developments that might delay or adversely impact the results of the third-party expert certification audits or FDA inspections of Invacare's quality systems at the Elyria, Ohio, facilities impacted by the FDA consent decree, including any possible requirement to perform additional remediation activities; the failure or refusal of customers or healthcare professionals to sign necessary certification forms required by the exceptions to the consent decree; adverse changes in government and other third-party payor reimbursement levels and practices both in the U.S. and in other countries (such as, for example, more extensive pre-payment reviews and post-payment audits by payors, or the Medicare national competitive bidding program covering nine metropolitan statistical areas that started in 2011 and an additional 91 metropolitan statistical areas beginning in July 2013), impacts of the U.S. Affordable Care Act that was enacted in 2010 (such as, for example, the expected annual impact on Invacare of the excise tax beginning in 2013 on certain medical devices and Invacare's ability to successfully offset such impact); legal actions, regulatory proceedings or Invacare's failure to comply with regulatory requirements or receive regulatory clearance or approval for Invacare's products or operations in the United States or abroad; product liability claims; exchange rate or tax rate fluctuations; inability to design, manufacture, distribute and achieve market acceptance of new products with greater functionality or lower costs or new product platforms that deliver the anticipated benefits of Invacare's globalization strategy; consolidation of health care providers; lower cost imports; uncollectible accounts receivable; difficulties in implementing/upgrading Enterprise Resource Planning systems; risks inherent in managing and operating businesses in many different foreign jurisdictions; ineffective cost reduction and restructuring efforts; potential product recalls; possible adverse effects of being leveraged, including interest rate or event of default risks (particularly as might result from the impacts associated with the FDA consent decree); decreased availability or increased costs of materials which could increase Invacare's costs of producing or acquiring Invacare's products, including possible increases in commodity costs or freight costs; heightened vulnerability to a hostile takeover attempt arising from depressed market prices for Company shares; provisions of Ohio law or in Invacare's debt agreements, shareholder rights plan or charter documents that may prevent or delay a change in control, as well as the risks described from time to time in Invacare's reports as filed with the Securities and Exchange Commission. Except to the extent required by law, we do not

undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.

Item 1A. Risk Factors.

The company's business, operations and financial condition are subject to various risks and uncertainties. One should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the company's other filings with the SEC, before making any investment decision with respect to the company's securities. The risks and uncertainties described below may not be the only ones the company faces. Additional risks and uncertainties not presently known by the company or that the company currently deems immaterial may also affect the company's business. If any of these known or unknown risks or uncertainties actually occur, develop or worsen, the company's business, financial condition, results of operations and future growth prospects could change substantially.

The company has agreed to a consent decree of injunction ("consent decree") with the U.S. Food and Drug Administration ("FDA"), the effects of which are costly to the company and could result in adverse consequences to the company's business.

The consent decree, which was filed as an exhibit to the company's Form 8-K filed on December 20, 2012, became effective December 21, 2012. The injunction limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair sub-assemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities. However, the company is entitled to continue to produce from the Taylor Street manufacturing facility certain medically necessary products, as well as ongoing replacement, service and repair of products already in use, under terms delineated in the consent decree and is able to fulfill purchase orders and quotes that were in the company's order fulfillment system prior to the effective date of the decree. Under the terms of the consent decree, in order to resume full operations at the impacted facilities, the company must successfully complete a third-party expert certification audit and receive written notification from the FDA. The certification audit is comprised of three distinct reports, which the company expects will allow it to serially resume certain activities while it continues to bring the remaining aspects of its quality systems into compliance. The expert certification audit will be followed by an FDA inspection of the company's compliance with the quality system regulations. The three audit reports include:

- First, the third-party expert will inspect the qualification and validation procedures and documentation for equipment processes at the Taylor Street facility. The third-party expert will submit its report to the FDA, and when it is approved in writing by the FDA, the company will be permitted to resume the manufacturing of components and parts in its Taylor Street facility for devices produced by other Invacare facilities.

- Second, the third-party expert will review the company's design control systems at the impacted facilities. When the FDA reviews and approves the third-party expert's report with respect to the company's design control systems, the company will be able to resume design activities for wheelchairs and powered beds at the impacted Elyria facilities.

- The final inspection by the third-party expert will be a comprehensive review of the company's compliance with the FDA's quality system regulation at the two impacted facilities. This audit will be followed by an FDA inspection. After the company receives a written notification from FDA, the company may resume full operations at the two impacted facilities.

As noted above, each of the three audits will result in a third-party expert report that will then be reviewed by the FDA which will complete its own review procedures. Once satisfied with the company's compliance, the

FDA will provide written notification that the company is permitted to resume full operations at the impacted facilities. The company cannot currently estimate the timing of the FDA written notifications. At the time of filing this Annual Report on Form 10-K, the company had initiated the first two of its third-party expert certification audits. Barring any unexpected developments or the requirement to perform additional remediation activities as a result of the third-party expert audits, the company expects the first two certification audits to be completed in the first quarter of 2013. At the time of filing of this Annual Report on Form 10-K, the third expert certification audit has commenced and the company plans to complete the audit in the second quarter of 2013. Because the FDA has the authority to reinspect at any time, the company cannot determine whether the FDA will elect to inspect after either the first or second third-party expert audits. According to the consent decree, the FDA has thirty (30) days after receipt of the third expert certification audit results to commence its own inspection. It is not possible for the company to estimate the timing or potential response of the FDA's inspection and subsequent written notifications. A delay in the timing of the completion of the third-party expert certification audits, the FDA's inspection or clearance, or any need to complete significant additional remediation as a result of the third-party expert certification audits or the FDA inspection could have a material adverse effect on the company's business, financial condition, liquidity or results of operations.

During the pendency of the consent decree negotiations, and now during its effectiveness, the company has experienced pressures on its net sales and operating results from this segment. While, at the time of this filing, the consent decree had been effective for only approximately two months and thus, the effect on customer orders and net sales was not yet clear, the company expects to experience further declines in net sales as a result of the limitations imposed by the consent decree. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The company expects to continue to experience decreased net sales and challenged profitability in the North America/HME segment until it has successfully completed the previously described third-party expert certification audit and FDA inspection and has received written notification from the FDA that the company may resume full operations. For example, the company expended an additional $22,757,000 in 2012 for regulatory and compliance costs to quality systems improvements compared to 2011. Even after the company receives the FDA notification, it is uncertain as to whether, or how quickly, the company will be able to rebuild net sales to more typical historical levels, irrespective of market conditions. Accordingly, the company expects that these challenges could negatively impact the company's operating results in 2013 to an even greater degree than was experienced in 2012.

The company's failure to comply with medical device regulatory requirements or receive regulatory clearance or approval for the company's products or operations in the United States or abroad could adversely affect the company's business.

The company's medical devices are subject to extensive regulation in the United States by the FDA, and by similar governmental authorities in the foreign countries where the company does business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In addition, the company is required to file reports with the FDA if the company's products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. In general, unless an exemption applies, the company's mobility and respiratory therapy medical devices must receive a pre- marketing clearance from the FDA before they can be marketed in the United States. The FDA also regulates the export of medical devices to foreign countries. The company cannot be assured that any of the company's devices, to the extent required, will be cleared by the FDA through the pre-market clearance process or that the FDA will provide export certificates that are necessary to export certain of the company's products. In connection with the FDA warning letter received by the company's Sanford, Florida facility in December 2010, as described below, the FDA has refused to provide new export certificates for company products until the matters covered in the warning letter are resolved. Currently, the company cannot obtain new certificates of export for Sanford, Florida facility products until the warning letter has been closed and for Taylor Street facility products until the company has exited the injunctive phase of the consent decree.

Additionally, the company is required to obtain pre-marketing clearances to market modifications to the company's existing products or market its existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination as to whether or not a modification requires a new clearance; however, the FDA can review and disagree with a manufacturer's decision. The company has applied for, and received, a number of such clearances in the past. The company may not be successful in receiving clearances in the future or the FDA may not agree with the company's decisions not to seek clearances for any particular device modification. The FDA may require a clearance for any past or future modification or a new indication for the company's existing products. Such submissions may require the submission of additional data and may be time consuming and costly, and ultimately may not be cleared by the FDA.

If the FDA requires the company to obtain pre-marketing clearances for any modification to a previously cleared device, the company may be required to cease manufacturing and marketing the modified device or to recall the modified device until the company obtains FDA clearance and the company may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear these submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay pre-market clearance of the company's devices, or could impact the company's ability to market a device that was previously cleared. Any of the foregoing could adversely affect the company's business.

The company's failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject the company to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, consent decrees, product seizure or detention, product recalls and total or partial suspension of production.

As part of its regulatory function, the FDA routinely inspects the sites of medical device companies, and in 2010 and 2011, the FDA inspected certain of the company's facilities. In December 2012, the company and the FDA agreed to a consent decree of injunction affecting the company's corporate facility and its Taylor Street manufacturing facility in Elyria, Ohio. See the previous Risk Factor regarding the FDA consent decree. In addition, in December 2010, the company received a warning letter from the FDA related to quality system processes and procedures at the company's Sanford, Florida facility. The company is taking the issues related to the warning letter very seriously and has added resources to ensure it is addressing all of the FDA's concerns in a timely manner. However, the results of regulatory claims, proceedings, investigations, or litigation are difficult to predict. An unfavorable resolution or outcome of the FDA warning letter, or any other matter that may arise out of any routine FDA inspection of the company's sites, could materially and adversely affect the company's business, financial condition and results of operations.

In many of the foreign countries in which the company markets its products, the company is subject to extensive medical device regulations that are similar to those of the FDA, including those in Europe. The regulation of the company's products in Europe falls primarily within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the Medical Device Directive are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require the company's products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on the company's business.

Being in the health care industry, the company is subject to extensive government regulation, and if the company fails to comply with applicable health care laws or regulations, the company could suffer severe civil or criminal sanctions or be required to make significant changes to the company's operations that could have a material adverse effect on the company's results of operations.

The company sells its products principally to medical equipment and home health care providers who resell or rent those products to consumers. Many of those providers (the company's customers) are reimbursed for the Invacare products sold to their customers and patients by third-party payors, including Medicare and Medicaid. The U.S. federal government and the governments in the states and other countries in which the company operates regulate many aspects of the company's business. As a part of the health care industry, the company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Government agencies periodically open investigations and obtain information from health care suppliers and manufacturers pursuant to the legal process. Violations of law or regulations can result in severe administrative, civil and criminal penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on the company's business. While the company has established numerous policies and procedures to address compliance with these laws and regulations, there can be no assurance that the company's efforts will be effective to prevent a material adverse effect on the company's business from noncompliance issues. For example, as discussed in the preceding Risk Factors, the company is subject to a FDA consent decree affecting its corporate facility and Taylor Street manufacturing facility in Elyria, Ohio and received a FDA warning letter related to its Sandford, Florida facility.

The company received a subpoena in 2006 from the U.S. Department of Justice ("DOJ") seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by the company. The company believes that the programs described in the subpoena are in compliance with all applicable laws and the company has cooperated fully with the government investigation. As of February 2013, the subpoena remains pending; although the last communication with the DOJ was in 2007.

Health care is an area of rapid regulatory change. Changes in the law and new interpretations of existing laws may affect permissible activities, the costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. The company cannot predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in health care policies in any country in which the company conducts business. Future legislation and regulatory changes could have a material adverse effect on the company's business.

Changes in government and other third-party payor reimbursement levels and practices have negatively impacted and could continue to negatively impact the company's revenues and profitability.

The company's products are sold primarily through a network of medical equipment and home health care providers, extended care facilities, hospital and HMO-based stores and other providers. In addition, the company sells directly to various government providers throughout the world. Many of these providers (the company's customers) are reimbursed for the products and services provided to their customers and patients by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Most of these programs set maximum reimbursement levels for some of the products sold by the company in the United States and abroad. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or further reduce their current levels of reimbursement (i.e., beyond the reductions described below), or if the company's costs of production do not decrease to keep pace with decreases in reimbursement levels, the company may be unable to sell the affected product(s) through its distribution channels on a profitable basis.

Reduced government reimbursement levels and changes in reimbursement policies have in the past added, and could continue to add, significant pressure to the company's revenues and profitability. For example, CMS introduced NCB for nine metropolitan areas in the U.S., which went into effect in January 2011. The reimbursement rates for nine product categories were reduced by an average of 32 percent in these nine metropolitan areas. In January 2013, CMS announced new, lower Medicare prices which will become effective in July 2013 for the second round of the NCB program, which was expanded to include an additional 91 metropolitan areas. The CMS Office of the Actuary estimates that this program will save Medicare $25.7 billion and beneficiaries $17.1 billion between 2013 and 2022 and that Medicare beneficiaries in the 91 metropolitan areas will save an average of 45 percent for certain DME products scheduled to begin on July 1, 2013.

Similar trends and concerns are occurring in state Medicaid programs. These recent changes to reimbursement policies, and any additional unfavorable reimbursement policies or budgetary cuts that may be adopted in the future, could adversely affect the demand for the company's products by customers who depend on reimbursement from the government-funded programs. The percentage of the company's overall sales that are dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making the company more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels also could result in reduced private payor reimbursement levels because some third-party payors index their reimbursement schedules to Medicare fee schedules. Reductions in reimbursement levels also may affect the profitability of the company's customers and ultimately force some customers without strong financial resources to go out of business. The reimbursement reductions may prove to be so dramatic that some of the company's customers may not be able to adapt quickly enough to survive. The company is the industry's largest creditor and an increase in bankruptcies in the company's customer base could have an adverse effect on the company's financial results.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new home health care products. The ability of hospitals and other providers supported by such systems to purchase the company's products is dependent, in part, upon public budgetary constraints. Various countries have tightened reimbursement rates and other countries may follow. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of the company's products may decline, which could adversely affect the company's net sales.

The impact of all the changes discussed above is uncertain and could have a material adverse effect on the company's business, financial condition and results of operations.

The adoption of healthcare reform and other legislative developments in the United States may adversely affect the company's business, results of operations and/or financial condition.

The Affordable Care Act includes provisions that, among other things, reduce and/or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions) and impose new and/or increased taxes. Specifically, the law imposes a 2.3% sales-based excise tax on U.S. sales by manufacturers of most medical devices that went into effect on January 1, 2013. The excise tax will not apply to medical devices that the Secretary of Treasury determines are generally purchased by the general public at retail for individual use. In January 2012, the Department of the Treasury issued guidance on the definition of a taxable medical device related to the excise tax. In December 2012, the Internal Revenue Service issued final regulations on the 2.3% excise tax on medical devices as part of the Affordable Care Act. The excise tax will be deductible by the manufacturer on its federal income tax return. The company has reviewed the final regulations and believes that most of its products will be exempt from the tax based on the retail exemption provided in the regulations, but that certain products that it sells for institutional use will be subject to the excise tax. Based on its interpretation of the regulations, the company expects the impact from the tax will be less than $1.5 million on an annual basis. While the company intends to pass this tax on to the market, the excise tax may increase the company's cost of doing business, particularly if the exemptions do not ultimately apply as the company expects based on its

interpretations of the regulations. Various healthcare reform proposals also have emerged at the state level. The new law and these proposals could impact the demand for the company's products or the prices at which the company sells its products. The impact of this law and these proposals could have a material adverse effect on the company's business, results of operations and/or financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") enacted in 2010 institutes a wide range of reforms, some of which may impact the company. Among other things, the Act contains significant corporate governance and executive compensation-related provisions that authorize or require the SEC to adopt additional rules and regulations in these areas, such as shareholder "say on pay" voting and proxy access. The impact of these provisions on the company's business is uncertain. The Act also provides for new statutory and regulatory requirements for derivative transactions, including foreign exchange and interest rate hedging transactions. Certain transactions will be required to be cleared on exchanges, and cash collateral will be required for those transactions. While the Act provides for a potential exception from these clearing and cash collateral requirements for commercial end-users such as the company, the exception is subject to future rule making and interpretation by regulatory authorities. The company enters into foreign exchange contracts, interest rate swaps and foreign currency forward contracts from time to time to manage its exposure to commodity price risk, foreign currency exchange risk and interest rate risk. If, in the future, the company is required to provide cash collateral for its hedging transactions, it could reduce the company's ability to execute strategic hedges. In addition, the contractual counterparties in hedging arrangements will be required to comply with the Act's new requirements, which could ultimately result in increased costs of these arrangements to customers such as the company.

In addition, there is recent U.S. legislation to improve transparency and accountability concerning the sourcing of "conflict minerals" from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term "conflict minerals" currently encompasses tantalum, tin, tungsten (or their ores) and gold. Conflict minerals can be found in a vast array of products. This legislation requires manufacturers, such as the company, to investigate and disclose their use of any conflict minerals originating in the DRC or adjoining countries. It also implements guidelines to assist the manufacturer in preventing, by way of performing due diligence in its supply chain, any such sourcing from potentially financing or benefiting armed groups in this area. The company is currently evaluating the potential impact of, and developing an implementation strategy for, the above-referenced legislation. The company may be required to undertake a significant due diligence process requiring considerable investments of human resources and finances in order to comply with the conflict minerals due diligence and disclosure requirements. If the company's suppliers are unable or unwilling to provide it with requested information and to take other steps to ensure that no conflict minerals, financing or benefiting armed groups in the DRC, are included in minerals or components supplied to the company, it may be forced to disclose in its SEC filings about the use of conflict minerals in its supply chain, which may expose the company to reputational risks, which in turn could materially adversely affect its business, financial condition and results of operations.

If the company's cost reduction efforts are ineffective, the company's profitability could be negatively impacted.

In response to reimbursement reductions and competitive pricing pressures, the company continues to initiate numerous cost reduction and organizational efficiency efforts, including globalization of its product lines. The company may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, and the company may experience business disruptions associated with the restructuring and cost reduction activities. These efforts may not produce the full efficiency and cost reduction benefits that the company expects. Further, these benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. If these measures are not successful, the company may undertake additional cost reduction efforts, which could result in future charges. Moreover, the company's ability to achieve other strategic goals and business plans and the company's financial performance may be adversely affected and the company could experience business disruptions with customers and elsewhere if the company's cost reduction and restructuring efforts prove ineffective.

If the company's information technology systems fail, or if the company experiences an interruption in the operation of its information technology systems, then the company's business, financial condition and results of operations could be materially adversely affected.

The company relies upon the capacity, reliability and security of its information technology, or IT, systems across all of its major business functions, including research and development, manufacturing, sales, financial and administrative functions. Since the company is geographically diverse, has various business segments and has grown over the years though various acquisitions, it also has many disparate versions of IT systems across its organization. As a result of these disparate IT systems, the company faces the challenge of supporting older systems and implementing upgrades when necessary. The failure of the company's information technology systems, whether resulting from the disparate versions of IT systems across its various segments, business functions or otherwise, its inability to successfully maintain, enhance and/or replace its information technology systems, or any compromise of the integrity or security of the data that is generated from information technology systems, or any shortcomings in the company's disaster recovery platforms, could adversely affect the company's results of operations, disrupt business and make the company unable, or severely limit the company's ability to respond to customer demands. In addition, the company's information technology systems are vulnerable to damage or interruption from: earthquake, fire, flood and other natural disasters; employee or other theft; attacks by computer viruses or hackers; power outages; and computer systems, internet, telecommunications or data network failure.

Any interruption of the company's information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on the company's results of operations or financial condition.

The industry in which the company operates is highly competitive and some of the company's competitors may have greater financial resources than the company does.

The home medical equipment market is highly competitive and the company's products face significant competition from other well-established manufacturers. Reduced government reimbursement levels and changes in reimbursement policies, such as the National Competitive Bidding program implemented by CMS, may drive competitors, particularly those that have greater financial resources than the company's to offer drastically reduced pricing terms in an effort to secure government acceptance of their products and pricing. Any increase in competition may cause the company to lose market share or compel the company to reduce prices to remain competitive, which could have a material adverse affect on the company's results of operations.

The consolidation of health care customers and the company's competitors could result in a loss of customers or in additional competitive pricing pressures.

Numerous initiatives and reforms instituted by legislators, regulators and third-party payors to reduce home medical equipment costs have resulted in a consolidation trend in the home medical equipment industry as well as among the company's customers, including home health care providers. In the past, some of the company's competitors have been lowering the purchase prices of their products in an effort to attract customers. This in turn has resulted in greater pricing pressures, including pressure to offer customers more competitive pricing terms, and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of the company's customers. Further consolidation could result in a loss of customers, increased collectability risks, or increased competitive pricing pressures.

The company's products are subject to recalls, which could harm the company's reputation and business.

The company is subject to ongoing medical device reporting regulations that require the company to report to the FDA or similar governmental authorities in other countries if the company's products cause, or contribute

to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries could force the company to do a field correction or recall the company's products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a deficiency, defect in design or manufacturing or defect in labeling, the company may voluntarily elect to recall or correct the company's products. A government mandated or voluntary recall/field correction by the company could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall/field correction would divert managerial and financial resources and could harm the company's reputation with its customers, product users and the health care professionals that use, prescribe and recommend the company's products. The company could have product recalls or field actions that result in significant costs to the company in the future, and these actions could have a material adverse effect on the company's business.

The company's revenues and profits are subject to exchange rate and interest rate fluctuations that could adversely affect its results of operations or financial position.

Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions and unexpected changes in regulatory or taxation environments. The functional currency of the company's subsidiaries outside the United States is the predominant currency used by the subsidiaries to transact business. Through the company's international operations, the company is exposed to foreign currency fluctuations, and changes in exchange rates can have a significant impact on net sales and elements of cost. The company conducts a significant number of transactions in currencies other than the U.S. dollar. In addition, because certain of the company's costs and revenues are denominated in other currencies, the company's results of operations are exposed to foreign exchange rate fluctuations as the financial results of those operations are translated from local currency into U.S. dollars upon consolidation.

The company uses foreign exchange forward contracts primarily to help reduce its exposure to transactional exchange rate risk. Despite the company's efforts to mitigate these risks, however, the company's revenues and profitability may be materially adversely affected by exchange rate fluctuations. The company does not have a meaningful way to hedge translation.

The company also is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company does at times use interest swap agreements to mitigate its exposure to interest rate fluctuations, but those efforts may not adequately protect the company from significant interest rate risks. Interest on much of the company's debt is based on the London Interbank Offered Rate (LIBOR), which is currently historically low. Increases in LIBOR could have a significant impact on the company's reported interest expense.

The company maintains cash balances globally in various financial institutions.

While the company monitors its accounts with financial institutions both domestically and internationally, recovery of funds cannot be assured in the event the financial institution would fail. In addition, the company may be limited by foreign governments in the amount and timing of funds to be repatriated from foreign financial institutions. As a result, this could adversely impact the company's ability to fund normal operations, capital expenditures, or service debt, which could adversely affect our results.

The company is subject to certain risks inherent in managing and operating businesses in many different foreign jurisdictions.

The company has significant international operations, including operations in Australia, Canada, New Zealand, Mexico, Asia (primarily China) and Europe. There are risks inherent in operating and selling products internationally, including:

- different regulatory environments and reimbursement systems;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- foreign customers who may have longer payment cycles than customers in the United States;
- fluctuations in foreign currency exchange rates;
- tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements;
- the imposition of tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;
- general economic and political conditions in countries where the company operates or where end users of the company's products reside;
- government control of capital transactions, including the borrowing of funds for operations or the expatriation of cash;
- potential adverse tax consequences;
- security concerns and potential business interruption risks associated with political and/or social unrest in foreign countries where the company's facilities or assets are located;
- difficulties associated with managing a large organization spread throughout various countries;
- difficulties in enforcing intellectual property rights and weaker intellectual property rights protection in some countries;
- required compliance with a variety of foreign laws and regulations; and
- differing consumer product preferences.

The factors described above also could disrupt the company's product manufacturing/assembling and key suppliers located outside of the United States. For example, the company increasingly relies on its manufacturing and sourcing operations in China for the production of its products. Disruptions in the company's foreign operations, particularly those in China or Mexico, may impact the company's revenues and profitability.

The company may be adversely affected by legal actions or regulatory proceedings.

In addition to the risks associated with the impact of the FDA consent decree, the company may be subject to claims, litigation or other liabilities as a result of injuries caused by allegedly defective products, acquisitions the company has completed or in the intellectual property area. Any such claims or litigation against the company, regardless of the merits, could result in substantial costs and could harm the company's business or its reputation. Intellectual property litigation or claims also could require the company to:

- cease manufacturing and selling any of the company's products that incorporate the challenged intellectual property;
- obtain a license from the holder of the infringed intellectual property right alleged to have been infringed, which license may not be available on commercially reasonable terms, if at all; or
- redesign or rename the company's products, which may not be possible, and could be costly and time consuming and could result in lost revenues and market share.

The results of legal proceedings are difficult to predict and the company cannot provide any assurance that an action or proceeding will not be commenced against the company, or that the company will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect the company's business, results of operations, liquidity or financial condition or its reputation.

Product liability claims may harm the company's business, particularly if the number of claims increases significantly or the company's product liability insurance proves inadequate.

The manufacture and sale of home health care devices and related products exposes the company to a significant risk of product liability claims. From time to time, the company has been, and is currently, subject to a number of product liability claims alleging that the use of the company's products has resulted in serious injury or even death.

Even if the company is successful in defending against any liability claims, these claims could nevertheless distract the company's management, result in substantial costs, harm the company's reputation, adversely affect the sales of all the company's products and otherwise harm the company's business. If there is a significant increase in the number of product liability claims, the company's business could be adversely affected.

The company's captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in aggregate losses per policy year arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that the company's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

In addition, as a result of a product liability claim or if the company's products are alleged to be defective, the company may have to recall some of its products, may have to incur significant costs or may suffer harm to its business reputation.

Decreased availability or increased costs of raw materials could increase the company's costs of producing its products.

The company purchases raw materials, fabricated components, some finished goods and services from a variety of suppliers. Raw materials such as plastics, steel and aluminum are considered key raw materials. Where appropriate, the company employs contracts with its suppliers, both domestic and international. In those situations in which contracts are not advantageous, the company believes that its relationships with its suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair the company's ability to procure necessary materials, or increase the cost of these materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact the company's ability to manufacture its products and could increase the cost of production. Additionally, the company may not be able to increase the prices of our products due to competitive pricing pressure or other factors. As an example,

inflation in China has in the past and will probably in the future increase costs and an appreciation of the Yuan or an increase in labor rates could have an unfavorable impact on the cost of key components and some finished goods. Demand in China and other developing countries for raw materials may result in increases in the cost of key commodities and could have a negative impact on the profits of the company if these increases cannot be passed onto the company's customers.

Lower cost imports could negatively impact the company's profitability.

Competition from lower cost imports sourced from low cost countries, such as Asia, may negatively impact the company's sales volumes. In the past, competition from certain of these products has caused the company to lower its prices, cutting into the company's profit margins and reducing the company's overall profitability.

The company's success depends on the company's ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs.

The company sells products to customers primarily in markets that are characterized by technological change, product innovation and evolving industry standards, yet in which product price is increasingly a primary consideration in customers' purchasing decisions. The company historically has been engaged in product development and improvement programs. However, during 2012 as a result of the FDA consent decree, which is described elsewhere in this Annual Report on Form 10-K, the company's engineering resources have been focused on quality remediation versus design of new product. Completing the remediation and receiving the FDA's approval on the second certification audit related to design controls will allow the company to resume design activities and start to refocus its engineering resources on new product development.

The company must continue to design and improve innovative products, effectively distribute and achieve market acceptance of those products, and reduce the costs of producing the company's products, in order to compete successfully with the company's competitors. If competitors' product development capabilities become more effective than the company's product development capabilities, if competitors' new or improved products are accepted by the market before the company's products or if competitors are able to produce products at a lower cost and thus offer products for sale at a lower price, the company's business, financial condition and results of operation could be adversely affected.

The company's business strategy relies on certain assumptions concerning demographic trends that impact the market for its products. If these assumptions prove to be incorrect, demand for the company's products may be lower than expected.

The company's ability to achieve its business objectives is subject to a variety of factors, including the relative increase in the aging of the general population. The company believes that these trends will increase the need for its products. The projected demand for the company's products could materially differ from actual demand if the company's assumptions regarding these trends and acceptance of its products by health care professionals and patients prove to be incorrect or do not materialize. If the company's assumptions regarding these factors prove to be incorrect, the company may not be able to successfully implement the company's business strategy, which could adversely affect the company's results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by the company's competitors or the emergence of other countervailing trends, including lower reimbursement and pricing.

The company's debt may limit the company's flexibility in operating its business.

The company's $400 million senior secured credit facility has been a principal source of financing for much of its liquidity needs. The credit facility contains, among other things, certain financial covenants that require the company to maintain a maximum leverage ratio (consolidated funded indebtedness to consolidated EBITDA, as

defined under the credit facility) of no greater than 3.5 to 1, and a minimum interest coverage ratio (consolidated EBITDA to consolidated interest charges, as defined under the credit facility) of no less than 3.5 to 1. In calculating the leverage ratio, the company can only exclude cash restructuring charges up to a maximum of $15,000,000 over the life of the agreement and the company reached the limitation in the fourth quarter of 2012. Accordingly, all additional cash restructuring charges will count to reduce EBITDA thereunder. If the company were unsuccessful in meeting these covenants or other, financial or operating covenants in its credit facility, it would result in a default which could trigger acceleration of, or the right to accelerate, the related debt. Because of cross-default provisions in the agreements and instruments governing certain of the company's indebtedness, a default under the credit facility could result in a default under, and the acceleration of, certain other company indebtedness. In addition, the company's lenders would be entitled to proceed against the collateral securing the indebtedness.

These covenants could materially and adversely affect the company's ability to finance its future operations or capital needs. Furthermore, they may restrict the company's ability to conduct and expand its business and pursue its business strategies. The company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, including changes in general economic and business conditions, or they can be affected by government enforcement actions, such as, for example, adverse impacts from the FDA consent decree of injunction. If the company were unsuccessful in meeting those, or other, financial or operating covenants in its credit facility, it would result in a default which could trigger acceleration of, or the right to accelerate, the related debt. The company's ability to meet its liquidity needs will depend on many factors, including the operating performance of the business, the company's ability to successfully complete in a timely manner the third-party expert certification audit and FDA inspection contemplated under the consent decree and receipt of the written notification from the FDA permitting the company to resume full operations, as well as the company's continued compliance with the covenants under its credit facility. Notwithstanding the company's expectations, if the company's operating results decline more than it currently anticipates, or if the company is unable to successfully complete the consent decree-related third-party expert certification audit and FDA inspection within the currently estimated time frame, the company may be unable to comply with the financial covenants, and its lenders could demand repayment of the amounts outstanding under the company's credit facility.

As a result, continued compliance with the leverage covenant under the company's credit facility is a high priority, which means the company remains focused on generating sufficient cash and managing its expenditures. The company also may examine alternatives such as raising additional capital through permitted asset sales. Such asset sales could be dilutive to the company's results. In addition, if necessary or advisable, the company may seek to renegotiate its credit facility in order to remain in compliance. The company can make no assurances that under such circumstances its financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to the company, if at all.

The company also has an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare's North America customers. Either party could terminate this agreement with 180 days notice or 90 days notice by DLL upon the occurrence of certain events. Should this agreement be terminated, the company's borrowing under the credit agreement could increase.

The company's capital expenditures could be higher than anticipated.

Unanticipated maintenance issues, changes in government regulations or significant investments in technology and new product development could result in higher than anticipated capital expenditures, which could impact our debt, interest expense and cash flows.

The company's Chairman of the Board of Directors and certain members of management own shares representing a substantial percentage of the company's voting power and their interests may differ from other shareholders.

The company has two classes of common stock. The Common Shares have one vote per share and the Class B Common Shares have 10 votes per share. As of January 1, 2013, the company's chairman, Mr. A. Malachi Mixon, III, and certain members of management beneficially owned (including the right to acquire) approximately 32% of the combined voting power of the company's Common Shares and Class B Common Shares and could influence the outcome of a corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the company's assets. They also will have the power to influence or make more difficult a change in control. The interests of Mr. Mixon and his relatives may differ from the interests of the other shareholders and they may take actions with which some shareholders may disagree.

The company's operating results and financial condition could be adversely affected if the company becomes involved in litigation regarding its patents or other intellectual property rights.

Litigation involving patents and other intellectual property rights is common in the company's industry, and other companies within the company's industry have used intellectual property litigation in an attempt to gain a competitive advantage. The company in the past has been, and in the future may become, a party to lawsuits involving patents or other intellectual property. If the company loses any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable the company's owned or licensed patents, require the company to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require the company to redesign its products, or prevent the company from manufacturing, using or selling its products, any of which would have an adverse effect on the company's results of operations and financial condition. The company in the past has brought, and may in the future also bring, actions against third parties for infringement of the company's intellectual property rights. The company may not succeed in these actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute the company's intellectual property rights could seriously detract from the time the company's management would otherwise devote to running its business. Intellectual property litigation relating to the company's products could cause its customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

If the company is unable to protect its intellectual property rights or resolve successfully claims of infringement brought against it, the company's product sales and business could be affected adversely.

The company's business depends in part on its ability to establish, protect, safeguard and enforce its intellectual property and contractual rights and to defend against any claims of infringement, both of which involve complex legal, factual and marketplace uncertainties. The company relies on a combination of patent, trade secret, copyright and trademark law and security measures to protect its intellectual property, but effective intellectual property protection may not be available in all places that the company sells its products or services, particularly in certain foreign jurisdictions. In addition, the company uses nondisclosure, confidentiality agreements and invention assignment agreements with many of its employees, and nondisclosure and confidentiality agreements with certain third parties, in an effort to help protect its proprietary technology and know-how. If these agreements are breached or the company's intellectual property is otherwise misappropriated, the company may have to rely on litigation to enforce its intellectual property rights. If any of these measures are unsuccessful in protecting the company's intellectual property, the company's business may be affected adversely.

In addition, the company may face claims of infringement that could interfere with its ability to use technology or other intellectual property rights that are material to the company's business operations. In the

event that a claim of infringement against the company is successful, the company may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that the company was using, or the company may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If the company is unable to obtain licenses on reasonable terms, it may be forced to cease selling or using the products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename its products to avoid infringing the intellectual property rights of third parties, which may not be possible, or if possible, may be time-consuming. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to the company and adversely affect the company's business and financial condition.

The company also holds patent and other intellectual property licenses from third parties for some of its products and on technologies that are necessary in the design and manufacture of some of the company's products. The loss of these licenses could prevent the company from, or could cause additional disruption or expense in, manufacturing, marketing and selling these products, which could harm the company's business.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements, including requirements governing the discharge of pollutants into the air or water, the use, handling, storage and disposal of hazardous substances and the responsibility to investigate and clean up contaminated sites. Under some of these laws, the company also could be held responsible for costs relating to any contamination at the company's past or present facilities and at third-party waste disposal sites. These could include costs relating to contamination that did not result from any violation of law and, in some circumstances, contamination that the company did not cause. The company may incur significant expenses relating to the failure to comply with environmental laws. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at the company's own or third-party sites may require the company to make additional expenditures, which could be material.

Since the company's ability to obtain further financing may be limited, the company may be unable to make strategic acquisitions.

The company's plans typically include identifying, analyzing, acquiring, and integrating other strategic businesses. There are various reasons for the company to acquire businesses or product lines, including providing new products or new manufacturing and service capabilities, to add new customers, to increase penetration with existing customers, and to expand into new geographic markets. The company's ability to successfully grow through acquisitions depends upon its ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. The costs of acquiring other businesses could increase if competition for acquisition candidates increases. Further, the provisions of the company's existing credit facility impose limitations regarding acquisitions, which could prevent significant acquisitions, without entering into amendments with regard to those provisions. If the company is unable to obtain the necessary financing, it may miss opportunities to grow its business through strategic acquisitions.

Additionally, the success of the company's acquisition strategy is subject to other risks and costs, including the following:

- the company's ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees of the acquired businesses who are necessary to manage these businesses;

- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets; and
- ability to generate future cash flows or the availability of financing.

In addition, an acquisition could materially impair the company's operating results by causing the company to incur debt or requiring the amortization of acquisition expenses and acquired assets.

The company's reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

The company has a large balance of accounts receivable and has established a reserve for the portion of such accounts receivable that the company estimates will not be collected because of the company's customers' non-payment. The specific reserve is based on historical trends and current relationships with the company's customers and providers. Changes in the company's collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors, changes in industry rates or pace of reimbursement or changes in the financial health of the company's customers. As a result of past changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of consumer power wheelchairs and custom power wheelchairs, the business viability of several of the company's customers had become questionable and several have failed. Further, as National Competitive Bidding is implemented in additional areas, the number of start-up or new providers who have three-year contracted pricing will increase. The company's reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. The company has reviewed the accounts receivables, including those receivables financed through DLL, associated with many of its customers that are most exposed to these issues. If the business viability of certain of the company's customers deteriorates or the company's credit policies are ineffective in reducing the company's exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect the company's financial results.

The loss of the services of the company's key management and personnel could adversely affect its ability to operate the company's business.

The company's future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, the company's future success will depend on its ability to continue to attract and retain other highly qualified personnel, including personnel experienced in quality systems and regulatory affairs. If the company is not successful in retaining its current personnel or in hiring or retaining qualified personnel in the future, the company's business may be adversely affected. The company's future success depends, to a significant extent, on the abilities and efforts of its executive officers and other members of its management team. If the company loses the services of any of its management team, the company's business may be adversely affected.

Certain provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law could delay or prevent the sale of the company.

Provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law may make it more difficult for a third party to acquire, or attempt to acquire, control of the company even if a change in control would result in the purchase of shares of the company at a premium to market price. In addition, these provisions may limit the ability of shareholders of the company to approve transactions that they may deem to be in their best interest.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The company owns or leases its warehouses, offices and manufacturing facilities and believes that these facilities are well maintained, adequately insured and suitable for their present and intended uses. Information concerning certain leased facilities of the company as of December 31, 2012 is set forth in Leases and Commitments in the Notes to the Consolidated Financial Statements of the company included in this report and in the table below:

North American/HME Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Akron, Ohio	17,477	April 2014	One (1 yr.)	Offices
Alexandria, Virginia	230	September 2014	None	Offices
Alpharetta, Georgia	11,665	March 2014	None	Warehouse and Offices
Arlington, Texas	63,626	May 2015	One (3 yr.)	Warehouse
Atlanta, Georgia	91,418	April 2016	None	Warehouse and Offices
Atlanta, Georgia	20,000	Month to Month	None	Warehouse and Offices
Beijing, China	1,399	January 2014	None	Offices
Cranbury, New Jersey	111,987	April 2018	Two (3 yr.)	Warehouse and Offices
Cranbury, New Jersey	127,963	April 2018	Two (3 yr.)	Warehouse and Offices
Elyria, Ohio				
—1200 Taylor Street	251,656	Own	—	Manufacturing and Offices
—899 Cleveland Street	111,738	November 2013	None	Warehouse
—One Invacare Way	50,000	Own	—	Headquarters
—1320 Taylor Street	30,000	January 2015	One (5 yr.)	Offices
—1166 Taylor Street	4,800	Own	—	Warehouse and Offices
—56 Ternes Avenue	12,001	December 2013	One (1 yr.)	Warehouse
Grand Prairie, Texas	87,508	August 2015	One (5 yr.)	Warehouse and Offices
Kirkland, Quebec	26,196	November 2015	None	Manufacturing, Warehouse and Offices
Marlboro, New Jersey	2,800	June 2013	None	Offices
Milford, Massachusetts	29,582	December 2015	None	Offices
Mississauga, Ontario	61,375	February 2016	None	Warehouse and Offices
Morton, Minnesota	28,400	May 2015	Two (3 yr.)	Manufacturing, Warehouse and Offices
North Ridgeville, Ohio	152,861	Own	—	Manufacturing, Warehouse and Offices
Ontario, California	131,711	May 2018	Two (3 yr.)	Warehouse and Offices
Ontario, California	87,807	May 2018	Two (3 yr.)	Warehouse and Offices
Pharr, Texas	4,375	November 2014	None	Warehouse and Offices

North American/HME Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Pinellas Park, Florida	11,400	July 2013	None	Manufacturing and Offices
Pinellas Park, Florida	3,200	June 2013	Two (1 yr.)	Manufacturing
Pinellas Park, Florida	3,200	Month to Month	None	Manufacturing
Reynosa, Mexico	152,256	Own	—	Manufacturing and Offices
Sanford, Florida	116,272	Own	—	Manufacturing and Offices
Scarborough, Ontario	5,428	February 2014	None	Manufacturing and Offices
Shenzhen, China	2,901	September 2014	None	Offices
Simi Valley, California	38,501	February 2014	One (5 yr.)	Manufacturing, Warehouse and Offices
Spicewood, Texas	6,500	Month to Month	None	Manufacturing and Offices
Suzhou, China	11,840	June 2013	None	Manufacturing and Offices
Suzhou, China	88,861	October 2013	None	Manufacturing and Offices
Tonawanda, New York	7,515	March 2018	None	Warehouse and Offices
Vaughan, Ontario	26,637	December 2015	None	Manufacturing and Offices
Institutional Products Group				
Albuquerque, New Mexico	3,888	December 2014	One (2 yr.)	Warehouse and Offices
Boise, Idaho	1,670	Month to Month	None	Warehouse and Offices
Brookfield, Wisconsin	5,600	January 2014	Two (3 yr.)	Warehouse and Offices
Chicopee, Massachusetts	4,800	November 2015	Two (3 yr.)	Warehouse and Offices
Eden Prairie, Minnesota	3,764	September 2013	Two (3 yr.)	Warehouse and Offices
Elkhart, Indiana	44,718	March 2014	One (3 yr.)	Manufacturing, Warehouse and Offices
Eureka, California	1,302	January 2015	One (3 yr.)	Warehouse and Offices
Fresno, California	3,000	April 2014	None	Warehouse and Offices
Hampden, Maine	4,800	September 2013	One (1 yr.)	Warehouse and Offices
Hayward, California	4,800	July 2015	One (1 yr.)	Warehouse and Offices
Indianapolis, Indiana	2,400	December 2015	Two (3 yr.)	Warehouse and Offices
Kansas City, Missouri	3,840	February 2016	One (3 yr.)	Warehouse and Offices
Knoxville, Tennessee	2,400	May 2013	None	Warehouse and Offices
Lakewood, Washington	4,500	June 2015	One (3 yr.)	Warehouse and Offices
Las Vegas, Nevada	1,609	December 2013	None	Warehouse and Offices
Lithia Springs, Georgia	4,000	December 2015	None	Warehouse and Offices
London, Ontario	103,200	Own	—	Manufacturing and Offices
Memphis, Tennessee	3,450	June 2014	One (3 yr.)	Warehouse and Offices
Modesto, California	4,535	January 2016	One (3 yr.)	Warehouse and Offices
Nashville, Tennessee	1,946	November 2015	One (3 yr.)	Warehouse and Offices
Norristown, Pennsylvania	3,790	February 2014	None	Warehouse and Offices

Institutional Products Group	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
North Highlands, California	3,923	February 2015	One (3 yr.)	Warehouse and Offices
Norwood, Massachusetts	15,000	February 2014	One (3 yr.)	Warehouse and Offices
Orlando, Florida	2,206	October 2015	None	Warehouse and Offices
Phoenix, Arizona	2,289	Month to Month	None	Warehouse and Offices
Pittsburgh, Pennsylvania	2,912	August 2014	None	Manufacturing and Offices
Portland, Oregon	2,500	November 2014	None	Warehouse and Offices
Rancho Dominguez, California	15,000	August 2014	None	Warehouse and Offices
Redlands, California	3,568	December 2015	One (3 yr.)	Warehouse and Offices
Salt Lake City, Utah	4,000	December 2015	One (3 yr.)	Manufacturing and Offices
San Diego, California	2,025	August 2013	None	Manufacturing, Warehouse and Offices
Springfield, Oregon	3,264	November 2015	None	Warehouse and Offices
Spokane Valley, Washington	3,200	May 2015	None	Warehouse and Offices
St. Louis, Missouri				
—1848 Craig Road	8,196	July 2013	Two (3 yr.)	Offices
—320 Fee Fee Road	1,500	January 2016	One (3 yr.)	Warehouse and Offices
Tampa, Florida	3,750	November 2014	One (3 yr.)	Warehouse and Offices
Tea, South Dakota	1,782	December 2015	One (3 yr.)	Warehouse and Offices
Wallingford, Connecticut	4,000	December 2013	One (3 yr.)	Warehouse and Offices
Warwick, Rhode Island	3,100	Month to Month	One (1 yr.)	Warehouse and Offices
Woburn, Massachusetts	5,200	February 2014	None	Warehouse and Offices
Asia/Pacific Operations				
Auckland, New Zealand	30,518	September 2014	None	Manufacturing, Warehouse and Offices
Banyo, QLD, Australia	26,791	September 2013	One (5 yr.)	Warehouse and Offices
Christchurch, New Zealand	13,691	December 2014	Two (6 yr.)	Offices
Christchurch, New Zealand	22,027	December 2017	One (3 yr.)	Manufacturing, Warehouse and Offices
Kidderminster, United Kingdom	6,200	January 2018	None	Warehouse and Offices
Malaga, WA, Australia	8,396	June 2014	One (3 yr.)	Warehouse and Offices
Netley, SA, Australia	34,628	June 2016	One (5 yr.)	Warehouse and Offices
North Olmsted, Ohio	2,280	October 2013	One (3 yr.)	Warehouse and Offices
North Rocks, NSW, Australia	45,768	August 2017	Two (3 yr.)	Warehouse and Offices
Shanghai, China	802	December 2013	None	Offices
Suzhou, China	41,290	September 2013	One (3 yr.)	Manufacturing, Warehouse and Offices

European Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Albstadt, Germany	73,894	February 2018	Two (5 yr.)	Manufacturing, Warehouse and Offices
Albstadt, Germany	12,917	November 2013	One (1 yr.)	Warehouse
Anderstorp, Sweden	47,576	Own	—	Manufacturing, Warehouse and Offices
Backemarks, Sweden	65,660	December 2014	One (9 mos.)	Manufacturing, Warehouse and Offices
Bergen, Norway	1,076	November 2013	One (6 mos.)	Warehouse and Offices
Brondby, Denmark	17,922	Month to Month	One (1 yr.)	Warehouse and Offices
Dio, Sweden	110,524	Own	—	Manufacturing, Warehouse and Offices
Dublin, Ireland	5,000	May 2024	Three (5 yr.)	Warehouse and Offices
Ede, The Netherlands	12,917	November 2014	One (5 yr.)	Warehouse
Ede, The Netherlands	9,257	November 2016	One (5 yr.)	Offices
Erniss, Sweden	17,502	Month to Month	One (3 mos.)	Warehouse
Fondettes, France	191,856	Own	—	Manufacturing and Warehouse
Girona, Spain	14,639	November 2015	One (1 yr.)	Warehouse and Offices
Gland, Switzerland	5,586	September 2013	One (1 yr.)	Offices
Gland, Switzerland	1,184	September 2013	One (1 yr.)	Offices
Goteborg, Sweden	2,691	September 2015	One (3 yr.)	Warehouse
Hong, Denmark	155,541	Own	—	Warehouse and Offices
Isny, Germany	47,232	Own	—	Manufacturing, Warehouse and Offices
Isny, Germany	1,615	Own	—	Warehouse
Kinross, United Kingdom	4,800	Month to Month	One (6 mos.)	Warehouse and Offices
Kristiansand, Norway	646	January 2016	One (6 mos.)	Services and Offices
Landskrona, Sweden	5,382	January 2015	One (3 yr.)	Warehouse
Lillehammer, Norway	807	November 2013	One (6 mos.)	Services and Offices
Loppem, Belgium	4,036	March 2015	—	Warehouse and Offices
Mondsee, Austria	1,508	March 2014	One (3 yr.)	Warehouse and Offices
Mondsee, Austria	767	March 2013	One (3 yr.)	Offices
Oporto, Portugal	88,270	November 2015	One (1 yr.)	Manufacturing, Warehouse and Offices
Oskarshamn, Sweden	1,076	December 2013	One (1 yr.)	Warehouse
Oslo, Norway	24,262	April 2016	One (6 mos.)	Manufacturing, Warehouse and Offices
Pencoed, United Kingdom	150,000	December 2019	None	Manufacturing and Offices
Porta Westfalica, Germany	134,563	November 2021	Two (5yr.)	Manufacturing, Warehouse and Offices
Porta Westfalica, Germany	8,930	May 2013	One (3 mos.)	Warehouse

European Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Spanga, Sweden	16,146	Own	—	Warehouse and Offices
Thiene, Italy	21,528	Own	—	Warehouse and Offices
Thiene, Italy	10,764	October 2018	None	Warehouse
Tromso, Norway	678	June 2016	One (6 mos.)	Services and Offices
Trondheim, Norway	5,027	December 2013	One (6 mos.)	Services and Offices
Witterswil, Switzerland	40,343	March 2015	One (5 yr.)	Manufacturing, Warehouse and Offices
Witterswil, Switzerland	2,241	Month to Month	None	Warehouse
Witterswil, Switzerland	2,241	Month to Month	None	Warehouse

Item 3. Legal Proceedings.

In the ordinary course of its business, Invacare is a defendant in a number of lawsuits, primarily product liability actions in which various plaintiffs seek damages for injuries allegedly caused by defective products. All of the product liability lawsuits have been referred to the company's captive insurance company and/or excess insurance carriers and generally are contested vigorously. The coverage territory of the company's insurance is worldwide with the exception of those countries with respect to which, at the time the product is sold for use or at the time a claim is made, the U.S. government has suspended or prohibited diplomatic or trade relations. Management does not believe that the outcome of any of these actions will have a material adverse effect upon the company's business or financial condition.

As previously disclosed, in December 2011, the FDA requested that the company agree to a consent decree of injunction with respect to the company's corporate facility and its Taylor Street wheelchair manufacturing facility in Elyria, Ohio. In December 2012, the company reached agreement with the FDA on the terms of the consent decree. On December 20, 2012, a complaint and consent decree were filed in the U.S. District Court for the Northern District of Ohio, and on December 21, 2012, the Court approved the consent decree and it became effective. The consent decree limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair sub-assemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities. However, the company is entitled to continue to produce from the Taylor Street manufacturing facility certain medically necessary products, as well as ongoing replacement, service and repair of products already in use, under terms delineated in the consent decree and is able to fulfill purchase orders and quotes that were in the company's order fulfillment system prior to the effective date of the decree. Under the terms of the consent decree, in order to resume full operations at the impacted facilities, the company must successfully complete a third-party expert certification audit and receive written notification from the FDA. The certification audit is comprised of three distinct reports. The expert certification audit will be followed by an FDA inspection of the company's compliance with the quality system regulations. Each of the three audits will result in a third-party expert report that will then be reviewed by the FDA which will complete its own review procedures. Once satisfied with the company's compliance, the FDA will provide written notification that the company is permitted to resume full operations at the impacted facilities. The company cannot currently estimate the timing of the FDA written notifications. At the time of filing this annual report on Form 10-K, the company has initiated the first two of its third-party expert certification audits. Barring any unexpected developments or

the requirement to perform additional remediation activities as a result of the third-party expert audits, the company expects the first two certification audits to be completed in the first quarter of 2013. As of the time of this filing, the third expert certification audit has commenced and the company plans to complete the audit in the second quarter of 2013. Because the FDA has the authority to reinspect at any time, the company cannot determine whether the FDA will elect to inspect after either the first or second third-party expert audits. According to the consent decree, the FDA has thirty (30) days after receipt of the third expert certification audit results to commence its own inspection. It is not possible for the company to estimate the timing or potential response of the FDA's inspection and subsequent written notifications.

In a letter dated February 6, 2013, the FDA notified the company that, in the FDA's review of approved verification of medical necessity (VMN) forms submitted thus far, it found that the company failed to reject certain VMN forms which the FDA considered inadequately completed, and that similar failures in the future could result in the assessment of liquidated damages under the terms of the consent decree. The company has had discussions with and responded to the FDA and has taken actions to address FDA's concerns by enhancing the company's rigorous VMN review process. In addition, the company continues to provide training and feedback to providers and clinicians to educate them on the expectations for properly completing the VMN forms.

For additional information regarding the consent decree, please see the following sections of this Annual Report on Form 10-K: Item 1. Business - Government Regulation; Item 1A. Risk Factors; and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook and - Liquidity and Capital Resources.

As previously disclosed, in December 2010, the company received a warning letter from the FDA related to quality system processes and procedures at the company's Sanford, Florida facility. At the time of this filing, this matter remains pending. See Item 1A. Risk Factors in this Annual Report on Form 10-K.

The company received a subpoena in 2006 from the U.S. Department of Justice ("DOJ") seeking documents relating to three longstanding and well-known promotional and rebate programs maintained by the company. The company believes that the programs described in the subpoena are in compliance with all applicable laws and the company has cooperated fully with the government investigation. As of February 2013, the subpoena remains pending; although the last communication with the DOJ was in 2007.

Additional information regarding our commitments and contingencies is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Contingencies in the Notes to the Condensed Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

None.

Executive Officers of the Registrant.*

The following table sets forth the names of the executive officers of Invacare, each of whom serves at the pleasure of the Board of Directors, as well as certain other information.

Name	Age	Position
A. Malachi Mixon, III	72	Chairman of the Board of Directors
Gerald B. Blouch	66	President and Chief Executive Officer and Director
Robert K. Gudbranson	49	Senior Vice President, Chief Financial Officer and Treasurer
Anthony C. LaPlaca	54	Senior Vice President—General Counsel and Secretary
Joseph B. Richey, II	76	President—Invacare Technologies Division, Senior Vice President—Electronics and Design Engineering and Director
Louis F.J. Slangen	65	Executive Vice President—Marketing and Chief Product Officer
Patricia A. Stumpp	51	Senior Vice President—Human Resources

* The description of executive officers is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

A. Malachi Mixon, III has been a director since 1979. Mr. Mixon served as Chief Executive Officer from 1979 through 2010 and as President until 1996. He has served as Chairman of the Board since 1983. Mr. Mixon serves on the Board of Directors of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products and Park-Ohio Holdings Corp. (NASDAQ), Cleveland, Ohio, a diversified manufacturing services and products holding company. Mr. Mixon serves as Chairman Emeritus of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers.

Gerald B. Blouch has been President and a director of Invacare since November 1996. Effective January 1, 2011, Mr. Blouch became Chief Executive Officer of Invacare, after serving as interim Chief Executive Officer from April 2010 through December 2010. Mr. Blouch served as Chief Operating Officer from December 1994 through December 2010 and has served as Chairman—Invacare International since December 1993. Previously, Mr. Blouch was President—Homecare Division from March 1994 to December 1994 and Senior Vice President—Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

Robert K. Gudbranson was appointed Senior Vice President and Chief Financial Officer in April 2008. From October 2005 until his appointment at Invacare, Mr. Gudbranson served as Vice President of Strategic Planning and Acquisitions at Lincoln Electric Holdings, Inc. (NASDAQ: LECO), a $2.0 billion global manufacturer of welding, brazing and soldering products located in Cleveland, Ohio. Prior to joining Lincoln Electric, Mr. Gudbranson served as Director of Business Development and Investor Relations at Invacare from June 2002 to October 2005. Mr. Gudbranson has also served as Invacare's Assistant Treasurer and as the European Finance Director.

Anthony C. LaPlaca was appointed Senior Vice President, General Counsel and Secretary effective January 2009. Previously, Mr. LaPlaca served as Vice President and General Counsel for six and a half years with Bendix Commercial Vehicle Systems LLC, a member of the Knorr-Bremse group, a supplier of commercial vehicle safety systems. Prior to that, he served as Vice President and General Counsel to Honeywell Transportation & Power Systems and General Counsel to Honeywell Commercial Vehicle Systems LLC.

Joseph B. Richey, II has been a director since 1980 and in September 1992 was named President—Invacare Technologies Division and Senior Vice President—Electronics and Design Engineering. Previously, Mr. Richey was Senior Vice President of Product Development from July 1984 to September 1992 and Senior Vice President and General Manager of North American Operations from September 1989 to September 1992. Mr. Richey is also a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation. Mr. Richey previously served on the Board of Directors of Steris Corporation from 1987 to July 2009.

Louis F. J. Slangen was named Executive Vice President—Marketing and Chief Product Officer in February 2012. Previously, Mr. Slangen served as Senior Vice President—Corporate Marketing and Chief Product Officer from September 2010 to February 2012; Senior Vice President—Global Market Development from June 2004 to September 2010; Senior Vice President—Sales & Marketing from December 1994 to June 2004 and from September 1989 to December 1994 was Vice President—Sales and Marketing. Mr. Slangen was also President—Rehab Division from March 1994 to December 1994 and Vice President and General Manager—Rehab Division from September 1992 to March 1994.

Patricia A. Stumpp has been the Senior Vice President—Human Resources since September 2009. Mrs. Stumpp joined Invacare in 1991 and was promoted to her current position in 2009. Previously, Mrs. Stumpp served as Director of Compensation & Benefits from January 2001 to August 2009 and as Director of the Human Resources Group from August 2006 until August 2009. She also has prior experience in healthcare, small business and the services industry. She holds a B.A. in Psychology and M.B.A. from The University of Toledo.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Invacare's Common Shares, without par value, trade on the New York Stock Exchange (NYSE) under the symbol "IVC." Ownership of the company's Class B Common Shares (which are not listed on NYSE) cannot be transferred, except, in general, to family members without first being converted into Common Shares. Class B Common Shares may be converted into Common Shares at any time on a share-for-share basis. The number of record holders of the company Common Shares and Class B Common Shares at March 13, 2013 was 2,743 and 25, respectively. The closing sale price for the Common Shares on March 13, 2013 as reported by NYSE was $14.72. The prices set forth below do not include retail markups, markdowns or commissions.

The range of high and low quarterly prices of the Common Shares and dividends in each of the two most recent fiscal years were as follows:

	2012			2011		
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Quarter Ended:						
December 31	$ 16.45	$ 12.98	$ 0.0125	$ 24.80	$ 14.70	$ 0.0125
September 30	17.15	13.37	0.0125	34.29	22.85	0.0125
June 30	16.54	14.21	0.0125	33.58	30.99	0.0125
March 31	17.94	15.49	0.0125	31.12	27.64	0.0125

During 2012 and 2011, the Board of Directors also declared annualized dividends of $0.045 per Class B Common Share. For information regarding limitations on the payment of dividends in the company loan and note agreements, see Long Term Debt in the Notes to the Consolidated Financial Statements included in this report. The Common Shares are entitled to receive cash dividends at a rate of at least 110% of cash dividends paid on the Class B Common Shares. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, regarding covenants in the company's senior credit facility with respect to the payment of dividends.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on Invacare's common shares against the yearly cumulative total return of the companies listed on the Standard & Poor's 500 Stock Index, the Russell 2000 Stock Index and the S&P Healthcare Equipment & Supplies Index*.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Invacare Corporation, the S&P 500 Index, the Russell 2000 Index, and S&P Healthcare Equipment & Supplies



$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12

—□— Invacare Corporation — △ - S&P 500 ---○--- Russell 2000 —✱— S&P Healthcare Equipment & Supplies

	12/07	12/08	12/09	12/10	12/11	12/12
Invacare Corporation	$ 100.00	$ 61.74	$ 99.47	$ 120.47	$ 61.23	$ 65.44
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
S&P Healthcare Equipment & Supplies	100.00	71.17	90.36	92.02	90.93	107.70

* The S&P Healthcare Equipment & Supplies Index is a capitalization-weighted average index comprised of health care companies in the S&P 500 Index.

The graph assumes $100 invested on December 31, 2007 in the common shares of Invacare Corporation, S&P 500 Index, Russell 2000 Index and the S&P Healthcare Equipment & Supplies Index, including reinvestment of dividends, through December 31, 2012.

The following table presents information with respect to repurchases of common shares made by the company during the three months ended December 31, 2012.

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (2)
10/1/2012 - 10/31/12	—	$ —	—	2,453,978
11/1/2012 - 11/30/12	26,776	13.02	—	2,453,978
12/1/2012 - 12/31/12	—	—	—	2,453,978
Total	26,776	$ 21.20	—	2,453,978

(1) All 26,776 shares repurchased between November 1, 2012 and November 30, 2012 were surrendered to the company by employees for minimum tax withholding purposes in conjunction with the vesting of restricted shares awarded to the employees under the company's 2003 Performance Plan.

(2) In 2001, the Board of Directors authorized the company to purchase up to 2,000,000 Common Shares, excluding any shares acquired from employees or directors as a result of the exercise of options or vesting of restricted shares pursuant to the company's performance plans. The Board of Directors reaffirmed its authorization of this repurchase program on November 5, 2010, and on August 17, 2011 authorized an additional 2,046,500 shares for repurchase under the plan. To date, the company has purchased 1,592,522 shares under this program, with authorization remaining to purchase 2,453,978 shares. The company did not purchased any shares pursuant to this Board authorized program during 2012.

During 2012, the company purchased a total of $500,000 in principal amount of its outstanding 4.125% Convertible Senior Subordinated Debentures due 2027 in privately negotiated transactions for an aggregate of approximately $501,000, plus accrued and unpaid interest. The company may continue from time to time seek to retire or purchase the company's outstanding 4.125% Convertible Senior Subordinated Debentures due 2027, in privately negotiated transactions or otherwise.

The equity compensation plan information required under Item 201(d) of Regulation S-K is incorporated by reference to the information under the caption "Equity Compensation Plan Information" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Item 6. Selected Financial Data.

The selected consolidated financial data set forth below with respect to the company's consolidated statements of comprehensive income (loss), cash flows and shareholders' equity for the fiscal years ended December 31, 2012, 2011 and 2010, and the consolidated balance sheets as of December 31, 2012 and 2011 are derived from the Consolidated Financial Statements included elsewhere in this Form 10-K. The consolidated statements of comprehensive income (loss), cash flows and shareholders' equity data for the fiscal years ended December 31, 2009 and 2008 and consolidated balance sheet data for the fiscal years ended December 31, 2010, 2009 and 2008 are derived from the company's previously filed Consolidated Financial Statements. The data set forth below should be read in conjunction with Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the company's Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K. On December 21, 2012, the company entered into an agreement to dispose of its Invacare Supply Group (ISG) business. As such, the results of operations for this business have been

classified as discontinued operations for all periods presented. The Balance Sheet, Other Data and Key Ratios reflect the impact of the discontinued operation to the extent that ISG is included in the Consolidated Balance Sheets and Consolidated Statement of Cash Flows.

	2012 *	2011 **	2010 ***	2009 ****	2008 *****
	(In thousands, except per share and ratio data)				
Earnings					
Net Sales	$ 1,455,461	$ 1,501,639	$ 1,424,564	$ 1,412,841	$ 1,489,876
Net Earnings (loss) from continuing operations	(8,269)	(18,518)	11,604	29,494	25,947
Net Earnings from discontinued operations	10,096	14,405	13,737	11,685	8,910
Net Earnings (loss)	1,827	(4,113)	25,341	41,179	34,857
Net Earnings (loss) per Share—Basic:					
Net Earnings (loss) from Continuing Operations	(0.26)	(0.58)	0.36	0.92	0.81
Net Earnings from Discontinued Operations	0.32	0.45	0.42	0.37	0.28
Net Earnings (loss) per Share—Basic	0.06	(0.13)	0.78	1.29	1.09
Net Earnings (loss) per Share—Assuming Dilution:					
Net Earnings (loss) from Continuing Operations	(0.26)	(0.58)	0.35	0.92	0.81
Net Earnings from Discontinued Operations	0.32	0.45	0.42	0.37	0.28
Net Earnings (loss) per Share—Assuming Dilution	0.06	(0.13)	0.78	1.29	1.09
Dividends per Common Share	0.05	0.05	0.05	0.05	0.05
Dividends per Class B Common Share	0.04545	0.04545	0.04545	0.04545	0.04545
Balance Sheet					
Current Assets	$ 567,949	$ 528,770	$ 526,159	$ 528,464	$ 551,058
Total Assets	1,262,294	1,281,054	1,280,400	1,359,501	1,314,473
Current Liabilities	299,735	287,939	290,308	290,327	284,998
Working Capital	268,214	240,831	235,851	238,137	266,060
Long-Term Debt	229,375	260,440	238,090	272,234	407,707
Other Long-Term Obligations	112,195	106,150	99,591	95,703	88,826
Shareholders' Equity	620,989	626,525	652,411	701,237	532,942
Other Data					
Research and Development Expenditures	$ 31,663	$ 27,556	$ 25,954	$ 25,725	$ 24,764
Capital Expenditures	20,091	22,160	17,353	17,999	19,957
Depreciation and Amortization	38,593	38,883	36,804	40,562	43,744
Key Ratios					
Return on Sales % from continuing operations	(0.6)	(1.2)	0.8	2.1	1.7
Return on Average Assets %	0.1	(0.3)	1.9	3.1	2.5
Return on Beginning Shareholders' Equity %	0.3	(0.6)	3.6	7.7	5.7
Current Ratio	1.9:1	1.8:1	1.8:1	1.8:1	1.9:1
Debt-to-Equity Ratio	0.4:1	0.4:1	0.4:1	0.4:1	0.8:1

* Reflects incremental regulatory and compliance costs related to quality system improvements of $22,757,000 ($22,757,000 after-tax expense) or $0.72 per share assuming dilution, a discrete 2012 tax

expense related to prior years of $9,336,000 or $0.30 per share assuming dilution which is a non-cash charge in 2012 for a matter that is under audit and being contested by the company, charges related to restructuring from continuing operations of $11,394,000 ($11,255,000 after-tax expense) or $0.36 per share assuming dilution, early debt extinguishment charges of $312,000 ($312,000 after-tax expense) or $0.01 per share assuming dilution and the positive impact of an intraperiod tax allocation associated with discontinued operations of $5,758,000 or $0.18 per share assuming dilution.

** Reflects loss on debt extinguishment including debt finance charges and associated fees of $24,200,000 ($24,200,000 after tax or $0.76 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt; asset write-downs for goodwill and intangibles of $49,480,000 ($48,719,000 after tax or $1.52 per share assuming dilution); restructuring charge of $10,870,000 ($10,599,000 after tax or $0.33 per share assuming dilution); and a tax benefit in Germany of $4,947,000 ($4,947,000 after tax or $0.15 per share assuming dilution).

*** Reflects loss on debt extinguishment including debt finance charges and associated fees of $40,164,000 ($40,164,000 after tax or $1.23 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt.

**** Reflects restructuring charge of $4,804,000 ($4,124,000 after tax or $.13 per share assuming dilution); loss on debt extinguishment including debt fees $2,878,000 ($2,878,000 after tax or $.09 per share assuming dilution); asset write-downs for intangibles and investments of $8,409,000 ($7,909,000 after tax or $.25 per share assuming dilution).

***** Reflects restructuring charge of $4,766,000 ($4,516,000 after tax or $.14 per share assuming dilution).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OUTLOOK

The company's fiscal year 2012 was dominated by its consent decree negotiations with the FDA which concluded when the consent decree became effective on December 21, 2012. The consent decree of injunction limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair subassemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities.

In order to resume full operations at the impacted Elyria, Ohio facilities, the company must successfully complete a three-step third-party expert certification audit that will be followed by an FDA inspection. The company has initiated the first two of its third-party expert certification audits. The first addresses the equipment and process validation procedures in the Taylor Street manufacturing facility and the second addresses the company's design control procedures at the corporate facility. Barring any unexpected developments or the requirement to perform additional remediation activities as a result of the third-party expert audits, the company expects the first two certification audits to be completed in the first quarter of 2013. At the time of filing this Annual Report on Form 10-K, the third expert certification audit has commenced and the company plans to complete the audit in the second quarter of 2013. Because the FDA has the authority to reinspect at any time, the company cannot determine whether the FDA will elect to inspect after either the first or second third-party expert audits. According to the consent decree, the FDA has thirty (30) days after receipt of the third expert certification audit results to commence its own inspection. It is not possible for the company to estimate the timing or potential response of the FDA's inspection and subsequent written notification and thus, it is uncertain whether normal operations will resume before the end of 2013. Completing the remediation and receiving the FDA's approval on the second certification audit related to design controls will allow the company to resume design activities and refocus its engineering resources on new product development. Introducing new product solutions to the market will get the company back on track to regaining market share and resuming its globalization program designed to harmonize core product offerings and deliver on its long-term goal of $100 million in cost improvements and re-establish high single-digit operating margins.

Since the consent decree became effective, new orders for power wheelchairs, one of the company's most profitable product lines, have declined substantially compared to the same period last year, primarily due to the consent decree's limitations on the company's ability to manufacture, assemble and distribute wheelchairs at or from its Taylor Street manufacturing facility. As the company has previously disclosed, the consent decree contains several important exceptions, as follows:

a. The company may continue to fulfill orders and written quotes that were already in the company's order fulfillment system as of the December 21, 2012 effective date of the consent decree, as long as the provider completes a form certifying that he or she is aware of the decree and would still like for the company to fulfill the order.

b. The company may manufacture and distribute a user's replacement chair and/or seating system when a user requests the same or newer version of his/her existing product, and the clinician submits a verification of medical necessity form that acknowledges the existence of the consent decree.

c. The company may manufacture and distribute wheelchairs or seating systems from the Taylor Street facility, if a clinical evaluation determines that the product is medically necessary to meet a particular user's needs which cannot be appropriately addressed by another manufacturer's product, and the clinician and the user's physician complete and submit a verification of medical necessity form.

d. Other exemptions exist to allow for ongoing service, repair and warranty replacement of products already in use as long as the provider completes a form certifying that he or she is aware of the consent decree and that the parts and components they receive will be used solely for the service or repair of the company's wheelchairs already in use.

Providers and medical professionals, who are already over-burdened with substantial documentation obligations to satisfy reimbursement requirements, have struggled to complete the additional documentation needed to obtain an Invacare wheelchair or seating system for their users. In addition, the company reviews each signed verification of medical necessity (VMN) form for new and replacement wheelchairs and/or seating systems to ensure that it is appropriately completed. In instances where the VMN form has been found by the company to be improperly completed, or where the explanation of medical necessity is not deemed sufficient to justify the product order, the company rejects the VMN and returns it to the clinician; and the order remains on hold until the company receives the appropriately completed VMN. The company is required to submit to the FDA copies of each approved VMN the company receives during the first 90 days after the effective date of the consent decree. In a letter dated February 6, 2013, the FDA notified the company that, in the FDA's review of approved VMN forms submitted thus far, it found that the company failed to reject certain VMN forms which the FDA considered inadequately completed and that similar failures in the future could result in the assessment of liquidated damages under the terms of the consent decree. The company has had discussions with the FDA and has taken actions to address FDA's concerns by enhancing the company's rigorous VMN review process. In addition, the company continues to provide training and feedback to providers and clinicians to educate them on the expectations for properly completing the VMN forms. At the time of filing this Annual Report on Form 10-K, the number of orders which the company has fulfilled with the appropriate VMN documentation requirements is substantially lower than comparable order volume during the same period last year.

In 2013, the company expects continued pressure on its organic net sales, cash flow and operating profitability. The key drivers of these pressures include the ongoing quality systems remediation costs, the related diversion of resources, and the limited production at its Taylor Street wheelchair manufacturing facility in Elyria, Ohio, due to the consent decree. In addition, the company has been unable to invest in the development or introduction of new products while it focuses its engineering resources on its quality systems remediation. Further, the consent decree enjoins the company from design activities related to wheelchairs and power beds at its corporate facility until it receives approval from the FDA on the second expert certification audit. As the company educates customers on the new documentation requirements, particularly the more detailed verification of medical necessity forms for new wheelchairs and/or seating systems, the company is experiencing slowness in incoming orders of new wheelchairs from the Taylor Street facility. The company is focused on completing its expert certification audits as quickly and efficiently as possible.

The company also is facing external challenges within its North America/HME segment. In addition to customers coping with prepayment reviews and post-payment audits of power mobility devices from Medicare and Medicaid, the Centers for Medicare and Medicaid Services (CMS) recently announced the bid rates for the second round of National Competitive Bidding (NCB), which are substantially lower than current average prices. The company continues to expect pressure on net sales as providers that were successful bidders in the 91 metropolitan statistical areas finalize the contracting process with CMS. Looking forward, the company is positioned to assist HME providers in managing the price reductions associated with NCB, and it will remain judicious in its extension of credit to customers in these areas. The company has worked closely with providers over the last two years in preparation for NCB, offering programs to assist them in improving their operational efficiency, as well as products that serve to expand market opportunities.

As described elsewhere in this Annual Report on Form 10-K, for the fiscal quarter and the fiscal year ended December 31, 2012, the company had a net loss from continuing operations of $0.34 per share and $0.26 per share, respectively. These results are indicative of the pressures on the company's net sales that were present throughout 2012, even before the FDA consent decree became effective. While, at the time of this filing, the consent decree had been effective for only approximately two months and thus, the effect on customer orders and net sales was not yet clear, the company expects to experience further declines in net sales as a result of the limitations imposed by the consent decree. The company expects to continue to experience decreased net sales in the North America/HME segment until it has successfully completed the previously described third-party expert certification audit and FDA inspection and has received written notification from the FDA that the company may resume full operations. For the North America/HME segment, total Mobility and Seating sales were

$278,113,000 for the year ended December 31, 2011 and $244,417,000 for the year ended December 31, 2012. However, not all the product lines included in these amounts were manufactured at the Taylor Street facility. The company does not track net sales by production facility. Therefore, the company has estimated net sales attributable to the Taylor Street facility by segregating the net sales for the North America/HME segment by business unit and product line and then estimating whether the product lines were sourced from the Taylor Street facility. Based on this methodology, the company estimates that total net sales related to products produced at the Taylor Street facility were approximately $172,000,000 for the year ended December 31, 2011 and $147,000,000 for the year ended December 31, 2012. Even after the company receives the FDA notification that it may resume full operations at its Taylor Street facility, it is uncertain as to whether, or how quickly, the company will be able to rebuild net sales to more typical historical levels, irrespective of market conditions. Accordingly, the company expects that these challenges could negatively impact the company's operating results in 2013 to an even greater degree than was experienced in 2012.

DISCONTINUED OPERATIONS

As part of the company's globalization strategy, and to allow the company to focus on its core equipment product lines, the company completed the sale of its medical supplies business, Invacare Supply Group (ISG), on January 18, 2013. The transaction was completed pursuant to a share purchase agreement that was entered into on December 21, 2012. Under the terms of the sale, the company received approximately $150,800,000 in cash, which is subject to final post-closing adjustments, with net proceeds from the sale of approximately $146,600,000, net of expenses.

The company will recognize, in its financial statements for the first quarter ended March 31, 2013, a net after-tax gain of approximately $40,600,000 ($60,400,000 pre-tax) from the sale transaction, which represents the excess of the net sales price over the book value of the assets and liabilities of ISG as of the date of completion of the disposition. The company utilized the proceeds from the sale to reduce debt outstanding under its revolving credit facility in the first quarter of 2013. Going forward, the sale of this business is expected to be dilutive to the company's results.

As a result of the company's decision to sell the business in December 2012, the assets and liabilities of ISG were reflected as assets and liabilities held for sale at the end of 2012 and 2011. Assets and liabilities held for sale were comprised of the following:

(In thousands)	December 31, 2012	December 31, 2011
Trade receivables, net	$ 44,196	$ 37,583
Inventories, net	25,165	24,042
Other current assets	9,355	5,988
Goodwill	23,073	—
Property, plant and equipment, net	1,368	—
Assets held for sale - current	$ 103,157	$ 67,613
Assets held for sale - non-current	$ —	$ 24,445
Accounts payable	$ 17,692	$ 12,354
Accrued expenses	4,602	3,902
Accrued income taxes	1,064	680
Liabilities held for sale - current	$ 23,358	$ 16,936

Unless otherwise noted, the following discussions of the net results of the company and its segments exclude the discontinued operation of ISG.

RESULTS OF CONTINUING OPERATIONS

2012 Versus 2011

Net Sales. Consolidated net sales for 2012 declined 3.1% for the year, to $1,455,461,000 from $1,501,639,000 in 2011. Foreign currency translation decreased net sales 2.5 percentage points while an acquisition increased net sales by 1.1 percentage points. Organic net sales declined 1.7% which was driven by decreases in the North America/HME and Asia Pacific segments partially offset by increases in the Europe and IPG segments.

North America/Home Medical Equipment (North America/HME)

NA/HME net sales decreased 7.2% in 2012 versus the prior year to $693,285,000 from $746,782,000 with foreign currency translation decreasing net sales by 0.1 of a percentage point. The organic net sales decrease of 7.1% was driven by reductions in all three sales categories: mobility and seating, respiratory therapy and lifestyle products. The net sales in this segment were impacted by uncertainty related to the FDA consent decree and the lack of new products as a result of refocusing engineering resources on remediation related to the consent decree. In addition, in the second half of the year there were also external pressures on the company's customers relating to the second round of National Competitive Bidding, as well as prepayment reviews and post-payment audits from Medicare and Medicaid.

Institutional Products Group (IPG)

IPG net sales increased 19.8% in 2012 over the prior year to $148,648,000 from $124,121,000. Foreign currency translation had no material impact on net sales while an acquisition increased net sales by 13.1 percentage points. The organic net sales increase of 6.7% was largely driven by net sales increases in interior design projects for long-term care facilities and dialysis chairs, which were partially offset by declines in institutional beds.

Europe

European net sales increased 0.4% in 2012 compared to the prior year to $546,543,000 from $544,537,000 with foreign currency translation decreasing net sales by 6.6 percentage points. Organic net sales increased 7.0 percentage points, which was primarily attributable to increases in respiratory therapy products partially offset by declines in lifestyle and mobility and seating products.

Asia/Pacific

Asia/Pacific net sales decreased 22.3% in 2012 from the prior year to $66,985,000 from $86,199,000. Foreign currency translation increased net sales by 0.7 of a percentage point. The organic net sales decline of 23.0 percentage points was driven primarily by volume declines in the company's Australian and New Zealand distribution businesses as well as in the company's subsidiary, which produces microprocessor controllers. Changes in exchange rates, particularly with the Euro and U.S. Dollar, have had, and may continue to have, a significant impact on sales in this segment.

Gross Profit. Consolidated gross profit as a percentage of net sales was 30.6% in 2012 as compared to 32.0% in 2011. The margin decline was principally related to sales mix favoring lower margin product lines and lower margin customers, reduced volumes and increased research and development expenses partially offset by the benefit of the company's 2011 acquisition of a rental business. Gross profit as a percentage of net sales for the IPG segment was favorable as compared to the prior year with NA/HME, European and Asia/Pacific segments unfavorable to the prior year.

NA/HME gross profit as a percentage of net sales declined 2.1 percentage points in 2012 from the prior year. The decline in margins was principally due to an unfavorable sales mix favoring lower margin customers and product lines, reduced volumes and increased research and development expenses, primarily focused on FDA remediation.

IPG gross profit as a percentage of net sales increased 1.8 percentage points in 2012 from the prior year. The increase in margin is primarily attributable to volume increases, the favorable impact from the rental acquisition, which was finalized in the fourth quarter of 2011 and reduced freight costs partially offset by increased research and development expenses. The increased research and development expenses for this segment include the costs of contracted engineering on negative pressure wound therapy products.

Gross profit in Europe as a percentage of net sales declined 1.8 percentage points in 2012 from the prior year. The decrease was primarily a result of unfavorable product mix toward lower margin product and lower margin customers and increased warranty expenses.

Gross profit in Asia/Pacific as a percentage of net sales declined 3.7 percentage points in 2012 from the prior year. The decline was primarily as a result of the significant volume declines in each of the businesses in this segment.

Selling, General and Administrative. Consolidated selling, general and administrative (SG&A) expenses as a percentage of net sales were 28.5% in 2012 and 26.4% in 2011. The overall dollar increase was $17,970,000 or 4.5%, with foreign currency translation decreasing expenses by $8,313,000, or 2.1 percentage points, and an acquisition increasing expenses by $10,263,000, or 2.6 percentage points. Excluding the acquisition and the impact of foreign currency translation, SG&A expenses increased $16,020,000 or 4.0%. This increase is primarily attributable to increased regulatory and compliance costs related to quality systems improvements of $22,757,000. Excluding an acquisition, the impact of foreign currency translation and the increased regulatory and compliance costs, SG&A expense decreased $6,737,000, or 1.7 percentage points, primarily as a result of reduced bad debt and associate costs.

SG&A expenses for NA/HME increased 4.9%, or $9,779,000, in 2012 compared to 2011 with foreign currency translation decreasing SG&A expense by $215,000. Excluding the foreign currency translation, SG&A expense increased $9,994,000 or 5.0% due to increased regulatory and compliance costs related to quality systems improvements of $22,757,000, partially offset by reduced bad debt and associate costs.

SG&A expenses for IPG increased by 34.0%, or $11,821,000, in 2012 compared to 2011. An acquisition increased SG&A expenses by 29.5 percentage points, or $10,263,000, while foreign currency translation decreased expense by $22,000, or 0.1 of a percentage point. Excluding the impact of an acquisition and foreign currency translation, SG&A expenses increased by $1,580,000, or 4.5%, due to increased associate costs, including commission expense and unfavorable currency transaction effects associated with the Canadian Dollar versus the U.S. Dollar.

European SG&A expenses decreased by 2.9%, or $3,741,000, in 2012 compared to 2011. Foreign currency translation decreased SG&A expenses by approximately $8,293,000. Excluding the foreign currency translation impact, SG&A expenses increased by $4,552,000, or 3.5%, primarily related to increased associate costs and bad debt expense partially offset by favorable foreign currency transaction effects.

Asia/Pacific SG&A expenses increased 0.4%, or $111,000, in 2012 compared to 2011. Foreign currency translation increased expenses by $217,000. Excluding the foreign currency translation impact, SG&A expenses decreased $106,000, or 0.3%, primarily due to reduced bad debt expenses.

Asset write-downs to intangible assets. In accordance with ASC 350, Intangibles - Goodwill and Other, the company reviews intangibles for impairment. As a result of the company's 2012 annual intangible impairment

review, an impairment charge of $96,000 ($96,000 after tax) was recorded related to a patent in the NA/HME segment. In addition, total impairment charges of $677,000 ($602,000 after tax) were recorded in the IPG segment: $398,000 ($398,000 after tax) related to developed technology and $279,000 ($204,000 after tax) related to a trademark impairment.

In 2011, the company recorded intangible impairment charges of $1,761,000 related to certain intangible assets in the NA/HME, IPG, Europe and Asia/Pacific segments. In addition, as a result of the company's annual impairment test of goodwill, the company recorded an impairment charge of $39,729,000 ($39,729,000 after tax) in the Asia/Pacific segment as a result of reduced forecasted profitability and $7,990,000 ($7,336,000 after tax) in the NA/HME segment as a result of the impact from the FDA consent decree.

Debt Finance Charges and Fees. In 2012, the company extinguished $500,000 in principal amount of its outstanding 4.125% convertible senior subordinated debentures due in February 2027. This early debt extinguishment resulted in debt fees and premium expenses of $312,000 comprised of $301,000 of premiums paid and losses recorded as a result of early debt extinguishment and $11,000 of expense related to deferred financing fee write-offs, which were previously capitalized.

In 2011, the company extinguished $63,351,000 in principal amount of its outstanding 4.125% convertible senior subordinated debentures due in February 2027. This early debt extinguishment resulted in debt fees and premium expenses of $24,200,000 comprised of $22,646,000 of premiums paid and losses recorded as a result of early debt extinguishment and $1,554,000 of expenses related to deferred financing fee write-offs, which were previously capitalized.

All of the debt finance charges and fees in 2012 and 2011 are included in the All Other segment.

Charge Related to Restructuring Activities. The company's restructuring charges were necessitated primarily by continued declines in Medicare and Medicaid reimbursement by the U.S. government, as well as similar healthcare reimbursement pressures abroad, which negatively affect the company's customers (e.g. home health care providers), coupled with continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations. While the company's restructuring efforts have been executed on a timely basis, resulting in operating cost savings, the savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements which are unrelated to the restructuring actions. The company expects any near-term cost savings from restructuring will be more than offset by higher regulatory and compliance costs related to quality system improvements at least until the company has completed its quality systems remediation efforts.

The company's restructuring commenced in the second quarter of 2011 with the company's decision to close the Hong, Denmark assembly facility as part of the company's ongoing globalization initiative to reduce complexity in the company's supply chain which is intended to reduce expenses to help offset pricing pressures. In the third quarter of 2011, the company continued to execute on the closure of the Hong, Denmark assembly facility and initiated the closure of a smaller facility in the U.S. Charges for the quarter ended December 31, 2011 were primarily incurred at the company's corporate headquarters for severance, with additional costs incurred as a result of the closure of the Hong, Denmark facility. The facility closures were completed in 2012 in addition to the elimination of various positions principally in the North America/Home Medical Equipment (HME) and Asia/Pacific segments.

Charges for the year ended December 31, 2011 totaled $10,534,000 including charges for severance ($8,352,000), contract exit costs primarily related to the closure of the Hong, Denmark assembly facility ($1,788,000) and inventory write-offs ($277,000) recorded in cost of products sold and miscellaneous costs ($117,000). The majority of the 2011 North America/HME charges were incurred for severance, primarily at the corporate headquarters as the result of the elimination of various positions principally in sales and administration in Elyria, Ohio. These eliminations were permanent reductions in workforce which primarily resulted in reduced

selling, general and administrative expenses. In Europe, the charges were the result of the closure of the company's Hong, Denmark facility. The assembly activities were transferred to other company facilities or outsourced to third parties. This closure enabled the company to reduce fixed operating costs related to the facility and reduce headcount with the transfer of a portion of the production to other company facilities. The majority of the 2011 charges have now been paid out and were funded with operating cash flows.

Charges for the year ended December 31, 2012 totaled $11,395,000, of which $491,000 was recorded in cost of goods sold, since it related to inventory markdowns in the Asia/Pacific segment, and the remaining charge amount was included in Charges Related to Restructuring Activities in the Consolidated Statement of Operations. The charges include severance ($6,775,000), lease termination costs ($1,725,000), building and asset write-downs, primarily related to the closure of the Hong, Denmark assembly facility, and other miscellaneous charges in Europe and Asia/Pacific ($2,404,000) and inventory write-offs ($491,000) in Asia/Pacific recorded in cost of goods sold. Severance charges were primarily incurred in the North America/HME segment ($4,242,000), Asia/Pacific segment ($1,681,000) and Europe segment ($817,000). The charges were incurred as a result of the elimination of various positions as part of the company's globalization initiatives. In addition, a portion of the North America/HME segment severance was related to positions eliminated, principally in sales and marketing as well as manufacturing, at the company's Taylor Street facility as a result of the FDA consent decree. The savings from these charges will be reflected primarily in reduced selling, general and administrative expenses and manufacturing expenses for the company. In Europe, positions were eliminated as a result of finalizing the exit from the manufacturing facility in Denmark and an elimination of a senior management position in Switzerland. In Asia/Pacific, at the end of October 2012, the company's management approved a plan to restructure the company's operations in this segment. In Australia, the company consolidated offices / warehouses, decreased staffing and exited various activities while returning to a focus on distribution. At the company's subsidiary, which produces microprocessor controllers, the company decided to cease the contract manufacturing business for companies outside of the healthcare industry. Payments for the year ended December 31, 2012 were $9,381,000 and were funded with operating cash flows. The majority of the 2012 charges are expected to be paid out within the next twelve months.

There have been no material changes in accrued balances related to the charges, either as a result of revisions in the plan or changes in estimates. In addition, the savings anticipated as a result of the company's restructuring plans have been or are expected to be achieved, primarily resulting in reduced salary and benefit costs principally impacting Selling, General and Administrative expenses, and to a lesser extent, Costs of Products Sold. However, in 2011 and into 2012, these savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements, which are unrelated to the restructuring actions.

To date, the company's liquidity has not been materially impacted; however, the company's disclosure in Liquidity and Capital Resources highlights risks that could negatively impact the company's liquidity. See also "Charges Related to Restructuring Activities" in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Interest. Interest expense decreased to $9,121,000 in 2012 from $11,025,000 in 2011, representing a 17.3% decrease. This decrease was attributable primarily to debt reduction during the year, and to a lesser extent, lower borrowing rates in 2012 as compared to 2011. Interest income in 2012 was $685,000 as compared to $1,212,000 in 2011, primarily due to a reduction in volume of financing provided to customers.

Income Taxes. The company had an effective tax rate of 182.9% in 2012 and 102.6% in 2011 on earnings (loss) from continuing operations. The company's effective tax rate in 2012 was higher than the expected U.S. federal statutory rate due to the negative impact of the company not being able to record tax benefits related to losses in countries which had tax valuation allowances for the year, more than offsetting the benefit of foreign income taxed at rates below the U.S. statutory rate. The company also recorded a foreign discrete tax adjustment of $9,336,000 including interest related to prior year periods under audit, which is being contested by the

company. The company's effective tax rate in 2011 was higher than the expected U.S. federal statutory rate due to goodwill and intangible write-offs without tax benefit and the negative impact of the company not being able to record tax benefits related to losses in countries which had tax valuation allowances for the year, which more than offset the benefit of foreign income taxed at rates below the U.S. statutory rate. In addition, during 2011, the company recognized a $4,947,000 tax benefit as a result of a tax settlement in Germany as the German government agreed to follow a European Court of Justice case and a German Tax Court case that impacted an open tax return year. In both years, the company's losses without benefit and valuation allowances existed in the United States, Denmark, Australia and New Zealand. See "Income Taxes" in the Notes to the Consolidated Financial Statements included elsewhere in this report for more detail.

Research and Development. The company continues to invest in research and development activities to maintain its competitive advantage. The company dedicates funds to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $31,663,000 in 2012 from $27,556,000 in 2011. The expenditures, as a percentage of net sales, were 2.2% and 1.8% in 2012 and 2011, respectively.

2011 Versus 2010

Net Sales. Consolidated net sales for 2011 increased 5.4% for the year, to $1,501,639,000 from $1,424,564,000 in 2010. Foreign currency translation increased net sales 2.7 percentage points while acquisitions increased net sales by 0.8 of a percentage point. The organic net sales increase was 1.9% which was driven primarily by growth in all segments except Asia/Pacific.

North America/Home Medical Equipment (NA/HME)

NA/HME net sales increased 1.1% in 2011 versus the prior year to $746,782,000 from $738,441,000 in the prior year, with foreign currency translation increasing net sales by 0.3 of a percentage point. The organic net sales increase of 0.8% was driven largely by respiratory therapy, which was partially offset by net sales declines in mobility and seating products. Specifically, net sales increases in stationary and portable oxygen concentrators and Invacare® Homefill® Oxygen systems were partially offset by decreases in net sales of powered mobility products, including custom and consumer power wheelchairs.

Institutional Products Group (IPG)

IPG net sales increased 27.4% in 2011 to $124,121,000 from $97,419,000 in the prior year. Foreign currency translation increased net sales by 0.5 of a percentage point and acquisitions increased net sales by 12.0 percentage points. The organic net sales increase of 14.9% was largely driven by net sales increases in beds and dialysis chairs.

Europe

European net sales increased 7.6% in 2011 to $544,537,000 from $506,069,000 in the prior year with foreign currency translation increasing net sales by 5.4 percentage points. Organic net sales increased 2.2% primarily as a result of increases in mobility and seating, respiratory therapy and lifestyle products.

Asia/Pacific

Asia/Pacific net sales increased 4.3% in 2011 to $86,199,000 from $82,635,000 in the prior year. Foreign currency translation increased net sales by 10.3 percentage points. The organic net sales decline of 6.0% was driven largely by the company's Australian and New Zealand distribution businesses.

Gross Profit. Consolidated gross profit as a percentage of net sales was 32.0% in 2011 as compared to 33.2% in 2010. The margin decline was principally related to sales mix favoring lower margin product lines and

lower margin customers, pricing pressure, primarily in the European segment, and increased warranty costs. Gross profit as a percentage of net sales for IPG and Asia/Pacific segments were favorable as compared to the prior year with NA/HME and European segments unfavorable to the prior year.

NA/HME gross profit as a percentage of net sales decreased by 3.0 percentage points in 2011 from the prior year. The decline in margins was principally due to an unfavorable sales mix favoring lower margin customers and product lines, and increased warranty costs.

IPG gross profit as a percentage of net sales increased 5.3 percentage points in 2011 from the prior year. The increase in margin is primarily attributable to volume increases, reduced freight cost and favorable impact from the rental acquisition completed in 2011.

Gross profit in Europe as a percentage of net sales declined 0.4 percentage points in 2011 from the prior year. The decrease was primarily a result of unfavorable product mix toward lower margin product and lower margin customers, pricing pressures primarily in personal care products and unfavorable foreign currency transactions.

Gross profit in Asia/Pacific as a percentage of net sales increased by 1.4 percentage points in 2011 from the prior year. The improvement was primarily as a result of favorable foreign currency impact principally due to the strengthening of the U.S. dollar partially offset by volume declines.

Selling, General and Administrative. Consolidated selling, general and administrative (SG&A) expenses as a percentage of net sales were 26.4% in 2011 and 27.0% in 2010. The overall dollar increase was $11,301,000, or 2.9%, with foreign currency translation increasing expenses by $12,669,000, or 3.3 percentage points, and acquisitions increasing expenses by $7,944,000, or 2.1 percentage points. Excluding acquisitions and the impact of foreign currency translation, SG&A expenses decreased $9,312,000, or 2.4%. This decrease is primarily attributable to reduced bad debt and product liability expenses, as well as decreased associate costs, including certain retirement plan costs, partially offset by increased legal, regulatory and compliance costs as well as unfavorable foreign currency transactions.

SG&A expenses for NA/HME decreased 5.0%, or $10,618,000, in 2011 compared to 2010 with foreign currency translation increasing SG&A expense by $704,000. Excluding the foreign currency translation, SG&A expense decreased $11,322,000 or 5.4% primarily due to reduced bad debt and product liability expenses, as well as decreased associate costs, including certain retirement plan costs, partially offset by increased legal, regulatory and compliance costs.

SG&A expenses for IPG increased by 37.6%, or $9,484,000, in 2011 compared to 2010. Acquisitions increased SG&A expenses by 31.5 percentage points, or $7,944,000, while foreign currency translation increased expense by $48,000, or 0.2 of a percentage point. Excluding the impact of acquisitions and foreign currency translation, SG&A expenses increased by $1,492,000, or 5.9%, largely due to increased associate costs, including commission expense, partially offset by favorable currency transaction effects associated with the Canadian Dollar versus the U.S. Dollar.

European SG&A expenses increased by 7.2%, or $8,725,000, in 2011 compared to 2010. Foreign currency translation increased SG&A expenses by approximately $8,815,000. Excluding the foreign currency translation impact, SG&A expenses decreased by $90,000.

Asia/Pacific SG&A expenses increased 13.4%, or $3,710,000, in 2011 compared to 2010. Foreign currency translation increased expenses by $3,102,000. Excluding the foreign currency translation impact, SG&A expenses increased $608,000, or 2.2%, primarily due to increased associate costs.

Asset write-downs to goodwill and intangible assets. The company undertakes its annual impairment test of goodwill and intangible assets in accordance with ASC 350, Intangibles - *Goodwill and Other*, as of

October 1 each year. As a result of the reduced forecasted profitability of its Asia/Pacific segment, the company recorded an impairment charge of $39,729,000 ($39,729,000 after tax), which represented the entire goodwill amount for the segment. In December 2011, the FDA requested that the company agree to a consent decree of injunction at the company's corporate facility and its wheelchair manufacturing facility in Elyria, Ohio. The significant decline in the company's stock price and market capitalization, as occurred following the announcement of the proposed consent decree in December 2011, were considered by the company as indicators of possible impairment that required an interim assessment of goodwill for impairment. As a result, in connection with the preparation of its 2011 financial statements, the company reassessed its goodwill for the NA/HME segment and recorded an estimated impairment charge in 2011 related for all the goodwill in this segment of $7,990,000 ($7,336,000 after tax).

In addition, the company completed its annual impairment test for intangible assets and recorded impairment charges totaling $1,761,000 ($1,654,000 after tax) in 2011 related to certain intangible assets in the NA/HME, Institutional Products Group, Europe and Asia/Pacific segments.

Debt Finance Charges and Fees . In 2011, the company extinguished $63,351,000 in principal amount of its outstanding 4.125% convertible senior subordinated debentures due in February 2027. This early debt extinguishment resulted in debt fees and premium expenses of $24,200,000 comprised of $22,646,000 of premiums paid and losses recorded as a result of early debt extinguishment and $1,554,000 of expense related to deferred financing fee write-offs, which were previously capitalized.

In 2010, as part of the company's refinancing, proceeds of the refinancing were used by the company to repay amounts outstanding on its then existing $250,000,000 revolving credit facility which was not due to expire until February 2013 and repurchase all of its outstanding 9.75% Senior Notes which were not due until February 2015. During 2010, the company also extinguished $57,799,000 in principal amount of its outstanding 4.125% convertible senior subordinated debentures due in February 2027. This early debt extinguishment resulted in debt fees and premium expenses of $40,164,000 for all of these debt instruments. Related to the revolving credit facility, the company expensed $1,228,000 of deferred financing fees, which were previously capitalized. Related to the Senior Notes, the company incurred the following debt fees and premium expenses: debt deferred financing fees of $3,764,000, which were previously capitalized and premiums and fees associated with the early extinguishment of the debt of $14,907,000. Related to the convertible senior subordinated debentures, the company incurred $18,763,000 of premiums paid and losses recorded as a result of early debt extinguishment and expensed deferred financing fees of $1,502,000, which were previously capitalized.

All of the debt finance charges and fees in 2011 and 2010 are included in the All Other segment.

Charge Related to Restructuring Activities. As disclosed previously and as a result of the company's ongoing globalization initiative to reduce complexity within its global footprint, the company finalized the closure of two facilities in 2011: one in the European segment and the other in the NA/HME segment. The assembly activities were transferred to other company facilities or outsourced to third parties. In addition, the company, as a continuation of its cost reduction and profit improvement initiatives, reduced headcount, primarily in the U.S. during the fourth quarter of 2011. As a result, the company incurred restructuring charges in 2011 of $10,534,000 of which $277,000 was recorded in cost of goods sold, since it related to inventory markdowns, and the remaining charge amount was included in the Charge Related to Restructuring Activities in the Consolidated Statement of Operations. The costs incurred during 2011 were principally related to severance and other associated closure costs.

Interest. Interest expense decreased to $11,025,000 in 2011 from $23,637,000 in 2010, representing a 53.4% decrease. This decrease was attributable to lower borrowing rates in 2011 as compared to 2010, and to a lesser extent, debt reduction. Interest income in 2011 was $1,212,000 as compared to $606,000 in 2010, primarily due to increased interest rates charged on financing provided to customers.

Income Taxes. The company had an effective tax rate of 102.6% in 2011 and 51.5% in 2010 on income (loss) from continuing operations. The company's effective tax rate in 2011 was higher than the expected U.S. federal statutory rate due to goodwill and intangible write-offs without tax benefit and the negative impact of the company not being able to record tax benefits related to losses in countries which had tax valuation allowances for the year, more than offsetting the benefit of foreign income taxed at rates below the U.S. statutory rate. In addition, during 2011, the company recognized a $4,947,000 tax benefit as a result of a tax settlement in Germany as the German government agreed to follow a European Court of Justice case and a German Tax Court case that impacted an open tax return year. The company's effective tax rate in 2010 was higher than the expected U.S. federal statutory rate due to losses without benefit due to valuation allowances offset partially by earnings abroad being taxed at rates lower than the U.S. statutory rate. The company has valuation allowances in the United States, Denmark, Australia and New Zealand. See "Income Taxes" in the Notes to the Consolidated Financial Statements included elsewhere in this report for more detail.

Research and Development. Research and development expenditures, which are included in costs of products sold, increased to $27,556,000 in 2011 from $25,954,000 in 2010. The expenditures, as a percentage of net sales, were 1.8% and 1.8% in 2011 and 2010, respectively.

INFLATION

Although the company cannot determine the precise effects of inflation, management believes that inflation does continue to have an influence on the cost of materials, salaries and benefits, utilities and outside services. The company attempts to minimize or offset the effects through increased sales volumes, capital expenditure programs designed to improve productivity, alternative sourcing of material and other cost control measures.

LIQUIDITY AND CAPITAL RESOURCES

The company continues to maintain an adequate liquidity position through its unused bank lines of credit (see Long-Term Debt in the Notes to Consolidated Financial Statements included in this report) and working capital management.

The company's total debt outstanding, inclusive of the debt discount included in equity in accordance with FSB APB 14-1, decreased by $31,394,000 to $238,143,000 at December 31, 2012 from $269,537,000 as of December 31, 2011. The company's balance sheet reflects the impact of ASC 470-20, which reduced debt and increased equity by $3,341,000 and $4,053,000 as of December 31, 2012 and December 31, 2011, respectively. The debt discount decreased $712,000 during 2012, primarily as a result of the extinguishment of convertible debt. The company's cash and cash equivalents were $38,791,000 at December 31, 2012, increased from $34,924,000 at December 31, 2011. At December 31, 2012, the company had outstanding $217,494,000 on its revolving line of credit compared to $247,063,000 as of December 31, 2011.

During 2012, the company's borrowing capacity and cash on hand were utilized to pay a contingent "earn out" payment of $9,000,000 in connection with a prior acquisition and to lower borrowings on the company's revolving credit agreement. Debt repurchases, acquisitions, the timing of vendor payments and other activity can have a significant impact on the company's borrowings outstanding such that the debt reported at the end of a given period may be materially different than debt levels during a given period. During 2012, the outstanding borrowings on the company's revolving credit facility varied from a low of $217,500,000 to a high of $293,400,000. While the company has cash balances in various jurisdictions around the world, there are no material restrictions regarding the use of such cash for dividends within the company, loans or other purposes.

The company's senior secured revolving credit agreement (the "Credit Agreement") provides for a $400 million senior secured revolving credit facility maturing in October 2015. Pursuant to the terms of the Credit Agreement, the company may from time to time borrow, repay and re-borrow up to an aggregate outstanding amount at any one time of $400 million, subject to customary conditions. The Credit Agreement also provides for the issuance of swing line loans. Borrowings under the Credit Agreement bear interest, at the

company's election, at (i) the London Inter-Bank Offer Rate ("LIBOR") plus a margin; or (ii) a Base Rate Option plus a margin. The applicable margin is currently 2.0% per annum for LIBOR loans and 1.0% for the Base Rate Option loans based on the company's leverage ratio. In addition to interest, the company is required to pay commitment fees on the unused portion of the Credit Agreement. The commitment fee rate is currently 0.35% per annum. Like the interest rate spreads, the commitment fee is subject to adjustment based on the company's leverage ratio. The obligations of the borrowers under the Credit Agreement are secured by substantially all of the company's U.S. assets and are guaranteed by substantially all of the company's material domestic and foreign subsidiaries.

The Credit Agreement contains certain covenants that are customary for similar credit arrangements, including covenants relating to, among other things, financial reporting and notification, compliance with laws, preservation of existence, maintenance of books and records, use of proceeds, maintenance of properties and insurance, and limitations on liens, dispositions, issuance of debt, investments, payment of dividends, repurchases of capital stock, acquisitions, transactions with affiliates, and capital expenditures. There also are financial covenants that require the company to maintain a maximum leverage ratio (consolidated funded indebtedness to consolidated EBITDA, each as defined in the Credit Agreement) of no greater than 3.50 to 1, and a minimum interest coverage ratio (consolidated EBITDA to consolidated interest charges, each as defined in the Credit Agreement) of no less than 3.50 to 1. In calculating the ratios, the company can on exclude up to $15,000,000 of cash restructuring charges from the calculation of EBITDA over the life of the agreement, and the company reached the limitation in the fourth quarter of 2012. Thus, all additional cash restructuring charges will count to reduce EBITDA thereunder. As of December 31, 2012, the company's leverage ratio was 2.66 and the company's interest coverage ratio was 19.00 compared to a leverage ratio of 1.81 and an interest coverage ratio of 23.80 as of December 31, 2011. As of December 31, 2012, the company was in compliance with all covenant requirements and, under the most restrictive covenant of the company's borrowing arrangements, the company had the capacity to borrow up to an additional $76,841,000.

The company's Credit Agreement, as well as cash flows from operations, has been a principal source of financing for much of its liquidity needs. If the company were unsuccessful in meeting its leverage or interest coverage ratio, or other, financial or operating covenants in its credit facility, it would result in a default, which could trigger acceleration of, or the right to accelerate, the related debt. Because of cross-default provisions in the agreements and instruments governing certain of the company's indebtedness, a default under the credit facility could result in a default under, and the acceleration of, certain other company indebtedness. In addition, the company's lenders would be entitled to proceed against the collateral securing the indebtedness.

Since December 31, 2012, the company has completed the sale of its ISG business for net proceeds of approximately $146,600,000, which were used to repay amounts outstanding under the credit facility and other current payables and thereby improve the company's leverage ratio.

Based on the company's current expectations, the company believes that its cash balances, cash generated by operations and available borrowing capacity under its senior credit facility should be sufficient to meet working capital needs, capital requirements, and commitments for at least the next twelve months. However, the company's ability to satisfy its liquidity needs will depend on many factors, including the operating performance of the business, the company's ability to successfully complete in a timely manner the third-party expert certification audit and FDA inspection contemplated under the consent decree and receipt of the written notification from the FDA permitting the company to resume full operations, as well as the company's continued compliance with the covenants under its credit facility. Notwithstanding the company's expectations, if the company's operating results decline substantially more than it currently anticipates, or if the company is unable to successfully complete the consent decree-related third-party expert certification audit and FDA inspection within the currently estimated time frame (including as a result of any need to complete significant additional remediation arising from the third-party expert certification audits of the FDA inspection), the company may be unable to comply with the financial covenants, and its lenders could demand repayment of the amounts outstanding under the company's credit facility.

As a result, continued compliance with the leverage covenant under the company's credit facility is a high priority, which means the company remains focused on generating sufficient cash and managing its expenditures. The company also may examine alternatives such as raising additional capital through permitted asset sales. In addition, if necessary or advisable, the company may seek to renegotiate its credit facility in order to remain in compliance. The company can make no assurances that under such circumstances our financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to the company, if at all.

The company may from time to time seek to retire or purchase its 4.125% Convertible Senior Subordinated Debentures due 2027, in privately negotiated transactions or otherwise. Such purchases or exchanges, if any, will depend on prevailing market conditions, the company's liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. In 2012, the company repurchased and extinguished $500,000 principal amount of its Convertible Senior Subordinated Debentures compared to $63,351,000 in 2011. As of December 31, 2012, the company had $13,350,000 remaining of outstanding Convertible Senior Subordinated Debentures.

While there is general concern about the potential for rising interest rates, the company believes that its exposure to interest rate fluctuations is manageable given that portions of the company's debt are at fixed rates into 2014, the company has the ability to utilize swaps to exchange variable rate debt to fixed rate debt, if needed, and the company's free cash flow should allow it to absorb any modest rate increases in the months ahead without any material impact on its liquidity or capital resources. The company is a party to interest rate swap agreements to effectively convert a portion of floating rate revolving credit facility debt to fixed rate debt to avoid the risk of changes in market interest rates. Specifically, interest rate swap agreements, as of December 31, 2012, for notional amounts of $15,000,000 through February 2013, $20,000,000 and $25,000,000 through May 2013, $18,000,000 through June 2013, $22,000,000 through September 2013 and $12,000,000 and $23,000,000 through April 2014 were entered into that fix the LIBOR component of the interest rate on that portion of the revolving credit facility debt at rates of 1.05%, 1.08%, 0.73%, 0.625%, 0.46%, 0.54% and 0.47%, respectively, for effective aggregate rates of 3.05%, 3.08%, 2.73%, 2.625%, 2.46%, 2.54% and 2.47%, respectively. As of December 31, 2012, the weighted average floating interest rate on borrowing was 2.21% compared to 2.28% as of December 31, 2011.

CAPITAL EXPENDITURES

There are no individually material capital expenditure commitments outstanding as of December 31, 2012. The company estimates that capital investments for 2013 could approximate between $20,000,000 and $25,000,000, compared to actual capital expenditures of $20,091,000 in 2012. The company believes that its balances of cash and cash equivalents, together with funds generated from operations and existing borrowing facilities, will be sufficient to meet its operating cash requirements and fund required capital expenditures for the foreseeable future.

CASH FLOWS

Cash flows provided by operating activities were $62,291,000 in 2012, compared to $99,078,000 in the previous year. The decline in operating cash flows in 2012 was primarily attributable to a decline in net earnings.

Cash flows used for investing activities were $29,442,000 in 2012, compared to $65,263,000 in 2011. Cash flows used for investing activities in 2012 were related to the purchase of property and equipment and contingent consideration payments related to an acquisition of $9,000,000. Cash flows used for investing activities in 2011 were primarily attributable to acquisitions of $42,430,000 in the IPG segment and to a lesser extent the purchase of property and equipment.

Cash flows required by financing activities in 2012 were $29,768,000, compared to cash flows required of $47,082,000 in 2011. The decrease in cash used was primarily attributable to reduced debt repayment and purchases of treasury stock in 2011.

During 2012, the company generated free cash flow of $49,094,000 compared to free cash flow of $80,603,000 in 2011. The decrease is due primarily to a decrease in net earnings. Free cash flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities, excluding net cash impact related to restructuring activities, less net purchases of property and equipment, net of proceeds from sales of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the company and its ability to repay debt or make future investments (including acquisitions, etc.).

The non-GAAP financial measure is reconciled to the GAAP measure as follows (in thousands):

	Twelve Months Ended December 31,	
	2012	**2011**
Net cash provided by operating activities	$ 62,291	$ 99,078
Plus: Net cash impact related to restructuring activities	6,735	3,621
Less: Purchases of property and equipment—net	(19,932)	(22,096)
Free Cash Flow	$ 49,094	$ 80,603

CONTRACTUAL OBLIGATIONS

The company's contractual obligations as of December 31, 2012 are as follows (in thousands):

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
4.125% Convertible Senior Subordinated Debentures due 2027	$ 21,128	$ 551	$ 1,101	$ 1,101	$ 18,375
Revolving Credit Agreement due 2015	231,202	9,559	221,643	—	—
Operating lease obligations	56,739	21,266	23,340	8,824	3,309
Capital lease obligations	9,158	1,443	2,761	2,738	2,216
Purchase obligations (primarily computer systems contracts)	6,097	4,010	2,087	—	—
Product liability	20,334	3,323	8,198	3,974	4,839
Supplemental Executive Retirement Plan	27,851	391	2,068	2,640	22,752
Other, principally deferred compensation	11,830	56	280	442	11,052
Total	$ 384,339	$ 40,599	$ 261,478	$ 19,719	$ 62,543

The table does not include any payments related to liabilities recorded for uncertain tax positions as the company cannot make a reasonably reliable estimate as to any other payments. See Income Taxes in the Notes to the Consolidated Financial Statements included in this report.

DIVIDEND POLICY

It is the company's policy to pay a nominal dividend in order for its stock to be more attractive to a broader range of investors. The current annual dividend rate remains at $0.05 per Common Share and $0.045 per Class B Common Share. It is not anticipated that this will change materially as the company believes that capital should be kept available for use in growth opportunities through internal development and acquisitions. For 2012, annualized dividends of $0.05 per Common Share and $0.045 per Class B Common Share were declared and paid.

CRITICAL ACCOUNTING ESTIMATES

The Consolidated Financial Statements included in the report include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related footnotes. In preparing the financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The following critical accounting policies, among others, affect the more significant judgments and estimates used in preparation of the company's consolidated financial statements.

Revenue Recognition

Invacare's revenues are recognized when products are shipped or services provided to unaffiliated customers. *Revenue Recognition*, ASC 605, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and ASC 605. Shipping and handling costs are included in cost of goods sold.

Sales are made only to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not ship any goods on consignment.

Distributed products sold by the company are accounted for in accordance with the revenue recognition guidance in ASC 605-45-05. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. Interest income is recognized on installment agreements in accordance

with the terms of the agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Allowance for Uncollectible Accounts Receivable

The estimated allowance for uncollectible amounts is based primarily on management's evaluation of the financial condition of the customer. In addition, as a result of the third party financing arrangement, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts and establishing reserves for specific customers as needed.

The company continues to closely monitor the credit-worthiness of its customers and adhere to tight credit policies. During the first quarter of 2011, the Centers for Medicare and Medicaid Services implemented the single payment amounts for Round 1 of the National Competitive Bidding program in nine metropolitan statistical areas (MSAs). The single payment amounts are used to determine the price that Medicare pays for certain durable medical equipment, prosthetics, orthotics and supplies. The company believes the changes announced could have a significant impact on the collectability of accounts receivable for those customers which are in the MSA locations impacted and which have a portion of their revenues tied to Medicare reimbursement. As a result, this is an additional risk factor which the company considers when assessing the collectability of accounts receivable.

Invacare has an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare's North America customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a recourse obligation for events of default under the contracts. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. A provision for excess and obsolete inventory is recorded as needed based upon the discontinuation of products, redesigning of existing products, new product introductions, market changes and safety issues. Both raw materials and finished goods are reserved for on the balance sheet.

In general, Invacare reviews inventory turns as an indicator of obsolescence or slow moving product as well as the impact of new product introductions. Depending on the situation, the company may partially or fully reserve for the individual item. The company continues to increase its overseas sourcing efforts, increase its emphasis on the development and introduction of new products, and decrease the cycle time to bring new product offerings to market. These initiatives are sources of inventory obsolescence for both raw material and finished goods.

Goodwill, Intangible and Other Long-Lived Assets

Property, equipment, intangibles and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Under *Intangibles-Goodwill and Other*, ASC 350, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. The company's measurement date for its annual goodwill impairment test is October 1. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

To review goodwill for impairment in accordance with ASC 350, the company first estimates the fair value of each reporting unit and compares the calculated fair value to the carrying value of the each reporting unit. A reporting unit is defined as an operating segment or one level below. The company has determined that its reporting units are the same as its operating segments. The company completes its annual impairment tests in the fourth quarter of each year. To estimate the fair values of the reporting units, the company utilizes a discounted cash flow method (DCF) in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta and a small cap stock adjustment. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates. The assumptions used are based on a market participant's point of view and yielded a discount rate of 9.88% in 2012 for the company's annual impairment analysis compared to 9.27% in 2011 and 9.59% in 2010.

The company also utilizes an EV (Enterprise Value) to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) Method to compute the fair value of its reporting units which considers potential acquirers and their EV to EBITDA multiples adjusted by an estimated premium. While more weight is given to the discounted cash flow method, the EV to EBITDA method does provide corroborative evidence of the reasonableness of the discounted cash flow method results.

In 2012, the results of the company's Step I annual impairment test indicated a potential impairment in the North America/HME segment. The goodwill for this segment was deemed impaired and thus written off in 2011. Accordingly, the company proceeded with a review for potential impairments of any other assets related to the segment, specifically the company's Taylor Street facility which is subject to the consent decree injunction that limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair subassemblies at the Taylor Street facility. The company determined there was no impairment of the property, plant and equipment of the Taylor Street facility based on a comparison of the forecasted un-discounted cash flows to the carrying value of the net assets in accordance with ASC 360. In addition, the company determined there was no impairment of inventory associated with the facility.

In 2011, the results of the company's Step I annual impairment test indicated a potential impairment in the Asia/Pacific segment. As a result, the company completed a Step II impairment test for this segment. Pursuant to ASC 360, the company compared the forecasted un-discounted cash flows of the Asia/Pacific segment to the carrying value of the net assets, which indicated no impairment of any other long-lived assets. As part of the Step II test, the company calculated the fair value of all recorded and unrecorded assets and liabilities to determine the goodwill impairment amount. As a result of reduced profitability in the Asia/Pacific segment in the fourth quarter of 2011, uncertainty associated with future market conditions, and based on the Step II calculated results, the company recorded an impairment charge related to goodwill in the Asia Pacific segment of $39,729,000 in the fourth quarter of 2011, which represented the entire goodwill amount for the segment.

In December 2011, the FDA requested that the company agree to a consent decree of injunction at the company's corporate facility and its wheelchair manufacturing facility in Elyria, Ohio, the proposed terms of which would require the suspension of certain operations at those facilities until they are certified by the company and then determined by the FDA to be in compliance with FDA quality system regulations. In accordance with ASC 350, a significant decline in the company's stock price and market capitalization, as occurred following the announcement of the consent decree, should be considered as indicators of possible impairment that would require an interim assessment of goodwill for impairment.

As a result of the potential impact of the FDA consent decree, the company updated the assumptions and variables in its DCF model as of December 31, 2011 in regards to the NA/HME segment, the segment primarily affected by the consent decree, and factored in a 230 basis point risk premium to the discount rate used to reflect

the increased uncertainty with the company's forecasted cash flows for the reporting unit. The risk premium adjustment was calculated by the company by considering the decline in the company's stock price as well as the company's EBITDA multiple. The premium adjustment was made as the company was not able to produce a range of cash flows given the lack of clarity on the final terms of the consent decree. The results of the calculation as of December 31, 2011 confirmed that the carrying value of the NA/HME reporting unit exceeded its fair value. Pursuant to ASC 360, the company compared the forecasted un-discounted cash flows of the NA/HME segment to the carrying value of the net assets, which indicated no impairment of any other long-lived assets. The company then conducted a Step II test in which the fair values of all recorded and unrecorded assets and liabilities were calculated to determine the impairment charge of $7,990,000, which represented the entire goodwill amount for the segment.

While there was no indication of impairment in 2012 related to goodwill for the Europe or IPG segments, a future potential impairment is possible for these segments should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus increase the chance of impairment. In consideration of this potential, the company reviewed the results if the discount rate used were 100 basis points higher for the 2012 impairment analysis and determined that there still would not be an indicator of potential impairment for the Europe or IPG segments.

The company's intangible assets consist of intangible assets with defined lives as well as intangible assets with indefinite lives. Defined-lived intangible assets consist principally of customer lists, developed technology, license agreements, patents and other miscellaneous intangibles such as non-compete agreements. The company's indefinite lived intangible assets consist entirely of trademarks.

The company evaluates the carrying value of definite-lived assets whenever events or circumstances indicate possible impairment. Definite-lived assets are determined to be impaired if the future un-discounted cash flows expected to be generated by the asset are less than the carrying value. Actual impairment amounts for definite-lived assets are then calculated using a discounted cash flow calculation. The company reviews indefinite-lived assets for impairment annually in the fourth quarter of each year and whenever events or circumstances indicate possible impairment. Any impairment amounts for indefinite-lived assets are calculated as the difference between the future discounted cash flows expected to be generated by the asset less than the carrying value for the asset.

During the fourth quarter of 2012, the company recognized intangible write-down charges of $773,000 comprised of: trademark impairment of $279,000 and developed technology impairment of $398,000 in the IPG segment and a patent impairment of $96,000 in the NA/HME segment. The after-tax and pre-tax impairment amounts were the same for each of the above impairments except for the trademark impairment in the IPG segment which was $204,000 after-tax.

As a result of the company's 2011 intangible impairment review, the company recognized intangible write-down charges of $1,761,000 comprised of: customer list impairment of $625,000 in the IPG segment, customer list impairment of $508,000 in the NA/HME segment, indefinite-lived trademark impairment of $427,000 in the Europe segment and an intellectual property impairment of $201,000 in the Asia/Pacific segment. The after-tax and pre-tax impairment amounts were the same for each of the above impairments except for the indefinite-lived trademark impairment in the Europe segment which was $320,000 after-tax.

The fair value of the customer lists were calculated using an excess earnings method, using a discounted cash flow model. Estimated cash flow returns to the customer relationship were reduced by the cash flows required to satisfy the return requirements of each of the assets employed with the residual cash flow then discounted to value the customer relationship. The fair value of the trademark and developed technology was calculated using a relief from royalty payment methodology which requires applying an estimated market royalty

rate to forecasted net sales and discounting the resulting cash flows to determine fair value. The intellectual properly intangible asset was impaired as the intellectual property was determined to be no longer viable and is no longer being used.

Product Liability

The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in aggregate losses per policy year arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate.

Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Warranty

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. See Warranty Costs in the Notes to the Condensed Consolidated Financial Statements included in this report for a reconciliation of the changes in the warranty accrual.

Accounting for Stock-Based Compensation

The company accounts for share based compensation under the provisions of *Compensation—Stock Compensation*, ASC 718. The company has not made any modifications to the terms of any previously granted options and no changes have been made regarding the valuation methodologies or assumptions used to determine the fair value of options granted and the company continues to use a Black-Scholes valuation model. As of December 31, 2012, there was $14,021,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the 2003 Performance Plan, which is related to non-vested options and shares, and includes $4,323,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a four-year period for a weighted-average period of approximately two years.

The substantial majority of the options awarded have been granted at exercise prices equal to the market value of the underlying stock on the date of grant. Restricted stock awards granted without cost to the recipients are expensed on a straight-line basis over the vesting periods.

Income Taxes

As part of the process of preparing its financial statements, the company is required to estimate income taxes in various jurisdictions. The process requires estimating the company's current tax exposure, including assessing the risks associated with tax audits, as well as estimating temporary differences due to the different treatment of items for tax and accounting policies. The temporary differences are reported as deferred tax assets and or liabilities. Substantially all of the company's U.S., Australia, New Zealand and Denmark deferred tax assets are offset by a valuation allowance. The company also must estimate the likelihood that its deferred tax assets will be recovered from future taxable income and whether or not valuation allowances should be established. In the event that actual results differ from its estimates, the company's provision for income taxes could be materially impacted. The company does not believe that there is a substantial likelihood that materially different amounts would be reported related to its critical accounting policies.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05 or the ASU). ASU 2011-05 requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income (OCI). The ASU does not change what is required to be reported in OCI or the requirement to disclose reclassifications of items from OCI to net income. The company adopted ASU 2011-05 in the first quarter 2012 Form 10-Q with no impact on the company's financial position, results of operations or cash flows other than the modification to the company's Consolidated Statement of Comprehensive Income (Loss).

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

The company is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company does at times use interest swap agreements to mitigate its exposure to interest rate fluctuations. Based on December 31, 2012 debt levels, a 1% change in interest rates would impact annual interest expense by approximately $825,000. Additionally, the company operates internationally and, as a result, is exposed to foreign currency fluctuations. Specifically, the exposure results from intercompany loans, intercompany sales or payments and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized to hedge intercompany purchases and sales as well as third party purchases and sales. The company does not believe that any potential loss related to these financial instruments would have a material adverse effect on the company's financial condition or results of operations.

The company has entered into interest rate swap agreements to effectively convert a portion of floating rate revolving credit facility debt to fixed rate debt to avoid the risk of changes in market interest rates. Specifically, interest rate swap agreements, as of December 31, 2012, for notional amounts of $15,000,000 through February 2013, $20,000,000 and $25,000,000 through May 2013, $18,000,000 through June 2013, $22,000,000 through September 2013 and $12,000,000 and 23,000,000 through April 2014 were entered into that fix the LIBOR component of the interest rate on that portion of the revolving credit facility debt at rates of 1.05%, 1.08%, 0.73%, 0.625%, 0.46%, 0.54% and 0.47%, respectively, for effective aggregate rates of 3.05%, 3.08%, 2.73%, 2.625%, 2.46%, 2.54% and 2.47%, respectively.

On October 28, 2010, the company entered into the Credit Agreement which provides for a $400,000,000 senior secured revolving credit facility maturing in October 2015 at variable rates. As of December 31, 2012, the company had outstanding $13,350,000 in principal amount of 4.125% Convertible Senior Subordinated

Debentures due in February 2027, of which $3,341,000 is included in equity. Accordingly, while the company is exposed to increases in interest rates, its exposure to the volatility of the current market environment is limited as the company does not currently need to re-finance any of its debt. However, the company's Credit Agreement contains covenants with respect to, among other items, consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) and interest coverage, as defined in the agreement. The company is in compliance with all covenant requirements, but should it fall out of compliance with these requirements, the company would have to attempt to obtain alternative financing and thus likely be required to pay much higher interest rates.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheets, Consolidated Statement of Comprehensive Income (Loss), Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Equity, Notes to Consolidated Financial Statements and Financial Statement Schedule, which appear on pages FS-1 to FS-64 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, an evaluation was performed, under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the company's disclosure controls and procedures were effective as of December 31, 2012, in ensuring that information required to be disclosed by the company in the reports it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) accumulated and communicated to the company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of adequate internal control over financial reporting that provides reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system includes self-monitoring mechanisms; regular testing by the company's internal auditors; a Code of Conduct; written policies and procedures; and a careful selection and training of employees. Actions are taken to correct deficiencies as they are identified. An effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore can provide only reasonable assurance that errors and fraud that can be material to the financial statements are prevented or would be detected on a timely basis. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management's assessment of the effectiveness of the company's internal control over financial reporting is based on the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

In management's opinion, internal control over financial reporting is effective as of December 31, 2012.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The company's independent registered public accounting firm, Ernst & Young LLP, audited the company's internal control over financial reporting and, based on that audit, issued an attestation report regarding the company's internal control over financial reporting, which is included in this Annual Report on Form 10-K on page FS-2.

(d) Changes in Internal Control Over Financial Reporting

There have been no changes in the company's internal control over financial reporting that occurred during the company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by Item 10 as to the executive officers of the company is included in Part I of this Annual Report on Form 10-K. The other information required by Item 10 as to the directors of the company, the Audit Committee, the audit committee financial expert, the procedures for recommending nominees to the Board of Directors, compliance with Section 16(a) of the Exchange Act and corporate governance is incorporated herein by reference to the information set forth under the captions "Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Compliance" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Corporate Governance" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 12 is incorporated by reference to the information set forth under the caption "Share Ownership of Principal Holders and Management" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Information regarding the securities authorized for issuance under the company's equity compensation plans is incorporated by reference to the information set forth under the captions "Compensation of Executive Officers" and "Compensation of Directors" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is incorporated by reference to the information set forth under the caption "Independent Auditors" and "Pre-Approval Policies and Procedures" in the company's definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) *Financial Statements.*

The following financial statements of the company are included in Part II, Item 8:

Consolidated Statement of Comprehensive Income (Loss)—years ended December 31, 2012, 2011 and 2010

Consolidated Balance Sheet—December 31, 2012 and 2011

Consolidated Statement of Cash Flows—years ended December 31, 2012, 2011 and 2010

Consolidated Statement of Shareholders' Equity—years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

The following financial statement schedule of the company is included in Part II, Item 8:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits.*

See Exhibit Index at page number I-71 of this Report on Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 15, 2013.

INVACARE CORPORATION

By: /s/ GERALD B. BLOUCH

Gerald B. Blouch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 15, 2013.

Signature	Title
/s/ A. MALACHI MIXON, III **A. Malachi Mixon, III**	Chairman of the Board of Directors
/s/ GERALD B. BLOUCH **Gerald B. Blouch**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ ROBERT K. GUDBRANSON **Robert K. Gudbranson**	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ MICHAEL F. DELANEY **Michael F. Delaney**	Director
/s/ C. MARTIN HARRIS, M.D. **C. Martin Harris, M.D.**	Director
/s/ JAMES L. JONES **James L. Jones**	Director
/s/ DALE C. LAPORTE **Dale C. LaPorte**	Director
/s/ DAN T. MOORE, III **Dan T. Moore, III**	Director
/s/ JOSEPH B. RICHEY, II **Joseph B. Richey, II**	President—Invacare Technologies Division, Senior Vice President—Electronics and Design Engineering and Director
/s/ CHARLES S. ROBB **Charles S. Robb**	Director
/s/ BAIJU R. SHAH **Baiju R. Shah**	Director
/s/ ELLEN O. TAUSCHER **Ellen O. Tauscher**	Director
/s/ WILLIAM M. WEBER **William M. Weber**	Director

INVACARE CORPORATION

Report on Form 10-K for the fiscal year ended December 31, 2012.

Exhibit Index

Official Exhibit No.	Description	Sequential Page No.
2.1	Share Purchase Agreement among AssuraMed, Inc. and Invacare Corporation and Invacare Supply Group, Inc., dated December 21, 2012. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the agreement.)	(X)
3(a)	Second Amended and Restated Articles of Incorporation	(K)
3(b)	Code of Regulations, as amended on May 21, 2009	(M)
3(c)	Amendment to Code of Regulations, adopted May 20, 2010	(R)
4(a)	Specimen Share Certificate for Common Shares	(F)
4(b)	Specimen Share Certificate for Class B Common Shares	(F)
4(c)	Rights agreement between Invacare Corporation and National City Bank (as predecessor in interest to Wells Fargo Bank, N.A.) dated as of July 8, 2005	(E)
4(d)	Indenture, dated as of February 12, 2007, by and among Invacare Corporation, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (including the Form of 4.125% Convertible Senior Subordinated Debenture due 2027 and related Guarantee attached as Exhibit A)	(H)
4(f)	Amendment No. 1 to Rights agreement between Invacare Corporation and Wells Fargo Bank, N.A. dated as of October 28, 2009	(N)
10(a)	Invacare Corporation 1994 Performance Plan approved January 28, 1994	(D)*
10(b)	Amendment No. 1 to the Invacare Corporation 1994 Performance Plan approved May 28, 1998	(D)*
10(c)	Amendment No. 2 to the Invacare Corporation 1994 Performance Plan approved May 24, 2000	(A)*
10(d)	Amendment No. 3 to the Invacare Corporation 1994 Performance Plan approved March 13, 2003	(B)*
10(e)	Invacare Retirement Savings Plan, effective January 1, 2001, as amended	(I)*
10(f)	Agreement entered into by and between the company and its Chief Financial Officer	(C)*
10(g)	Invacare Corporation 401(K) Plus Benefit Equalization Plan, effective January 1, 2003, as amended and restated	(I)*
10(h)	Invacare Corporation Amended and Restated 2003 Performance Plan	(L)*
10(i)	Form of Change of Control Agreement entered into by and between the company and certain of its executive officers and schedule of all such agreements with current executive officers	(S)*
10(j)	Form of Indemnity Agreement entered into by and between the company and its directors and certain of its executive officers and schedule of all such agreements with directors and executive officers	(U)*
10(k)	Invacare Corporation Deferred Compensation Plus Plan, effective January 1, 2005, as amended August 19, 2009 and on November 23, 2010	(S)*

Official Exhibit No.	Description	Sequential Page No.
10(l)	Invacare Corporation Death Benefit Only Plan, effective January 1, 2005, as amended	(I)*
10(m)	Supplemental Executive Retirement Plan, as amended and restated effective February 1, 2000	(D)*
10(n)	Form of Director Stock Option Award under Invacare Corporation 1994 Performance Plan	(D)*
10(o)	Form of Director Stock Option Award under Invacare Corporation 2003 Performance Plan	(I)*
10(p)	Form of Director Deferred Option Award under Invacare Corporation 2003 Performance Plan	(S)*
10(q)	Form of Restricted Stock Award under Invacare Corporation 2003 Performance Plan	(U)
10(r)	Form of Stock Option Award under Invacare Corporation 2003 Performance Plan	(I)*
10(s)	Form of Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	(I)*
10(t)	Form of Switzerland Stock Option Award under Invacare Corporation 2003 Performance Plan	(I)*
10(u)	Form of Switzerland Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	(I)*
10(v)**	Director Compensation Schedule	*
10(w)	Invacare Corporation Executive Incentive Bonus Plan, as amended March 9, 2010	(P)*
10(x)	Purchase Agreement by and among Invacare Corporation, the Subsidiary Guarantors named therein, and the Initial Purchasers named therein dated as of February 5, 2007	(G)
10(y)	Form of Rule 10b5-1 Sales Plan entered into between the company and certain of its executive officers and other employees and a schedule of all such agreements with executive officers and other employees	(S)
10(z)	A. Malachi Mixon, III Retirement Benefit Agreement	(I)*
10(aa)	Cash Balance Supplemental Executive Retirement Plan, as amended and restated, effective December 31, 2008	(J)*
10(ab)	Form of Participation Agreement, for current participants in the Cash Balance Supplemental Executive Retirement Plan, as of December 31, 2008, entered into by and between the company and certain participants and a schedule of all such agreements with participants	(J)*
10(ac)	Amended and Restated Severance Protection Agreement, between the company and Gerald B. Blouch, effective December 31, 2008	(J)*
10(ad)	Amendment No. 1 to the Cash Balance Supplemental Executive Retirement Plan, effective August 19, 2009	(O)*
10(ae)	$400,000,000 Revolving Credit Facility Credit Agreement by and among Invacare Corporation, the other borrowers, guarantors and lenders thereto; PNC Bank, National Association, as Administrative Agent; Keybank National Association and Bank of America, N.A. as Co-Syndication Agents; and RBS Citizens, N.A. as Documentation Agent.	(Q)

Official Exhibit No.	Description	Sequential Page No.
10(af)	Amendment No. 1 to the $400,000,000 Revolving Credit Facility Credit Agreement by and among Invacare Corporation, the other borrowers, guarantors and lenders thereto; PNC Bank, National Association, as Administrative Agent; Keybank National Association and Bank of America, N.A. as Co-Syndication Agents; and RBS Citizens, N.A. as Documentation Agent.	(T)
10(ag)	Amendment No. 2 to the $400,000,000 Revolving Credit Facility Credit Agreement by and among Invacare Corporation, the other borrowers, guarantors and lenders thereto; PNC Bank, National Association, as Administrative Agent; Keybank National Association and Bank of America, N.A. as Co-Syndication Agents; and RBS Citizens, N.A. as Documentation Agent.	(U)
10(ah)	2012 Non-employee Directors Deferred Compensation Plan, effective January 1, 2012	(U)*
10(ai)	Amendment No. 3 to Invacare Corporation Deferred Compensation Plus Plan, effective January 1, 2005	(U)*
10(aj)	Amendment No. 3 to the $400,000,000 Revolving Credit Facility Credit Agreement by and among Invacare Corporation, the other borrowers, guarantors and lenders thereto; PNC Bank, National Association, as Administrative Agent; Keybank National Association and Bank of America, N.A. as Co-Syndication Agents; and RBS Citizens, N.A. as Documentation Agent.	(V)
10(ak)**	Release Agreement, dated as of January 18, 2013, is made by Invacare Corporation and PNC Bank, National Association, a national banking association, in its capacity as administrative agent (in such capacity, the "Administrative Agent") for the Lenders (as defined therein).	
21**	Subsidiaries of the company	
23**	Consent of Independent Registered Public Accounting Firm	
31.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
99.1	Consent Decree of Permanent Injunction, as filed with the U.S. District Court for the Northern District of Ohio on December 20, 2012.	(W)
101.INS**	XBRL instance document	
101.SCH**	XBRL taxonomy extension schema	
101.CAL**	XBRL taxonomy extension calculation linkbase	
101.DEF**	XBRL taxonomy extension definition linkbase	
101.LAB**	XBRL taxonomy extension label linkbase	
101.PRE**	XBRL taxonomy extension presentation linkbase	

* Management contract, compensatory plan or arrangement

** Filed herewith

(A) Reference is made to Exhibit 4.7 of the company's registration statement on Form S-8, filed March 30, 2001, which Exhibit is incorporated herein by reference.

(B) Reference is made to Exhibit 10(z) of the company report on Form 10-Q for the quarter ended March 31, 2003, which Exhibit is incorporated herein by reference.

(C) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated March 6, 2008, which Exhibit is incorporated herein by reference.

(D) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2004, which Exhibit is incorporated herein by reference.

(E) Reference is made to Exhibit 4.1 of the company report on Form 8-K, dated July 8, 2005, which Exhibit is incorporated herein by reference.

(F) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2005, which Exhibit is incorporated herein by reference.

(G) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated February 5, 2007, which Exhibit is incorporated herein by reference.

(H) Reference is made to Exhibit 4.1 of the company report on Form 8-K, dated February 12, 2007, which Exhibit is incorporated herein by reference.

(I) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2007, which Exhibit is incorporated herein by reference.

(J) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 31, 2008, which Exhibit is incorporated herein by reference.

(K) Reference is made to Exhibit 3(a) of the company report on Form 10-K for the fiscal year ended December 31, 2008, which Exhibit is incorporated herein by reference.

(L) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated May 21, 2009, which Exhibit is incorporated herein by reference.

(M) Reference is made to Exhibit 3.1 of the company report on Form 10-Q, dated June 30, 2009, which Exhibit is incorporated herein by reference.

(N) Reference is made to Exhibit 2.3 of the company report on Form 8-A, dated October 30, 2009, which Exhibit is incorporated herein by reference.

(O) Reference is made to the Exhibit 10.2 of the company report on Form 10-Q, dated September 30, 2009, which Exhibit is incorporated herein by reference.

(P) Reference is made to Appendix B of the company Definitive Proxy Statement on Schedule 14A, dated April 7, 2010, which is incorporated herein by reference.

(Q) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated October 28, 2010, which Exhibit is incorporated herein by reference.

(R) Reference is made to Appendix A to the company's Definitive Proxy Statement on Schedule 14A dated April 7, 2010, which is incorporated herein by reference.

(S) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2010, which Exhibit is incorporated herein by reference.

(T) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated April 5, 2011, which Exhibit is incorporated herein by reference.

(U) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2011, which Exhibit is incorporated herein by reference.

(V) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the fiscal quarter ended June 30, 2012, which Exhibit is incorporated herein by reference,

(W) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 20, 2012, which Exhibit is incorporated herein by reference.

(X) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 21, 2012, which Exhibit is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Invacare Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Invacare Corporation

We have audited Invacare Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Invacare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting" which is included in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Invacare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended December 31, 2012 of Invacare Corporation and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 15, 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Net sales	$ 1,455,461	$ 1,501,639	$ 1,424,564
Cost of products sold	1,010,560	1,020,495	952,194
Gross Profit	444,901	481,144	472,370
Selling, general and administrative expenses	414,502	396,532	385,231
Charges related to restructuring activities	10,904	10,257	—
Loss on debt extinguishment including debt finance charges and associated fees	312	24,200	40,164
Asset write-downs to goodwill and intangible assets	773	49,480	—
Interest expense	9,121	11,025	23,637
Interest income	(685)	(1,212)	(606)
Earnings (loss) from Continuing Operations Before Income Taxes	9,974	(9,138)	23,944
Income taxes	18,243	9,380	12,340
Net Earnings (loss) from Continuing Operations	(8,269)	(18,518)	11,604
Net Earnings from Discontinued Operations (Net of tax amounts of $6,142, $320 and $360, respectively)	10,096	14,405	13,737
Net Earnings (loss)	$ 1,827	$ (4,113)	$ 25,341
Net Earnings (loss) per Share—Basic:			
Net Earnings (loss) from Continuing Operations	(0.26)	(0.58)	0.36
Net Earnings from Discontinued Operations	0.32	0.45	0.42
Net Earnings (loss) per Share—Basic	$ 0.06	$ (0.13)	$ 0.78
Weighted Average Shares Outstanding—Basic	31,641	31,958	32,393
Net Earnings (loss) per Share—Assuming Dilution:			
Net Earnings (loss) from Continuing Operations	(0.26)	(0.58)	0.35
Net Earnings from Discontinued Operations	0.32	0.45	0.42
Net Earnings (loss) per Share—Assuming Dilution	$ 0.06	$ (0.13)	$ 0.78
Weighted Average Shares Outstanding—Assuming Dilution	31,871	32,355	32,694
Net Earnings (loss)	$ 1,827	$ (4,113)	$ 25,341
Other comprehensive income (loss):			
Foreign currency translation adjustments	(9,624)	14,440	(59,823)
Unrealized loss on available for sale securities	—	—	(684)
Defined Benefit Plans:			
Amortization of prior service costs and unrecognized gains (losses)	(1,068)	(851)	549
Amounts arising during the year, primarily due to the addition of new participants	(168)	(2,048)	(1,860)
Deferred tax adjustment resulting from defined benefit plan activity	349	702	459
Valuation reserve (reversal) associated with defined benefit plan activity	55	(252)	(459)
Current period unrealized gain (loss) on cash flow hedges	(1,730)	305	273
Deferred tax benefit (loss) related to unrealized gain (loss) on cash flow hedges	53	(51)	(28)
Other Comprehensive Income (Loss)	(12,133)	12,245	(61,573)
Comprehensive Income (Loss)	$ (10,306)	$ 8,132	$ (36,232)

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

INVACARE CORPORATION AND SUBSIDIARIES

	December 31, 2012	December 31, 2011
	(In thousands)	
Assets		
Current Assets		
Cash and cash equivalents	$ 38,791	$ 34,924
Trade receivables, net	198,791	210,391
Installment receivables, net	2,188	6,671
Inventories, net	183,246	168,720
Deferred income taxes	—	1,620
Other current assets	41,776	38,831
Assets held for sale - current	103,157	67,613
Total Current Assets	567,949	528,770
Other Assets	42,262	42,648
Other Intangibles	71,652	83,320
Property and Equipment, net	118,231	128,340
Goodwill	462,200	473,531
Assets held for sale - non-current	—	24,445
Total Assets	$ 1,262,294	$ 1,281,054
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 133,048	$ 136,451
Accrued expenses	135,189	128,693
Accrued income taxes	2,713	815
Short-term debt and current maturities of long-term obligations	5,427	5,044
Liabilities held for sale - current	23,358	16,936
Total Current Liabilities	299,735	287,939
Long-Term Debt	229,375	260,440
Other Long-Term Obligations	112,195	106,150
Shareholders' Equity		
Preferred Shares (Authorized 300 shares; none outstanding)	—	—
Common Shares (Authorized 100,000 shares; 33,952 and 33,835 issued in 2012 and 2011, respectively)—no par	8,503	8,471
Class B Common Shares (Authorized 12,000 shares; 1,086 and 1,086, issued and outstanding in 2012 and 2011, respectively)—no par	272	272
Additional paid-in-capital	228,187	221,409
Retained earnings	364,546	364,300
Accumulated other comprehensive earnings	112,743	124,876
Treasury shares (3,135 and 3,100 shares in 2012 and 2011, respectively)	(93,262)	(92,803)
Total Shareholders' Equity	620,989	626,525
Total Liabilities and Shareholders' Equity	$ 1,262,294	$ 1,281,054

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating Activities			
Net earnings (loss)	$ 1,827	$ (4,113)	$ 25,341
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	38,593	38,883	36,804
Provision for losses on trade and installment receivables	5,179	11,460	16,979
Provision (benefit) for deferred income taxes	4,316	(7,552)	(2,467)
Provision for other deferred liabilities	1,139	2,676	2,781
Provision for stock-based compensation	6,545	6,640	6,135
Loss on disposals of property and equipment	201	209	233
Loss on debt extinguishment including debt finance charges and associated fees	312	24,200	40,164
Asset write-downs to goodwill and intangible assets	773	49,480	—
Asset write-downs related to restructuring activities	2,892	—	—
Amortization of convertible debt discount	577	1,565	3,198
Changes in operating assets and liabilities:			
Trade receivables	(214)	(1,514)	(5,839)
Installment sales contracts, net	4,521	(3,162)	(2,423)
Inventories	(16,620)	(16,389)	(6,352)
Other current assets	(6,086)	649	3,181
Accounts payable	2,560	2,299	5,534
Accrued expenses	8,549	(4,087)	(6,980)
Other long-term liabilities	7,227	(2,166)	5,918
Net Cash Provided by Operating Activities	62,291	99,078	122,207
Investing Activities			
Purchases of property and equipment	(20,091)	(22,160)	(17,353)
Proceeds from sale of property and equipment	159	64	36
Business acquisitions, net of cash acquired	(9,000)	(42,430)	(13,725)
(Increase) Decrease in other long-term assets	(265)	(724)	801
Other	(245)	(13)	(376)
Net Cash Used for Investing Activities	(29,442)	(65,263)	(30,617)
Financing Activities			
Proceeds from revolving lines of credit and long-term borrowings	339,314	450,595	708,742
Payments on revolving lines of credit and long-term borrowings	(367,500)	(454,567)	(751,660)
Proceeds from exercise of stock options	—	4,139	2,912
Payment of financing costs	(1)	(24,113)	(30,329)
Payment of dividends	(1,581)	(1,588)	(1,612)
Purchase of treasury stock	—	(21,548)	(5,687)
Net Cash Used by Financing Activities	(29,768)	(47,082)	(77,634)
Effect of exchange rate changes on cash	786	(271)	(2,995)
Increase (decrease) in cash and cash equivalents	3,867	(13,538)	10,961
Cash and cash equivalents at beginning of year	34,924	48,462	37,501
Cash and cash equivalents at end of year	$ 38,791	$ 34,924	$ 48,462

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

INVACARE CORPORATION AND SUBSIDIARIES

	Common Stock	Class B Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Treasury Stock	Total
				(In thousands)			
January 1, 2010 Balance	$ 8,273	$ 278	$ 229,272	$ 346,272	$ 174,204	$ (57,062)	**$ 701,237**
Exercise of stock options	99	—	9,108	—	—	(6,909)	**2,298**
Non-qualified stock option expense	—	—	4,113	—	—	—	**4,113**
Restricted stock awards	23	—	1,999	—	—	(921)	**1,101**
Conversion from Class B Stock to Common Stock	6	(6)	—	—	—	—	—
Net earnings	—	—	—	25,341	—	—	25,341
Foreign currency translation adjustments	—	—	—	—	(59,823)	—	(59,823)
Unrealized gain on cash flow hedges	—	—	—	—	245	—	245
Defined benefit plans:							
Amortization of prior service costs and unrecognized losses and credits	—	—	—	—	549	—	549
Amounts arising during the year, primarily due to the addition of new participants	—	—	—	—	(1,860)	—	(1,860)
Marketable securities holding loss	—	—	—	—	(684)	—	(684)
Total comprehensive loss	—	—	—	—	—	—	**(36,232)**
Extinguishment of Convertible Debt	—	—	(12,807)	—	—	—	**(12,807)**
Dividends	—	—	—	(1,612)	—	—	**(1,612)**
Purchase of treasury shares	—	—	—	—	—	(5,687)	**(5,687)**
December 31, 2010 Balance	$ 8,401	$ 272	$ 231,685	$ 370,001	$ 112,631	$ (70,579)	**$ 652,411**
Exercise of stock options	45	—	4,098	—	—	(10)	**4,133**
Non-qualified stock option expense	—	—	4,441	—	—	—	**4,441**
Restricted stock awards	25	—	2,174	—	—	(666)	**1,533**
Net earnings (loss)	—	—	—	(4,113)	—	—	(4,113)
Foreign currency translation adjustments	—	—	—	—	14,440	—	14,440
Unrealized gain on cash flow hedges	—	—	—	—	254	—	254
Defined benefit plans:							
Amortization of prior service costs and unrecognized losses and credits	—	—	—	—	(806)	—	(806)
Amounts arising during the year, primarily due to the addition of new participants	—	—	—	—	(1,643)	—	(1,643)
Total comprehensive income	—	—	—	—	—	—	**8,132**
Extinguishment of Convertible Debt	—	—	(20,989)	—	—	—	**(20,989)**
Dividends	—	—	—	(1,588)	—	—	**(1,588)**
Purchase of treasury shares	—	—	—	—	—	(21,548)	**(21,548)**
December 31, 2011 Balance	$ 8,471	$ 272	$ 221,409	$ 364,300	$ 124,876	$ (92,803)	**$ 626,525**
Exercise of stock options	2	—	98	—	—	(100)	—
Non-qualified stock option expense	—	—	4,304	—	—	—	**4,304**
Restricted stock awards	30	—	2,211	—	—	(359)	**1,882**
Net earnings (loss)	—	—	—	1,827	—	—	1,827
Foreign currency translation adjustments	—	—	—	—	(9,624)	—	(9,624)
Unrealized gain on cash flow hedges	—	—	—	—	(1,677)	—	(1,677)
Defined benefit plans:							
Amortization of prior service costs and unrecognized losses and credits	—	—	—	—	(664)	—	(664)
Amounts arising during the year, primarily due to the addition of new participants	—	—	—	—	(168)	—	(168)
Total comprehensive income	—	—	—	—	—	—	**(10,306)**
Extinguishment of Convertible Debt	—	—	165	—	—	—	**165**
Dividends	—	—	—	(1,581)	—	—	**(1,581)**
December 31, 2012 Balance	$ 8,503	$ 272	$ 228,187	$ 364,546	$ 112,743	$ (93,262)	**$ 620,989**

See notes to consolidated financial statements.

Accounting Policies

Nature of Operations: Invacare Corporation is a leading manufacturer and distributor of medical equipment and supplies used in the home based upon the company's distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company's financial statements. All significant intercompany transactions are eliminated.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Inventories: Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Market values are based on the lower of replacement cost or estimated net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Property and Equipment: Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Machinery and equipment as well as furniture and fixtures are generally depreciated using lives of 3 to 10 years, while buildings and improvements are depreciated using lives of 5 to 40 years. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred. Amortization of assets under capital leases is included in depreciation expense.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles: In accordance with *Intangibles—Goodwill and Other*, ASC 350, goodwill and indefinite lived intangibles are subject to annual impairment testing. For purposes of the goodwill impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. Intangibles assets are also reviewed for impairment by estimating forecasted cash flows and discounting those cash flows as needed to calculate impairment amounts.

During the fourth quarter of 2012, the company recognized intangible write-down charges of $773,000 comprised of: trademark impairment of $279,000 and developed technology impairment of $398,000 in the IPG segment and a patent impairment of $96,000 in the NA/HME segment.

In the fourth quarter of 2011, the company recorded goodwill impairment charges of $39,729,000 and $7,990,000 related to the Asia/Pacific and North America/Home Medical Equipment (NA/HME) segments,

respectively, and intangible asset impairment amounts of $625,000, $508,000, $427,000 and $201,000 were recorded for the IPG, NA/HME, Europe and Asia/Pacific segments, respectively. These impairments were the result of actual and future projected cash flows associated with these intangibles being insufficient to justify the carrying values.

In 2010, the company recorded impairment charges, included in amortization expense, of $336,000 and $248,000 related to intangible assets for the IPG and the NA/HME segments, respectively, as the actual and future projected cash flows associated with these intangibles were less than what was originally used to value the intangibles. See the Goodwill and Other Intangible Notes to the Condensed Consolidated Financial Statements included in this report for the details of the calculations and reasons for the impairments.

Accrued Warranty Cost: Generally, the company's products are covered by warranties against defects in material and workmanship for various periods depending on the product from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost: The company is self-insured through its captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in aggregate losses per policy year arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and other indicators. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the company in estimating the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Revenue Recognition: Invacare's revenues are recognized when products are shipped or service provided to unaffiliated customers, risk of loss is passed and title is transferred. *Revenue Recognition*, ASC 605, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. Shipping and handling costs are included in cost of goods sold.

Sales are made only to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with the revenue recognition guidance in ASC 605-45-05. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements. The company has entered into an agreement with De Lage Landen, Inc. ("DLL"), a third party financing company, to provide the majority of future lease financing to Invacare customers.

Research and Development: Research and development costs are expensed as incurred and included in cost of products sold. The company's annual expenditures for product development and engineering were approximately $31,663,000, $27,556,000 and $25,954,000 for 2012, 2011 and 2010, respectively.

Advertising: Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to $20,017,000, $19,523,000 and $20,119,000 for 2012, 2011 and 2010, respectively, the majority of which is incurred for advertising in the United States.

Stock-Based Compensation Plans: The company accounts for share based compensation under the provisions of the *Compensation—Stock Compensation*, ASC 718. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	2012	2011	2010
Stock-based compensation expense recognized as part of selling, general and administrative expense	$ 6,545	$ 6,640	$ 6,135

The amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. Stock-based compensation is not allocated to the business segments, but is reported as part of All Other as shown in the company's Business Segment Note to the Consolidated Financial Statements.

Income Taxes: The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. With the exception of three subsidiaries, foreign subsidiaries with undistributed earnings are considered to have such earnings indefinitely reinvested and, accordingly with the exception of the three subsidiaries, no provision for income taxes has been provided for $98,000,000 of unremitted earnings of these foreign subsidiaries. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are permanently reinvested is not practically determinable. The company has established a deferred tax liability of $189,000 for the unremitted earnings of the two subsidiaries for which the company intends to remit earnings when available under local statutory laws.

Derivative Instruments: Derivatives and Hedging, ASC 815, requires companies to recognize all derivative instruments in the consolidated balance sheet as either assets or liabilities at fair value. The accounting for changes in fair value of a derivative is dependent upon whether or not the derivative has been designated and qualifies for hedge accounting treatment and the type of hedging relationship. For derivatives designated and qualifying as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change.

Foreign Currency Translation: The functional currency of the company's subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at monthly average exchange rates. Gains and losses resulting from translation of balance sheet items are included in accumulated other comprehensive earnings.

Net Earnings Per Share: Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options and awards outstanding during the year. Diluted earnings per share can potentially be impacted by the convertible notes should the conditions be met to make the notes convertible or if average market price of company stock for the period exceeds the conversion price of $24.79. For periods in which there was a net loss, loss per share assuming dilution utilized weighted average shares-basic.

Defined Benefit Plans: The company's benefit plans are accounted for in accordance with *Compensation-Retirement Benefits*, ASC 715 which requires plan sponsors to recognize the funded status of their defined benefit postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the balance sheet date and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Recent Accounting Pronouncements: In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05 or the ASU). ASU 2011-05 requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income (OCI). The ASU does not change what is required to be reported in OCI or the requirement to disclose reclassifications of items from OCI to net income. The company adopted ASU 2011-05 in the first quarter 2012 Form 10-Q with no impact on the company's financial position, results of operations or cash flows other than the modification to the company's Consolidated Statement of Comprehensive Income (Loss).

Discontinued Operations

On December 21, 2012, the company's board of directors approved of the company entering into an agreement to sell Invacare Supply Group (ISG) and accordingly the company determined on that date that the "held for sale" criteria of ASC 360-10-45-9 were met. Accordingly, the assets and liabilities of ISG (long-lived asset disposal group) is shown at its carrying amount which is lower than the fair value less cost to sale.

On January 18, 2013, as part of the company's globalization strategy, and to allow it to focus on its core equipment product lines, the company completed the sale of the ISG medical supplies business for a purchase price of approximately $150,800,000 in cash, which is subject to final post-closing adjustments. ISG had been operated on a standalone basis and reported as a reportable segment of the company. The company expects to record a gain of approximately $60,414,000 pre-tax in the first quarter of 2013 which represents the excess of the net sales price over the book value of the assets and liabilities of ISG as of the date of completion of the disposition. The sale of this business is expected to be dilutive to the Company's results. The Company utilized the proceeds from the sale to reduce debt outstanding under its revolving credit facility in the first quarter of 2013.

The assets and liabilities of ISG that were sold are shown as held for sale in the company's Consolidated Balance Sheets and are comprised of the following (in thousands):

	December 31, 2012	December 31, 2011
	(In thousands)	
Trade receivables, net	$ 44,196	$ 37,583
Inventories, net	25,165	24,042
Other current assets	9,355	5,988
Property and Equipment, net	1,368	—
Goodwill	23,073	—
Assets held for sale - current	$ 103,157	$ 67,613
Assets held for sale - non current	$ —	$ 24,445
Accounts payable	$ 17,692	$ 12,354
Accrued expenses	4,602	3,902
Accrued income taxes	1,064	680
Liabilities held for sale - current	$ 23,358	$ 16,936

The net sales of the discontinued operation were $341,606,000, $299,491,000 and $297,517,000 for 2012, 2011 and 2010, respectively. Earnings before income taxes for the discontinued operation were $16,238,000, $14,725,000 and $14,097,000 for 2012, 2011 and 2010, respectively.

The company will continue to sell product to the acquirer of ISG and expects to provide certain transitional services over a period of less than one year. The net cash flows expected to be paid and received related to ISG are not expected to be significant.

As a result of these considerations, the company has classified ISG as a discontinued operation for all periods presented.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company's receivables are due from health care, medical equipment providers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to providers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid in the U.S. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($22,213,000 in 2012 and $24,767,000 in 2011) is based primarily on management's evaluation of the financial condition of specific customers. In addition, as a result of the third party financing arrangement with DLL, a third party financing company which the company has worked with since 2000, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts and establishing reserves for specific customers as needed. The company charges off uncollectible trade accounts receivable after such receivables are moved to collection status and legal remedies are exhausted. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements for a description of the financing arrangement. Long-term installment receivables are included in "Other Assets" on the consolidated balance sheet.

The company's U.S. customers electing to finance their purchases can do so using DLL. In addition, Invacare often provides financing directly for its Canadian customers for which DLL is not an option, as DLL typically provides financing to Canadian customers only on a limited basis. The installment receivables recorded on the books of the company represent a single portfolio segment of finance receivables to the independent provider channel. The portfolio segment is comprised of two classes of receivables distinguished by geography and credit quality. The U.S. installment receivables are the first class and represent installment receivables re-purchased from DLL because the customers were in default. Default with DLL is defined as a customer being delinquent by 3 payments. The Canadian installment receivables represent the second class of installment receivables which were originally financed by Invacare because third party financing was not available to the HME providers. The Canadian installment receivables are typically financed for twelve months and historically have had a very low risk of default.

The estimated allowance for uncollectible amounts and evaluation for impairment for both classes of installment receivables is based on the company's quarterly review of the financial condition of each individual customer with the allowance for doubtful accounts adjusted accordingly. Installments are individually and not collectively reviewed for impairment. The company assesses the bad debt reserve levels based upon the status of the customer's adherence to a legally negotiated payment schedule and the company's ability to enforce judgments, liens, etc.

For purposes of granting or extending credit, the company utilizes a scoring model to generate a composite score that considers each customer's consumer credit score and or D&B credit rating, payment history, security collateral and time in business. Additional analysis is performed for customers desiring credit greater than $250,000 which includes a detailed review of the customer's financials as well as consideration of other factors such as exposure to changing reimbursement laws.

Interest income is recognized on installment receivables based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments and is moved to collection, interest income is no longer recognized. Subsequent payments received once an account is put on non-accrual status are generally first applied to the principal balance and then to the interest. Accruing of interest on collection accounts would only be restarted if the account became current again. All installment accounts are accounted for using the same methodology regardless of the duration of the installment agreements. When an account is placed in collection status, the company goes through a legal process of adjudication which typically approximates 18 months. Any write-offs are made after the legal process has been completed. The company has not made any changes to either its accounting policies or methodology to estimation allowances for doubtful accounts in the last twelve months.

Installment receivables as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012			2011		
	Current	Long-Term	Total	Current	Long-Term	Total
Installment receivables	$ 4,982	$ 1,506	$ 6,488	$ 8,990	$ 2,931	$ 11,921
Less:						
Unearned interest	(71)	—	(71)	(171)	—	(171)
	4,911	1,506	6,417	8,819	2,931	11,750
Allowance for doubtful accounts	(2,723)	(1,100)	(3,823)	(2,148)	(2,125)	(4,273)
	$ 2,188	$ 406	$ 2,594	$ 6,671	$ 806	$ 7,477

Installment receivables purchased from DLL during the twelve months ended December 31, 2012 increased the gross installment receivables balance by $2,609,000 during the year compared to $3,806,000 in 2011. No sales of installment receivables were made by the company during the year.

The movement in the installment receivables allowance for doubtful accounts was as follows (in thousands):

	2012	2011
Balance as of January 1	$ 4,273	$ 4,841
Current period provision	458	1,215
Direct write-offs charged against the allowance	(908)	(1,783)
Balance as of December 31	$ 3,823	$ 4,273

Installment receivables by class as of December 31, 2012 consist of the following (in thousands):

	Total Installment Receivables	Unpaid Principal Balance	Related Allowance for Doubtful Accounts	Interest Income Recognized
U.S.				
Impaired Installment receivables with a related allowance recorded	$ 4,508	$ 4,508	$ 3,365	$ —
Canada				
Non-Impaired Installment receivables with no related allowance recorded	1,522	1,451	—	120
Impaired Installment receivables with a related allowance recorded	458	458	458	—
Total Canadian Installment Receivables	$ 1,980	$ 1,909	$ 458	$ 120
Total				
Non-Impaired Installment receivables with no related allowance recorded	1,522	1,451	—	120
Impaired Installment receivables with a related allowance recorded	4,966	4,966	3,823	—
Total Installment Receivables	$ 6,488	$ 6,417	$ 3,823	$ 120

Installment receivables by class as of December 31, 2011 consist of the following (in thousands):

	Total Installment Receivables	Unpaid Principal Balance	Related Allowance for Doubtful Accounts	Interest Income Recognized
U.S.				
Impaired Installment receivables with a related allowance recorded	$ 6,116	$ 6,116	$ 4,240	$ —
Canada				
Non-Impaired Installment receivables with no related allowance recorded	5,696	5,525	—	271
Impaired Installment receivables with a related allowance recorded	109	109	33	—
Total Canadian Installment Receivables	$ 5,805	$ 5,634	$ 33	$ 271
Total				
Non-Impaired Installment receivables with no related allowance recorded	5,696	5,525	—	271
Impaired Installment receivables with a related allowance recorded	6,225	6,225	4,273	—
Total Installment Receivables	$ 11,921	$ 11,750	$ 4,273	$ 271

Installment receivables with a related allowance recorded as noted in the table above represent those installment receivables on a non-accrual basis in accordance with ASU 2010-20. As of December 31, 2012, the company had no U.S. installment receivables past due of 90 days or more for which the company is still accruing interest. Individually, all U.S. installment receivables are assigned a specific allowance for doubtful accounts based on management's review when the company does not expect to receive both the contractual principal and interest payments as specified in the loan agreement. However, while the full balance may be deemed to be impaired, the company does historically collect a large percentage of the principal of its U.S. installment receivables.

In Canada, the company had an immaterial amount of installment receivables which were past due of 90 days or more as of December 31, 2012 and December 31, 2011 for which the company is still accruing interest.

The aging of the company's installment receivables was as follows as of December 31, 2012 and December 31, 2011 (in thousands):

	December 31, 2012			December 31, 2011		
	Total	U.S.	Canada	Total	U.S.	Canada
Current	$ 1,467	$ —	$ 1,467	$ 5,612	$ —	$ 5,612
0-30 Days Past Due	43	—	43	84	—	84
31-60 Days Past Due	2	—	2	42	—	42
61-90 Days Past Due	—	—	—	8	—	8
90+ Days Past Due	4,976	4,508	468	6,175	6,116	59
	$ 6,488	$ 4,508	$ 1,980	$ 11,921	$ 6,116	$ 5,805

Inventories

Inventories, net of reserves, as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Finished goods	$ 94,675	$ 92,337
Raw materials	71,596	63,244
Work in process	16,975	13,139
	$ 183,246	$ 168,720

Other Current Assets

Other current assets as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Value added tax receivables	$ 18,002	$ 16,941
Recoverable income taxes	6,192	3,338
Derivatives (foreign exchange forward contracts)	1,062	1,703
Prepaid insurance	2,241	2,298
Prepaids and other current assets	14,279	14,551
	$ 41,776	$ 38,831

Other Long-Term Assets

Other long-term assets as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Cash surrender value of life insurance policies	$ 36,375	$ 34,546
Deferred Financing Fees	2,728	4,103
Investments	1,171	1,362
Long-term installment receivables	406	806
Other	1,582	1,831
	$ 42,262	$ 42,648

Property and Equipment

Property and equipment as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Machinery and equipment	$ 356,512	$ 356,729
Land, buildings and improvements	95,047	95,737
Furniture and fixtures	13,397	14,011
Leasehold improvements	14,975	14,908
	479,931	481,385
Less allowance for depreciation	(361,700)	(353,045)
	$ 118,231	$ 128,340

Acquisitions

In September 2011, the company completed the acquisition of Dynamic Medical Systems (DMS), a solutions-based service organization with a strong presence in the western United States, for $41,465,000, which

was paid in cash. The acquisition gives the company a national rental footprint, which strategically enhances the company's ability to service regional and national long-term care providers. DMS has a clinical solution selling approach for wound therapies, safe patient handling and other rental applications in institutional settings. Pursuant to the purchase agreement, the company paid $9,000,000 in 2012 for contingent consideration thus eliminating the liability.

In October 2011, the company acquired a developed technology intangible asset and inventory related to a negative pressure wound therapy product in the United States for $965,000.

In June 2010, Invacare Corporation acquired Centralized Medical Equipment LLC and the majority of the assets of Specialty Medical Equipment LLC, both Massachusetts limited liability companies, collectively referred to as Boston Rentals, which rent equipment to skilled nursing and long-term care providers, for $13,725,000, which was paid in cash.

The results of the acquisitions are included in the Institutional Products Group segment since the date of acquisition.

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	North America/ HME	Institutional Products Group	Europe	Asia/ Pacific	Consolidated
Balance at January 1, 2011	$ 15,843	$ 21,505	$ 406,515	$ 40,147	$ 484,010
Reclassification	(7,853)	7,853	—	—	—
Foreign currency translation adjustments	—	(538)	14,668	(418)	13,712
Acquisitions	—	23,528	—	—	23,528
Impairment charge	(7,990)	—	—	(39,729)	(47,719)
Balance at December 31, 2011	$ —	$ 52,348	$ 421,183	$ —	$ 473,531
Foreign currency translation adjustments	—	638	(12,969)	—	$ (12,331)
Acquisitions	—	1,000	—	—	$ 1,000
Balance at December 31, 2012	$ —	$ 53,986	$ 408,214	$ —	$ 462,200

As a result of the Dynamic Medical Systems acquisition in 2011, goodwill of $23,528,000 was recorded in 2011 and $1,000,000 in 2012 for the Institutional Product Group segment, which is deductible for tax purposes. As a result of the Boston Rentals acquisition in 2010, goodwill of $6,292,000 was recorded, which is deductible for tax purposes.

In accordance with *Intangibles—Goodwill and Other*, ASC 350, goodwill is reviewed annually for impairment. The company first estimates the fair value of each reporting unit and compares the calculated fair value to the carrying value of each reporting unit. A reporting unit is defined as an operating segment or one

level below. The company has determined that its reporting units are the same as its operating segments. The company completes its annual impairment tests in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To estimate the fair values of the reporting units, the company utilizes a discounted cash flow method (DCF) model in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta and a small cap stock adjustment. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates. The assumptions used are based on a market participant's point of view and yielded a discount rate of 9.88% in 2012 for the company's initial impairment analysis compared to 9.27% in 2011 and 9.59% in 2010.

The company also utilizes an EV (Enterprise Value) to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) Method to compute the fair value of its reporting units which considers potential acquirers and their EV to EBITDA multiples adjusted by an estimated premium. While more weight is given to the discounted cash flow method, the EV to EBITDA Method does provide corroborative evidence of the reasonableness of the discounted cash flow method results.

In 2012, the company reviewed for potential impairments of any other assets related to the segment, specifically the company's Taylor Street facility which is subject to the FDA consent decree that limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair subassemblies at the Taylor Street facility. The company determined there was no impairment of the property, plant and equipment of the Taylor Street facility based on a comparison of the forecasted undiscounted cash flows to the carrying value of the net assets in accordance with ASC 360. In addition, the company determined there was no impairment of inventory associated with the facility.

In 2011, the results of the company's Step I annual impairment test indicated a potential impairment in the Asia/Pacific segment. As a result, the company completed a Step II impairment test for this segment. Pursuant to ASC 360, the company compared the forecasted un-discounted cash flows of the Asia/Pacific segment to the carrying value of the net assets, which indicated no impairment of any other long-lived assets. As part of the Step II test, the company calculated the fair value of all recorded and unrecorded assets and liabilities to determine the goodwill impairment amount. As a result of reduced profitability in the Asia/Pacific segment in the fourth quarter of 2011, uncertainty associated with future market conditions, and based on the Step II calculated results, the company recorded an impairment charge related to goodwill in the Asia Pacific segment of $39,729,000 in the fourth quarter of 2011, which represented the entire goodwill amount for the segment.

In December 2011, the FDA requested that the company agree to a consent decree of injunction at the company's corporate facility and its wheelchair manufacturing facility in Elyria, Ohio, the proposed terms of which would require the suspension of certain operations at those facilities until they are certified by the company and then determined by the FDA to be in compliance with FDA quality system regulations. In accordance with ASC 350, a significant decline in the company's stock price and market capitalization, as occurred following the announcement of the consent decree, should be considered as indicators of possible impairment that would require an interim assessment of goodwill for impairment.

As a result of the potential impact of the FDA consent decree, the company updated the assumptions and variables in its DCF model as of December 31, 2011 in regards to the NA/HME segment, the segment primarily

affected by the consent decree, and factored in a 230 basis point risk premium to the discount rate used to reflect the increased uncertainty with the company's forecasted cash flows for the reporting unit. The risk premium adjustment was calculated by the company by considering the decline in the company's stock price as well as the company's EBITDA multiple. The premium adjustment was made as the company was not able to produce a range of cash flows given the lack of clarity on the final terms of the consent decree. The results of the calculation as of December 31, 2011 confirmed that the carrying value of the NA/HME reporting unit exceeded its fair value. Pursuant to ASC 360, the company compared the forecasted un-discounted cash flows of the NA/HME segment to the carrying value of the net assets, which indicated no impairment of any other long-lived assets. The company then conducted a Step II test in which the fair values of all recorded and unrecorded assets and liabilities were calculated to determine the impairment charge of $7,990,000, which represented the entire goodwill amount for the segment.

While there was no indication of impairment in 2012 related to goodwill for the Europe or IPG segments, a future potential impairment is possible for these segments should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus increase the chance of impairment. In consideration of this potential, the company reviewed the results if the discount rate used were 100 basis points higher for the 2012 impairment analysis and determined that there still would not be an indicator of potential impairment for the Europe or IPG segments.

Other Intangibles

All of the company's other intangible assets have been assigned definite lives and continue to be amortized over their useful lives, except for $31,280,000 related to trademarks, which have indefinite lives. The changes in intangible balances reflected on the balance sheet from December 31, 2011 to December 31, 2012 were the result of foreign currency translation and amortization except for intangible write-downs, noted below, which totaled $773,000.

The company's intangibles consist of the following (in thousands):

	December 31, 2012		December 31, 2011	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Customer Lists	$ 93,572	$ 58,447	$ 94,790	$ 50,832
Trademarks	31,280	—	31,777	—
License agreements	3,212	3,212	3,160	3,160
Developed Technology	9,650	5,588	9,823	4,870
Patents	6,060	5,234	6,358	5,266
Other	7,571	7,212	7,510	5,970
	$ 151,345	$ 79,693	$ 153,418	$ 70,098

Amortization expense related to other intangibles was $10,747,000, $10,542,000 and $8,451,000 for 2012, 2011 and 2010, respectively. Estimated amortization expense for each of the next five years is expected to be

$8,994,000 for 2013, $8,617,000 in 2014, $7,081,000 in 2015, $5,650,000 in 2016 and $2,287,000 in 2017. Amortized intangibles are being amortized on a straight-line basis for periods from 3 to 20 years with the majority of the intangibles being amortized over a life of between 10 and 13 years.

In accordance with ASC 350, *Intangibles—Goodwill and Other*, the company reviews intangibles for impairment. The company's intangible assets consist of intangible assets with defined lives as well as intangible assets with indefinite lives. Defined-lived intangible assets consist principally of customer lists, developed technology, license agreements, patents and other miscellaneous intangibles such as non-compete agreements. The company's indefinite lived intangible assets consist entirely of trademarks.

The company evaluates the carrying value of definite-lived assets whenever events or circumstances indicate possible impairment. Definite-lived assets are determined to be impaired if the future un-discounted cash flows expected to be generated by the asset are less than the carrying value. Actual impairment amounts for definite-lived assets are then calculated using a discounted cash flow calculation. The company reviews indefinite-lived assets for impairment annually in the fourth quarter of each year and whenever events or circumstances indicate possible impairment. Any impairment amounts for indefinite-lived assets are calculated as the difference between the future discounted cash flows expected to be generated by the asset less than the carrying value for the asset.

During the fourth quarter of 2012, the company recognized intangible write-down charges of $773,000 comprised of: trademark impairment of $279,000 and developed technology impairment of $398,000 in the IPG segment and a patent impairment of $96,000 in the NA/HME segment. The after-tax and pre-tax impairment amounts were the same for each of the above impairments except for the trademark impairment in the IPG segment, which was $204,000 after-tax.

As a result of the company's 2011 intangible impairment review, the company recognized intangible write-down charges of $1,761,000 comprised of: customer list impairment of $625,000 in the IPG segment, customer list impairment of $508,000 in the NA/HME segment, indefinite-lived trademark impairment of $427,000 in the Europe segment and an intellectual property impairment of $201,000 in the Asia/Pacific segment. The after-tax and pre-tax impairment amounts were the same for each of the above impairments except for the indefinite-lived trademark impairment in the Europe segment, which was $320,000 after-tax.

The fair value of the customer lists were calculated using an excess earnings method, using a discounted cash flow model. Estimated cash flow returns to the customer relationship were reduced by the cash flows required to satisfy the return requirements of each of the assets employed with the residual cash flow then discounted to value the customer relationship. The fair value of the trademark and developed technology was calculated using a relief from royalty payment methodology which requires applying an estimated market royalty rate to forecasted net sales and discounting the resulting cash flows to determine fair value. The intellectual property intangible asset was impaired as the intellectual property was determined to be no longer viable and is no longer being used.

Current Liabilities

Accrued expenses as of December 31, 2012 and 2011 consisted of accruals for the following (in thousands):

	2012	2011
Salaries and wages	$ 41,813	$ 41,508
Taxes other than income taxes, primarily Value Added Taxes	24,600	23,107
Warranty cost	21,451	19,842
Freight	7,853	8,510
Professional	7,595	7,252
Product liability, current portion	3,323	3,468
Rebates	3,635	3,681
Insurance	2,674	2,657
Interest	1,268	1,255
Derivative liability (foreign forward exchange contracts)	1,373	893
Severance	5,211	4,905
Other items, principally trade accruals	14,393	11,615
	$ 135,189	$ 128,693

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in ASC 605-50, *Customer Payments and Incentives.*

Changes in accrued warranty costs were as follows (in thousands):

	2012	2011
Balance as of January 1	$ 19,842	$ 18,252
Warranties provided during the period	11,298	11,225
Settlements made during the period	(13,002)	(12,068)
Changes in liability for pre-existing warranties during the period, including expirations	3,313	2,433
Balance as of December 31	$ 21,451	$ 19,842

The increase in the liability for pre-existing warranties, as shown above, is the result of product recalls related to various products.

Long-Term Debt

Debt as of December 31, 2012 and 2011 consisted of the following (in thousands):

	2012	2011
$400,000,000 senior secured revolving credit facility, due in October 2015	$ 217,494	$ 247,063
Convertible senior subordinated debentures at 4.125%, due in February 2027	10,009	9,797
Other notes and lease obligations	7,299	8,624
	234,802	265,484
Less current maturities of long-term debt	(5,427)	(5,044)
	$ 229,375	$ 260,440

The company's senior secured revolving credit agreement (the "Credit Agreement"), entered into on October 28, 2010, provides for a $400 million senior secured revolving credit facility maturing in October 2015. Pursuant to the terms of the Credit Agreement, the company may from time to time borrow, repay and reborrow up to an aggregate outstanding amount at any one time of $400 million, subject to customary conditions. The Credit Agreement also provides for the issuance of swing line loans. Borrowings under the Credit Agreement bear interest, at the company's election, at (i) the London Inter-Bank Offer Rate ("LIBOR") plus a margin; or (ii) a Base Rate Option plus a margin. The applicable margin is currently 2.00% per annum for LIBOR loans and 1.00% for the Base Rate Option loans based on the company's leverage ratio. In addition to interest, the company is required to pay commitment fees on the unused portion of the Credit Agreement. The commitment fee rate is currently 0.35% per annum. Like the interest rate spreads, the commitment fee is subject to adjustment based on the company's leverage ratio. The obligations of the borrowers under the Credit Agreement are secured by substantially all of the company's U.S. assets and are guaranteed by substantially all of the company's material domestic and foreign subsidiaries.

The Credit Agreement contains certain covenants that are customary for similar credit arrangements, including covenants relating to, among other things, financial reporting and notification, compliance with laws, preservation of existence, maintenance of books and records, use of proceeds, maintenance of properties and insurance, and limitations on liens, dispositions, issuance of debt, investments, payment of dividends, repurchases of capital stock, acquisitions, transactions with affiliates, and capital expenditures. There also are financial covenants that require the company to maintain a maximum leverage ratio (consolidated funded indebtedness to consolidated EBITDA, each as defined in the Credit Agreement) of no greater than 3.5 to 1, and a minimum interest coverage ratio (consolidated EBITDA to consolidated interest charges, each as defined in the Credit Agreement) of no less than 3.5 to 1. In addition, the Credit Agreement limited the amount of cash restructuring charges that could be excluded from the calculation of EBITDA to $15,000,000 over the life of the agreement. The company reached the limitation in the fourth quarter of 2012. As of December 31, 2012, the company's leverage ratio was 2.66 and the company's interest coverage ratio was 19.00 compared to a leverage ratio of 1.81 and an interest coverage ratio of 23.80 as of December 31, 2011. As of December 31, 2012, the company was in compliance with all covenant requirements and under the most restrictive covenant of the company's borrowing arrangements, the company had the capacity to borrow up to an additional $76,841,000.

The company may from time to time seek to retire or purchase its 4.125% Convertible Senior Subordinated Debentures due 2027, in privately negotiated transactions or otherwise. Such purchases or exchanges, if any, will

depend on prevailing market conditions, the company's liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. In 2012, the company repurchased and extinguished $500,000 principal amount of its Convertible Senior Subordinated Debentures compared to $63,351,000 in 2011. As of December 31, 2012, the company had $13,350,000 remaining of Convertible Senior Subordinated Debentures.

While there is general concern about the potential for rising interest rates, the company believes that its exposure to interest rate fluctuations is manageable given that portions of the company's debt are at fixed rates into 2014, the company has the ability to utilize swaps to exchange variable rate debt to fixed rate debt, if needed, and the company's free cash flow should allow it to absorb any modest rate increases in the months ahead without any material impact on its liquidity or capital resources. The company is a party to interest rate swap agreements to effectively convert a portion of floating rate revolving credit facility debt to fixed rate debt to avoid the risk of changes in market interest rates. Specifically, interest rate swap agreements, as of December 31, 2012, for notional amounts of $15,000,000 through February 2013, $20,000,000 and $25,000,000 through May 2013, $18,000,000 through June 2013, $22,000,000 through September 2013 and $12,000,000 and 23,000,000 through April 2014 were entered into that fix the LIBOR component of the interest rate on that portion of the revolving credit facility debt at rates of 1.05%, 1.08%, 0.73%, 0.625%, 0.46%, 0.54% and 0.47%, respectively, for effective aggregate rates of 3.05%, 3.08%, 2.73%, 2.625%, 2.46%, 2.54% and 2.47%, respectively. As of December 31, 2012, the weighted average floating interest rate on borrowing was 2.21% compared to 2.28% as of December 31, 2011.

The Credit Agreement required the company to redeem, purchase or repurchase no less than $100 million in principal amount of the 9.75% Senior Notes previously due 2015 and/or the company's 4.25% Convertible Senior Subordinated Debentures due 2027 (the "Convertible Notes") by February 28, 2011. This was completed by December 31, 2010. After February 28, 2011, the company may redeem, purchase or repurchase the Convertible Notes so long as no event of default is then occurring or would be caused thereby and the company's leverage ratio after such redemption, purchase or repurchase is not more than 3.00 to 1. The Credit Agreement provides for customary events of default with corresponding grace periods, including, among other things, failure to pay any principal or interest when due, failure to perform or observe covenants, bankruptcy or insolvency events and change of control.

In 2007, the company issued $135,000,000 principal amount of Convertible Senior Subordinated Debentures due 2027. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions, and at the company's discretion. The debentures allow the company to satisfy the conversion using any combination of cash or stock. The company intends to satisfy the accreted value of the debentures using cash. Assuming adequate cash on hand at the time of conversion, the company also intends to satisfy the conversion spread using cash, as opposed to stock. As of December 31, 2012, the principal amount of the company's Convertible Notes exceeded the if-converted value of those notes by $4,571,000. During 2012, the company retired $500,000 compared to 2011 in which $63,351,000 in principal amount of Convertible Notes at a premium above par. In accordance with ASC 470-20, Convertible Debt, the company utilized the inducement method of accounting to calculate the loss associated with the early retirement of the convertible debt. The company recorded expense of $312,000 and $24,200,000 related to the loss on the debt extinguishment including the write-off of $11,000 and $1,554,000 of deferred financing fees, which were previously capitalized in 2012 and 2011, respectively.

The company includes the dilutive effect of shares necessary to settle the conversion spread in the Net Earnings per Share—Assuming Dilution calculation unless such amounts are anti-dilutive. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. Holders of the debentures can convert the debt to common stock if the company's common stock price is at a level in excess of $32.23, a 30% premium to the initial conversion price for at least 20 trading days during a period of 30 consecutive trading days preceding the date on which the notice of conversion is given. At a conversion price of $32.23 (30% premium over $24.79), the full conversion of the convertible debt equates to 539,000 shares. The debentures are redeemable at the company's option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017. The company may redeem some or all of the debentures for cash on or after February 1, 2017. Holders have the right to require the company to repurchase all or some of their debentures upon the occurrence of certain circumstances on February 1, 2017 and 2022. The company evaluated the terms of the call, redemption and conversion features under the applicable accounting literature, including *Derivatives and Hedging,* ASC 815, and determined that the features did not require separate accounting as derivatives. The notes, debentures and common shares issuable upon conversion of the debentures have been registered under the Securities Act.

The components of the company's convertible debt as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Carrying amount of equity component	$ 25,381	$ 25,216
Principal amount of liability component	$ 13,350	$ 13,850
Unamortized discount	(3,341)	(4,053)
Net carrying amount of liability component	$ 10,009	$ 9,797

The unamortized discount of $3,341,000 is to be amortized through February 2017. The effective interest rate on the liability component was 11.5% for 2007 through 2011. Non-cash interest expense of $577,000, $1,565,000 and $3,198,000 was recognized in 2012, 2011 and 2010, respectively, in comparison to actual interest expense paid of $560,000, $1,670,000 and $4,178,000 based on the stated coupon rate of 4.125%, for each of the same periods. The convertible debt was not convertible as of December 31, 2012 nor was the convertible debt conversion price threshold of $32.23 met during 2012.

Included in the $400,000,000 senior secured revolving credit facility, there were no borrowings denominated in foreign currencies as of December 31, 2011 or December 31, 2012. For 2012 and 2011, the weighted average interest rate on all borrowings was 2.36% and 2.64%, respectively.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $5,427,000 in 2013, $1,110,000 in 2014, $214,053,000 in 2015, $1,124,000 in 2016, and $1,195,000 in 2017. Interest paid on all borrowings was $8,866,000, $10,789,000 and $28,341,000 in 2012, 2011 and 2010, respectively.

Other Long-Term Obligations

Other long-term obligations as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Supplemental Executive Retirement Plan liability	$ 27,460	$ 27,488
Product liability	17,011	18,280
Deferred income taxes	30,123	28,948
Deferred compensation	11,774	9,937
Other	25,827	21,497
Total long-term obligations	$ 112,195	$ 106,150

Leases and Commitments

The company leases a portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms from 1 to 20 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2012, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2024. Lease expenses were approximately $24,391,000 in 2012, $24,377,000 in 2011 and $20,966,000 in 2010.

The amount of buildings and equipment capitalized in connection with capital leases was $14,416,000 and $14,643,000 at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, accumulated amortization was $6,982,000 and $5,914,000, respectively, which is included in depreciation expense.

Future minimum operating and capital lease commitments, as of December 31, 2012, are as follows (in thousands):

Year	Capital Leases	Operating Leases
2013	$ 1,443	$ 21,266
2014	1,386	14,043
2015	1,375	9,297
2016	1,372	5,004
2017	1,366	3,820
Thereafter	2,216	3,309
Total future minimum lease payments	9,158	$ 56,739
Amounts representing interest	(1,967)	
Present value of minimum lease payments	$ 7,191	

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees' contributions up to 3% of compensation. The company also makes quarterly contributions to this Plan equal to a percentage of qualified wages as determined by resolution of the Compensation and Management Development Committee of the Board of Directors. In 2012 quarterly contributions were made at 1% of qualified wages per a July 1, 2011 resolution of the Compensation and Management Development Committee of the Board of Directors in which the contribution percentage was reduced from 4% to 1% of qualified wages. The company may make discretionary contributions to the domestic plans based on an annual resolution of the Board of Directors. Contribution expense for the Invacare Retirement Savings Plan in 2012, 2011 and 2010 was $3,620,000, $5,599,000 and $7,153,000, respectively.

The company sponsors a Deferred Compensation Plus Plan covering certain employees, which provides for elective deferrals and the company retirement deferrals so that the total retirement deferrals equal amounts that would have contributed to the company's principal retirement plans if it were not for limitations imposed by income tax regulations.

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for certain key executives. Effective December 31, 2008, the SERP was amended, in part to comply with IRS Section 409A. As a result of the amendment, the plan became a defined benefit cash balance plan for the non-retired participants and thus, future payments by the company will be made based upon a cash balance formula with interest credited at a rate determined annually by the Compensation and Management Development Committee of the Board of Directors. In 2012 interest was credited at 0% in accordance with a July 1, 2011 resolution of the Compensation and Management Development Committee of the Board of Directors in which the interest crediting rate was reduced from 6% per annum to 0% effective as of for active participants in the SERP. The plan continues to be unfunded with individual hypothetical accounts maintained for each participant.

The SERP projected benefit obligation related to this unfunded plan was $27,851,000 and $27,879,000 at December 31, 2012 and 2011, respectively, and the accumulated benefit obligation was $27,851,000 and $27,879,000 at December 31, 2012 and 2011, respectively. The projected benefit obligations were calculated using an assumed future salary increase of 4% at both December 31, 2012 and 2011. The assumed discount rate, relevant for three participants unaffected by plan conversion was 4.05% and 4.4% for 2012 and 2011, respectively, based upon the discount rate on high-quality fixed-income investments without adjustment. The retirement age was 65 for both 2012 and 2011. Expense for the plan in 2012, 2011 and 2010 was $370,000, $1,765,000, and $2,176,000, respectively of which $187,000, $904,000, and $1,535,000 was related to interest cost with the remaining portion related to service costs, prior service costs and other gains/losses. Benefit payments in 2012, 2011 and 2010 were $398,000, $410,000 and $1,592,000, respectively. In 2011, benefit payments included a lump sum distribution to a plan participant.

In 2005, the company began sponsoring a Death Benefit Only Plan (DBO) for certain key executives that provides a benefit equal to three times the participant's final target earnings should the participant's death occur while an employee and a benefit equal to one times the participant's final earnings upon the participant's death after normal retirement or post-employment. Expense for the plan in 2012, 2011 and 2010 was $509,000, $536,000, and $399,000, respectively, of which $412,000, $449,000, and $235,000 was related to service cost and accrual adjustments with the remaining portion related to interest costs. There were no benefit payments in 2012, 2011 or 2010.

In conjunction with these non-qualified and unfunded U.S. defined benefit plans, the company has invested in life insurance policies related to certain employees to help satisfy these future obligations.

In Europe, the company maintains defined benefit plans in Switzerland and in the Netherlands. In Switzerland, a statutory pension plan is maintained with a private insurance company and, in accordance with Swiss law, the plan functions as a defined contribution plan whereby employee and employer contributions are defined as a percentage of individual salary depending on the age of the employee and a guaranteed interest rate, which is annually defined by the Swiss Pension Fund. Under U.S. GAAP, the plan is treated as a defined benefit plan. In the Netherlands, the statutory pension plan contains benefits and provisions for an Old Age Pension benefit that starts at age 65 and is payable until death and a Survivors Pension that starts immediately after the death of the insured and is payable until the death of the surviving spouse. The plan also provides for a Temporary Survivors Pension, an Orphans Pension and Premium Waiver During Disability. Under U.S. GAAP the plan is treated as a defined benefit plan. Income for the plans was $105,000 in 2012 and $215,000 in 2011 versus expense of $23,000 in 2010.

Accumulated other comprehensive income associated with the SERP, Swiss pension plan, Netherlands pension plan and DBO was $5,613,000 and $4,781,000 as of December 31, 2012 and 2011, respectively for a net change of $832,000 with $744,000 in net periodic benefit costs recognized during the year.

Shareholders' Equity Transactions

The company's Common Shares have a $.25 stated value. The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

The 2003 Performance Plan, as amended (the "2003 Plan"), allows the Compensation and Management Development Committee of the Board of Directors (the "Committee") to grant up to 6,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock), which includes the addition of 3,000,000 Common Shares authorized for issuance under the 2003 Plan, as approved by the company's shareholders on May 21, 2009. The maximum aggregate number of Common Shares that may be granted during the term of the 2003 Plan pursuant to all awards, other than stock options, is 1,300,000 Common Shares. The Committee has the authority to determine which participants will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2012, 2011 and 2010, the Committee granted 761,892, 608,896 and 646,797 non-qualified stock options, respectively, each having a term of ten years and generally granted at the fair market value of the company's Common Shares on the date of grant under the 2003 Plan. There were no stock appreciation rights outstanding at December 31, 2012, 2011 or 2010.

Restricted stock awards for 118,200, 101,329, and 92,900 shares were granted in years 2012, 2011 and 2010 without cost to the recipients. The 2012 weighted average fair value of the 2012 restricted stock awards was $13.41. The restricted stock awards vest ratably over the four years after the award date. There were 96,520 restricted stock awards with a weighted average fair value of $23.59 that vested in 2012 and 10,631 restricted stock awards were forfeited in 2012.

At December 31, 2012 and 2011, there were 260,548 and 249,499 shares, respectively, for restricted stock awards that were unvested. Unearned restricted stock compensation of $4,323,000 in 2012, $5,227,000 in 2011 and $5,190,000 in 2010, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of $2,241,000, $2,199,000 and $2,022,000 was recognized in 2012, 2011 and 2010, respectively, related to restricted stock awards granted since 2004.

The 2003 Plan and the 1994 Performance Plan have provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares from the options or restricted awards to cover the minimum tax withholding obligation. Under these provisions, the company acquired approximately 35,000 treasury shares for $459,000 in 2012, 31,000 shares for $676,000 in 2011 and 280,000 shares for $7,830,000 in 2010.

The following table summarizes information about stock option activity for the three years ended 2012, 2011 and 2010:

	2012	Weighted Average Exercise Price	2011	Weighted Average Exercise Price	2010	Weighted Average Exercise Price
Options outstanding at January 1	4,455,365	$ 28.99	4,484,195	$ 29.60	4,619,528	$ 29.28
Granted	761,892	13.44	608,896	24.57	646,797	25.22
Exercised	(9,417)	10.70	(178,744)	23.15	(399,144)	23.08
Canceled	(543,206)	31.52	(458,982)	31.42	(382,986)	25.07
Options outstanding at December 31	4,664,634	$ 26.21	4,455,365	$ 28.99	4,484,195	$ 29.60
Options exercise price range at December 31	13.37 to		10.70 to		10.70 to	
	$ 47.80		$ 47.80		$ 47.80	
Options exercisable at December 31	3,074,275		2,960,317		2,941,772	
Options available for grant at December 31*	1,248,033		1,914,574		2,478,905	

* Options available for grant as of December 31, 2012 reduced by net restricted stock award activity of 694,337.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding At 12/31/12	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price	Number Exercisable At 12/31/12	Weighted Average Exercise Price
$ 13.37 – $15.00	742,186	9.6	$ 13.39	1,986	$ 13.37
$ 15.01 – $25.00	1,774,431	6.8	22.50	1,198,832	22.15
$ 25.01 – $35.00	1,064,676	6.8	25.85	790,117	25.98
$ 35.01 – $47.80	1,083,341	1.7	41.45	1,083,340	41.45
Total	4,664,634	5.8	$ 26.21	3,074,275	$ 29.93

The plans provide that shares granted come from the company's authorized but un-issued Common Shares or treasury shares. In addition, the company's stock-based compensation plans allow participants to exchange mature shares for the exercise price and surrender shares for minimum withholding taxes, which results in the company acquiring treasury shares. Pursuant to the plans, the Committee has established that the majority of the 2012 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. Accordingly, for the stock options issued in 2012, 2011 and 2010, 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. The 2012, 2011 and 2010 expense has been adjusted for estimated forfeitures of awards that will not vest because service or employment requirements have not been met.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2012	2011	2010
Expected dividend yield	0.4%	0.2%	0.21%
Expected stock price volatility	41.0%	37.3%	39.6%
Risk-free interest rate	0.94%	1.11%	1.57%
Expected life in years	6.0	5.9	3.9
Forfeiture percentage	7.6%	6.9%	10.5%

Expected stock price volatility is calculated at each date of grant based on historical stock prices for a period of time commensurate with the expected life of the option. The weighted-average fair value of options granted during 2012, 2011 and 2010 was $5.14, $8.88 and $7.83, respectively. The weighted-average remaining contractual life of options outstanding at December 31, 2012, 2011 and 2010 was 5.8, 5.7 and 5.8 years, respectively. The weighted-average contractual life of options exercisable at December 31, 2012 was 4.3 years. The total intrinsic value of stock awards exercised in 2012, 2011 and 2010 was $41,000, $1,429,000 and $1,928,000, respectively. As of December 31, 2012, the intrinsic value of all options outstanding and of all options exercisable was $2,161,000 and $6,000, respectively.

The exercise of stock awards in 2012, 2011 and 2010 resulted in cash received by the company totaling $0, $4,139,000 and $2,912,000 for each period, respectively with no tax benefits for any period. The total fair value of awards vested during 2012, 2011 and 2010 was $4,398,000, $4,362,000 and $5,261,000, respectively.

As of December 31, 2012, there was $14,021,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested options and shares, which includes $4,323,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately two years. Prior to the adoption of ASC 718, *Compensation—Stock Compensation*, the company presented all tax benefit deductions resulting from the exercise of stock options as a component of operating cash flows in the Consolidated Statement of Cash Flows. In accordance with ASC 718, any tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options is classified as a component of financing cash flows.

Effective July 8, 2005, the company adopted a new Rights Agreement to replace the company's previous shareholder rights plan, which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the company's Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each Right entitles the registered holder to purchase from the company one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a Purchase Price of $180.00 in cash, subject to adjustment. The Rights will not become exercisable until after a person (an "Acquiring ") has acquired, or obtained the right to acquire, or commences a tender offer to acquire, shares representing 30% or more of the company's outstanding voting power, subject to deferral by the Board of Directors. After the Rights become exercisable, under certain circumstances, the Rights may be exercisable to purchase Common Shares of the company, or common shares of an acquiring company, at a price equal to the exercise price of the Right divided by 50% of the then current market price per Common Share or acquiring company common share, as the case may be. The Rights will expire on July 18, 2015 unless previously redeemed or exchanged by the company. The company may redeem and terminate the Rights in whole, but not in part, at a price of $0.001 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of shares representing 30% or more of the company's outstanding voting power, and in certain other circumstances described in the Rights Agreement.

Capital Stock

Capital stock activity for 2012, 2011 and 2010 consisted of the following (in thousands of shares):

	Common Stock Shares	Class B Shares	Treasury Shares
January 1, 2010 Balance	33,048	1,111	(1,834)
Exercise of stock options	399	—	(247)
Restricted stock awards	87	—	(33)
Purchase of shares for treasury	—	—	(205)
Conversion of Class B to Common	25	(25)	—
December 31, 2010 Balance	33,559	1,086	(2,319)
Exercise of stock options	180	—	—
Restricted stock awards	96	—	(31)
Purchase of shares for treasury	—	—	(750)
December 31, 2011 Balance	33,835	1,086	(3,100)
Exercise of stock options	10	—	(8)
Restricted stock awards	107	—	(27)
December 31, 2012 Balance	33,952	1,086	(3,135)

Stock awards for 10,631, 4,900 and 5,600 shares were canceled in 2012, 2011 and 2010. For 2012, 2011 and 2010, annualized dividends of $0.05 per Common Share and $0.045 per Class B Common Share were declared and paid, respectively.

Charges Related to Restructuring Activities

The company's restructuring charges recorded in 2011 and 2012 were necessitated primarily by continued declines in Medicare and Medicaid reimbursement by the U.S. government, as well as similar healthcare reimbursement pressures abroad, which negatively affect the company's customers (e.g. home health care providers) and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations. While the company's restructuring efforts have been executed on a timely basis resulting in operating cost savings, the savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements which are unrelated to the restructuring actions. The company expects any near-term cost savings from restructuring will be offset by higher regulatory and compliance costs related to quality system improvements at least until the company has completed its quality systems remediation efforts.

The company's restructuring commenced in the second quarter of 2011 with the company's decision to close the Hong, Denmark assembly facility as part of the company's ongoing globalization initiative to reduce complexity in the company's supply chain which is intended to reduce expenses to help offset pricing pressures. In the third quarter of 2011, the company continued to execute on the closure of the Hong, Denmark assembly facility and initiated the closure of a smaller facility in the U.S. Charges for the quarter ended December 31, 2011 were primarily incurred at the company's corporate headquarters for severance, with additional costs incurred as

a result of the closure of the Hong, Denmark facility. The facility closures were completed in 2012 in addition to the elimination of various positions principally in the North America/Home Medical Equipment (HME) and Asia/Pacific segments.

Charges for the year ended December 31, 2011 totaled $10,534,000 including charges for severance ($8,352,000), contract exit costs primarily related to the closure of the Hong, Denmark assembly facility ($1,788,000) and inventory write-offs ($277,000) recorded in cost of products sold and miscellaneous costs ($117,000). The majority of the 2011 North America/HME charges were incurred for severance, primarily at the corporate headquarters as the result of the elimination of various positions principally in sales and administration in Elyria, Ohio. These eliminations were permanent reductions in workforce which primarily resulted in reduced selling, general and administrative expenses. In Europe, the charges were the result of the closure of the company's Hong, Denmark facility. The assembly activities were transferred to other company facilities or outsourced to third parties. This closure enabled the company to reduce fixed operating costs related to the facility and reduce headcount with the transfer of a portion of the production to other company facilities. The majority of the 2011 charges have now been paid out and were funded with operating cash flows.

Charges for the year ended December 31, 2012 totaled $11,395,000 including charges for severance ($6,775,000), lease termination costs ($1,725,000), building and asset write-downs, primarily related to the closure of the Hong, Denmark assembly facility, and other miscellaneous charges in Europe and Asia/Pacific ($2,404,000) and inventory write-offs ($491,000) in Asia/Pacific recorded in cost of products sold. Severance charges were primarily incurred in the North America/HME segment ($4,242,000), Asia/Pacific segment ($1,681,000) and Europe segment ($817,000). The charges were incurred as a result of the elimination of various positions as part of the company's globalization initiatives. In addition, a portion of the North America/HME segment severance was related to positions eliminated, principally in sales and marketing as well as manufacturing, at the company's Taylor Street facility as a result of the FDA consent decree. The savings from these charges will be reflected primarily in reduced selling, general and administrative expenses and manufacturing expenses for the company. In Europe, positions were eliminated as a result of finalizing the exit from the manufacturing facility in Denmark and an elimination of a senior management position in Switzerland. In Asia/Pacific, at the end of October 2012, the company's management approved a plan to restructure the company's operations in this segment. In Australia, the company consolidated offices / warehouses, decrease staffing and exited various activities while returning to a focus on distribution. At the company's subsidiary, which produces microprocessor controllers, the company decided to cease the contract manufacturing business for companies outside of the healthcare industry. Payments for the year ended December 31, 2012 were $9,381,000 and were funded with operating cash flows. The majority of the 2012 charges are expected to be paid out within the next twelve months. To date, the company's liquidity has not been materially impacted.

There have been no material changes in accrued balances related to the charges, either as a result of revisions in the plan or changes in estimates. In addition, the savings anticipated as a result of the company's restructuring plans have been or are expected to be achieved, primarily resulting in reduced salary and benefit costs principally impacting Selling, General and Administrative expenses, and to a lesser extent, Costs of Products Sold. However, in 2011 and into 2012, these savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements, which are unrelated to the restructuring actions.

A progression by reporting segment of the accruals recorded as a result of the restructuring is as follows (in thousands):

	Severance	Inventory	Lease Terminations	Other	Total
December 31, 2010 Balance					
Total	$ —	$ —	$ —	$ —	$ —
Charges					
NA/HME	4,755	—	—	4	4,759
IPG	123	—	—	—	123
Europe	3,288	277	1,788	113	5,466
Asia/Pacific	186	—	—	—	186
Total	8,352	277	1,788	117	10,534
Payments					
NA/HME	(1,663)	—	—	(4)	(1,667)
IPG	(52)	—	—	—	(52)
Europe	(1,546)	(277)	(1,714)	(113)	(3,650)
Asia/Pacific	(186)	—	—	—	(186)
Total	(3,447)	(277)	(1,714)	(117)	(5,555)
December 31, 2011 Balance					
NA/HME	3,092	—	—	—	3,092
IPG	71	—	—	—	71
Europe	1,742	—	74	—	1,816
Asia/Pacific	—	—	—	—	—
Total	4,905	—	74	—	4,979
Charges					
NA/HME	4,242	—	5	—	4,247
IPG	35	—	—	—	35
Europe	817	—	53	1,223	2,093
Asia/Pacific	1,681	491	1,667	1,181	5,020
Total	6,775	491	1,725	2,404	11,395
Payments					
NA/HME	(3,587)	—	(5)	—	(3,592)
IPG	(106)	—	—	—	(106)
Europe	(1,964)	—	(127)	(1,223)	(3,314)
Asia/Pacific	(812)	(340)	(42)	(1,175)	(2,369)
Total	(6,469)	(340)	(174)	(2,398)	(9,381)

	Severance	Inventory	Lease Terminations	Other	Total
December 31, 2012 Balance					
NA/HME	3,747	—	—	—	3,747
IPG	—	—	—	—	—
Europe	595	—	—	—	595
Asia/Pacific	869	151	1,625	6	2,651
Total	$ 5,211	$ 151	$ 1,625	$ 6	$ 6,993

Income Taxes

Earnings (loss) from continuing operations before income taxes consist of the following (in thousands):

	2012	2011	2010
Domestic	$ (21,984)	$ (21,635)	$ (30,212)
Foreign	31,958	12,497	54,156
	$ 9,974	$ (9,138)	$ 23,944

The company has provided for income taxes (benefits) from continuing operations as follows (in thousands):

	2012	2011	2010
Current:			
Federal	$ (8,043)	$ 3,244	$ 4,749
State	816	680	329
Foreign	21,154	13,008	9,729
	13,927	16,932	14,807
Deferred:			
Federal	3,968	(3,474)	(1,696)
Foreign	348	(4,078)	(771)
	4,316	(7,552)	(2,467)
Income Taxes	$ 18,243	$ 9,380	$ 12,340

Included in the 2010 Federal current tax benefit is a benefit of $7,750,000 resulting from the carryback of the 2008 Federal domestic net operating loss as a result of the Worker, Homeownership and Business Assistance Act of 2010, which became effective in November of 2010. The deferred tax asset previously recorded by the company, related to the loss carryforward, was fully offset by a tax valuation allowance. Included in the 2012

Federal current tax benefit is a benefit of $5,758,000 related to an intra-period allocation to continuing operations. A charge in an equal amount is in discontinued operations. A reconciliation to the effective income tax rate from the federal statutory rate is as follows:

	2012	2011	2010
Statutory federal income tax rate	35.0%	(35.0)%	35.0%
State and local income taxes, net of federal income tax benefit	5.3	4.9	0.9
Tax credits	(4.9)	(13.5)	(65.4)
Foreign taxes at less than the federal statutory rate excluding valuation allowances	(34.7)	(54.5)	(38.8)
Federal and foreign valuation allowance	274.3	56.8	24.7
Non-deductible extinguishment and debt finance costs	0.7	28.2	13.4
Withholding taxes	7.0	(0.4)	(0.6)
Compensation	0.7	3.4	(0.5)
Dividends	(1.1)	28.8	87.1
Life insurance	(6.5)	(7.5)	(1.8)
Foreign branch activity	(8.4)	(15.5)	(5.4)
Uncertain tax positions	88.9	1.2	(2.8)
Goodwill and intangible asset impairment (Asia/Pacific)	—	154.5	—
Foreign tax audit settlement	—	(54.1)	—
Basis difference, asset held for sale	(173.7)	—	—
Other, net	0.3	5.3	5.7
	182.9%	102.6%	51.5%

The foreign tax audit settlement above relates to a tax settlement in Germany as the German government agreed to follow a European Court of Justice case and a German Tax Court case that impacted an open tax return year for a benefit of $4,947,000 or $0.15 per diluted share.

At December 31, 2012, total deferred tax assets were $128,535,000, total deferred tax liabilities were $40,899,000 and the tax valuation allowance total was $119,895,000 for a net deferred income tax liability of $32,259,000 compared to total deferred tax assets of $106,197,000, total deferred tax liabilities of $43,095,000

and a tax valuation allowance total of $90,430,000 for a net deferred income tax liability of $27,328,000 at December 31, 2011. Significant components of deferred income tax assets and liabilities at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Current deferred income tax assets (liabilities), net:		
Loss carryforwards	$ 107	$ 2,017
Bad debt	7,296	8,585
Warranty	4,929	4,591
State and local taxes	2,761	2,687
Other accrued expenses and reserves	2,611	5,846
Inventory	2,388	1,549
Compensation and benefits	2,439	2,644
Product liability	292	292
Basis difference, asset held for sale	17,320	—
Valuation allowance	(40,020)	(23,374)
Other, net	(2,259)	(3,217)
	$ (2,136)	$ 1,620
Long-term deferred income tax assets (liabilities), net:		
Goodwill & intangibles	(23,752)	(24,042)
Convertible debt	(810)	(941)
Fixed assets	(14,078)	(14,895)
Compensation and benefits	15,915	14,388
Loss and credit carryforwards	48,747	43,603
Product liability	3,812	4,236
State and local taxes	11,608	10,734
Valuation allowance	(79,875)	(67,056)
Other, net	8,310	5,025
	$ (30,123)	$ (28,948)
Net Deferred Income Taxes	$ (32,259)	$ (27,328)

The company recorded a valuation allowance for its domestic net deferred tax assets due to a domestic loss recognized in each year from 2007 through 2012 and based upon near term domestic projections. For 2011, the company had a domestic current tax return liability of $3,140,000 and for 2012 the company estimates a domestic current tax return liability of approximately $0 and has recorded a deferred tax asset equal to these amounts. In addition, during 2007 through 2012, the company also recorded valuation allowances for certain foreign country net deferred tax assets where recent performance results in a three year cumulative loss and near term projections do not warrant substantial positive evidence to overcome the past losses. The company made net payments for income taxes of $10,837,000, $14,290,000, and $2,600,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, the company had foreign tax loss carryforwards of approximately $46,483,000 of which $46,056,000 are non-expiring and $427,000 expire in 2027, of which $45,128,000 are offset by valuation allowances. At December 31, 2012, the company also had $380,000,000 of domestic state and local tax loss carryforwards, of which $156,000,000 expire between 2013 and 2016, $128,000,000 expire between 2017 and 2026 and $96,000,000 expire after 2027. The company has domestic federal tax credit carryforwards of $35,372,000 of which $12,695,000 expire between 2014 and 2018 and $22,362,000 expire between 2019 and 2022, $68,000 expire in 2031 and $247,000 or indefinite.

As of December 31, 2012 and 2011, the company had a liability for uncertain tax positions, excluding interest and penalties of $9,401,000 and $3,525,000, respectively. The company does not believe there will be a material change in its unrecognized tax positions over the next twelve months.

The total liabilities associated with unrecognized tax benefits that, if recognized, would impact the effective tax rates were $9,401,000 and $3,525,000 at December 31, 2012 and 2011, respectively.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

	2012	2011
Balance at beginning of year	$ 4,075	$ 4,500
Additions to:		
Positions taken during the current year	516	475
Positions taken during a prior year	6,055	105
Deductions due to:		
Exchange rate impact	(14)	20
Positions taken during a prior year	(118)	(545)
Settlements with taxing authorities	(621)	(195)
Lapse of statute of limitations	(42)	(285)
Balance at end of year	$ 9,851	$ 4,075

The company recognizes interest and penalties associated with uncertain tax positions in income tax expense. During 2012, 2011 and 2010 the (expense) benefit for interest and penalties was $(3,309,000), $20,000 and $1,150,000, respectively. The company had approximately $4,029,000 and $720,000 of accrued interest and penalties as of December 31, 2012 and 2011, respectively.

Included in the 2012 amounts above is an accrual of tax ($5,995,000) and interest ($3,341,000) resulting from a foreign audit related to years before 2012.

The company and its subsidiaries file income tax returns in the U.S. and certain foreign jurisdictions. The company is subject to U.S. federal income tax examinations for calendar years 2009 to 2012, and is subject to various U.S. state income tax examinations for 2008 to 2012. With regards to foreign income tax jurisdictions, the company is generally subject to examinations for the periods 2006 to 2012.

Net Earnings (Loss) Per Common Share

The following table sets forth the computation of basic and diluted net earnings (loss) per common share.

	2012	2011	2010
	(In thousands except per share data)		
Basic			
Average common shares outstanding	31,641	31,958	32,393
Net earnings (loss) from continuing operations	$ (8,269)	$ (18,518)	$ 11,604
Net earnings from discontinued operations	$ 10,096	$ 14,405	$ 13,737
Net earnings (loss)	$ 1,827	$ (4,113)	$ 25,341
Net earnings (loss) per common share from continuing operations	$ (0.26)	$ (0.58)	$ 0.36
Net earnings per common share from discontinued operations	$ 0.32	$ 0.45	$ 0.42
Net earnings (loss) per common share	$ 0.06	$ (0.13)	$ 0.78
Diluted			
Average common shares outstanding	31,641	31,958	32,393
Shares related to convertible debt	—	—	163
Stock options and awards	230	397	138
Average common shares assuming dilution	31,871	32,355	32,694
Net earnings (loss) from continuing operations	$ (8,269)	$ (18,518)	$ 11,604
Net earnings from discontinued operations	$ 10,096	$ 14,405	$ 13,737
Net earnings (loss)	$ 1,827	$ (4,113)	$ 25,341
Net earnings (loss) per common from continuing operations *	$ (0.26)	$ (0.58)	$ 0.35
Net earnings per common from discontinued operations	$ 0.32	$ 0.45	$ 0.42
Net earnings (loss) per common share *	$ 0.06	$ (0.13)	$ 0.78

* Net earnings (loss) per share assuming dilution calculated utilizing weighted average shares outstanding—basic in periods in which there is a net loss.

At December 31, 2012, 2011 and 2010, 4,537,282, 2,355,567 and 2,396,061 shares associated with stock options, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. At December 31, 2012, the majority of the anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $15.27 for 2012. For the 2012 and 2011 Net Earnings (Loss) per Share calculation, all of the shares associated with stock options were anti-dilutive because of the company's loss. In 2011, the majority of the anti-dilutive shares were granted at an exercise price of $24.45, which was lower than the average fair market value price of $27.40 for 2011. In 2010, the majority of the

anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $25.82 for 2010. Shares necessary to settle a conversion spread on the convertible notes were included in the common shares assuming dilution as the average market price of the company stock for 2010 did exceed the conversion price, which was not the case in 2012 and 2011.

Concentration of Credit Risk

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers' financial condition. Invacare utilizes De Lage Landen, Inc. ("DLL"), a third party financing company, to provide the majority of future lease financing to Invacare's North America customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a recourse obligation of $9,155,000 at December 31, 2012 to DLL for events of default under the contracts, which total $63,231,000 at December 31, 2012. *Guarantees,* ASC 460, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability of $274,000 for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with *Receivables,* ASC 310-10-05-4. Credit losses are provided for in the financial statements.

Substantially all of the company's receivables are due from health care, medical equipment providers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. The company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company's customers.

The company's top 10 customers accounted for approximately 16.5% of 2012 net sales. The loss of business of one or more of these customers may have a significant impact on the company, although no single customer accounted for more than 3.9% of the company's 2012 net sales. Providers who are part of a buying group generally make individual purchasing decisions and are invoiced directly by the company.

Derivatives

ASC 815 requires companies to recognize all derivative instruments in the consolidated balance sheet as either assets or liabilities at fair value. The accounting for changes in fair value of a derivative is dependent upon whether or not the derivative has been designated and qualifies for hedge accounting treatment and the type of hedging relationship. For derivatives designated and qualifying as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

Cash Flow Hedging Strategy

The company uses derivative instruments in an attempt to manage its exposure to foreign currency exchange risk and interest rate risk. Foreign forward exchange contracts are used to manage the price risk associated with

forecasted sales denominated in foreign currencies and the price risk associated with forecasted purchases of inventory over the next twelve months. Interest rate swaps are, at times, utilized to manage interest rate risk associated with the company's fixed and floating-rate borrowings.

The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change.

During 2012, the company was a party to interest rate swap agreements that qualified as cash flow hedges and effectively converted floating-rate debt to fixed-rate debt, so the company could avoid the risk of changes in market interest rates. The gains or losses on interest rate swaps are reflected in interest expense on the consolidated statement of comprehensive income (loss).

To protect against increases/decreases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes foreign currency forward contracts to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The gains and losses are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of comprehensive income (loss). If it is later determined that a hedged forecasted transaction is unlikely to occur, any prospective gains or losses on the forward contracts would be recognized in earnings. The company does not expect any material amount of hedge ineffectiveness related to forward contract cash flow hedges during the next twelve months.

The company has historically not recognized any material amount of ineffectiveness related to forward contract cash flow hedges because the company generally limits it hedges to between 60% and 90% of total forecasted transactions for a given entity's exposure to currency rate changes and the transactions hedged are recurring in nature. Furthermore, the majority of the hedged transactions are related to intercompany sales and purchases for which settlement occurs on a specific day each month. Forward contracts with a total notional amount in USD of $176,784,000 and $189,793,000 matured during the twelve months ended December 31, 2012 and 2011, respectively.

Foreign exchange forward contracts qualifying and designated for hedge accounting treatment were as follows (in thousands USD):

	December 31, 2012		December 31, 2011	
	Notional Amount	Unrealized Net Gain (Loss)	Notional Amount	Unrealized Net Gain (Loss)
USD / AUD	$ —	$ —	$ 3,324	$ 104
USD / CAD	17,620	(6)	8,424	29
USD / CNY	—	—	8,130	(16)
USD / EUR	59,510	(797)	42,267	701
USD / GBP	2,519	(3)	1,806	19
USD / NZD	—	—	8,256	86
USD / SEK	—	—	4,520	19
USD / MXP	6,954	141	14,029	(146)
EUR / AUD	—	—	1,220	(48)
EUR / CHF	—	—	5,433	(22)
EUR / GBP	2,077	46	17,201	9
EUR / NZD	5,749	105	7,009	505
GBP / CHF	—	—	929	(5)
GBP / SEK	4,154	25	1,690	12
CHF / SEK	—	—	271	(2)
DKK / SEK	6,397	(47)	—	—
NOK / CHF	—	—	436	(1)
NOK / SEK	3,428	(4)	—	—
	$ 108,408	$ (540)	$ 124,945	$ 1,244

Derivatives Not Qualifying or Designated for Hedge Accounting Treatment

The company utilizes foreign currency forward contracts that are not designated as hedges in accordance with ASC 815. These contracts are entered into to eliminate the risk associated with the settlement of short-term intercompany trading receivables and payables between Invacare Corporation and its foreign subsidiaries. The currency forward contracts are entered into at the same time as the intercompany receivables or payables are created so that upon settlement, the gain/loss on the settlement is offset by the gain/loss on the foreign currency forward contract. No material net gain or loss was realized by the company in 2012 or 2011 related to these forward contracts and the associated short-term intercompany trading receivables and payables.

Foreign exchange forward contracts not qualifying or designated for hedge accounting treatment entered into in 2012 and 2011, respectively, and outstanding were as follows (in thousands USD):

	December 31, 2012		December 31, 2011	
	Notional Amount	Gain (Loss)	Notional Amount	Gain (Loss)
CAD / USD	$ 22,194	$ (90)	$ 2,146	$ 12
EUR / USD	18,060	416	—	—
CHF / USD	2,144	42	3,419	(118)
GBP / USD	3,514	60	—	—
CAD / AUD	1,508	3	—	—
EUR / AUD	1,928	51	—	—
GBP / AUD	1,356	26	—	—
NOK / AUD	1,039	40	—	—
NZD / AUD	2,128	25	—	—
SEK / CAD	—	—	2,545	52
EUR / CAD	—	—	4,244	(10)
EUR / DKK	11,555	(28)	3,482	—
	$ 65,426	$ 545	$ 15,836	$ (64)

The fair values of the company's derivative instruments were as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments under ASC 815				
Foreign currency forward contracts	$ 375	$ 915	$ 1,621	$ 377
Interest rate swap contracts	—	316	18	388
Derivatives not designated as hedging instruments under ASC 815				
Foreign currency forward contracts	687	142	64	128
Total derivatives	$ 1,062	$ 1,373	$ 1,703	$ 893

The fair values of the company's foreign currency forward assets and liabilities are included in Other Current Assets and Accrued Expenses, respectively in the Consolidated Balance Sheets.

The effect of derivative instruments on the Statement of Operations and Other Comprehensive Income (OCI) was as follows (in thousands):

Derivatives in ASC 815 cash flow hedge relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Year ended December 31, 2012			
Foreign currency forward contracts	$ (5,547)	$ 3,763	$ 4
Interest rate swap contracts	54	—	—
	$ (5,493)	$ 3,763	$ 4
Year ended December 31, 2011			
Foreign currency forward contracts	$ 925	$ (250)	$ (7)
Interest rate swap contracts	(370)	—	—
	$ 555	$ (250)	$ (7)

Derivatives not designated as hedging instruments under ASC 815	Amount of Gain Recognized in Income on Derivatives
Year ended December 31, 2012	
Foreign currency forward contracts	$ 545
Year ended December 31, 2011	
Foreign currency forward contracts	$ 83

The gains or losses recognized as the result of the settlement of cash flow hedge foreign currency forward contracts are recognized in net sales for hedges of inventory sales or cost of product sold for hedges of inventory purchases. In 2012, net sales were increased by $155,000 and cost of product sold was decreased by $3,608,000 for a net realized gain of $3,763,000. In 2011, net sales were increased by $3,080,000 and cost of product sold was increased by $3,330,000 for a net realized loss of $250,000 compared to a net gain of $2,803,000 in 2010.

The company recognized incremental expense of $600,000 and $385,000 in 2012 and 2011, respectively related to interest rate swap agreements which are reflected in interest expense on the consolidated statement of comprehensive income (loss).

A gain of $545,000 and a gain of $83,000 was recognized in selling, general and administrative (SG&A) expenses in 2012 and 2011, respectively, on ineffective foreign currency forward contracts as well as foreign currency forward contracts not designated as hedging instruments that are entered into to offset gains/losses on intercompany trade payables. The gains/losses on the non-designated hedging instruments were substantially offset by gains/losses also recorded in SG&A expenses on intercompany trade payables.

Fair Values of Financial Instruments

Pursuant to ASC 820, the inputs used to derive the fair value of assets and liabilities are analyzed and assigned a level I, II or III priority, with level I being the highest and level III being the lowest in the hierarchy. Level I inputs are quoted prices in active markets for identical assets or liabilities. Level II inputs are quoted prices for similar assets or liabilities in active markets: quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets. Level III inputs are based on valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table provides a summary of the company's assets and liabilities that are measured on a recurring basis (in thousands).

		Basis for Fair Value Measurements at Reporting Date		
		Quoted Prices in Active Markets for Identical Assets / (Liabilities)	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Total	Level I	Level II	Level III
December 31, 2012:				
Forward Exchange Contracts—net	$ 5	—	$ 5	—
Interest Rate Swap Agreements—net	(316)	—	(316)	—
December 31, 2011:				
Forward Exchange Contracts—net	$ 1,180	—	$ 1,180	—
Interest Rate Swap Agreements—net	(370)	—	(370)	—

Forward Contracts: The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts are used to hedge the following currencies: AUD, CAD, CHF, CNY, DKK, EUR, GBP, MXP, NOK, NZD, SEK and USD. The company does not use derivative financial instruments for speculative purposes. Fair values for the company's foreign exchange forward contracts are based on quoted market prices for contracts with similar maturities.

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized a net gain of $3,763,000 in 2012, a net loss of $250,000 in 2011 and a net gain of $2,803,000 in 2010 on ASC 815 designated derivatives. Gains or losses recognized as the result of the settlement of forward contracts are recognized in cost of products sold for hedges of inventory transactions, sales for hedges of forecasted sales or selling, general and administrative expenses for other hedged transactions. The company's forward contracts are included in Other Current Assets or Accrued Expenses in the Consolidated Balance Sheets.

The carrying amounts and fair values of the company's financial instruments at December 31, 2012 and 2011 are as follows (in thousands):

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 38,791	$ 38,791	$ 34,924	$ 34,924
Other investments	1,171	1,171	1,362	1,362
Installment receivables, net of reserves	2,594	2,594	7,477	7,477
Long-term debt (including current maturities of long-term debt)	(234,802)	(234,072)	(265,484)	(264,112)
Forward contracts in Other Current Assets	1,062	1,062	1,685	1,685
Forward contracts in Accrued Expenses	(1,057)	(1,057)	(505)	(505)
Interest rate swap agreements in Other Current Assets	—	—	18	18
Interest rate swap agreements in Accrued Expenses	(316)	(316)	(388)	(388)

The company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash, cash equivalents: The carrying amount reported in the balance sheet for cash, cash equivalents equals its fair value.

Installment receivables: The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt: Fair value for the company's convertible debt is based on quoted market-based estimates as of the end of the year, while the revolving credit facility fair values are based upon the company's estimate of the market for similar borrowing arrangements. These fair values are deemed to be categorized as Level 2 in the fair value hierarchy.

Other investments: The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return and the company does not have the ability to easily sell these investments. The company completes an evaluation of the residual value related to these investments in the fourth quarter of each year. No impairment was recognized in 2012 while immaterial losses were recognized in the fourth quarters of 2011 and 2010 and included in the All Other segment.

Other Intangibles and Goodwill: Under *Intangibles—Goodwill and Other,* ASC 350, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate

that the carrying amount of an asset may not be recoverable. To review goodwill for impairment in accordance with ASC 350, the company first estimates the fair value of each reporting unit and compares the calculated fair value to the carrying value of the each reporting unit. A reporting unit is defined as an operating segment or one level below. The company has determined that its reporting units are the same as its operating segments. The company completes its annual impairment tests in the fourth quarter of each year. To estimate the fair values of the reporting units, the company utilizes a discounted cash flow method (DCF) model in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta and a small cap stock adjustment. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates. The assumptions used are based on a market participant view and yielded a discount rate of 9.88% in 2012 for the company's initial impairment analysis compared to 9.27% in 2011 and 9.59% in 2010.

The company also utilizes an EV (Enterprise Value) to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) Method to compute the fair value of its reporting units which considers potential acquirers and their EV to EBITDA multiples adjusted by an estimated premium. While more weight is given to the discounted cash flow method, the EV to EBITDA Method does provide corroborative evidence of the reasonableness of the discounted cash flow method results.

While there was no indication of impairment in 2012 related to goodwill for any segment with goodwill, a future potential impairment is possible for any of the company's segments should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus increase the chance of impairment. In consideration of this potential, the company reviewed the results if the discount rate used were 100 basis points higher for the 2012 impairment analysis and determined that there still would not be any indicator of potential impairment for the segments with goodwill which are Europe and IPG.

In 2011, as a result of reduced profitability in the Asia/Pacific segment in the fourth quarter of 2011, uncertainty associated with future market conditions, and based on the Step II calculated results, the company recorded an impairment charge related to goodwill in the Asia/Pacific segment of $39,729,000 in the fourth quarter of 2011, which represented the entire goodwill amount for the segment.

During the fourth quarter of 2012, the company recognized intangible write-down charges of $773,000 comprised of a trademark and developed technology impairments of $279,000 and $398,000, respectively, in the IPG segment and a patent impairment of $96,000 in the NA/HME segment. The fair values of the trademark and developed technology were calculated using a relief from royalty payment methodology which requires applying an estimated market royalty rate to forecasted net sales and discounting the resulting cash flows to determine fair value. The patent intangible asset was impaired as the intellectual property was deemed no longer viable and is no longer being used.

In the fourth quarter of 2011, the company recognized intangible write-down charges of $1,761,000 comprised of: customer list impairment of $625,000 in the IPG segment, customer list impairment of $508,000 in the NA/HME segment, indefinite-lived trademark impairment of $427,000 in the European segment and an

intellectual property impairment of $201,000 in the Asia/Pacific segment. The fair value of the customer lists were calculated using an excess earnings method, using a discounted cash flow model. Estimated cash flow returns to the customer relationship were reduced by the cash flows required to satisfy the return requirements of each of the assets employed with the residual cash flow then discounted to value the customer relationship. The fair value of the trademark was calculated using a relief from royalty payment methodology which requires applying an estimated market royalty rate to forecasted net sales and discounting the resulting cash flows to determine fair value. The intellectual properly intangible asset was impaired as the intellectual property was deemed no longer viable and is no longer being used.

As a result of the company's 2010 intangible impairment review, the company calculated the fair value of an IPG segment indefinite-lived trademark and a NA/HME segment customer list as each had indicators of impairment, principally net sales less than forecasted. The fair value of the trademark was calculated using a relief from royalty payment methodology which requires applying an estimated market royalty rate to forecasted net sales and discounting the resulting cash flows to determine fair value. The calculated fair value resulted in an impairment charge of $336,000 for the IPG segment indefinite-lived trademark. The fair value of the customer list was calculated using an excess earnings method, using a discounted cash flow model. Estimated cash flow returns to the customer relationship were reduced by the cash flows required to satisfy the return requirements of each of the assets employed with the residual cash flow then discounted to value the customer relationship. The calculated fair value resulted in an impairment charge of $248,000 for the NA/HME segment customer list.

The fair values of the company's intangible assets were calculated using inputs that are not observable in the market and included management's own estimates regarding the assumptions that market participants would use and thus these inputs are deemed Level III inputs in regards to the fair value hierarchy.

Business Segments

The company operates in four primary business segments: North America/Home Medical Equipment (NA/HME), Institutional Products Group (IPG), Europe and Asia/Pacific.

The NA/HME segment sells each of three primary product lines, which includes: lifestyle, mobility and seating and respiratory therapy products. The Institutional Products Group sells or rents long-term care medical equipment, health care furnishings and accessory products. Europe and Asia/Pacific sell the same product lines as NA/HME and IPG. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company's consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance except for Asia/Pacific due to its significant intercompany sales volume.

The information by segment is as follows (in thousands):

	2012	2011	2010
Revenues from external customers			
North America/HME	$ 693,285	$ 746,782	$ 738,441
Institutional Products Group	148,648	124,121	97,419
Europe	546,543	544,537	506,069
Asia/Pacific	66,985	86,199	82,635
Consolidated	$ 1,455,461	$ 1,501,639	$ 1,424,564
Intersegment revenues			
North America/HME	$ 104,291	$ 88,188	$ 83,316
Institutional Products Group	7,041	6,567	5,571
Europe	11,043	9,308	10,165
Asia/Pacific	32,587	32,876	33,616
Consolidated	$ 154,962	$ 136,939	$ 132,668
Depreciation and amortization			
North America/HME	$ 12,190	$ 12,814	$ 15,674
Institutional Products Group	8,312	4,942	1,995
Europe	12,738	15,799	13,620
Asia/Pacific	4,505	4,645	4,941
All Other (1)	273	212	191
Discontinued Operations	$ 575	$ 471	$ 383
Consolidated	$ 38,593	$ 38,883	$ 36,804
Net interest expense (income)			
North America/HME	$ 2,046	$ 5,893	$ 18,990
Institutional Products Group	4,378	2,729	530
Europe	(1,292)	(1,754)	721
Asia/Pacific	3,304	2,945	2,790
Consolidated	$ 8,436	$ 9,813	$ 23,031
Earnings (loss) before income taxes from continuing operations			
North America/HME	$ 3,563	$ 35,477	$ 48,164
Institutional Products Group	11,029	12,378	9,130
Europe	31,488	33,579	39,344
Asia/Pacific	(11,795)	(35,141)	6,754
All Other (1)	(24,311)	(55,431)	(79,448)
Consolidated	$ 9,974	$ (9,138)	$ 23,944

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2012	2011	2010
Assets			
North America/HME (2)	$ 280,383	$ 295,457	$ 336,367
Institutional Products Group	118,190	117,626	67,506
Europe	683,751	689,596	660,620
Asia/Pacific (2)	39,605	50,604	92,322
All Other (1)	37,208	35,713	36,541
Discontinued Operations	103,157	92,058	87,044
Consolidated	$ 1,262,294	$ 1,281,054	$ 1,280,400
Long-lived assets			
North America/HME (2)	$ 62,853	$ 68,190	$ 81,426
Institutional Products Group	93,184	95,010	49,291
Europe	493,446	518,382	510,728
Asia/Pacific (2)	8,034	10,896	52,565
All Other (1)	36,828	35,361	36,105
Discontinued Operations	—	24,445	24,126
Consolidated	$ 694,345	$ 752,284	$ 754,241
Expenditures for assets			
North America/HME	$ 6,959	$ 9,189	$ 7,407
Institutional Products Group	5,517	3,612	2,663
Europe	4,604	4,876	4,448
Asia/Pacific	2,439	3,480	2,224
All Other (1)	—	214	207
Discontinued Operations	$ 572	$ 789	$ 404
Consolidated	$ 20,091	$ 22,160	$ 17,353

(1) Consists of un-allocated corporate SG&A costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments. In addition, the "All Other" earnings (loss) before income taxes includes loss on debt extinguishment including debt finance charges, interest and fees and impairment charges recognized related to limited partnership investments.

(2) IPG and NA/HME assets and long-lived assets included decreases of $677,000 and $96,000 due to intangible asset impairment write-offs in 2012. The 2011 Asia/Pacific assets and long-lived assets decrease includes decreases of 39,729,000 and $201,000 due to goodwill and intangible asset write-offs, respectively. NA/HME assets and long-lived assets included decreases of $7,990,000 and $508,000 due to the goodwill and intangible asset impairment write-offs, respectively, in 2011. The 2011 IPG assets and long-lived assets decrease includes a decrease of $1,052,000 related to intangible asset impairment write-offs in 2011.

Net sales by product, are as follows (in thousands):

	2012	2011	2010
North America/HME			
Lifestyle Products	$ 288,443	$ 295,342	$ 297,888
Mobility and Seating	257,886	284,633	294,792
Respiratory Therapy	134,892	153,468	131,260
Other(1)	12,064	13,339	14,501
	$ 693,285	$ 746,782	$ 738,441
Institutional Products Group			
Continuing Care	$ 148,648	$ 124,121	$ 97,419
Europe			
Lifestyle Products	$ 285,707	$ 293,425	$ 289,577
Mobility and Seating	204,613	209,732	183,271
Respiratory Therapy	42,700	27,866	20,493
Other(1)	13,523	13,514	12,728
	$ 546,543	$ 544,537	$ 506,069
Asia/Pacific			
Mobility and Seating	$ 31,410	$ 36,483	$ 38,226
Lifestyle Products	15,448	20,151	21,216
Continuing Care	2,795	2,825	2,700
Respiratory Therapy	700	682	1,021
Other(1)	16,632	26,058	19,472
	$ 66,985	$ 86,199	$ 82,635
Total Consolidated	$ 1,455,461	$ 1,501,639	$ 1,424,564

(1) Includes various services, including repair services, equipment rentals and external contracting.

No single customer accounted for more than 3.9% of the company's sales.

Contingencies

General

In the ordinary course of its business, Invacare is a defendant in a number of lawsuits, primarily product liability actions in which various plaintiffs seek damages for injuries allegedly caused by defective products. All of the product liability lawsuits have been referred to the company's captive insurance company and/or excess insurance carriers and generally are contested vigorously. The coverage territory of the company's insurance is worldwide with the exception of those countries with respect to which, at the time the product is sold for use or at the time a claim is made, the U.S. government has suspended or prohibited diplomatic or trade relations. The

amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures.

As a medical device manufacturer, the company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Violations of law or regulations can result in administrative, civil and criminal penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on the company's business.

FDA Matters

The FDA regulates virtually all aspects of the development, testing, manufacturing, labeling, promotion, distribution and marketing of a medical device. The company's failure to comply with the regulatory requirements of the FDA and other applicable U.S. medical device regulatory requirements may subject the company to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, consent decrees, product seizure or detention, product recalls and total or partial suspension of production.

As part of its regulatory function, the FDA routinely inspects the sites of medical device companies, and in 2011 and 2010, the FDA inspected certain of the company's facilities. As previously disclosed, in December 2011, the FDA requested that the company agree to a consent decree of injunction with respect to the company's corporate facility and its wheelchair manufacturing facility in Elyria, Ohio, the proposed terms of which required the suspension of certain operations at those facilities until they are certified by the company and then determined by FDA to be in compliance with FDA quality system regulations.

In December 2012, the company reached agreement with the FDA on the terms of the consent decree, which was approved and made effective by the U.S. District Court for the Northern District of Ohio on December 21, 2012. The consent decree limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair sub-assemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities. However, the company is entitled to continue to produce from the Taylor Street manufacturing facility certain medically necessary products, as well as ongoing replacement, service and repair of products already in use, under terms delineated in the consent decree and is able to fulfill purchase orders and quotes that were in the company's order fulfillment system prior to the effective date of the decree. Under the terms of the consent decree, in order to resume full operations at the impacted facilities, the company must successfully complete a third-party expert certification audit and receive written notification from the FDA. The certification audit is to be comprised of three distinct reports. The expert certification audit will be followed by an FDA inspection of the company's compliance with the quality system regulations. Each of the three audits will result in a third-party expert report that will then be reviewed by the FDA which will complete its own review procedures. Once satisfied with the company's compliance, the FDA will provide written notification that the company is permitted to resume full operations at the impacted facilities. The company cannot currently estimate the timing of the FDA written notifications. At the time of this filing, the company has initiated the first two of its third-party expert certification audits. Barring any unexpected developments or the requirement to perform additional remediation activities as a result of the third-party expert audits, the company expects the first

two certification audits to be completed in the first quarter of 2013. As of the time of the filing of this Annual Report on Form 10-K, the third expert certification audit has commenced and the company plans to complete the audit in the second quarter of 2013. Because the FDA has the authority to reinspect at any time, the company cannot determine whether the FDA will elect to inspect after either the first or second third-party expert audits. According to the consent decree, the FDA has thirty (30) days after receipt of the third expert certification audit results to commence its own inspection. It is not possible for the company to estimate the timing or potential response of the FDA's inspection and subsequent written notifications.

As described above, because the limitations on production will only be temporary in nature, and partial production will be allowed, the company does not anticipate any major repair, replacement or scrapping of its fixed assets at the Taylor Street manufacturing facility. Based on the company's expectations at the time of filing of this Annual Report on Form 10-K with respect to the timeframe for completion of the third-party expert certifications audits and FDA inspection and with respect to future cash flows from production at the Taylor Street manufacturing facility, the company concluded that there is no impairment in the value of the fixed assets related to the Taylor Street manufacturing facility at December 31, 2012.

The majority of the production from the Taylor Street facility is "made to order" for customers and, as a result, there was not a significant amount of finished goods inventory on hand at December 31, 2012. At the time of filing this Annual Report on Form 10-K, the company believed that it would be able to obtain substantially all of the documentation required under the consent decree in order to complete the manufacture and shipment from the Taylor Street facility of the orders in the company's order fulfillment system at the time of the effectiveness of the consent decree and thus, the company concluded that there was not an impairment of the work in process and finished goods at the Taylor Street facility at December 31, 2012. Further, based on its analysis of the raw material inventory at the Taylor Street facility and the company's expectations at the time of filing of this Annual Report on Form 10-K with respect to the timeframe for completion of the third-party expert certification audits and FDA inspection, the company concluded that the value of the inventory was not excessive or impaired at December 31, 2012. However, at the time of filing of this Annual Report on Form 10-K, the consent decree had been effective for only approximately two months and thus, the effect on production at the Taylor Street facility was not yet clear. If the company's expectations regarding the impacts of the limitations in the consent decree or the timeframe for completion of the third-party expert certification audits and FDA inspection were to change, the company may, in future periods, conclude that an impairment exists with respect to its fixed assets or inventory at the Taylor Street facility.

The North America/HME segment is the segment primarily impacted by the limitations in the consent decree. During 2012, before the effectiveness of the consent decree, the company started to experience decreases in net sales in this segment. Those decreases were primarily related to delays in new product introductions, uncertainty on the part of the company's customers as they coped with prepayment reviews and post-payment audits by the Centers for Medicare and Medicaid Services and contemplated their participation in the next round of National Competitive Bidding, and, the company believes, uncertainty regarding the resolution of the consent decree which limited the company's ability to renegotiate and bid on certain supply contracts and otherwise led to a decline in customer orders. While the consent decree has been effective for only approximately two months at the time of filing of this Annual Report on Form 10-K and thus, the effect on customer orders and net sales is not yet clear, the company expects to experience further declines in net sales as a result of the limitations imposed by the consent decree. The company expects to continue to experience decreased net sales in the segment until it has successfully completed the previously-described third-party expert certification audit and FDA inspection and has received written notification from the FDA that the company may resume full operations. Even after the company receives the FDA notification, it is uncertain as to whether, or how quickly,

the company will be able to rebuild net sales to more typical historical levels, irrespective of market conditions. Accordingly, the limitations in the consent decree had, and likely will continue to have, a material adverse effect on the company's business, financial condition and results of operations.

For additional information regarding the consent decree, please see the following sections of this Annual Report on Form 10-K: Item 1. Business - Government Regulation; Item 1A. Risk Factors; Item 3. Legal Proceedings; and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook and - Liquidity and Capital Resources.

In addition, in December 2010, the company received a warning letter from the FDA related to quality system processes and procedures at the company's Sanford, Florida facility. The company is taking these issues very seriously and has added resources to ensure it is addressing all of the FDA's concerns in a timely manner. However, the results of regulatory claims, proceedings, investigations, or litigation are difficult to predict. An unfavorable resolution or outcome of the FDA warning letter could materially and adversely affect the company's business, financial condition, and results of operations.

Any of the above contingencies could have an adverse impact on the company's financial condition or results of operations.

Supplemental Guarantor Information

Effective February 12, 2007, substantially all of the domestic subsidiaries (the "Guarantor Subsidiaries") of the company became guarantors of the indebtedness of Invacare Corporation under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the "Debentures") with an original aggregate principal amount of $135,000,000. The majority of the company's wholly owned subsidiaries are not guaranteeing the indebtedness of the Debentures (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), its combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly, separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2012					
Net sales	$ 357,184	$ 491,960	$ 724,641	$ (118,324)	$ 1,455,461
Cost of products sold	274,439	352,689	500,855	(117,423)	1,010,560
Gross Profit	82,745	139,271	223,786	(901)	444,901
Selling, general and administrative expenses	134,170	89,562	186,244	4,526	414,502
Charge related to restructuring activities	4,859	406	5,639	—	10,904
Loss on debt extinguishment including debt finance charges and associated fees	312	—	—	—	312
Asset write-downs to intangibles and investments	—	—	773	—	773
Income (loss) from equity investee	62,637	2,278	499	(65,414)	—
Interest expense—net	2,725	2,627	3,084	—	8,436
Earnings from Continuing Operations Before Income Taxes	3,316	48,954	28,545	(70,841)	9,974
Income taxes	1,489	112	16,642	—	18,243
Net Earnings (Loss) from Continuing Operations	$ 1,827	$ 48,842	$ 11,903	$ (70,841)	$ (8,269)
Net Earnings from Discontinued Operations	—	10,096	—	—	10,096
Net Earnings (Loss)	$ 1,827	$ 58,938	$ 11,903	$ (70,841)	$ 1,827
Other Comprehensive Income (Loss), net of Tax	(12,133)	2,245	(14,288)	12,043	(12,133)
Comprehensive Income (Loss)	$ (10,306)	$ 61,183	$ (2,385)	$ (58,798)	$ (10,306)

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2011					
Net sales	$ 379,570	$ 476,614	$ 746,359	$ (100,904)	$ 1,501,639
Cost of products sold	276,164	341,945	503,050	(100,664)	1,020,495
Gross Profit	103,406	134,669	243,309	(240)	481,144
Selling, general and administrative expenses	131,145	28,317	182,510	54,560	396,532
Charge related to restructuring activities	3,854	426	5,977	—	10,257
Loss on debt extinguishment including debt finance charges and associated fees	24,200	—	—	—	24,200
Asset write-downs to intangibles and investments	5,531	3,592	40,357	—	49,480
Income (loss) from equity investee	58,155	3,364	1,523	(63,042)	—
Interest expense—net	38	6,350	3,425	—	9,813
Earnings (Loss) from Continuing Operations Before Income Taxes	(3,207)	99,348	12,563	(117,842)	(9,138)
Income taxes (benefit)	906	(244)	8,718	—	9,380
Net Earnings (Loss) from Continuing Operations	$ (4,113)	$ 99,592	$ 3,845	$ (117,842)	$ (18,518)
Net Earnings from Discontinued Operations	—	14,405	—	—	14,405
Net Earnings (Loss)	$ (4,113)	$ 113,997	$ 3,845	$ (117,842)	$ (4,113)
Other Comprehensive Income (Loss), net of Tax	12,245	(2,026)	14,828	(12,802)	12,245
Comprehensive Income (Loss)	$ 8,132	$ 111,971	$ 18,673	$ (130,644)	$ 8,132

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2010					
Net sales	$ 403,227	$ 425,885	$ 693,463	$ (98,011)	$ 1,424,564
Cost of products sold	283,859	303,591	462,776	(98,032)	952,194
Gross Profit	119,368	122,294	230,687	21	472,370
Selling, general and administrative expenses	132,177	44,620	169,114	39,320	385,231
Charge related to restructuring activities	—	—	—	—	—
Loss on debt extinguishment including debt finance charges and associated fees	40,164	—	—	—	40,164
Asset write-downs to intangibles and investments	—	—	—	—	—
Income (loss) from equity investee	97,602	37,438	(591)	(134,449)	—
Interest expense—net	16,208	3,837	2,986	—	23,031
Earnings from Continuing Operations Before Income Taxes	28,421	111,275	57,996	(173,748)	23,944
Income taxes (benefit)	3,080	(360)	9,620	—	12,340
Net Earnings (Loss) from Continuing Operations	$ 25,341	$ 111,635	$ 48,376	$ (173,748)	$ 11,604
Net Earnings from Discontinued Operations	—	13,737	—	—	13,737
Net Earnings (Loss)	$ 25,341	$ 125,372	$ 48,376	$ (173,748)	$ 25,341
Other Comprehensive Income (Loss), net of Tax	(61,573)	4,681	(58,923)	54,242	(61,573)
Comprehensive Income (Loss)	$ (36,232)	$ 130,053	$ (10,547)	$ (119,506)	$ (36,232)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2012					
Assets					
Current Assets					
Cash and cash equivalents	$ 5,774	$ 1,018	$ 31,999	$ —	$ 38,791
Trade receivables, net	71,622	37,223	89,946	—	198,791
Installment receivables, net	—	829	1,359	—	2,188
Inventories, net	40,278	31,455	114,169	(2,656)	183,246
Deferred income taxes	—	—	—	—	—
Other current assets	12,727	473	34,606	(6,030)	41,776
Assets held for sale - current	—	103,157	—	—	103,157
Total Current Assets	130,401	174,155	272,079	(8,686)	567,949
Investment in subsidiaries	1,536,898	523,176	6,888	(2,066,962)	—
Intercompany advances, net	81,533	874,567	238,270	(1,194,370)	—
Other Assets	41,006	314	942	—	42,262
Other Intangibles	663	22,211	48,778	—	71,652
Property and Equipment, net	39,911	19,957	58,363	—	118,231
Goodwill	—	32,937	429,263	—	462,200
Total Assets	$ 1,830,412	$ 1,647,317	$ 1,054,583	$ (3,270,018)	$ 1,262,294
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 63,812	$ 9,465	$ 59,771	$ —	$ 133,048
Accrued expenses	36,716	18,155	86,348	(6,030)	135,189
Accrued income taxes	1,545	—	1,168	—	2,713
Short-term debt and current maturities of long-term obligations	4,552	7	868	—	5,427
Liabilities held for sale - current	—	23,358	—	—	23,358
Total Current Liabilities	106,625	50,985	148,155	(6,030)	299,735
Long-Term Debt	223,014	143	6,218	—	229,375
Other Long-Term Obligations	52,957	—	59,238	—	112,195
Intercompany advances, net	826,827	271,353	96,190	(1,194,370)	—
Total Shareholders' Equity	620,989	1,324,836	744,782	(2,069,618)	620,989
Total Liabilities and Shareholders' Equity	$ 1,830,412	$ 1,647,317	$ 1,054,583	$ (3,270,018)	$ 1,262,294

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2011					
Assets					
Current Assets					
Cash and cash equivalents	$ 3,642	$ 2,104	$ 29,178	$ —	$ 34,924
Trade receivables, net	83,522	36,578	90,291	—	210,391
Installment receivables, net	—	1,180	5,491	—	6,671
Inventories, net	45,937	25,295	99,006	(1,518)	168,720
Deferred income taxes	422	45	1,153	—	1,620
Other current assets	10,171	528	33,812	(5,680)	38,831
Assets held for sale - current	—	67,613	—	—	67,613
Total Current Assets	143,694	133,343	258,931	(7,198)	528,770
Investment in subsidiaries	1,560,693	524,800	—	(2,085,493)	—
Intercompany advances, net	79,598	846,829	200,157	(1,126,584)	—
Other Assets	40,813	699	1,136	—	42,648
Other Intangibles	821	26,838	55,661	—	83,320
Property and Equipment, net	45,459	16,398	66,483	—	128,340
Goodwill	—	31,820	441,711	—	473,531
Assets held for sale - non-current	—	24,445	—	—	24,445
Total Assets	$ 1,871,078	$ 1,605,172	$ 1,024,079	$ (3,219,275)	$ 1,281,054
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 73,948	$ 5,724	$ 56,779	$ —	$ 136,451
Accrued expenses	37,708	17,136	79,529	(5,680)	128,693
Accrued income taxes	508	(680)	987	—	815
Short-term debt and current maturities of long-term obligations	4,210	4	830	—	5,044
Liabilities held for sale - current	—	16,936	—	—	16,936
Total Current Liabilities	116,374	39,120	138,125	(5,680)	287,939
Long-Term Debt	252,855	227	7,358	—	260,440
Other Long-Term Obligations	47,873	7,312	50,965	—	106,150
Liabilities held for sale - non-current	—	—	—	—	—
Intercompany advances, net	827,451	210,005	89,128	(1,126,584)	—
Total Shareholders' Equity	626,525	1,348,508	738,503	(2,087,011)	626,525
Total Liabilities and Shareholders' Equity	$ 1,871,078	$ 1,605,172	$ 1,024,079	$ (3,219,275)	$ 1,281,054

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2012					
Net Cash Provided (Used) by Operating Activities	$ (46,194)	$ 26,243	$ 14,326	$ 67,916	$ 62,291
Investing Activities					
Purchases of property and equipment	(2,266)	(9,643)	(8,182)	—	(20,091)
Proceeds from sale of property and equipment	12	23	124	—	159
Business acquisitions, net of cash acquired	—	(9,000)	—	—	(9,000)
Other long-term assets	(381)	—	116	—	(265)
Other	82,999	(10,849)	46	(72,441)	(245)
Net Cash Provided (Used) for Investing Activities	80,364	(29,469)	(7,896)	(72,441)	(29,442)
Financing Activities					
Proceeds from revolving lines of credit and long-term borrowings	337,044	2,140	130	—	339,314
Payments on revolving lines of credit and long-term borrowings	(367,500)	—	—	—	(367,500)
Proceeds from exercise of stock options	—	—	—	—	—
Payment of financing costs	(1)	—	—	—	(1)
Payment of dividends	(1,581)	—	(4,525)	4,525	(1,581)
Purchase of treasury stock	—	—	—	—	—
Net Cash Provided (Used) by Financing Activities	(32,038)	2,140	(4,395)	4,525	(29,768)
Effect of exchange rate changes on cash	—	—	786	—	786
Increase (Decrease) in cash and cash equivalents	2,132	(1,086)	2,821	—	3,867
Cash and cash equivalents at beginning of year	3,642	2,104	29,178	—	34,924
Cash and cash equivalents at end of year	$ 5,774	$ 1,018	$ 31,999	$ —	$ 38,791

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2011					
Net Cash Provided (Used) by Operating Activities	$ 38,724	$ 49,396	$ 65,516	$ (54,558)	$ 99,078
Investing Activities					
Purchases of property and equipment	(6,887)	(5,316)	(9,957)	—	(22,160)
Proceeds from sale of property and equipment	—	16	48	—	64
Business acquisitions, net of cash acquired	—	(42,430)	—	—	(42,430)
Other long-term assets	(731)	—	7	—	(724)
Other	(219)	73	133	—	(13)
Net Cash Used for Investing Activities	(7,837)	(47,657)	(9,769)	—	(65,263)
Financing Activities					
Proceeds from revolving lines of credit and long-term borrowings	450,595	—	—	—	450,595
Payments on revolving lines of credit and long-term borrowings	(438,766)	(2,111)	(13,690)	—	(454,567)
Proceeds from exercise of stock options	4,139	—	—	—	4,139
Payment of financing costs	(24,113)	—	—	—	(24,113)
Payment of dividends	(1,588)	—	(54,558)	54,558	(1,588)
Purchase of treasury stock	(21,548)	—	—	—	(21,548)
Net Cash Provided (Used) by Financing Activities	(31,281)	(2,111)	(68,248)	54,558	(47,082)
Effect of exchange rate changes on cash	—	—	(271)	—	(271)
Decrease in cash and cash equivalents	(394)	(372)	(12,772)	—	(13,538)
Cash and cash equivalents at beginning of year	4,036	2,476	41,950	—	48,462
Cash and cash equivalents at end of year	$ 3,642	$ 2,104	$ 29,178	$ —	$ 34,924

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2010					
Net Cash Provided (Used) by Operating Activities	$ 101,658	$ 15,427	$ 44,442	$ (39,320)	$ 122,207
Investing Activities					
Purchases of property and equipment	(7,281)	(1,567)	(8,505)	—	(17,353)
Proceeds from sale of property and equipment	—	—	36	—	36
Business acquisitions, net of cash acquired	—	(13,725)	—	—	(13,725)
Other long-term assets	291	(11)	521	—	801
Other	153	(174)	(355)	—	(376)
Net Cash Used for Investing Activities	(6,837)	(15,477)	(8,303)	—	(30,617)
Financing Activities					
Proceeds from revolving lines of credit and long-term borrowings	689,022	—	19,720	—	708,742
Payments on revolving lines of credit and long-term borrowings	(751,660)	—	—	—	(751,660)
Payment of financing costs	(30,329)	—	—	—	(30,329)
Proceeds from exercise of stock options	2,912	—	—	—	2,912
Payment of dividends	(1,612)	—	(39,320)	39,320	(1,612)
Purchase of treasury stock	(5,687)	—	—	—	(5,687)
Net Cash Provided (Used) by Financing Activities	(97,354)	—	(19,600)	39,320	(77,634)
Effect of exchange rate changes on cash	—	—	(2,995)	—	(2,995)
Increase (Decrease) in cash and cash equivalents	(2,533)	(50)	13,544	—	10,961
Cash and cash equivalents at beginning of year	6,569	2,526	28,406	—	37,501
Cash and cash equivalents at end of year	$ 4,036	$ 2,476	$ 41,950	$ —	$ 48,462

Interim Financial Information (unaudited)

	QUARTER ENDED (In thousands, except per share data)			
	March 31,	June 30,	September 30,	December 31,
2012				
Net sales	$ 355,101	$ 372,720	$ 367,217	$ 360,423
Gross profit	110,597	115,784	111,450	107,070
Earnings (loss) before income taxes	7,273	6,850	4,045	(8,194)
Net earnings (loss) from continuing operations	5,605	(4,305)	1,208	(10,777)
Net earnings from discontinued operations	2,630	2,328	1,656	3,482
Net earnings (loss)	8,235	(1,977)	2,864	(7,295)
Net earnings (loss) per share from continuing operations—basic	0.18	(0.14)	0.04	(0.34)
Net earnings per share from discontinued operations—basic	0.08	0.07	0.05	0.11
Net earnings (loss) per share—basic	0.26	(0.06)	0.09	(0.23)
Net earnings (loss) per share from continuing operations—assuming dilution	0.18	(0.14)	0.04	(0.34)
Net earnings per share from discontinued operations—assuming dilution	0.08	0.07	0.05	0.11
Net earnings (loss) per share—assuming dilution	0.26	(0.06)	0.09	(0.23)

	March 31,	June 30,	September 30,	December 31,
2011				
Net sales	$ 354,452	$ 390,675	$ 382,322	$ 374,190
Gross profit	114,019	125,125	122,172	119,828
Earnings before income taxes	7,160	5,099	13,161	(34,558)
Net earnings (loss) from continuing operations	4,690	7,579	8,891	(39,678)
Net earnings from discontinued operations	2,764	3,082	3,909	4,650
Net earnings (loss)	7,454	10,661	12,800	(35,028)
Net earnings (loss) per share from continuing operations—basic	0.15	0.24	0.28	(1.25)
Net earnings per share from discontinued operations—basic	0.09	0.10	0.12	0.15
Net earnings (loss) per share—basic	0.23	0.33	0.40	(1.10)
Net earnings (loss) per share from continuing operations—assuming dilution	0.14	0.23	0.28	(1.25)
Net earnings per share from discontinued operations—assuming dilution	0.08	0.09	0.12	0.15
Net earnings (loss) per share—assuming dilution	0.23	0.32	0.40	(1.10)

Earnings and earnings per share for the quarter ended March 31, 2012 reflects incremental regulatory and compliance costs related to quality systems improvements of $4,104,000 ($3,500,000 after tax or $0.11 per share assuming dilution) and restructuring charges of $561,000 ($391,000 after tax or $0.01 per share assuming dilution).

Earnings and earnings per share for the quarter ended June 30, 2012 reflects incremental regulatory and compliance costs related to quality systems improvements of $7,007,000 ($5,582,000 after tax or $0.18 per share assuming dilution), a one-time discrete tax expense related to prior years of $9,010,000 (0.28 per share assuming dilution), restructuring charges of $2,006,000 ($2,086,000 after tax or $0.07 per share assuming dilution) and loss on debt extinguishment including debt finance charges and associated fees of $312,000 ($312,000 after tax or $0.01 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt.

Earnings and earnings per share for the quarter ended September 30, 2012 reflects incremental regulatory and compliance costs related to quality systems improvements of $6,169,000 ($6,169,000 after tax or $0.19 per share assuming dilution) and restructuring charge of $1,175,000 ($1,129,000 after tax or $0.04 per share assuming dilution).

Loss and loss per share for the quarter ended December 31, 2012 reflects restructuring charges of $7,653,000 ($7,623,000 after tax or $0.24 per share assuming dilution), incremental regulatory and compliance costs related to quality systems improvements of $5,477,000 ($5,477,000 after tax or $0.17 per share assuming dilution), the positive impact of an intraperiod tax allocation associated with discontinued operations $1,956,000 ($0.06 per share assuming dilution) and asset write-downs for intangibles of $773,000 ($698,000 after tax or $0.02 per share assuming dilution) and .

Earnings and earnings per share for the quarter ended March 31, 2011 reflects loss on debt extinguishment including debt finance charges and associated fees of $4,881,000 ($4,881,000 after tax or $0.15 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt.

Earnings and earnings per share for the quarter ended June 30, 2011 reflects loss on debt extinguishment including debt finance charges and associated fees of $11,855,000 ($11,855,000 after tax or $0.36 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt; a tax settlement benefit in Germany of $5,100,000 ($5,100,000 after tax or $0.16 per share assuming dilution); and restructuring charges of $431,000 ($411,000 after tax or $0.01 per share assuming dilution).

Earnings and earnings per share for the quarter ended September 30, 2011 reflects loss on debt extinguishment including debt finance charges and associated fees of $7,462,000 ($7,462,000 after tax or $0.23 per share assuming dilution) as a result of the company's decision to extinguish higher interest rate debt and restructuring charge of $1,252,000 ($912,000 after tax or $0.03 per share assuming dilution).

Loss and loss per share for the quarter ended December 31, 2011 reflects asset write-downs for goodwill and intangibles of $49,480,000 ($48,719,000 after tax or $1.53 per share assuming dilution) and restructuring charges of $8,852,000 ($8,941,000 after tax or $0.28 per share assuming dilution).

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	COL A.	COL B.	COL C.	COL D.
	Balance At Beginning of Period	Charged To Cost And Expenses	Additions (Deductions) Describe	Balance At End of Period
		(In thousands)		
Year Ended December 31, 2012				
Deducted from asset accounts—				
Allowance for doubtful accounts	$ 29,040	$ 2,934	$ (5,938) (A)	$ 26,036
Inventory obsolescence reserve	13,642	3,708	(4,265) (B)	13,085
Tax valuation allowances	90,430	27,362	2,103 (D)	119,895
Accrued warranty cost	19,842	14,611	(13,002) (B)	21,451
Accrued product liability	21,748	7,382	(8,796) (C)	20,334
Year Ended December 31, 2011				
Deducted from asset accounts—				
Allowance for doubtful accounts	$ 24,740	$ 10,481	$ (6,181) (A)	$ 29,040
Inventory obsolescence reserve	13,267	3,367	(2,992) (B)	13,642
Tax valuation allowances	79,499	37	10,894 (D)	90,430
Accrued warranty cost	18,252	13,658	(12,068) (B)	19,842
Accrued product liability	24,160	8,917	(11,329) (C)	21,748
Year Ended December 31, 2010				
Deducted from asset accounts—				
Allowance for doubtful accounts	$ 23,242	$ 14,637	$ (13,139) (A)	$ 24,740
Inventory obsolescence reserve	13,257	4,441	(4,431) (B)	13,267
Tax valuation allowances	65,050	4,526	9,923 (D)	79,499
Accrued warranty cost	21,506	6,427	(9,681) (B)	18,252
Accrued product liability	23,989	8,523	(8,352) (C)	24,160

Note (A)—Uncollectible accounts written off, net of recoveries.

Note (B)—Amounts written off or payments incurred.

Note (C)—Loss and loss adjustment.

Note (D)—Other activity not affecting federal or foreign tax expense.

Exhibit 31.1

CERTIFICATIONS

I, Gerald B. Blouch, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/S/ GERALD B. BLOUCH

Gerald B. Blouch
Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2013

Exhibit 31.2

CERTIFICATIONS

I, Robert K. Gudbranson, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/s/ ROBERT K. GUDBRANSON

Robert K. Gudbranson
Chief Financial Officer
(Principal Financial Officer)

Date: March 15, 2013

Exhibit 32.1

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gerald B. Blouch, Chief Executive Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/S/ GERALD B. BLOUCH

Gerald B. Blouch
Chief Executive Officer

Date: March 15, 2013

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert K. Gudbranson, Chief Financial Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ROBERT K. GUDBRANSON

Robert K. Gudbranson
Chief Financial Officer

Date: March 15, 2013

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Yes, you can.®

Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

April 3, 2013

To the Shareholders of

INVACARE CORPORATION:

This year's Annual Meeting of Shareholders will be held at 10:00 A.M. (EDT), on Thursday, May 16, 2013, at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio. We will be reporting on Invacare's activities and you will have an opportunity to ask questions about its operations.

We hope that you are planning to attend the annual meeting personally and we look forward to seeing you. **Whether or not you expect to attend in person, the return of the enclosed proxy as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the annual meeting. If you do attend the annual meeting, you may, of course, withdraw your proxy should you wish to vote in person.**

On behalf of the Board of Directors and management of Invacare Corporation, I would like to thank you for your continued support and confidence.

Sincerely yours,

A. MALACHI MIXON, III
Chairman of the Board of Directors


INVACARE
Yes, you can.

Invacare Corporation

Notice of Annual Meeting of Shareholders
To Be Held On May 16, 2013

The Annual Meeting of Shareholders of Invacare Corporation (the "Company") will be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 16, 2013, at 10:00 A.M. (EDT), for the following purposes:

1. To elect eleven directors for a one-year term expiring in 2014;

2. To approve and adopt the Invacare Corporation 2013 Equity Compensation Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for its 2013 fiscal year;

4. To hold an advisory vote to approve the compensation of the Company's named executive officers; and

5. To transact any other business as may properly come before the annual meeting.

Holders of common shares and Class B common shares of record as of the close of business on Friday, March 22, 2013 are entitled to vote at the annual meeting. It is important that your shares be represented at the annual meeting. For that reason, we ask that you promptly sign, date and mail the enclosed proxy card in the return envelope provided. Shareholders who attend the annual meeting may revoke their proxy and vote in person.

By Order of the Board of Directors,

Anthony C. LaPlaca
Secretary

April 3, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 16, 2013:

The Proxy Statement and the 2012 Annual Report are also available at www.invacare.com/annualreport.


INVACARE
Yes, you can.®

Invacare Corporation

Proxy Statement
For the Annual Meeting of Shareholders
May 16, 2013

Why am I receiving these materials?

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invacare for use at the Annual Meeting of Shareholders to be held on May 16, 2013 and any adjournments or postponements that may occur. The time, place and purposes of the annual meeting are set forth in the Notice of Annual Meeting of Shareholders, which accompanies this proxy statement. This proxy statement is being mailed to shareholders on or about April 3, 2013.

Who is paying for this proxy solicitation?

The Company will pay the expense of soliciting proxies, including the cost of preparing, assembling and mailing the notice, proxy statement and proxy. In addition to the solicitation of proxies by mail, Invacare's directors, officers or employees, without additional compensation, may make solicitations personally and by telephone. The Company may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Who is entitled to vote?

Only shareholders of record at the close of business on March 22, 2013, the record date for the meeting, are entitled to receive notice of and to vote at the annual meeting. On this record date, there were 30,808,348 common shares and 1,084,747 Class B common shares outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted on, you have one vote for each outstanding common share you own as of March 22, 2013 and ten votes for each outstanding Class B common share you own as of March 22, 2013.

How do I vote?

If you are a shareholder of record, you can vote in person at the annual meeting or you can vote by signing and mailing in your proxy card in the enclosed envelope. If you are a shareholder of record, the proxy holders will vote your shares based on your directions.

If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote "**FOR**" each of the director nominees named in proposal 1, "**FOR**" proposals 2, 3 and 4, and will use their discretion on any other proposals and other matters that may be brought before the annual meeting.

If you hold common shares through a broker or nominee, you may vote in person at the annual meeting only if you have obtained a signed proxy from your broker or nominee giving you the right to vote your shares.

How do I vote my common shares held in the Invacare Retirement Savings Plan?

If you are a participant in the Invacare Retirement Savings Plan, the voting instruction card should be used to instruct the trustee for the Invacare Retirement Savings Plan as to how to vote the number of common shares that you are entitled to vote under the plan. If you do not timely instruct the trustee for the Invacare Retirement Savings Plan as to how to vote the shares credited to your account under the plan, your shares, together with all other uninstructed shares, will be voted in the same proportions that shares for which instructions were received will be voted.

What are the voting recommendations of the Board of Directors?

The Board of Directors recommends that you vote:

- "**For**" the election of the eleven nominated directors for a one-year term expiring in 2014;
- "**For**" the approval of the Invacare Corporation 2013 Equity Compensation Plan;
- "**For**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for its 2013 fiscal year; and
- "**For**" the approval of the compensation of the named executive officers.

What vote is required to approve each proposal?

Except as otherwise provided by Invacare's amended and restated Articles of Incorporation or Code of Regulations, or required by law, holders of common shares and Class B common shares will at all times vote on all matters, including the election of directors, together as one class. The holders of common shares and Class B common shares will vote together as one class on all four proposals described in this proxy statement. No holder of shares of any class has cumulative voting rights in the election of directors.

- Election of Directors (Proposal No. 1). The nominees receiving the greatest number of votes will be elected. A proxy card marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Abstentions and broker non-votes will not be voted for or against or withheld from the election of directors and will not be counted for purposes of determining the number of votes cast in the election of directors. However, please note that our majority voting director resignation procedures under our Code of Regulations require any director nominee who receives a greater number of votes marked "Withhold Authority" than marked "For" his or her election in an uncontested election of directors to promptly tender his or her resignation to the Board following certification of the shareholder vote. Under our procedures, the Governance Committee, or another committee comprised entirely of independent directors or the Board of Directors, will, within 90 days following the certification of the shareholder vote, consider, and the Board will determine, whether to accept the resignation. The Board's determination and explanation of its decision will be promptly disclosed in a press release or Form 8-K submitted to the SEC.
- Approval and Adoption of the Invacare Corporation 2013 Equity Compensation Plan (Proposal 2). The approval and adoption of the Invacare Corporation 2013 Equity Compensation Plan requires the affirmative vote of the holders of a majority of the votes cast on the proposal. In addition, rules of the New York Stock Exchange require that the total vote cast on the proposal represents over 50% of the total outstanding voting power of the Company on the record date. Abstentions and broker non-votes will not be voted for or against the proposal and will not be counted in the number of votes cast on the proposal. Accordingly, abstentions and broker non-votes also will have the same effect as a vote "Against" this proposal, unless total votes that are cast for and against the proposal represent more than 50% of the outstanding voting power of the Company on the record date, in which case abstentions and broker non-votes will have no effect on the outcome of the vote.

- Ratification of Independent Registered Public Accounting Firm (Proposal No. 3). Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast on the proposal. Abstentions will not be voted for or against the ratification of the appointment of Ernst & Young LLP and will not be counted in the number of votes cast on the proposal.
- Advisory Vote to Approve Executive Compensation (Proposal No. 4). Advisory approval of the compensation of our named executive officers requires the affirmative vote of the holders of a majority of the votes cast on the proposal. Abstentions and broker non-votes will not be voted for or against approval of our executive compensation and will not be counted in the number of votes cast on the proposal.

What constitutes a quorum?

A quorum of shareholders will be present at the annual meeting if at least a majority of the aggregate voting power of common shares and Class B common shares outstanding on the record date are represented, in person or by proxy, at the annual meeting. On the record date, 41,655,818 votes were represented by outstanding shares; therefore, shareholders representing at least 20,827,910 votes will be required to establish a quorum. Abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

Can I revoke or change my vote after I submit a proxy?

Yes. You can revoke your proxy or change your vote at any time before the proxy is exercised at the annual meeting. This can be done by either submitting another properly completed proxy card with a later date, sending a written notice to our Secretary, or by attending the annual meeting and voting in person. You should be aware that simply attending the annual meeting will not automatically revoke your previously submitted proxy; rather you must notify an Invacare representative at the annual meeting of your desire to revoke your proxy and vote in person.

Can I access the Notice of Annual Meeting, Proxy Statement and the 2012 Annual Report on the Internet?

The Notice of Annual Meeting, Proxy Statement and 2012 Annual Report are available on the Internet at www.invacare.com/annualreport. We also will provide a copy of any of these documents to any shareholder free of charge, upon request by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125.

If you hold your shares in a bank or brokerage account, your bank or broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares on certain "routine" matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **Proposal 3 is a routine matter, but the other proposals in this proxy statement are non-routine matters. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

ELECTION OF DIRECTORS
(Proposal No. 1)

At the 2010 Annual Meeting, Invacare's shareholders approved an amendment to the Code of Regulations to declassify the Board of Directors in stages beginning in 2011, as the directors' terms expire. The declassification of the Board of Directors will be completed this year at the 2013 Annual Meeting, and all directors will be elected to serve a one-year term until the annual meeting in 2014 or until their successors have been duly elected. Each of the nominees is presently a director of Invacare and has indicated his willingness to serve another term as a director if elected.

In accordance with the director age limitations in the Company's Corporate Governance Guidelines, Joseph B. Richey, II will not stand for reelection and will retire from the Board upon the expiration of his current term at the 2013 Annual Meeting. Effective upon Mr. Richey's retirement, the Board of Directors has fixed the number of directors constituting the Board at eleven.

At next year's annual meeting, one other director will reach the director age limit of 75 provided in the Corporate Governance Guidelines, and another two directors will reach the age limit at the 2015 annual meeting. In anticipation of these developments, the Company's Nominating Committee, with input from the Chairman and the Lead Director, has initiated the process of identifying a range of potential director candidates and evaluating their credentials and qualifications, so that the Nominating Committee will be prepared to recommend suitable candidates for election as directors when the Company's current directors retire from the Board, if the Board determines to nominate a candidate to replace any retiring director and maintain the then-current size of the Board of Directors.

Below is certain biographical information regarding our director nominees, as well as a discussion of the qualifications that led the Board of Directors to conclude that each director nominee should serve as a director of the Company. Each of the individuals listed below has a wealth of knowledge, experience and expertise developed over a lifetime of achievement. In the discussion below, we have not detailed all of the numerous factors considered by the Board, but rather have highlighted the primary qualifications that led the Board to conclude that each of the following individuals should serve as a director. The Board of Directors believes that the current Board composition reflects an appropriately diverse group of individuals with relevant knowledge and experience that greatly benefits the Company.

Michael F. Delaney, 64, has been a director since 1986. From 1983 to October 2003, Mr. Delaney served as the Associate Director of Development of the Paralyzed Veterans of America, a national veterans' service organization in Washington, D.C. Since October 2003, Mr. Delaney served as Associate Director of Corporate Marketing of the Paralyzed Veterans of America until his retirement on July 31, 2009. From November 2009 to February 2010, Mr. Delaney provided consulting services to the Department of Defense in connection with its Congressionally Directed Medical Research Program.

The Board concluded that Mr. Delaney should serve as a director of the Company primarily due to his unique background and experience. Mr. Delaney utilizes a wheelchair and has worked tirelessly for decades on behalf of people with disabilities, provides invaluable insight and perspective to the Board with respect to the Company's products, their use, and possible attributes. He uses his background and training in development and marketing to assist the Company with effective approaches to marketing its products to consumers.

C. Martin Harris, M.D., 56, has been a director since 2003 and was appointed Invacare's lead director effective May 17, 2012. Since 1996, Dr. Harris has been the Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation in Cleveland, Ohio and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine. Additionally, since 2000, he has been Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the internet. Dr. Harris serves on the board of HealthStream Inc. (NASDAQ), Nashville, Tennessee, which provides internet-based learning and research solutions for the training, information, and education needs of the healthcare industry in the United States and on the board of Thermo

Fisher Scientific Inc. (NYSE), Waltham, Massachusetts, which provides analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics. Dr. Harris was on the Board of Directors of Sewtillion Corporation, an Andover, Massachusetts healthcare software technology company which was sold to Microsoft Corporation in early 2010.

The Board concluded that Dr. Harris should serve as a director of the Company primarily due to his experience in the healthcare industry as a physician and leader of healthcare organizations and also his expertise in the use of information technology in the healthcare industry. Dr. Harris is nationally recognized for his leadership in developing and organizing electronic management of medical information, including electronic medical records. Through his work with organizations such as e-Cleveland Clinic and the National Health Information Infrastructure Task Force, Dr. Harris has gained experience which enables him to provide valuable input to the Board, and ultimately the Company, as to the latest developments and trends involving the use of information to enhance healthcare diagnoses, patient outcomes and cost efficiencies. In particular, he is able to assist the Board in staying abreast of developments in technological advances in the home medical equipment industry. Dr. Harris' understanding of information technology developments in the healthcare industry has proven to be instrumental to the Board's management of the Company's own strategy and information technology resources, particularly in connecting the Company's widespread international operations.

A. Malachi Mixon, III, 72, has been a director since 1979. Mr. Mixon served as Chief Executive Officer from 1979 through April 2010 and as President until 1996. He has served as Chairman of the Board since 1983. Mr. Mixon serves on the Board of Directors of Park-Ohio Holdings Corp (NASDAQ), Cleveland, Ohio, a provider of supply chain logistics services and a manufacturer of highly engineered products, and The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products, which service will conclude upon his retirement from the Board of Sherwin-Williams at its 2013 Annual Meeting. Mr. Mixon also serves as Chairman Emeritus of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers.

The Board concluded that Mr. Mixon, a founder of Invacare, should serve as a director of the Company primarily due to his role as the leader of the Company since its inception and as a nationally recognized and influential medical equipment industry executive. The Board believes that having Mr. Mixon, who is intimately familiar with the Company's capabilities, customers, strategy, position in the industry and with developments within the industry, serving as a director provides the Board with invaluable Company and industry insight. Mr. Mixon has become a leading national spokesman for home medical equipment manufacturers and distributors and one of the visionary forces driving strategy and change across the industry. Mr. Mixon's experience, influence in the industry and in government affairs, and deep knowledge of the Company and its industry provides the Board with the management perspective necessary to successfully oversee the Company and its strategy and business operations.

Gerald B. Blouch, 66, has been President and a director of Invacare since November 1996. Effective January 1, 2011, Mr. Blouch became Chief Executive Officer of Invacare, after serving as interim Chief Executive Officer from April 2010 through December 2010. Mr Blouch served as Chief Operating Officer from December 1994 through December 2010. Previously, Mr. Blouch was President - Homecare Division from March 1994 to December 1994 and Senior Vice President - Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

The Board concluded that Mr. Blouch should serve as a director of the Company primarily due to his role as Chief Executive Officer, and his more than twenty years of experience with the Company, which has given Mr. Blouch a deep knowledge and understanding of the Company and the financial and operational aspects of its business, as well as the competitive environment in which it operates. Mr. Blouch has demonstrated his leadership abilities and his commitment to the Company since he was appointed an executive of Invacare in 1990, and his intimate knowledge of all of the major functional areas of the Company is invaluable to the Board.

William M. Weber, 73, has been a director since 1988. Since August 2005, Mr. Weber has served as CEO of Air Enterprises L.L.C., which designs and manufactures custom high end air handling equipment for critical areas in the hospital, drug and educational markets. Mr. Weber also served as a director and Chairman of the Board of Air Enterprises L.L.C. until 2009. Mr. Weber is also Chairman and CEO of Thermotech Enterprises Inc., which designs and manufactures energy recovery wheels for custom air handling manufacturers. From 1994 to 2005, Mr. Weber was President of Roundcap L.L.C. and a principal of Roundwood Capital L.P., a partnership that invested in public and private companies. From 1968 to 1994, Mr. Weber was President of Weber, Wood, Medinger, Inc., Cleveland, Ohio, a commercial real estate brokerage and consulting firm.

The Board concluded that Mr. Weber should serve as a director of the Company primarily due to his lengthy experience in managing diverse private businesses, and his financial expertise, particularly in analyzing financial information across a wide variety of investment profiles. As a long time investor in the Company, Mr. Weber also has great knowledge of and familiarity with Invacare's business and operations. Mr. Weber's financial expertise is of particular value to the Board in evaluating and managing the Company's financial risks and internal controls through his role as Chair of the Audit Committee.

Charles S. Robb, 73, has been a director since 2010. Senator Robb served as Lt. Governor of Virginia from 1978 to 1982, as Virginia's 64th governor from 1982 to 1986, and as a United States Senator from 1989 to 2001. Since leaving the Senate, Senator Robb has been a Distinguished Professor of Law and Public Policy at George Mason University and has served as Chairman of the Board of Visitors at the United States Naval Academy and Co-Chairman of the President's Commission on Intelligence Capabilities of the United States Regarding Weapons of Mass Destruction. He has also been a member of the President's Intelligence Advisory Board, the Secretary of State's International Security Advisory Board and the FBI Director's Advisory Board, as well as the Iraq Study Group and several other national security advisory boards and commissions. He is currently Vice Chairman of the Board of Trustees of the MITRE Corporation, a not-for-profit organization that conducts federally funded research and development.

The Board concluded that Senator Robb should serve as a director of the Company primarily due to his extensive experience in both state and federal government and in international affairs. This experience is particularly important today with the current administration's reform of the healthcare system. As the former U.S. Senator from, and former governor of, Virginia and the chairman and/or member of the various organizations listed above, Senator Robb brings a unique perspective to the Board in its evaluation of the Company's management and organization, and in its role and success during the ongoing evolution of the healthcare industry. Additionally, Senator Robb's international experience will be beneficial to the Board as it oversees the Company's global operations and entry into new markets.

Baiju R. Shah, 41, has been a director since 2011. Mr. Shah has been the CEO of BioMotiv since August 2012. BioMotiv is a company focused on advancing a portfolio of discoveries from research institutions to new medicines. Prior to that, Mr. Shah was President and CEO of BioEnterprise Cleveland from 2004 to August 2012, Senior Vice President from 2003 to 2004 and a Vice President from 2002 to 2003. BioEnterprise is a Cleveland-based business formation, recruitment and acceleration initiative designed to grow health care companies and commercialize biomedical technologies. Prior to BioEnterprise, Mr. Shah worked for McKinsey & Company, where he was a leader in its Growth and Business Building practice. In addition, Mr. Shah participates on several civic, nonprofit and advisory boards including RBS Citizens/Charter One.

The Board concluded that Mr. Shah should serve as a director of the Company primarily due to his experience in the healthcare and biomedical industry gained through his leadership of BioMotiv and BioEnterprise. The business insight gained through his work at BioMotiv, BioEnterprise and McKinsey & Company, in particular his demonstrated abilities in advancing initiatives to help companies grow and expand, provides Mr. Shah with a perspective on healthcare business and growth initiatives that is invaluable to the Board.

James L. Jones, 69, has been a director since 2010. General Jones is currently President of Jones Group International, a global consultancy. General Jones served as National Security Advisor to United States President Barack Obama from January 2009 to November 2010. Prior to joining President Obama's

administration as National Security Advisory, General Jones was a member of the Company's Board of Directors from March 2007 to January 2009. General Jones served as Supreme Allied Commander of NATO (North Atlantic Treaty Organization) and Commander of the United States European Command from January 2003 until December 2006. From July 1999 to January 2003, General Jones was the 32nd Commandant of the United States Marine Corps.

The Board concluded that General Jones should serve as a director of the Company primarily due to his extensive leadership experience, particularly in international and governmental affairs, developed through his long and distinguished career in the U.S. military and government service. General Jones' capabilities and insights into government and international affairs, as well as organizational leadership and personnel management, make him a uniquely valuable resource to the Board of Directors in overseeing and evaluating the Company's strategic direction and management succession planning.

Dan T. Moore, III, 73, has been a director since 1980. Mr. Moore has been President of Dan T. Moore Co. since 1970 and is Chairman of seven advanced materials manufacturing companies: Soundwich, Inc., Team Wendy LLC, NatGasCar LLC, Delaware Dynamics LLC, Polyfill LLC and Tennessee Iron Products. He is a director of Park-Ohio Holdings Corp (NASDAQ), Cleveland, Ohio, a provider of supply chain logistics services and a manufacturer of engineered products. Mr. Moore is also a Trustee of The Cleveland Clinic Foundation, vice chairman of Cleveland State University and serves as a vice president on the Cleveland Metroparks Board of Park Commissioners. Mr. Moore served as a director of Hawk Corporation, Cleveland, Ohio, a supplier of friction products for brakes, clutches, and transmissions used in aerospace, industrial and specialty applications from 1989 until its sale in December 2010.

The Board concluded that Mr. Moore should serve as a director of the Company primarily due to the leadership capabilities, business acumen and operations experience he has demonstrated over years of managing and serving as a director of numerous manufacturing companies. Mr. Moore is a recognized and successful entrepreneur and a founding investor of Invacare. His skills and experience, coupled with his familiarity with the Company and its operations through his long tenure as a director of the Company, is of particular value to the Board in setting corporate strategy and goals and in evaluating the Company's product and operational challenges and opportunities.

Dale C. LaPorte, 71, has been a director since 2009. Mr. LaPorte served as Senior Vice President - Business Development and General Counsel of the Company from December 2005 to December 2008. Prior to joining the Company, Mr. LaPorte was a partner at Calfee, Halter & Griswold LLP, an Ohio-based law firm, from 1974 to 2005 and served as chairman of that firm from 2000 to 2004. Mr. LaPorte serves as a member of the Board of Trustees of PNC Mutual Funds and the board of directors of Morrison Products, Inc., a manufacturer of air moving equipment for original equipment manufacturers in the heating, ventilation, air conditioning and refrigeration industry.

The Board concluded that Mr. LaPorte should serve as a director of the Company primarily due to his lengthy experience as counsel to the Company, skills in project management, expertise in corporate governance and business development matters, as well as his business acumen and judgment. Mr. LaPorte's skills are a vital asset to the Board, particularly at a time when sound risk management and exemplary governance practices are essential.

Ellen O. Tauscher, 61, was elected as a director on February 9, 2012. Ms. Tauscher currently provides expert advice to the State Department on arms control, missile defense and civil nuclear cooperation. Previously, in March 2009, Ms. Tauscher was nominated by President Obama to serve as Under Secretary of State for Arms Control and International Security and served from her Senate confirmation in June 2009 to February 6, 2012. Prior to joining the State Department, Ms. Tauscher served from January 1997 to June 2009 as a member of the U.S. House of Representatives from California's 10th Congressional District. While a member of Congress, Ms. Tauscher served on the House Armed Services Committee, the House Transportation and Infrastructure Committee and most recently as Chairman of the House Armed Services Subcommittee on Strategic Forces. Prior to serving in Congress, Ms. Tauscher worked in investment banking and the financial industry in various roles for Bache Halsey Stuart Shields, Bear Stearns & Co., Drexel

Burnham Lambert and as an officer of the American Stock Exchange. From 1977 to 1980, Ms. Tauscher was a member of the New York Stock Exchange representing Bache, Halsey Stuart Shields.

The Board concluded that Ms. Tauscher should serve as a director of the Company primarily due to her extensive experience in international and governmental affairs and her business and financial acumen, developed through her outstanding career in the service of the U.S. State Department and as a member of Congress and her work in investment banking and the financial industry. Ms. Tauscher's government service, coupled with her business experience, makes her a valuable resource to the Board in overseeing the Company's global strategy, strategic direction and operating performance.

Invacare's Board of Directors recommends that shareholders vote "FOR" the election of all eleven directors for a term expiring in 2014.

APPROVAL AND ADOPTION OF THE INVACARE CORPORATION 2013 EQUITY COMPENSATION PLAN (Proposal No. 2)

The second proposal to be acted upon at the Annual Meeting is the approval of the Invacare Corporation 2013 Equity Compensation Plan (the "2013 Plan"), adopted on March 18, 2013 by the Company's Board of Directors (the "Board"). The Board's adoption of the 2013 Plan is subject to approval by the shareholders at the Annual Meeting. If the 2013 Plan is approved by shareholders, it will become effective on the day following the Annual Meeting.

The Board believes that equity-based compensation payable under the 2013 Plan will enable the Company to continue to attract and retain talented directors and employees and provide an incentive for those directors and employees to increase the Company's value. In addition, the Board believes stock ownership is important because it aligns the interests of the Company's key employees with the interests of its shareholders.

The Board adopted the 2013 Plan because the ten-year term of the Company's prior equity plan, the Invacare Corporation Amended and Restated 2003 Performance Plan (the "2003 Plan"), will expire in April 2013. Upon its expiration, no new awards will be granted under the 2003 Plan, but awards granted prior to its expiration will remain in effect under their original terms.

Shareholder approval of the 2013 Plan is intended to constitute approval for purposes of the approval requirements of Section 162(m) of the Internal Revenue Code (the "Code"), so that awards based on the attainment of performance goals using the performance measures set forth in the 2013 Plan are eligible to qualify as "performance-based compensation" under Code Section 162(m). If awards so qualify, the Company may avoid the loss of tax deductions for compensation paid to certain officers of the Company.

Summary of the 2013 Plan

The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the full text of the 2013 Plan, which is set forth in Appendix A to this proxy statement.

Eligibility and Types of Awards

The Compensation and Management Development Committee of the Board (the "Compensation Committee"), in its discretion, may grant an award under the 2013 Plan to any director or employee of the Company or an affiliate. There are 11 directors and approximately 230 employees who are eligible to participate in the 2013 Plan.

The 2013 Plan provides for the following types of awards with respect to shares of the Company's common shares: incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, unrestricted stock, and performance shares. The Compensation Committee also may grant performance units that are payable in cash.

Common Shares Subject to the 2013 Plan

Available Shares

The maximum number of the Company common shares, without par value, available for issuance under the 2013 Plan will not exceed the sum of the following:

- 3,800,000 shares; plus
- any shares covered by an award under the 2013 Plan or the 2003 Plan that are forfeited or remain unpurchased or undistributed upon termination or expiration of the award.

The maximum number of shares available for awards of incentive stock options is 3,800,000 shares.

Fungible Share-Counting Method

The 2013 Plan uses a fungible share-counting method, under which:

- each common share underlying an award of stock options or SARs will count against the number of total shares available under the 2013 Plan as one share; and
- each common share underlying any award other than a stock option or a SAR will count against the number of total shares available under the 2013 Plan as two shares.

Any common shares that are added back to the 2013 Plan as the result of the cancellation or forfeiture of an award granted under the 2013 Plan will be added back in the same manner such shares were originally counted against the total number of shares available under the 2013 Plan. Each common share that is added back to the 2013 Plan due to a cancellation or forfeiture of an award granted under the 2003 Plan will be added back as one common share.

Individual Limits for "Performance-Based Compensation" under Code Section 162(m)

The 2013 Plan sets annual limits with respect to awards that are intended to qualify as "performance-based compensation" under Code Section 162(m). Under the 2013 Plan,

- no participant will be granted stock options or SARs for more than 400,000 common shares, in the aggregate, during any calendar year;
- no participant will be granted awards of restricted stock, restricted stock units, performance shares or performance units that are intended to qualify as "performance-based compensation" under Code Section 162(m) for more than 50,000 common shares, in the aggregate, during any calendar year; and
- no participant will receive any awards payable in cash that are intended to qualify as "performance-based compensation" under Code Section 162(m) and have an aggregate maximum value as of their respective grant dates in excess of $5,000,000 during any calendar year.

Under the 2013 Plan, awards to non-employee directors are subject to annual limits that are similar to those described above.

Outstanding Common Shares and Awards

As of March 18, 2013, there were:

- 30,808,348 of the Company's common shares outstanding;
- 5,170,492 stock options granted under the 2003 Plan (and no SARs) outstanding, with an average exercise price of $24.38 and average remaining term of 6.4 years; and
- a total of 366,598 full-value awards granted under the 2003 Plan outstanding, all of which are restricted stock awards that are included in the number of the Company's common shares outstanding.

After March 18, 2013 and prior to the expiration of the 2003 Plan, the Company may grant awards to newly hired employees under the 2003 Plan, but the total number of common shares underlying any new awards will not exceed 20,000 shares.

Adjustments

In the event of any stock dividend, stock split, consolidation, reorganization, merger, spinoff, or similar transaction affecting the Company's common shares, the Compensation Committee will adjust the number of shares available for grants, the number of shares subject to the full-value award limits and individual limits, and the number of shares and price under outstanding grants made before the event, as provided in the 2013 Plan.

No Liberal Share Counting/Recycling Provisions

The 2013 Plan prohibits liberal share counting by requiring that no shares tendered in payment of a stock option's exercise price may be added back into the aggregate share limit. The 2013 Plan also provides that no shares withheld in satisfaction of tax withholding obligations may be added back into the aggregate share limit. The number of common shares covered by a SAR, to the extent that it is exercised and settled in common shares, and whether or not shares are actually issued to a participant upon exercise of the SAR, will be considered issued or transferred. Lastly, in the event that the Company repurchases common shares with stock option exercise proceeds, those shares will not be added to the aggregate plan limit.

Administration

The 2013 Plan will be administered by the Compensation Committee, which has broad discretionary authority under the 2013 Plan. The Compensation Committee may delegate all or any part of its authority and powers under the 2013 Plan to one or more directors or officers of the Company. The Compensation Committee may not, however, delegate its authority and powers:

- with respect to awards to persons covered by Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- in a way that would jeopardize the 2013 Plan's satisfaction of Rule 16b-3 of the Exchange Act; or
- respect to awards intended to qualify as "performance-based compensation" under Code Section 162(m).

Performance Targets and Performance Measures

So that certain awards under the 2013 Plan may be eligible to qualify as "performance-based compensation" for purposes of Internal Revenue Code Section 162(m), the Compensation Committee may condition awards on the achievement of certain objective performance targets ("Performance Targets") established by the Compensation Committee during the first 90 days of the award's performance period. The performance measures used to establish the Performance Targets will be based on any of the factors listed below, alone or in combination, as determined by the Compensation Committee. Such factors may be applied on a corporate-wide or business-unit basis, include or exclude one or more of the Company's subsidiaries, may be in comparison with plan, budget, or prior performance, and/or may be on an absolute basis or in comparison with peer-group performance. Performance measures may differ from participant to participant and from award to award. The factors that may be used as performance measures will be one or more of the following: return on equity; earnings per share; net income; pre-tax income; operating income; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; cash flow; economic profit; total earnings; earnings growth; return on capital; operating measures (including, but not limited to, operating margin and/or operating costs); return on assets; return on net assets; return on capital; return on invested capital; increase in the fair market value of the Company's common shares; or total shareholder return.

The Compensation Committee may grant awards that are subject to the achievement of Performance Targets that are either intended to or not intended to qualify as "performance-based compensation" for purposes of Code Section 162(m).

In setting performance measures, the Compensation Committee may provide that any financial factor will be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or will be adjusted to exclude any or all GAAP or non-GAAP items.

If the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Targets unsuitable, the Compensation Committee may modify such performance measures or the related minimum acceptable level of achievement, except with respect to awards that the Compensation Committee intends to qualify as "performance-based compensation," to the extent such modification is not allowed under Code Section 162(m).

Minimum Vesting Periods

The 2013 Plan provides for a one-year minimum vesting period for performance-based full-value awards and a three-year minimum vesting period for time-based full value awards (which can vest in ratable tranches over the three-year period). Full-value awards include grants of restricted stock, restricted stock units, performance shares, performance units and unrestricted stock grants. However, a "basket" of shares is reserved in the 2013 Plan, out of which 10% of the shares available under the 2013 Plan can be used for awards that are not subject to the minimum vesting restrictions.

No Repricing

Repricing or replacement of underwater options and SARs is prohibited without shareholder approval under the 2013 Plan, except with respect to adjustments made in connection with certain corporate events or transactions described above in "Common Shares Subject to the 2013 Plan - Adjustments."

Description of Award Types

Subject to the limits imposed by the 2013 Plan, which are generally described in this proposal, the Compensation Committee, in its discretion, may award any of the following types of awards to a participant: incentive stock options; nonqualified stock options; stock appreciation rights; restricted stock; restricted stock units; performance shares; performance units; and unrestricted stock.

Stock Options

The Compensation Committee may grant nonqualified stock options and/or incentive stock options. The Compensation Committee establishes the exercise price, which may not be less than 100% of the fair market value of the common shares on the grant date. Stock options may not be re-priced without shareholder approval unless in connection with certain corporate events or transactions described above in "Common Shares Subject to the 2013 Plan - Adjustments." The Compensation Committee establishes the vesting date and the term of the option, subject to a maximum term of 10 years. A participant may pay the exercise price in cash, or if permitted by the Compensation Committee, by cashless exercise through a broker, by a net exercise, by delivering previously-owned Company common shares having a fair market value equal to the exercise price, any other manner permitted by the Compensation Committee and applicable law, or a combination of the foregoing. An award agreement for a stock option may provide that such option becomes exercisable in the event of the participant's death, disability or retirement.

Additional limits and rules apply to incentive stock options. For example, the Compensation Committee may not grant an employee incentive stock options to the extent that it would result in the employee first being able to exercise incentive stock options to purchase shares with an aggregate fair market value (determined as of the grant date) of more than $100,000 in any year.

As of March 18, 2013, the closing price for one common share quoted on the New York Stock Exchange was $14.49.

Stock Appreciation Rights (SARs)

The Compensation Committee may grant stock appreciation rights ("SARs"). The value of SARs is based on the increase in the value of the Company's common shares from the grant date to the date on which the employee exercises the SAR. The Compensation Committee determines the vesting and exercise periods for each SAR. A SAR must expire not later than 10 years after the grant date. SARs may be granted in connection with or separate from stock option grants. An award agreement for a SAR may provide that such SAR becomes exercisable in the event of the participant's death, disability or retirement or in connection with a change in control.

Restricted Stock

The Compensation Committee may grant restricted Company common shares or "restricted stock." At the time of grant, the Compensation Committee will specify the period of restriction, the number of shares granted, and the conditions of the award. At the time of the award, the Compensation Committee will establish the period that must lapse and/or the performance targets that must be satisfied for the restrictions to lapse. In the case of restricted stock intended to qualify as "performance-based" compensation under Code Section 162(m), the Compensation Committee will base Performance Targets on one or more of the performance measures listed under "Performance Targets and Performance Measures" above. An award agreement for restricted stock may provide for the earlier termination of restrictions on such restricted stock in the event of the participant's death, disability or retirement or in connection with a change in control.

Restricted Stock Units

The Compensation Committee may grant restricted stock units. Restricted stock units will be evidenced by an award agreement containing such terms and provisions, consistent with the 2013 Plan, as the Compensation Committee may approve. A grant of restricted stock units constitutes an agreement by the Company to deliver common shares or cash to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Compensation Committee may specify. In the case of a restricted stock unit intended to qualify as "performance-based" compensation under Code Section 162(m), the Compensation Committee will base Performance Targets on one or more of the performance measures listed under "Performance Targets and Performance Measures" above. During the applicable restriction period, the participant will have no right to transfer any rights under his or her award, will have no rights of ownership in the common shares deliverable upon payment of the restricted stock units, and will have no right to vote the common shares. An award agreement for restricted stock units may provide for the earlier termination of restrictions on such restricted stock units in the event of the participant's death, disability or retirement.

Performance Shares/Units

The Compensation Committee may grant performance units and/or performance shares. In the case of performance shares or units intended to qualify as "performance-based compensation" under Code Section 162(m), the Compensation Committee will base Performance Targets on one or more of the performance measures listed under "Performance Targets and Performance Measures" above. Performance units and/or performance shares may be paid in the form of cash, shares, or a combination of cash and shares. An award agreement for performance shares or performance units may provide for the earlier lapse of restrictions or other modifications in the event of the participant's death, disability or retirement.

Unrestricted Share Grants

The Compensation Committee may grant common shares, without restrictions on the shares granted.

Dividends and Dividend Equivalents

The 2013 Plan specifies that dividends or dividend equivalents issued with respect to common shares subject to performance-based awards will be deferred until and paid contingent upon the achievement of the applicable Performance Target.

Change in Control

The treatment of outstanding awards upon a change in control would depend on whether or not the awards are assumed by the entity effecting the change in control. In general, a change in control will be deemed to have occurred under the 2013 Plan if: (i) a person or group acquires 30% or more of the voting power of the Company in the election of directors (excluding certain purchases by A. Malachi Mixon III or his affiliates or by the Company or its benefit plans); (ii) the Company experiences a turn-over (not approved by at least two-thirds of the Company's directors) of a majority of its directors during a two-year period; (iii) the Company consummates a reorganization, merger or consolidation resulting in a substantial change in ownership of 50% or more of the voting power of the Company; (iv) the Company consummates a sale of all or substantially all of its assets; or (v) the Company's shareholders approve a liquidation or dissolution of the Company.

Upon the occurrence of a change in control, any awards made to a participant under the 2013 Plan that are assumed by the surviving entity will continue to vest and become exercisable in accordance with the terms of the original grant unless, during the two-year period commencing on the date of the change in control, the participant's employment is involuntarily terminated by the Company for reasons other than for "cause" (as defined in the 2013 Plan) or the participant terminates his or her employment for "good reason" (as defined in the 2013 Plan) (a so-called "double trigger"). If a participant's employment is terminated under such circumstances, any outstanding stock options and SARs will become fully vested and exercisable, any restrictions that apply to awards made pursuant to the 2013 Plan will lapse, and any awards that are subject to Performance Targets will immediately be earned or vested and will become immediately payable (unless prohibited by Code Section 409A) in accordance with their terms as if all of the Performance Targets have been achieved at their target levels as of the date of termination.

Upon the occurrence of a change in control, any awards made under the 2013 Plan that are not assumed by the entity effecting the change in control will become fully vested and exercisable on the date of the change in control or will immediately vest and become immediately payable (unless prohibited by Code Section 409A) in accordance with their terms as if all of the applicable Performance Targets have been achieved at their target levels, and any restrictions that apply to such awards will lapse.

For each stock option and SAR that is not assumed in connection with a change in control, the holder will receive a payment equal to the difference between the consideration received by holders of common shares in the change in control transaction and the exercise price of the applicable stock option or SAR, if such difference is positive. Any stock options or SARs with an exercise price that is higher than the per share consideration received by holders of common shares in connection with the change in control transaction will be canceled for no additional consideration.

For any awards of restricted stock, restricted stock units, performance shares or performance units that are not assumed in connection with the change in control, the holder of those awards will receive the consideration that he or she would have received in the change in control transaction had he or she been a holder of the number of common shares equal to the number of restricted stock units and/or shares of restricted stock covered by the award and the number of common shares payable for awards subject to Performance Targets (as if achieved at target levels).

If the payment or benefit underlying an award constitutes a deferral of compensation under Code Section 409A, then the payment or delivery will be made on the date of payment or delivery originally provided for such payment or benefit in the applicable award agreement.

Amendment and Termination

The Board of Directors may amend, suspend, or terminate the 2013 Plan at any time. Shareholder approval of an amendment will be required only to the extent necessary to satisfy applicable legal, regulatory agency and stock exchange rules.

Recoupment

Any awards or payments made under the 2013 Plan are subject to the Company's Executive Compensation Adjustment and Recapture Policy.

Compliance with Section 409A of the Internal Revenue Code

To the extent applicable, it is intended that the 2013 Plan and any grants made thereunder comply with or be exempt from the provisions of Code Section 409A so that the income inclusion provisions of Code Section 409A (a)(1) do not apply to the participants. The 2013 Plan and any grants made under the 2013 Plan will be administered in a manner consistent with this intent.

Federal Income Tax Consequences

Tax Consequences for the Participants

The federal income tax consequences to a participant vary depending upon the type of award granted under the 2013 Plan. Generally, there are no federal income tax consequences to an employee upon the grant or exercise of an incentive stock option. If the employee holds the shares purchased through the exercise of an incentive stock option for more than two years after the grant day and one year after the exercise date ("required holding period"), the employee will be eligible for capital gains treatment on any excess of the sales price over the option price upon selling the shares. However, if the employee sells the shares during the required holding period, he must recognize ordinary income on the date of sale equal to the difference between the option price and the fair market value of the shares on the exercise date. The balance of the employee's gain, if any, on the sale of the shares is subject to capital gains treatment.

The recipient of a non-qualified stock option realizes ordinary income upon exercising the option equal to the difference between the option price and the fair market value on the exercise date of the shares purchased. Upon the subsequent sale of any such shares by the recipient, any appreciation or depreciation in the value of the shares after the exercise date will be treated as a capital gain or loss for the recipient.

A participant generally does not recognize income from the grant of restricted stock until the restrictions on the shares lapse. Pursuant to Code Section 83(b), a participant may elect to recognize income at the time of the grant, based on the value of the shares at that time. Any dividends on restricted stock paid to a participant before the lapse of restrictions are taxable to the participant.

A participant generally does not recognize income from the grant of restricted stock units until the restrictions on the restricted stock units lapse. At that time, the participant must recognize as ordinary income an amount equal to the fair market value of the shares underlying the restricted stock units. Any dividend equivalents paid to a participant with respect to restricted stock units before the lapse of restrictions are taxable to the participant.

No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received.

In general, awards of unrestricted stock are taxable to the participants and deductible by the Company at the time paid.

Tax Consequences to the Company or Subsidiary

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and is not disallowed by the $1 million limitation on certain executive compensation under Code Section 162(m). In the case of grants of incentive stock options, the Company does not receive an income tax deduction, provided that the employee disposes of the shares after the required holding period.

Registration with the SEC

The Company intends to file a Registration Statement on Form S-8 relating to the issuance of common shares under the 2013 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2013 Plan by the Company's shareholders.

New Plan Benefits

It is not possible to determine specific amounts and types of awards that may be awarded in the future under the 2013 Plan because the grant and actual pay-out of awards under such plans are discretionary.

The Company's Board of Directors unanimously recommends a vote "FOR" the approval and adoption of the Invacare Corporation 2013 Equity Compensation Plan.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 about our common shares that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including the Invacare Corporation 2003 Performance Plan and the Invacare Corporation 1994 Performance Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,664,634	$26.21	1,248,033 (1)
Equity compensation plans not approved by security holders	3,267 (2)	—	—
Total	4,667,901	$26.21	1,248,033

(1) Represents shares available under the Invacare Corporation 2003 Performance Plan. The Invacare Corporation 2003 Performance Plan allows for the granting of no more than 200,000 shares at an exercise price of not less than 75% of the market value on the date the option is granted. All other option grants must be made at not less than the market value on the date the option is granted. On March 18, 2013, the Company granted awards of an aggregate of 114,700 shares of restricted stock and stock options to purchase an aggregate of 747,450 common shares with an exercise price of $14.49 per share pursuant to the 2003 Plan. As of March 18, 2013 there were 5,170,492 stock options granted under the 2003 Plan (and no SARs) outstanding and a total of 366,598 full-value awards granted under the 2003 Plan outstanding. After March 18, 2013 and prior to the expiration of the 2003 Plan, the Company may grant awards to newly hired employees under the 2003 Plan, but the total number of common shares underlying any new awards will not exceed 20,000 shares.

(2) Represents phantom share units in the 401(k) Plus Plan and the DC Plus Plan, which are allocated to participants' accounts at their discretion as their investment choice.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal No. 3)

The Audit Committee has appointed Ernst & Young LLP to continue as the Company's independent registered public accounting firm and to audit its financial statements for the year ended December 31, 2013. The Audit Committee and the Board of Directors are asking you to ratify this appointment. During the year ended December 31, 2012, Ernst & Young LLP served as the Company's principal auditors and provided tax and other services. See "Independent Registered Public Accounting Firm." Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Invacare's Board of Directors unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (Proposal No. 4)

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, the Company is providing its shareholders with the opportunity to cast an advisory vote at the Annual Meeting to approve the compensation of the named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules. The shareholder vote on executive compensation is an advisory vote only, and it is not binding on the Company or the Board of Directors.

At its 2012 Annual Meeting of Shareholders, the Company provided its shareholders with the opportunity to cast an advisory vote to approve the compensation of its named executive officers as disclosed in the proxy statement for the 2012 Annual Meeting, and the Company's shareholders approved the proposal. As the Board of Directors views it as a good corporate governance practice, and because the Company's shareholders previously indicated they were in favor of an annual advisory vote, the Company is again asking its shareholders to approve the compensation of its named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

This proposal, commonly known as a "say-on-pay" proposal, gives the shareholders the opportunity to express their views on the Company's named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, the Company will ask its shareholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation and Management Development Committee or the Board of Directors. The Compensation and Management Development Committee values the opinions of the shareholders, and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, the Company will consider its shareholders' concerns, and the Compensation and Management Development Committee will evaluate whether any actions are necessary to address those concerns. The next say-on-pay vote will occur at the Company's 2014 Annual Meeting.

Invacare's Board of Directors unanimously recommends that shareholders vote "FOR" the approval of the compensation of the named executive officers, as disclosed in this proxy statement.

SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

Who are the largest holders of Invacare's outstanding common shares and what is their total voting power?

The following table shows, as of February 22, 2013, the beneficial share ownership of each person or group known by Invacare to beneficially own more than 5% of either class of common shares of Invacare:

	Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned *		
Name and business address of beneficial owner	**Number of Shares**	**Percentage of Outstanding Shares**	**Number of Shares**	**Percentage of Outstanding Shares**	**Percentage of Total Voting Power Beneficially Owned**
A. Malachi Mixon, III .... One Invacare Way Elyria, Ohio 44035(1)(2)	1,431,758	4.1%	703,912	64.9%	18.6%
Joseph B. Richey, II .... One Invacare Way Elyria, Ohio 44035(3)	792,687	2.3%	376,262	34.7%	10.1%
Heartland Advisors, Inc .... 789 North Water Street Milwaukee, WI 53202(4)(5)	4,223,328	12.4%	—	—	9.4%
BlackRock, Inc. .... 40 E. 52nd Street New York, NY 10022(4)(6)	3,680,866	10.8%	—	—	8.2%
Dimensional Fund Advisors LP...... Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746(4)(7)	2,197,062	6.5%	—	—	4.9%
The Vanguard Group, Inc. .... 100 Vanguard Blvd. Malvern, PA 19355(4)(8)	1,695,712	5.0%	—	—	3.8%

* All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) The number of common shares beneficially owned by Mr. Mixon includes 860,100 common shares that may be acquired upon the exercise of stock options during the 60 days following February 22, 2013. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by Mr. Mixon, the common shares which he had the right to acquire during that period upon the exercise of stock options are considered to be outstanding. The number of common shares shown as beneficially owned by Mr. Mixon also includes (i) 18,901 common shares owned by the trustee for the Invacare Retirement Savings Plan, (ii) 13,669 common shares owned of record by Mr. Mixon's spouse, (iii) 12,288 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon, (iv) 12,289 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon's spouse, (v) 95,247 common shares owned by

the trustee for a 2009 grantor retained annuity trust created by Mr. Mixon, (vi) 95,247 common shares owned by the trustee for a 2009 grantor retained annuity trust created by Mr. Mixon's spouse, and (vii) 69,446 common shares owned by the trustee for the 2012 grantor retained annuity trust created by Mr. Mixon's spouse. Mr. Mixon disclaims beneficial ownership of the shares held by his spouse and the grantor retained annuity trusts created by his spouse.

(2) The number of Class B common shares shown as beneficially owned by Mr. Mixon includes (i) 26,536 Class B common shares owned by the trustee for a 2011 grantor retained annuity trust created by Mr. Mixon, (ii) 83,005 Class B common shares owned by the trustee for a 2011 grantor retained annuity trust created by Mr. Mixon's spouse, (iii) 330,907 Class B common shares owned by the trustee for the 2012 grantor retained annuity trust created by Mr. Mixon, and (iv) 261,461 Class B common shares owned by the trustee for the 2012 grantor retained annuity trust created by Mr. Mixon's spouse. Mr. Mixon disclaims beneficial ownership of the shares held by the grantor retained annuity trusts created by Mr. Mixon's spouse.

(3) Includes 114,975 common shares, which may be acquired upon the exercise of stock options during the 60 days following February 22, 2013. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by Mr. Richey, the common shares which he had the right to acquire during that period upon the exercise of stock options are considered to be outstanding.

(4) The number of common shares beneficially owned is based upon a Schedule 13G or 13G/A filed by the holder with the SEC to reflect share ownership as of December 31, 2012, provided that the ownership percentages have been calculated by the Company based on the Company's issued and outstanding shares as of February 22, 2013.

(5) Based on a Schedule 13G/A filed on February 7, 2013 by Heartland Advisors, Inc., which does not have sole voting power over 4,173,903 shares and has shared dispositive power over 4,223,328 shares.

(6) Based on a Schedule 13G/A filed on January 11, 2013, by BlackRock, Inc., which has sole voting and dispositive power over 3,680,866 of the shares.

(7) Based on a Schedule 13G/A filed February 11, 2013, which reports that Dimensional Fund Advisors LP ("DFA") may be deemed to be the beneficial owner of 2,197,062 common shares as a result of acting as investment advisor to or manager of various companies, trusts and accounts (the "DFA Funds"). In its role as investment advisor or manager, DFA possesses sole voting power for 2,158,205 shares and sole dispositive power for 2,197,062 shares that are owned by the DFA Funds. DFA disclaims beneficial ownership of those common shares because they are owned by the DFA Funds.

(8) Based on a Schedule 13G/A filed on February 11, 2013 by The Vanguard Group, Inc., which has sole voting power over 49,975 of the shares, sole dispositive power over 1,646,737 of the shares and shared dispositive power over 48,975 of the shares.

How many common shares do each of Invacare's directors and executive officers hold and what is their level of total voting power?

The following table sets forth, as of February 22, 2013, the beneficial share ownership of all directors, our five highest paid executive officers, and all directors and executive officers as a group:

	Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned**		Percentage of Total Voting Power Beneficially Owned
Name of beneficial owner	**Number of Shares**	**Percentage of Outstanding Shares**	**Number of Shares**	**Percentage of Outstanding Shares**	
Gerald B. Blouch(3)	600,700	1.8%	—	—	1.3%
Michael F. Delaney(3)	48,313	*	—	—	*
Robert K. Gudbranson(3)	121,455	*	—	—	*
C. Martin Harris, M.D.(3)	39,446	*	—	—	*
James L. Jones (3)	14,548	*	—	—	*
Dale C. LaPorte(3)	43,984	*	—	—	*
A. Malachi Mixon, III(1)	1,431,758	4.1%	703,912	64.9%	18.6%
Dan T. Moore, III(3)	134,230	*	—	—	*
Joseph B. Richey, II(2)	792,687	2.3%	376,262	34.7%	10.1%
Charles S. Robb(3)	23,334	*	—	—	*
Baiju R. Shah(3)	10,929	*	—	—	*
Louis F.J. Slangen(3)	164,507	*	—	—	*
Ellen O. Tauscher(3)	7,135	*	—	—	*
William M. Weber(3)(4)	106,109	*	—	—	*
All executive officers and Directors as a group (16 persons)(3)	3,634,845	10.2%	1,080,174	99.6%	31.0%

* Less than 1%.

** All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) See Footnote 1 and Footnote 2 to the preceding table.

(2) See Footnote 3 to the preceding table.

(3) The common shares beneficially owned by Invacare's executive officers and directors as a group include an aggregate of 1,762,333 common shares which may be acquired upon the exercise of stock options during the 60 days following February 22, 2013. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by each of Invacare's executive officers and directors, and all of them as a group, common shares which they had the right to acquire upon the exercise of stock options within 60 days of February 22, 2013 are considered to be outstanding. The number of common shares that may be acquired upon the exercise of such stock options for the noted individuals is as follows: Mr. Blouch, 360,950 shares; Mr. Delaney, 24,691 shares; Mr. Gudbranson, 89,175 shares; Dr. Harris, 25,865 shares; General Jones, 5,867 shares; Mr. LaPorte, 7,858 shares; Mr. Mixon, 860,100 shares; Mr. Moore, 27,142 shares; Mr. Richey, 114,975 shares; Senator Robb, 11,853 shares; Mr. Shah, 2,248 shares; Mr. Slangen, 121,075 shares; Ms. Tauscher, 2,135 shares; and Mr. Weber, 27,524 shares.

(4) All shares are pledged in a margin account.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the SEC require us to disclose late filings of reports of stock ownership, and changes in stock ownership, by our directors and executive officers. The Company believes that all of its officers and Directors complied with all filing requirements applicable to them with respect to transactions during the fiscal year ended December 31, 2012, except for the sale of four common shares by Mr. LaPlaca on March 19, 2012, which was reported on a Form 4 filed November 19, 2012.

CORPORATE GOVERNANCE

How many times did the Board meet in 2012?

During the fiscal year ended December 31, 2012, the Board of Directors held four regular meetings, including an annual two-day strategic planning meeting. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors held during the period he or she served as a director and (2) the total number of meetings held by committees of the Board on which he or she served. Board members are expected to attend Invacare's annual meeting of shareholders. Each director then serving on the Board attended last year's annual shareholders meeting.

The non-management directors meet in executive sessions after the end of each of the regularly scheduled Board meetings. Independent directors meet in executive sessions at least once per year. The Company's Lead Director, who is currently C. Martin Harris, M.D., presides over executive sessions.

What codes of ethics apply to directors, officers and employees?

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. We also have adopted a separate Financial Code of Ethics that applies to our Chief Executive Officer (our principal executive officer), our Chief Financial Officer (our principal financial officer and principal accounting officer) and our controller or persons performing similar functions. You can find both codes on our website at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. We will post any amendments to the codes, as well as any waivers that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange, within four business days, on our website.

Has the Board adopted corporate governance guidelines?

The Board has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines contain principles that, along with the charters of the standing committees of the Board of Directors, provide the framework for Invacare's corporate governance. Among other things, the Corporate Governance Guidelines establish principles relating to:

- the composition of the Board of Directors, including independence and other qualification requirements;
- responsibilities and functions of the Board of Directors, such as meeting, orientation and continuing education guidelines;
- responsibilities of the executive Chairman of the Board, the Chief Executive Officer and the Lead Director;
- the establishment and functioning of Board committees;
- executive sessions of non-management directors;
- succession planning;
- Board access to management, and evaluation of the Board and the Chief Executive Officer;
- communication and interaction by the Board with shareholders and other interested parties;

- share ownership guidelines for directors and executive officers;
- engagement by an independent committee of the Board with shareholder proponents following a majority vote on a shareholder proposal; and
- periodic self-assessment by the Board and each Board committee.

A copy of the Corporate Governance Guidelines can be found on Invacare's website at www.invacare.com by clicking on the link for Investor Relations.

Who are the current members of the different Board committees?

Director	Audit Committee	Nominating Committee	Compensation and Management Development Committee	Investment Committee	Governance Committee
Gerald B. Blouch					
Michael F. Delaney................		*		*	
C. Martin Harris, M.D.+					**
Dale C. LaPorte.....................				**	
James L. Jones			*		*
A. Malachi Mixon, III					
Dan T. Moore, III....................	*	*	**		
Joseph B. Richey, II					
Charles S. Robb		**		*	
William M. Weber	**				*
Baiju R. Shah				*	
Ellen O. Tauscher..................	*		*		

* Member

** Chairperson

\+ Lead Director

What are the principal functions of the Board committees?

The Board has an Audit Committee; a Nominating Committee; a Compensation and Management Development Committee; an Investment Committee; and a Governance Committee.

Audit Committee. The Audit Committee assists the Board in monitoring (i) the integrity of Invacare's financial statements, (ii) the independence, performance and qualifications of Invacare's internal and independent auditors, and (iii) Invacare's compliance with legal and regulatory requirements, including medical device regulatory compliance. The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board of Directors, a copy of which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Audit Committee met nine times during 2012.

The Board has determined that each member of the Audit Committee satisfies the current independence standards of the New York Stock Exchange listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board also has determined that each of Dan T. Moore, III and William M. Weber qualifies as an "audit committee financial expert" as that term is defined in Item 407 (d)(5) of Regulation S-K, and each of Messrs. Moore and Weber and Ms. Tauscher satisfies the New York Stock Exchange accounting and financial management expertise requirements. James C. Boland served on the Audit Committee during 2012 until his retirement from the Board of Directors on May 17, 2012.

Nominating Committee. The Nominating Committee assists the Board in identifying and recommending individuals qualified to become directors and will consider all qualified nominees recommended by shareholders. Each of the current members of the Nominating Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Nominating Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. C. Martin Harris, M.D. served on the Nominating Committee during 2012 until May 17, 2012, when committee assignments were realigned by the Board of Directors. The Nominating Committee met one time during 2012.

Compensation and Management Development Committee. The Compensation and Management Development Committee assists the Board in developing and implementing (i) executive compensation programs that are fair and equitable and that are effective in the recruitment, retention and motivation of executive talent required to successfully meet Invacare's strategic objectives and (ii) a management succession plan that meets Invacare's present and future needs. See "Compensation Discussion and Analysis" below for additional information on the committee and its activities. Each of the current members of the Compensation and Management Development Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Compensation and Management Development Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. James C. Boland served on the Compensation and Management Development Committee during 2012 until his retirement from the Board of Directors on May 17, 2012. The Compensation and Management Development Committee met five times during 2012.

Investment Committee. The Investment Committee assists the Board in monitoring the performance and attributes of investment funds chosen for the Invacare Retirement Savings Plan and other plans designated by the Board or the Investment Committee. The Board of Directors has adopted a charter for the Investment Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Investment Committee met two times during 2012.

Governance Committee. The Governance Committee assists the Board on all matters relating to corporate governance of the Company, including, but not limited to, the development and implementation of the Company's corporate governance policies and guidelines. Each of the current members of the Governance Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Governance Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. James C. Boland served on the Governance Committee during 2012 until his retirement from the Board of Directors on May 17, 2012. The Governance Committee met two times during 2012.

How does the Board manage potential risks?

Risk is inherent in any business and our management is responsible for the day-to-day management of risks that we face. The Board, on the other hand, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to evaluate the risk management process to ensure its adequacy and to seek assurances that it is implemented properly by management.

The Board believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. At each meeting, the Board of Directors receives presentations from senior management on business operations, financial results and strategic matters, including a quarterly assessment of the sensitivity of the various business, financial, operational, information technology, compliance and human capital risks faced by the Company, and discusses our strategies, key challenges, and risks and opportunities. Relevant members of senior management attend significant portions of the Board's quarterly meetings, as well as many of the Board committee meetings, in order to address any questions or concerns raised by the Board on risk management-related and other matters.

The Board's committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. Enterprise risk assessment reports are regularly provided by management and our internal auditors to the Audit Committee. The Compensation and Management Development Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and succession planning for executive officers. The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and structure, code of conduct, insider trading, conflict of interest policies and corporate governance. The Nominating Committee assists the Board in overseeing the membership and independence of the Board of Directors. While these committees are responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed about those risks and committee activities through committee reports.

Does the Board have a Lead Director?

The Company has an independent Lead Director who is responsible for coordinating the activities of the independent directors, including the following specific responsibilities:

(i) advising the Chairman of the Board as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of Company operations;

(ii) providing the Chairman of the Board with input as to the preparation for the agendas for the Board and Committee meetings;

(iii) advising the Chief Executive Officer (with input from the Chairman of the Board) as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material;

(iv) interviewing, along with the Chairman of the Board and the chair of the Nominating Committee, all Board candidates, and making recommendations to the Nominating Committee and the Board;

(v) assisting the Board and Company officers in assuring compliance with and implementation of the Company's Corporate Governance Guidelines;

(vi) recommending revisions to the Corporate Governance Guidelines as appropriate;

(vii) coordinating and developing the agenda for and moderating executive sessions of the Board's independent directors; acting as principal liaison between the independent directors, the Chairman of the Board and/or the Chief Executive Officer on sensitive issues;

(viii) evaluating, along with the members of the Compensation and Management Development Committee, the performance of both the Chairman of the Board and the Chief Executive Officer; meeting with the Chairman of the Board and the Chief Executive Officer to discuss the Committee's evaluation of performance;

(ix) discussing with the Chairman of the Board, the Chief Executive Officer and the Governance Committee the membership of the various Board Committees, as well as selection of the Committee chairs;

(x) responding to the concerns of any directors, whether or not these concerns are discussed with the full Board;

(xi) with input from the Chairman of the Board, assisting the Governance Committee in its role in connection with the annual self-evaluation process of the Board and its committees;

(xii) acting as a resource for, and counsel to, the Chairman of the Board; and

(xiii) performing other responsibilities as delegated by the Board.

A description of the responsibilities of the Lead Director also is included as Exhibit C to Invacare's Corporate Governance Guidelines, which is available at www.invacare.com by clicking on the link for Investor Relations. C. Martin Harris, M.D. serves as the Lead Director of the Board of Directors.

Why are the positions of Chairman of the Board and Chief Executive Officer split?

Gerald B. Blouch was named Invacare's President and Chief Executive Officer effective January 1, 2011. Mr. Blouch succeeded A. Malachi Mixon, III as Chief Executive Officer, allowing Mr. Mixon to focus his efforts on overseeing the activities of the Board of Directors and the Company's government relations and research and product innovation as the Company's executive Chairman of the Board. The Board believes this structure is optimal for the Company because it allows Mr. Blouch, who previously served as President and Chief Operating Officer for many years, to focus on the Company's strategic issues and the day-to-day operation of the business, while enabling Mr. Mixon to focus on leadership of the Board of Directors while still leading the Company in areas where he is uniquely qualified to contribute. The Board believes that the separate roles of Chief Executive Officer and executive Chairman of the Board provide an effective leadership model that capitalizes on the skills, expertise and experience of both Mr. Mixon and Mr. Blouch. The Board's independent directors bring experience, oversight, and expertise from outside the Company and industry, while the executive Chairman of the Board and the Chief Executive Officer bring company and industry specific experience and expertise. One of the key responsibilities of the Board is to oversee and guide management's strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the separate roles of Chief Executive Officer and executive Chairman of the Board, together with an independent Lead Director having the duties described above, is in the best interests of the shareholders because it strikes an appropriate balance for the Company; with the CEO and executive Chairman of the Board, there is effective leadership and a focus on strategic development and execution, while the Lead Director helps assure independent oversight and management.

How does the Board determine whether non-employee directors are independent?

To be considered independent under the New York Stock Exchange independence criteria under Section 303A (the "NYSE Standards"), the Board of Directors must determine that a director does not have a direct or indirect material relationship with Invacare. The Board of Directors has adopted the following guidelines (set forth in the Corporate Governance Guidelines) to assist it in making such determinations:

A director will be considered independent if he or she, at any time that is considered relevant under the NYSE Standards (subject to any applicable transition rules of the NYSE Standards):

(i) has not been employed by Invacare or its affiliates;

(ii) has not had an immediate family member who has been employed by Invacare or its affiliates as an executive officer;

(iii) has not received, and has not had an immediate family member who has received, more than such annual amount of direct compensation from Invacare as may be considered relevant from time to time under the NYSE Standards, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such deferred compensation is not in any way contingent on continued service);

(iv) has not been a partner of Invacare's present internal or external auditor;

(v) has not had an immediate family member who has been a partner of Invacare's present internal or external auditor;

(vi) has not had an immediate family member who has been a partner or employee of a present or former internal or external auditor of Invacare who worked on Invacare's audit;

(vii) has not been a partner or employee of a present or former internal or external auditor of Invacare who worked on Invacare's audit;

(viii) has not been employed, and has not had an immediate family member who has been employed, as an executive officer of another company where any of Invacare's present executives serve on that company's compensation committee; and

(ix) has not been an executive officer or an employee of another company, and has not had an immediate family member who has been an executive officer of another company, that does business with Invacare and makes payments to, or receives payments from, Invacare for property or services in an amount that, in the most recent fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Additionally, the following commercial and charitable relationships will be considered immaterial relationships and a director will be considered independent if he or she does not have any of the relationships described in clauses (i) - (ix) above, and:

(i) is not an executive officer of another company, and does not have an immediate family member who is an executive officer of another company, that is indebted to the Company, or to which Invacare is indebted, where the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the other company and exceeds $100,000 in the aggregate; and

(ii) does not serve, and does not have an immediate family member who serves, as an officer, director or trustee of a foundation (other than Invacare's foundation), university, charitable or other not for profit organization, and Invacare's, or Invacare foundation's, annual discretionary charitable contributions (any matching of employee charitable contributions will not be included in the amount of contributions for this purpose) to the organization, in the aggregate, are more than 5% percent of that organization's total annual revenues (or charitable receipts in the event such organization does not generate revenues).

In the event that a director has a relationship of the type described in clauses (i) or (ii) in the immediately preceding paragraph that falls outside of the "safe harbor" thresholds set forth in such clauses (i) and (ii), or if the director had any such relationship during the prior three years that fell outside of such "safe harbor" thresholds, then in any such case, the Board of Directors annually shall determine whether the relationship is material or not, and therefore, whether the director would be independent or not. If any relationship does not meet the categorical standards of immateriality set forth in clauses (i) and (ii) in the immediately preceding paragraph, Invacare will explain in its next proxy statement the basis for any Board of Directors determination that such relationship is immaterial.

In addition, any director serving on the Audit Committee of Invacare may not be considered independent if he or she directly or indirectly receives any compensation from Invacare other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).

The Board examined the transactions and relationships between Invacare and its affiliates and each of the directors, any of their immediate family members and their applicable affiliates. Based on this review, the Board affirmatively determined that each of Messrs. Delaney, Jones, Moore, Robb, LaPorte and Weber, Dr. Harris and Ms. Tauscher is independent and does not have any direct or indirect material relationship with Invacare pursuant to the categorical standards set forth in Invacare's Corporate Governance Guidelines and the NYSE Standards.

The Board determined that Mr. Shah is not independent due to a prior relationship that terminated more than two years ago. From 2003 to August 2012, Mr. Shah was the Chairman and CEO of BioEnterprise Cleveland, a non-profit entity designed to grow health care companies and commercialize biomedical technologies. Mr. Mixon, an executive officer of the Company, previously served on the Board of Trustees of BioEnterprise Cleveland until November 2010. During his tenure on the Board of Trustees, Mr. Mixon rotated on to BioEnterprise's Compensation Committee. Accordingly, pursuant to the categorical standards in the Company's Corporate Governance Guidelines and the NYSE Standards, which require the Board to consider this prior relationship to be relevant if it occurred within the last three years, the Board determined that Mr. Shah is not currently independent. The Board expects that Mr. Shah will be considered independent

under the categorical standards in the Corporate Governance Guidelines and the NYSE Standards after November 2013, at which time the prior relationship will have been terminated for more than three years.

How are proposed director nominees identified, evaluated and recommended for nomination?

The Nominating Committee will seek candidates for an open director position by soliciting suggestions from Committee members, the executive Chairman of the Board, incumbent directors, senior management or others. The Committee also may retain a third-party executive search firm to identify candidates from time to time. Additionally, the Committee will consider any unsolicited recommendation for a potential candidate to the Board from Committee members, the Chairman of the Board, other Board members, management and shareholders. The Committee will accept shareholder recommendations regarding potential candidates for the Board, provided that shareholders send their recommendations to the Chairperson of the Nominating Committee, c/o Executive Offices, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036, with the following information:

- The name and contact information for the candidate;
- A brief biographical description of the candidate, including his or her employment for at least the last five years, educational history, and a statement that describes the candidate's qualifications to serve as a director;
- A statement describing any relationship between the candidate and the nominating shareholder, and between the candidate and any employee, director, customer, supplier, vendor or competitor of Invacare; and
- The candidate's signed consent to be a candidate and to serve as a director if nominated and elected, including being named in Invacare's proxy statement.

Once the Nominating Committee has identified a prospective candidate, the Committee makes a determination whether to conduct a full evaluation of the candidate. This initial determination is based primarily on the Board's need to fill a vacancy or desire to expand the size of the Board, the likelihood that the candidate can meet the Nominating Committee's evaluation criteria set forth below, as well as compliance with all other legal and regulatory requirements. The Nominating Committee will rely on public information about a candidate, personal knowledge of any committee or Board member or member of management regarding the candidate, as well as any information submitted to the Committee by the person recommending a candidate for consideration. The Nominating Committee, after consultation with the Chairman of the Board, will decide whether additional consideration of the candidate is warranted.

If additional consideration is warranted, the Nominating Committee may request the candidate to complete a questionnaire that seeks additional information about the candidate's independence, qualifications, experience and other information that may assist the Committee in evaluating the candidate. The Committee may interview the candidate in person or by telephone and also may ask the candidate to meet with senior management. The Committee then evaluates the candidate against the standards and qualifications set out in the Nominating Committee's charter. While the Board does not maintain a policy regarding the diversity of its members, the Nominating Committee charter specifies that a director should have a range of experience and knowledge relevant to the Company, and that such relevant experience and knowledge may be gained through diverse or unique life experiences. The Nominating Committee and the Board believe that the current Board composition reflects a diverse group of individuals with relevant knowledge and experience that greatly benefits the Company. Additionally, the Nominating Committee shall consider other relevant factors as it deems appropriate (including independence issues and familial or related party relationships).

Before nominating an existing director for re-election at an annual meeting, the Committee will consider:

- The director's value to the Board; and
- Whether the director's re-election would be consistent with Invacare's governance guidelines.

After completing the Nominating Committee's evaluation of new candidates or existing directors whose terms are expiring, if the Committee believes the candidate would be a valuable addition to the Board or the existing director is a valued member of the Board, then the Nominating Committee will make a recommendation to the full Board that such candidate or existing director should be nominated by the Board. The Board will be responsible for making the final determination regarding prospective nominees after considering the recommendation of the Committee. These procedures were adhered to with respect to nominees for election at this meeting, who were unanimously recommended by the Nominating Committee and the entire Board of Directors.

How can shareholders and other interested parties communicate with the Board?

Shareholders and other interested parties may communicate their concerns directly to the entire Board or specifically to non-management directors of the Board. Such communications may be confidential or anonymous, if so designated, and may be submitted in writing to the following address: Shareholder Communication, c/o Executive Offices, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036. The status of all outstanding concerns addressed to the entire Board or only to non-management directors will be reported to the Chairman of the Board or to the chair of the Governance Committee, respectively, on a quarterly basis.

Certain Relationships and Related Transactions

The Company has adopted a written policy for the review of transactions with related persons. The policy generally requires review, approval or ratification of transactions involving amounts exceeding $120,000 in which the Company is a participant and in which a director, director-nominee, executive officer, or a significant shareholder of the Company, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest. These transactions must be reported for review by the Governance Committee. Following review, the Governance Committee determines whether to approve or ratify these transactions, taking into account, among other factors it deems appropriate, whether they are on terms no less favorable to the Company than those available with other unaffiliated parties and the extent of the related person's interest in the transaction. The Chairman of the Governance Committee has the authority to approve or ratify any related party transaction in which the aggregate amount involved is expected to be less than $1,000,000. The policy provides for standing pre-approval of certain related party transactions, even if the amounts involved exceed $120,000, including certain transactions involving: compensation paid to executive officers and directors of the Company; other companies or charitable organizations where the amounts involved do not exceed $1,000,000 or 2% of the organization's total annual revenues or receipts; proportional benefits to all shareholders; rates or charges determined by competitive bids; services as a common or contract carrier or public utility; and banking-related services.

During 2012, Invacare purchased travel services from a third party private aircraft charter company. One of the aircraft available for use by the charter company is owned by an entity owned by Mr. Mixon. Invacare paid approximately $718,000 to the charter company in 2012 for use of the aircraft owned by Mr. Mixon. Invacare has confirmed that the transactions were on terms no less favorable to Invacare than those Invacare would expect to obtain from unrelated parties.

The relationship described above has been reviewed and ratified in accordance with the Company's policy for review of transactions with related persons.

AUDIT COMMITTEE AND RELATED MATTERS

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight and monitoring of:

- the integrity of the Company's financial statements;
- the independence, performance and qualifications of the Company's internal auditors and independent registered public accounting firm; and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee's activities are governed by a written charter adopted by the Board of Directors which is available on the Company's website (www.invacare.com) by clicking on the Investor Relations tab and then the Corporate Governance link.

Each member of the Audit Committee satisfies the independence requirements set forth in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal and disclosure controls. Ernst & Young LLP, the Company's independent registered public accounting firm for 2012, audited the annual financial statements prepared by management and expressed an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Ernst & Young LLP also audited the Company's internal control over financial reporting as of 2012, and issued an opinion with respect to the Company's internal control over financial reporting as of 2012.

The Company's Vice President of Internal Audit, together with a nationally-recognized third party firm, conducts the Company's internal audit processes. During 2012, the Audit Committee met with the third party firm, the Vice President of Internal Audit and Ernst & Young LLP, with and without management present, to discuss their examinations, their continuing evaluation of the Company's internal and disclosure controls and the overall quality of the Company's internal procedures and controls over financial reporting.

As part of its oversight responsibilities described above, the Audit Committee met and held discussions with management, with Ernst & Young LLP and with its internal auditors relative to the Company's financial reporting. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, (Communication with Audit Committees).

In addition, Ernst & Young LLP provided to the Audit Committee the written disclosures and letter required by PCAOB Ethics and Independence Rule 3526 (Communications With Audit Committees Concerning Independence), and by all relevant professional and regulatory standards, related to the auditors' independence. The Audit Committee discussed with Ernst & Young LLP its independence from the Company and its management and considered the compatibility of non-audit services with the independence of Ernst & Young LLP.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended 2012 for filing with the Securities and Exchange Commission.

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its 2013 fiscal year, and the Company is seeking ratification of such appointment at the 2013 Annual Meeting of Shareholders.

AUDIT COMMITTEE

William M. Weber, Chairman
Dan T. Moore, III
Ellen O. Tauscher

Independent Registered Public Accounting Firm

The Audit Committee and the Board of Directors have selected Ernst & Young LLP to continue as the Company's independent registered public accounting firm and to audit the financial statements of Invacare for the fiscal year ending December 31, 2013. The Audit Committee is asking shareholders to ratify this appointment. Fees for services rendered by Ernst & Young LLP were:

	2012	2011
Audit Fees	$ 3,371,400	$ 3,409,100
Audit-Related Fees	3,000	2,800
Tax Fees		
Tax Compliance Services	955,400	1,029,900
Tax Advisory Services	875,400	559,000
	1,830,800	1,588,900
All Other Fees	—	—
Total	$ 5,205,200	$ 5,000,800

Audit Fees. Fees for audit services include fees associated with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, including fees for statutory audits that are required domestically and internationally and fees related to the completion and delivery of the auditors' attestation report on internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act. Audit fees also include fees associated with providing consents and review of documents filed with the SEC, other services in connection with statutory and regulatory filings or engagements, as well as accounting consultations billed as audit consultations and other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees. Fees for audit-related services principally include fees associated with accounting consultations, audits in connection with proposed or completed acquisitions and other accounting advisory assistance.

Tax Fees. Fees for tax services include fees associated with tax compliance, advice and planning services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval for all audit, audit-related, tax services, and other services performed by our independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must

approve the permitted service before the independent registered public accounting firm is engaged to perform it. The Audit Committee has delegated to the Chairperson of the Audit Committee authority to approve certain permitted services, provided that the Chairperson reports any such decisions to the Audit Committee at its next scheduled meeting. During 2012, no services were provided to the Company by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes our compensation programs and how they apply to our executives, including:

- A. Malachi Mixon, III, executive Chairman of the Board;
- Gerald B. Blouch, President and Chief Executive Officer;
- Robert K. Gudbranson, Senior Vice President and Chief Financial Officer;
- Joseph B. Richey, II, President, Invacare Technologies Division and Senior Vice President, Electronics and Design Engineering; and
- Louis F.J. Slangen, Executive Vice President, Marketing and Chief Product Officer.

These five executives are referred to in this proxy statement as the "Named Executive Officers" and they are included in the Summary Compensation Table.

In 2012, Invacare persevered through one of the most challenging years in the Company's history. The year was dominated by the Company's consent decree negotiations with the United States Food and Drug Administration ("FDA"), which were completed when the consent decree became effective in December 2012, and by the Company's concerted effort over the year to update and implement a comprehensive portfolio of processes to achieve consistent compliance with the FDA's Quality System Regulation. This effort extensively engaged the entire management team and involved the redeployment of the majority of the Company's design engineering team to focus on quality systems remediation. As a result, the Company suspended most new product development over the past year and delayed its execution of certain other key business initiatives.

Recent uncertainty in the healthcare industry, as well as regulatory compliance matters, have posed challenges to the Company's business over the last few years, particularly in 2012. However, the overall design of the compensation program has remained fairly constant over that time. The compensation program is designed to further the Company's business goals, core values and shareholder interests by enabling the Company to attract and retain the talented executive leadership necessary for the growth and success of the Company's business and motivating its executives to exert the maximum possible effort to further the interests of shareholders, even through challenging times.

The major components of the Company's executive compensation program are base salary, annual cash bonuses, long-term equity compensation through stock options and restricted stock, and other employee and executive benefits. The Compensation Committee uses market compensation information and an independent compensation consultant to ensure that the executive compensation program is competitive relative to companies with which Invacare competes for executive talent.

Several significant developments are reflected in the compensation reported for 2012 for the Named Executive Officers, including the following:

- In light of the uncertainty surrounding how the then-proposed FDA consent decree and other external factors might impact the Company's operating performance in 2012, the Company modified its annual cash bonus program to provide for a bonus pool for Named Executive Officers

to be funded based on the achievement of an adjusted operating income performance goal that, if met, would represent a 4% increase over 2011 adjusted operating income;

- The Company's 2012 adjusted operating income was below the target performance goal established by the Compensation Committee under the annual cash bonus plan for 2012, and as a result, no bonuses were paid on the basis of the Company's consolidated financial performance. Messrs. Gudbranson and Slangen earned annual cash bonuses based only on the achievement of certain individual objectives, which bonuses were substantially below their overall target amounts;
- Four of the five Named Executive Officers received merit salary-related awards in 2012 in recognition of their individual performance over the year. Messrs. Blouch and Gudbranson each received a merit salary increase of 3%. Messrs. Slangen and Richey were provided lump sum merit awards equal to 3% and 2%, respectively, of their salaries, in order to recognize their performance without increasing their respective annual base salary levels;
- Mr. Mixon's base salary was reduced by 12%, in continuation of the Compensation Committee's plan to, over a multi-year period, further modify Mr. Mixon's compensation in connection with the role and responsibilities that he assumed in 2011;
- The Company granted the Named Executive Officers long-term equity compensation awards in 2012 with an overall value below the market median value, in light of the Company's stock price performance and operating results during 2012 and the limited pool of shares remaining under the 2003 Performance Plan;
- In granting long-term equity compensation awards, the Compensation Committee continued its practice of awarding a mix of stock options and restricted stock, weighted even more heavily in 2012 toward stock options, which the Compensation Committee views as performance-based. These awards reinforce executives' focus on increasing shareholder value, while still addressing retention and dilution considerations;
- The Company modified its stock ownership guidelines to require Named Executive Officers to observe a minimum one (1) year holding period for their net shares from vested restricted stock awards and shares acquired upon the exercise of stock options;
- In order to bring the Company's executive benefits more in line with market practices, the Compensation Committee determined in 2012 to discontinue the Executive Disability Income Plan, which had provided coverage for enhanced disability benefits to the Named Executive Officers; and
- The Company maintained the reduced Company discretionary quarterly contributions into the Invacare Retirement Savings Plan and DC Plus Plan and the suspension of Company contributions and interest accruals under the SERP, which were initially implemented in 2011.

Impact of Last Year's Say on Pay Vote. At the 2012 Annual Meeting, the Company's shareholders approved the compensation of the Company's Named Executive Officers, with holders of more than 80% of the votes cast voting in favor of the proposal commonly known as "say on pay." The Board of Directors has determined that say on pay votes will be held annually until the next shareholder vote on the frequency of say on pay votes.

The Compensation Committee considered the results of the 2012 say on pay vote and believes that the approval of the proposal indicated that shareholders are supportive of the Company's executive compensation program and its philosophy and objectives. The Compensation Committee has sought to make executive compensation decisions that are consistent with the philosophy and objectives that the Company's shareholders approved in 2012.

Developments in 2013. In March 2013, the Compensation Committee determined to transition to implementing a long-term equity compensation program in 2014 and future years that will include awards with performance-based vesting. The program is intended to make long-term performance-based compensation a more significant component of the Named Executive Officers' total compensation, and thus further enhance the alignment of executive compensation with the interests of shareholders. The

Compensation Committee expects that future awards under the program will be made early in the fiscal year, in a combination of restricted stock and performance units that would vest after a three-year period based on the achievement of performance goals established by the Compensation Committee. These performance-based awards would be granted under the 2013 Equity Compensation Plan, which the Compensation Committee and Board of Directors have approved, subject to shareholder approval. Accordingly, the implementation of the new long-term equity compensation program and the grant of performance-based awards in the future are contingent upon the approval of the 2013 Equity Compensation Plan by the shareholders of the Company at the Annual Meeting. See "Proposal No. 2 - Approval and Adoption of the Invacare Corporation 2013 Equity Compensation Plan."

Objectives of the Compensation Program

Invacare's compensation of key management is designed to further the Company's business goals, core values and shareholder interests by attracting and retaining the talented executive leadership necessary for the growth and success of the Company's business and motivating its executives to exert the maximum possible effort to further the interests of shareholders. To this end, the Company's executive compensation is intended to:

- reward its executives for sustained financial and operating performance and leadership excellence;
- align their interests with those of the Company's shareholders; and
- encourage them to remain with the Company for long and productive careers.

Design of the Compensation Program

The major components of the Company's executive compensation program, the primary purpose of each component and the form of compensation of each component are described in the following table.

Component	Primary Purpose	Form of Compensation
Base Salary	Provides base compensation for day-to-day performance of job responsibilities; recognizes individual skills, competencies, experience and tenure with the Company.	Fixed, short-term cash compensation.
Annual Bonus	Incentivizes and rewards performance over the year based on achieving aggressive annual performance goals.	Variable or performance-based, short-term cash compensation.
Stock Options	Encourages improvement in the long-term performance of the Company, particularly share price appreciation, thereby aligning interests of executives with the interests of shareholders.	Variable or performance-based, long-term equity compensation.
Restricted Stock	Attracts and retains executives and further aligns interests of executives with the interests of shareholders.	Fixed, long-term equity compensation.
Other Employee and Executive Benefits	Provides a broad-based executive compensation program for employee retention, retirement and health; provides executive management continuity in the event of an actual or threatened change in control.	Employee benefit plans, programs and arrangements generally available to all employees; executive retirement and savings programs; limited perquisites and executive life insurance program; severance and change in control benefits.

The executives are compensated principally by using a combination of fixed and performance-based compensation and annual and long-term compensation, which are delivered in cash and equity-based awards. The Compensation Committee does not have a specific policy on the desired mix between fixed and variable, short and long-term, and cash and equity compensation.

The Compensation Committee uses compensation data from pay surveys and from its comparative group, which is referred to as "market compensation" in this section, as well as input from the Compensation Committee's independent compensation consultant and from each of the Chairman, the CEO and the Senior Vice President of Human Resources, to assist it in determining whether the Company's compensation is competitive and reasonable. While the Compensation Committee considers market compensation practices, it strives to incorporate flexibility in the Company's compensation programs and in the assessment process in order to respond to and adjust for, if appropriate, the evolving business environment, including market conditions which may be beyond management's control.

Compensation Decisions in 2012

The Compensation Committee's decisions are based on its assessment of each executive's performance during the year against a variety of factors which may include corporate and personal goals, leadership qualities, operational performance, business responsibilities, career with the Company, current compensation arrangements and long-term potential to enhance shareholder value. Among the factors which may be considered are key financial measurements, strategic objectives, product improvement and innovation, individual achievements, organizational leadership and high integrity. In annually setting an executive's target compensation, the Company does not necessarily adhere to rigid formulas or react immediately to short-term changes in business performance.

For each of the major components of the Company's executive compensation program, the following table summarizes the Company's target level of compensation relative to market compensation and the Company's actual level of compensation relative to market compensation for 2012.

Component	Target Level	Actual Level for 2011
Base Salary	50th percentile of market compensation, with more experienced executives between the 50th and 75th percentiles of market compensation.	CEO and CFO at 50th percentile; other Named Executive Officers at 75th percentile.
Annual Bonus	75th percentile of market compensation, based on aggressive annual performance goals.	Three Named Executive Officers received no bonus and two Named Executive Officers were below 75th percentile.
Total Cash Compensation (Base Salary + Annual Bonus)	75th percentile of market compensation.	CEO and CFO below 50th percentile; other Named Executive Officers below 75th percentile.
Equity Compensation Awards (Stock Options + Restricted Stock)	Below 50th percentile of market compensation, with executive Chair at 50th percentile.	All Named Executive Officers below 50th percentile, except executive Chair at 50th percentile.

Base Salary. Base salary provides executives with a base level of income. The Company establishes salary levels reflective of the executive's skills, competencies, experience and individual performance. As a result, changes in salary focus primarily on an assessment of the executive's performance in relation to the executive's responsibilities. In addition, the Compensation Committee reviews market compensation data, which provides a comparison of the executive's salary level relative to the salary levels of the executive's peers.

In establishing 2012 salary levels for the Named Executive Officers, the Compensation Committee reviewed market compensation data, as well as recommendations from Messrs. Mixon and Blouch regarding Messrs. Richey, Gudbranson and Slangen. The Compensation Committee also considered:

- how each executive performed in relation to the executive's responsibilities during the previous year;
- each executive's potential future contributions to the Company; and
- each executive's particular talents, unique skills, experience, length of service to the Company and depth of industry knowledge.

For 2012, the Compensation Committee reduced Mr. Mixon's base salary by 12%. This change was a continuation of the Compensation Committee's plan to, over a multi-year period, further modify Mr. Mixon's compensation in order to achieve a base salary level at or near the 50th percentile of market compensation, in connection with the role and responsibilities that he assumed in 2011 as executive Chairman of the Board. The Compensation Committee determined that Messrs. Blouch, Gudbranson, Richey and Slangen should receive merit salary-related awards in recognition of their individual performance over the prior year. Accordingly, the Compensation Committee approved a salary merit increase of 3% for Messrs. Blouch and Gudbranson. In addition, the Compensation Committee's review of market compensation data indicated that the salary levels of Messrs. Richey and Slangen were above the market median, in large part due to their long tenure with the Company. After considering, in particular, their length of service, their salary levels relative to market compensation and the recommendation of the independent compensation consultant, the Compensation Committee approved lump sum cash merit awards in lieu of salary increases to Messrs. Slangen and Richey equal to 3% and 2%, respectively, of salary, in order maintain their respective total cash compensation levels relative to their peers in the market compensation data without increasing their salaries. The lump sum amounts are reported in the Bonus column of the Summary Compensation Table.

Annual Cash Bonus. The Company provides each executive with an opportunity to earn an annual cash bonus under the Company's shareholder-approved Executive Incentive Bonus Plan. All of the Company's executives participate in the bonus plan. The annual bonus plan is intended to provide an opportunity and incentive to compensate the executives for achieving challenging annual performance goals that are indicative of overall Company performance.

Each year, the Compensation Committee reviews and approves annual bonus plan performance goals. In light of the uncertainty surrounding the FDA consent decree that had been proposed in late 2011 and its potential effects on the Company's operating results in 2012, the Compensation Committee determined to modify its historical performance goal setting practice for 2012, and establish a potential bonus pool for the Named Executive Officers of 4% of the Company's adjusted operating income for 2012, the funding of which was conditioned upon the Company's achievement of an adjusted operating income target for 2012. Under the plan, neither the aggregate target bonus opportunities for, nor the aggregate bonus payouts to, the Named Executive Officers could exceed the established bonus pool, and the maximum payout per individual could not exceed $5,000,000. The Compensation Committee retained discretion to allocate the bonus pool among the Named Executive Officers and decrease any individual's payout, provided that the decrease could not result in an increase to any other individual's payout.

The Compensation Committee and senior management believe that adjusted operating income represents an important measurement of the Company's core operating results that is particularly useful in evaluating the Company's performance in times of economic uncertainty or when the effects of external factors on operating performance is uncertain. In light of these factors, the Compensation Committee determined that, of the various financial measurements that could be used, adjusted operating income was the most appropriate metric for measuring the Company's operating performance for 2012 for purposes of the Executive Incentive Bonus Plan, and that significant improvement in that metric should result in the executive receiving commensurate bonus rewards.

Under the bonus plan:

- The bonus pool for Named Executive Officers would be funded based upon the Company's achievement of adjusted operating income of at least $100,500,000 for 2012, which would represent a 4% increase over 2011 adjusted operating income;
- For Messrs. Blouch, Mixon and Richey, 100% of the potential payout amount was based on achievement of the adjusted operating income target; and
- For Messrs. Gudbranson and Slangen, 50% of the potential payout amount was based on achievement of the adjusted operating income target and 50% was based on individual objectives.

In determining the appropriate target for 2012 adjusted operating income, the Compensation Committee reviewed and discussed several items, including previous years' results, the Company's forecasted annual operating plan, the potential effects of the then-proposed FDA consent decree, and the recommendations of senior management. The Compensation Committee sought to establish a performance goal which would:

- reflect a meaningful improvement in overall business performance over the previous year;
- be challenging, but achievable; and
- if achieved, support paying executives total cash compensation targeted at the 75th percentile of market compensation.

Adjusted operating income is the Company's adjusted earnings before income taxes excluding interest and the incremental costs of quality systems remediation and improvements, both one time and permanent. Adjusted earnings is the Company's net earnings from continuing and/or discontinued operations before income taxes and excluding the impact of restructuring charges, amortization of the convertible debt discount (recorded in interest expense), asset write-downs related to goodwill and intangible assets, loss on debt extinguishment including debt finance charges and fees, a discrete tax expense in 2012 related to prior years for a foreign tax matter under audit, a one-time tax benefit as a result of a tax settlement in Germany in 2011 and changes in tax valuation allowances, all divided by adjusted weighted average shares outstanding - assuming dilution, which excludes the dilutive impact of the convertible debt. The Compensation Committee retained the discretion to further adjust the determination of adjusted operating income for the impact of the FDA consent decree, provided that such an adjustment would not apply to any Named Executive Officer to the extent his bonus was based on adjusted operating income.

The Compensation Committee determines target and maximum bonus levels for each executive when the executive first becomes eligible to participate in the Executive Incentive Bonus Plan. The Compensation Committee then annually reviews target and maximum annual bonus levels for each executive as a percentage of the executive's salary. Total annual cash compensation for Messrs. Blouch and Gudbranson is targeted at or near the market median. The other Named Executive Officers have been in their respective roles for relatively long periods of time and, in recognition of the experience and deep industry knowledge that each of those executives brings to their respective roles, the Compensation Committee targets total annual cash compensation opportunity for each of them at or near the 75th percentile of market compensation. Taking into account the same factors discussed above with respect to base salary, the Compensation Committee also considers whether the executive's individual performance and level of responsibilities warrant a change in the bonus target percentage from the previous level. The Compensation Committee does not take into account awards earned under other reward programs in determining annual bonus opportunities.

In establishing the 2012 target bonuses for each of the Named Executive Officers, the Compensation Committee reviewed the target amounts as a percentage of salary that had been established for each of the Named Executive Officers in prior years and determined to make no change, other than to Mr. Mixon's target, which was reduced by 15%, as part of the Compensation Committee's modification of Mr. Mixon's compensation over a multi-year period to achieve a total compensation level at or around the 50th percentile of market compensation for an executive Chairman of the Board of a similar size company. The following table shows the 2012 target and actual cash bonus levels, as a percentage of salary, for each Named

Executive Officer based upon the Company's 2012 adjusted operating income goal, and upon the actual results achieved by the Company for 2012.

Named Executive	Incentive Amount as a Percentage of Salary	
	Target	Actual
Mr. Blouch	100%	—
Mr. Mixon	85%	—
Mr. Gudbranson	75%	34%
Mr. Richey	75%	—
Mr. Slangen	75%	9%

The Company reported 2012 adjusted operating income below the established performance goal, and as a result, no bonuses were paid on the basis of this performance goal. Messrs. Gudbranson and Slangen earned annual cash bonuses based only on the achievement of certain individual objectives, which bonuses were substantially below their overall target amounts.

Mr. Slangen achieved his individual goal of developing and implementing a strategic complexity reduction process, that included a plan and marketing strategy, with respect to the Company's primary global product platforms, to be implemented over the next three years as an important step in achieving the Company's globalization plans. Mr. Gudbranson was responsible for leading the successful re-engineering of the Company's global business analytics modeling system, a further critical step in the Company's globalization plans, and was instrumental in the Company's sale of its subsidiary, Invacare Supply Group.

Long-Term Equity Compensation Awards. The Company's long-term equity compensation program in 2012 provided grants of stock options and restricted stock under the Company's 2003 Performance Plan. The Compensation Committee approved a long-term equity compensation program for 2012 with values weighted 66% in stock options, which the Compensation Committee views as performance-based compensation, and 34% in restricted stock. The mix of equity awards is intended to provide an appropriate balance of incentives to increase shareholder value, while addressing executive retention and managing shareholder dilution and compensation expense. The mix was weighted more heavily toward stock options in 2012 compared to 2011, and target grants were set below the market median in 2012, primarily in order to enhance the performance-based element of the awards, in light of the Company's stock price performance and operating results during 2012 and the limited pool of shares remaining under the 2003 Performance Plan.

In making equity awards in 2012, the Compensation Committee reviewed information provided by its independent compensation consultant regarding the median market value of long-term compensation awards. Minimum and maximum grant guidelines for each Named Executive Officer other than Mr. Mixon were developed around target grants within 30% below the market median according to each executive's salary and target cash compensation level, organizational level, reporting relationships and job responsibilities to maintain internal equity in the grants among all equity award recipients and to provide the Compensation Committee with some latitude to recognize individual performance and the recipient's role in contributing to the creation of long-term shareholder value. Mr. Mixon's grant guidelines were developed around target grants equal to the market median, as his salary and target cash compensation level had already been reduced by 25% as compared to 2011. The assumed values for stock option grants are based on the Company's stock price at the time of grant and are determined using the Black-Scholes option valuation model, the same model used by the Company to determine its accounting cost with respect to the options.

The Compensation Committee then considered each Named Executive Officer's performance utilizing the same factors considered in setting the executive's base salary levels, the capacity remaining available for grants under the 2003 Performance Plan, the Company's stock price performance in 2012, and the relevant market overhang and the tax deductibility of the awards. The Compensation Committee also considered the recommendations of the Chairman and of the CEO with respect to awards to other Named Executive Officers, and the recommendations of the Chairman regarding awards to the CEO. No particular

weight was assigned to any one of these areas. Outstanding long-term equity awards granted in prior years and held by an executive generally are not considered when the Compensation Committee makes its determinations regarding new grants of long-term equity compensation.

The long-term equity compensation granted in 2012 to the Named Executive Officers resulted in annual grants of stock options and restricted stock at combined values within the targeted range for each of these individuals. Awards granted in 2012 to each of the Named Executive Officers are set forth in the Grants of Plan-Based Awards for Fiscal Year 2012 Table.

Stock Options. The stock options granted in 2012 were issued under the 2003 Performance Plan as non-qualified options with an exercise price equal to the Company's closing price on the New York Stock Exchange on the date of grant. The stock options become exercisable ratably over a four-year period to support retention, and they expire after ten years to reward long-term stock price appreciation. The Compensation Committee views the stock options as being performance-based compensation, as the recipient recognizes value in the stock option only to the extent that the Company's stock price appreciates over the price of the Company's stock on the date of grant.

Restricted Stock. The restricted stock granted in 2012 was issued at no cost to the recipient and vests ratably over four years to strengthen the retention value of the award. In order to enhance their retention value, the terms of the restricted stock allow the holder, subject to certain restrictions, to surrender a portion of the vested shares to the Company to cover any minimum tax withholding obligation. The grants of restricted stock provide that the holders of that restricted stock will be entitled to receive cash dividends declared and paid by the Company on the Company's outstanding common shares only to the extent that the restricted stock is vested at the time of the dividend.

The Summary Compensation Table shows the aggregate grant date fair value of the stock options and restricted stock awarded to each of the Named Executive Officers over the past three years. In accordance with SEC rules, the grant date fair value of those awards is included in the total compensation reported in the Summary Compensation Table for the Named Executive Officers. However, those amounts are not necessarily indicative of the actual value of the awards to the recipients. The following table shows, for each Named Executive Officer, the equity awards received by the executive during the past three years, the combined grant date fair value of those awards, the estimated value to the executive of those awards as of a recent date and a comparison of the two values expressed as a percentage of the grant date fair value. In each case, the estimated current value to the executive is significantly lower than the grant date fair value, which, with respect to grants made in 2011 and 2010, is a result of the relative decline in the Company's stock price over the same period.

Named Executive Officer	Year	Share Price on Date of Grant ($)(1)	Number of Shares Underlying Awards: Stock Options	Restricted Stock	Combined Fair Value on Date of Grant ($)(2)	Estimated Current Value ($)(3)	Estimated Current Value % of Fair Value on Date of Grant
Mr. Mixon	2012	13.37	50,000	16,200	490,946	309,274	63%
	2011	24.45	61,300	16,200	991,926	239,274	24
	2010	25.24	99,000	27,200	1,467,638	401,744	27
Mr. Blouch............	2012	13.37	125,000	26,400	1,038,847	564,928	54
	2011	24.45	99,700	26,400	1,614,564	389,928	24
	2010	25.24	50,000	11,600	687,284	171,332	25
Mr. Gudbranson....	2012	13.37	30,000	5,800	242,157	127,666	53
	2011	24.45	22,000	5,800	355,650	85,666	24
	2010	25.24	22,000	6,100	327,544	90,097	28
Mr. Richey............	2012	13.37	13,500	3,000	114,189	63,210	55
	2011	24.45	11,200	3,000	182,214	44,310	24
	2010	25.24	12,000	3,300	177,972	48,741	27
Mr. Slangen	2012	13.37	18,600	3,000	142,169	70,350	49
	2011	24.45	11,200	3,000	182,214	44,310	24
	2010	25.24	12,000	3,300	177,972	48,741	27

(1) Closing price per share of the Company's common shares on the New York Stock Exchange on the date of grant.

(2) Aggregate grant date fair value of the stock options and restricted stock, calculated in accordance with ASC 718, *Compensation - Stock Compensation.*

(3) Estimated value of stock options and restricted stock to the executive as of February 22, 2013, calculated based on the closing price per share of $14.77 of the Company's common shares on the New York Stock Exchange on February 22, 2013. All stock options referenced in this table that have an exercise price per share in excess of $14.77 are assumed to have a value of zero for purposes of this comparison. All stock options referenced in this table that were granted in 2012 are assumed to have a value of $1.40 per share.

Other Arrangements

The Compensation Committee believes that the benefits summarized below are vital to the attraction and retention of talented executives and, thus, to the long-term success of the Company.

Deferred Compensation and Savings Plans. The Company maintains the plans described below to provide executives with the opportunity to address long-term financial and retirement planning with a degree of certainty and provide financial stability in the event the executives are impacted by unforeseeable factors that are beyond their control.

The Company maintains the Invacare Retirement Savings Plan, a qualified 401(k) defined contribution plan, for its employees, to which the Company has the discretion to make matching and quarterly contributions on behalf of the employees, including each of the Named Executive Officers. The amounts of the contributions made by the Company on behalf of each Named Executive Officer to the Invacare Retirement Savings Plan are set forth in a footnote to the Summary Compensation Table, and are consistent with the benefits provided to all other participants in the plan up to the regulatory limits imposed on the plan for highly compensated employees.

The Company provides its highly compensated employees, including the Named Executive Officers, with the opportunity to participate in the Deferred Compensation Plus Plan ("DC Plus Plan"), a non-qualified contributory savings plan, which allows the executives to defer compensation above the amount permitted to be contributed to the Invacare Retirement Savings Plan. Thus, the DC Plus Plan provides the executives with the opportunity to save additional pre-tax funds for retirement up to the amount that the executive otherwise would have been able to save under the Invacare Retirement Savings Plan but for the regulatory limits imposed on that plan for highly compensated employees. In addition to individual deferrals, the Company has the discretion to provide matching contributions and additional quarterly contributions for participating executives which are similar in percentage to the Company contributions made to employees who participate in the Invacare Retirement Savings Plan. The amounts of the contributions made by the Company on behalf of each Named Executive Officer to the DC Plus Plan are set forth in the Non-Qualified Deferred Compensation Table and a footnote to the Summary Compensation Table. The terms of the DC Plus Plan are further described following the Non-Qualified Deferred Compensation for Fiscal Year 2012 Table.

The Company also provides a Supplemental Executive Retirement Plan, or "SERP," in which the Named Executive Officers participate, to supplement other savings plans offered by the Company and to provide replacement compensation for the executive in retirement. The purpose of this plan is to provide for basic life and income security needs and recognize career contributions. The change in the present value of the accumulated benefit obligation to each Named Executive Officer is set forth in the Summary Compensation Table. The present value of the aggregate accumulated benefit obligation to each Named Executive Officer under the SERP is included in the Pension Benefits for Fiscal Year 2012 Table, and the terms of the SERP are further described following that table.

Effective July 1, 2011, the Compensation Committee, based on the recommendation of management, (1) reduced the discretionary quarterly contributions by the Company for all participants in the Invacare Retirement Savings Plan and DC Plus Plan from 4% to 1% of total cash compensation and (2) suspended the contributions by the Company for all participants in the SERP and reduced the interest accrual rate under the SERP from 6% to zero. The reductions will remain in effect indefinitely, until such time as the Company or, in the case of the SERP, the Compensation Committee determines to restore them.

Perquisites. Consistent with prior years, the Company provided its Named Executive Officers certain limited perquisites in 2012, which the Compensation Committee believes are reasonable, commensurate with the types of benefits and perquisites provided to similarly situated executives within other companies of comparable size and useful in attracting and retaining executives. They are not tied to individual or Company performance. These perquisites include the payment of premiums on specified excess liability insurance, an annual physical exam and health screening, and the availability of the Company's sporting event tickets for personal use, but do not include any gross-ups by the Company for associated tax liability. Perquisites are reported in the Summary Compensation Table.

Other Benefits. The Company offers certain other benefits to its executives in order to remain competitive with market benefit plan compensation, as described below.

The Company maintains a death benefit only life insurance plan in which Messrs. Blouch, Gudbranson, Richey and Slangen participate, as well as a separate life insurance benefit for Mr. Mixon, each of which is described in Other Potential Post-Employment Compensation. In addition, the Company also provides other benefits such as medical, dental, life and disability insurance to each Named Executive Officer in a flexible benefits plan, which also is provided to all other eligible U.S. based employees of the Company. The Company previously maintained an Executive Disability Income Plan which provided enhanced disability benefits to the Named Executive Officers, however, in order to bring the Company's executive benefits more in line with market practices, the Company determined in 2012 to discontinue the plan.

In March 2000, in recognition of his long service and contributions to the success of the Company, the Compensation Committee established a Chairman and CEO Retirement Program for Mr. Mixon, which is described in Other Potential Post-Employment Compensation. In addition, Mr. Mixon has been granted a right of first refusal to assume the Company's rights and obligations with respect to the corporate suites and

tickets it leases or has rights to at Cleveland-area professional sports arenas in the event that the Company determines not to renew one or more of the leases or the seat rights.

Severance Benefits. The Company has entered into agreements with Messrs. Blouch, Gudbranson, Richey and Slangen that provide for the payment of certain severance benefits upon terminations of employment other than terminations following a change of control of the Company. These agreements provide some level of income continuity should an executive's employment be terminated without cause by the Company or by the executive for good reason. These agreements are further described under Other Potential Post-Employment Compensation.

Change in Control Benefits. Each Named Executive Officer also has entered into an agreement with the Company that provides for certain benefits generally payable in the event of a termination following a change in control of the Company. The Company believes that these agreements help retain executives and provide for management continuity in the event of an actual or threatened change in control. They also help to ensure that the interests of executives remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. Finally, they provide some level of income continuity should an executive's employment be terminated without cause. The agreements provide for the payment and provision of certain benefits to the executives if there is a change in control of the Company and for additional benefits if there is a termination of the executive's employment with the surviving entity within three years after the change in control. These agreements are further described under Other Potential Post-Employment Compensation.

Policies, Guidelines and Practices Related to Compensation

Role of the Compensation Committee. The Compensation Committee is comprised of independent directors and is responsible for the approval and administration of the Company's existing and proposed executive compensation plans. You may learn more about the responsibilities of the Compensation Committee by reading the Compensation Committee's charter, which is available on the Company's website at www.invacare.com by clicking on the "Investor Relations" tab and then the "Corporate Governance" link. Additional information about the Compensation Committee is also included in this proxy statement under the caption "Corporate Governance - What are the principal functions of the Board committees?"

Role of the Compensation Committee's Independent Compensation Consultant. During 2012, the Compensation Committee retained and was advised by Pay Governance LLC, as an outside independent compensation consultant with respect to executive compensation matters. This engagement was a continuation of the Compensation Committee's work with Pay Governance LLC in prior years.

The independent compensation consultant's primary role is to analyze the competitiveness of, and provide recommendations to the Compensation Committee and management on, the structure and amounts of each major element of compensation to be paid to the Company's executives. During 2012, the independent compensation consultant participated in three of the Compensation Committee's meetings. The independent compensation consultant's services included ongoing review, comment, consulting support, advice and/or recommendations related to:

- selected draft and final materials provided to the members of the Compensation Committee in connection with Compensation Committee meetings during 2012;
- compensation for the Chairman, the CEO and the other Named Executive Officers, including comparative and peer group information;
- annual and long-term incentive opportunities;
- policies and data related to governance and disclosure of executive compensation;
- risk assessments of the Company's compensation policies and practices for its employees; and
- emerging trends in executive compensation.

In addition, during 2012, the independent compensation consultant completed a comprehensive review of the Company's executive compensation program for the purpose of providing the Compensation Committee with an overview of the Company's compensation practices as compared to market practices and with suggestions as to potential alternatives and enhancements to the Company's practices that could be considered by the Compensation Committee for implementation in future years.

Pay Governance LLC does not provide the Company with any other consulting or other services outside of those associated with advising the Compensation Committee on the Company's executive compensation programs. In making its decision to retain the independent compensation consultant for 2012, the Compensation Committee considered the level of the consultant's fees, the expertise and quality of services it has provided to the Company in the past and the anticipated ability of the consultant to provide objective and independent assistance and advice to the Compensation Committee and to Company management.

The Compensation Committee has considered the independence of Pay Governance LLC in light of new SEC rules and proposed New York Stock Exchange listing standards. The Compensation Committee requested and received a letter from Pay Governance LLC addressing the independence of Pay Governance LLC and the partner of Pay Governance LLC involved in the engagement, including the following factors: (1) other services provided to the Company by Pay Governance LLC; (2) fees paid by the Company as a percentage of Pay Governance LLC's total revenue; (3) policies or procedures maintained by Pay Governance LLC that are designed to prevent a conflict of interest; (4) any business or personal relationships between the partner and a member of the Compensation Committee; (5) any stock of the Company owned by the partner; and (6) any business or personal relationships between the Company's executive officers and the partner. The Compensation Committee discussed these considerations and concluded that the work performed by Pay Governance LLC and the partner involved in the engagement did not raise any conflict of interest.

Role of Executive Officers. The Chairman of the Board, the President and CEO and the Senior Vice President of Human Resources participate in meetings of the Compensation Committee to provide insight into the performance of individual executives and the impact of their respective contributions to the Company's overall performance and to make recommendations as to the structure and implementation of elements of executive compensation. The Chairman of the Board and the CEO assess the performance of each of the Company's other Named Executive Officers, and each of them provides recommendations to the Compensation Committee as to a proposed structure and targeted amounts of salary, cash bonus awards and equity incentive awards for such executive officers. The Chairman of the Board assesses the performance of the CEO. In preparing these recommendations, the Chairman of the Board and the CEO review market compensation data provided by the independent compensation consultant and recommendations of the Senior Vice President of Human Resources. Prior to Compensation Committee meetings, these officers meet with the Chairman of the Compensation Committee to preview and discuss their recommendations and respond to questions. The Chairman of the Board and the CEO do not submit recommendations with respect to their own compensation. The Compensation Committee meets with the Chairman of the Board, without the CEO present, in order to review and discuss the performance and compensation of the CEO, and meets without either of the Chairman of the Board or the CEO present in order to review and discuss the performance and compensation of the Chairman of the Board.

The Chairman of the Board and the CEO also provide the Compensation Committee with recommendations, and participate in discussions with the Compensation Committee regarding suggested performance targets associated with the Company's annual cash bonus program. After the end of the year, the Chairman of the Board and the CEO meet with the Compensation Committee to review overall company performance relative to performance targets.

Market Compensation - Survey Data and Comparative Information. In order to gauge the competitiveness of the Company's executive compensation levels and help ensure that the Company is positioned to attract and retain qualified executives in the face of competitive pressures, the Compensation Committee retains the independent compensation consultant to identify annually the compensation paid to executives who are comparable to the Company's executives. This information is referred to in this section

as "market compensation." The market compensation is derived from a combination of survey data and comparative information from a group of health care equipment and supply companies, as described below.

Survey Data. The independent compensation consultant annually reviews survey data from nationally recognized compensation and human resources consulting firms and identifies the compensation levels with respect to annual base salaries, cash bonus awards and long-term incentive awards for each executive position paid by multi-national, diversified manufacturing companies with annual revenues approximating $1.8 billion and $3 billion. The Compensation Committee bases its compensation decisions, in part, on survey data relating to compensation levels at companies with revenues similar to the Company's revenue for the most recently completed year. Survey data relating to compensation levels at companies with higher revenues than the Company are used to provide the Compensation Committee with perspective on how the compensation program could change as the Company grows. The independent compensation consultant uses regression analysis to adjust for differences in company size in determining competitive compensation levels for a company with revenue similar to the Company's. This analysis assists the independent compensation consultant in translating data from companies within the surveys into information that can be more directly compared to the compensation levels for a company more comparable in size to the Company. The companies represented in the survey data include more companies than those represented in the peer group in the stock performance graph included in the Company's 2012 annual report, which reflects the Company's view that a broad range of companies of comparable size compete with Invacare for senior executive talent.

Comparative Information. In addition to survey data, the independent compensation consultant also annually prepares comparative information regarding annual base salaries, cash bonus awards and long-term incentive awards for the named executive officers of a peer group of 21 companies. All of the peer group companies are in the health care equipment and supply industry, which the Compensation Committee considers to be its primary market for executive talent, particularly for executives in key operations positions. In addition, peers are selected based on revenue, market capitalization and number of employees, and generally have revenue and market capitalization ranging from $1 billion to $4 billion and a number of employees ranging from 3,000 to 12,000. While the Company's annual revenue and number of employees approximated the medians of the companies in the group, its market capitalization was below the median due to the relative decline in the Company's stock price.

Beckman Coulter, Inc.	Hill-Rom Holdings, Inc.	ResMed Inc.
Bio-Rad Laboratories, Inc.	Hologic, Inc.	St. Jude Medical, Inc.
C.R. Bard, Inc.	Idexx Laboratories, Inc.	STERIS Corporation
CONMED Corporation	Kinetic Concepts, Inc.	Teleflex Incorporated
The Cooper Companies, Inc.	Lincare Holdings Inc.	Varian Medical Systems, Inc.
DENTSPLY International Inc.	Patterson Companies, Inc.	West Pharmaceutical Services, Inc.
Edwards Lifesciences Corp.	PSS World Medical, Inc.	Zimmer Holdings, Inc.

The companies in this group are regularly reviewed and changed from time to time to account for acquisitions, mergers and other business-related changes. The group of companies used in 2012 is unchanged from the group used in 2011.

The independent compensation consultant also prepares comparative information regarding annual base salaries, cash bonus awards and long-term incentive awards for executive Chairs at 30 companies which have a separate executive Chairman and CEO that are comparable in size to the Company, which group is different than the comparative group used annually by the Compensation Committee in its review of Named Executive Officer compensation.

Executive Compensation Adjustment and Recapture Policy. If the Board of Directors or any appropriate Board committee has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take such actions as it deems necessary, in its discretion, to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement

was the result of fraud or intentional misconduct. Under the Executive Incentive Bonus Plan, the Board may, to the extent permitted by applicable law, in appropriate cases, require reimbursement of any bonus or incentive compensation paid to the participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (a) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may dismiss the participant, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

The Board of Directors, at the recommendation of the Compensation Committee, adopted a policy providing the Board of Directors with the discretion to recover any equity compensation awarded to a participant on or after January 1, 2008 if the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by the participant was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s).

Equity Grant Practices. The Compensation Committee's historical practice has been to make annual grant determinations in August or September of each year. As part of the Company's anticipated transition to implementing a long-term equity compensation program in 2014 and future years that will include awards with performance-based vesting, the Compensation Committee expects to modify its practices to provide for annual grant determinations in March of each year, following the expected release of earnings for the prior fiscal year in late January or early February, without regard to whether the Company otherwise is in possession of material non-public information. As an initial step in this transition, the Company recently made its annual grant determinations for the current fiscal year in March 2013.

Equity-based grants also are made occasionally during the course of the year to new hires or to current employees in connection with a promotion. The terms of outstanding stock options or restricted stock also may be amended by the Compensation Committee as part of a termination or retirement package offered to a departing employee. Any two of the President and CEO, the Chief Financial Officer and the Senior Vice President of Human Resources may, subject to the approval and ratification of the Compensation Committee, grant stock options or restricted stock to an employee, other than an executive officer, in connection with an offer of employment or promotion, and they may amend any outstanding stock option or restricted stock grant made to an employee, other than an executive officer, in connection with a termination or retirement package, which amendments may include acceleration of vesting or extension of the employee's exercise rights up to the final termination date of the stock option or final vesting date of the restricted stock.

Equity Run Rate. In determining the total number of stock options and shares of restricted stock to be awarded each year, the Compensation Committee attempts to strike a reasonable balance between the benefits achieved by providing incentives to a wide range of key employees of the Company and the shareholder dilution that results from an equity incentive plan. While the Compensation Committee has not set a formal limit on the number of awards which may be granted in any year, over the past five years, the average annual "run rate" of equity awards granted by the Company was 2.5%. For these purposes, "run rate" is defined as the number of equity awards granted in a particular year compared to the total number of outstanding shares. As of December 31, 2012, the Company's outstanding equity awards were 14.6% of total shares outstanding while shares available for future awards under the 2003 Performance Plan amounted to another 3.9% of total shares outstanding. The Compensation Committee believes that the percentage of equity awards outstanding is higher than desired but is principally attributable to the length of the vesting period for equity awards (four years) and the exercise prices of a substantial portion of the outstanding stock options being above the Company's stock price over the last few years, which has generally resulted in fewer stock options being exercised. As of December 31, 2012, there were 4,664,634 stock options outstanding under the 2003 Performance Plan and its predecessor plans of which 762,044 or 16.3% were exercisable at prices less than the market price of the Company's common shares on that date. In order to reduce the amount of shareholder dilution attributable to grants of equity-based incentives, since 2005, the

Compensation Committee has granted top level executives a significant component of restricted stock in lieu of a potentially greater number of stock options that might otherwise have been granted to this same group. The Compensation Committee expects that its anticipated transition to implementing a long-term equity compensation program with performance-based awards in 2014 will result in a lesser number of shares being granted in the form of equity-based incentives on an annual basis relative to prior years and, thus, further reduce the amount of shareholder dilution attributable to such grants.

Tax Matters. Section 162(m) of the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to a public company's chief executive officer and any of its four other highest paid executive officers is not deductible to the company unless the compensation qualifies for an exception. Section 162(m) provides an exception to the deductibility limit for "performance-based compensation" if certain procedural requirements, including shareholder approval of the material terms of the performance goal, are satisfied.

To the extent practicable in view of its compensation philosophy, the Company seeks to structure its executive compensation to satisfy the requirements for the performance-based compensation exception under Section 162(m). Nevertheless, based upon the Company's current compensation structure, the Compensation Committee believes that it is in the best interests of the Company and its shareholders for the Compensation Committee to retain flexibility in awarding discretionary incentive compensation that may not qualify for the exception for performance-based compensation. The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on the Company and intends to make a determination with respect to this issue on an annual basis.

The Compensation Committee also considers the impact of Section 409A of the Internal Revenue Code, and the Company generally seeks to structure its compensation arrangements with its employees to comply with or qualify for an exemption from Section 409A to avoid possible adverse tax consequences that may result from noncompliance.

Stock Ownership Guidelines. The Company maintains stock ownership guidelines for its directors, Named Executive Officers and other executives for the purpose of aligning the interests of directors and key executives with those of the shareholders of the Company. The guidelines also reinforce the primary reason for offering long-term compensation awards. Moreover, it holds those executives most responsible for creating shareholder value more accountable than other employees.

Under the current guidelines of the stock ownership program, executives are expected to own shares equal in value to the following levels:

- Chairman of the Board - five times base salary
- President and CEO - five times base salary
- CFO - two times base salary
- Senior Vice Presidents - two times base salary

The number of shares required to be held by each executive is established by multiplying the applicable executive's salary by the applicable multiple and dividing by the Company's average daily stock price for the previous year. The number of shares required to be held by each non-employee director is 7,500 shares. "Stock ownership" is defined to include shares held directly or indirectly by the director or executive, all unvested restricted stock held by the director or executive and 30% of the shares underlying unexercised stock options held by the director or executive that are "in the money" by at least 20%. Directors who have deferred director compensation that they otherwise would have received in cash in a year into the grant of discounted stock options shall be considered, for purpose of the guidelines, to own that number of shares as is determined by dividing 50% of that year's deferred compensation by the closing sale price of the Company's common shares at the end of the prior fiscal year. For purposes of this policy, ownership of the Company's Class B common shares is treated as ownership of common shares.

Directors and executive officers are expected to reach their respective ownership levels under the stock ownership guidelines over five (5) years from their date of hire or promotion, and maintain that level of stock ownership afterward. All of the directors and Named Executive Officers have either met the guidelines or are pursuing plans to meet the guidelines.

In 2012, the Company modified the share ownership guidelines to provide that directors and executive officers subject to the guidelines are required to hold their "net shares" until they reach their applicable minimum ownership level, and once they reach the minimum level, they must hold their net shares from equity awards for at least one (1) year after such shares have vested, in the case of restricted stock awards, or have been acquired upon the exercise of stock options. "Net shares" means the difference between the actual shares awarded and any shares sold, surrendered or withheld to pay for taxes or to finance the cost of exercising a stock option.

Derivatives Trading. As part of its policy relating to the trading of Invacare securities by Company insiders, the Company prohibits an insider from trading in any interest or position relating to the future price of the Company securities, such as a put, call or short sale.

Risk Assessment

The Compensation Committee, with the assistance of the independent compensation consultant, previously conducted a risk assessment of the Company's compensation policies and practices for its employees, including those related to the executive compensation programs discussed above. The Compensation Committee, in conducting the assessment, analyzed associated risks and considered mitigating factors. Based upon its review of the assessment and of the material developments in the Company's compensation policies and practices since the assessment, the Compensation Committee believes that the Company's compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Report of the Compensation and Management Development Committee on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on that review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and in the Company's definitive proxy statement prepared in connection with its 2013 Annual Meeting of Shareholders.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Dan T. Moore, III, Chairperson
James L. Jones
Ellen O. Tauscher

The above Report of the Compensation and Management Development Committee does not constitute soliciting material and should not be deemed filed with the Commission or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information in this Report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act. If this Report is incorporated by reference into the Company's Annual Report on Form 10-K, such disclosure will be furnished in such Annual Report on Form 10-K and will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Management Development Committee was at any time during 2012 or at any other time an officer or employee of the Company or any of its subsidiaries. James C. Boland, Dan T. Moore, III, James L. Jones and Ellen O. Tauscher were the non-employee directors who served on the Compensation Committee during 2012. Ms. Tauscher was appointed to the Compensation and Management Development Committee effective upon her appointment to the Board of Directors on February 9, 2012.

Summary Compensation Table

The following table presents the total compensation to the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer and the two other most highly compensated executive officers of the Company in 2012, 2011 and 2010 (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)		Total ($)
A. Malachi Mixon, III	2012	766,667	—	216,594	274,352	—	84,745	88,238	(8)	1,430,596
Chairman of the Board and	2011	850,000	—	396,090	595,876	776,730	315,854	161,175	(8)	3,095,725
Former Chief Executive Officer	2010	1,106,000	33,200	686,528	781,110	1,437,800	664,413	174,329	(8)	4,883,380
Gerald B. Blouch	2012	871,250	—	352,968	685,879	—	155,619	76,631	(9)	2,142,347
President and Chief	2011	850,000	—	645,480	969,149	776,730	301,289	110,992	(9)	3,653,640
Executive Officer	2010	694,000	287,800	292,784	394,500	857,090	575,221	103,572	(9)	3,204,967
Robert K. Gudbranson	2012	412,000	—	77,546	164,611	140,000	20	29,051	(10)	823,228
Chief Financial Officer	2011	400,000	—	141,810	213,854	274,160	68,196	52,146	(10)	1,150,166
	2010	364,300	—	153,964	173,580	355,193	129,502	51,942	(10)	1,228,481
Joseph B. Richey, II..........	2012	435,000	8,700	40,110	74,075	—	17,589	20,546	(11)	596,020
President - Invacare	2011	435,000	8,700	73,350	108,871	298,149	45,579	38,721	(11)	1,008,370
Technologies and Senior Vice President - Electronics and Design Engineering	2010	435,000	8,700	83,292	94,680	424,125	104,316	41,146	(11)	1,191,259
Louis F.J. Slangen...........	2012	398,000	11,900	40,110	102,059	37,313	207,440	33,945	(12)	830,767
Senior Vice President -	2011	398,000	12,000	73,350	108,871	272,789	103,510	64,001	(12)	1,032,521
Corporate Marketing and Chief Product Officer	2010	398,000	11,900	83,292	94,680	388,050	361,643	58,146	(12)	1,395,711

(1) Of the amounts disclosed in this column, the following Named Executive Officers deferred the following portions of such amounts into the DC Plus Plan during 2012: (i) Mr. Mixon: $23,000; (ii) Mr. Blouch: $26,265; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $12,297; during 2011: (i) Mr. Mixon: $25,500; (ii) Mr. Blouch: $25,500; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $12,300; and during 2010: (i) Mr. Mixon: $113,920 (ii) Mr. Blouch: $27,654; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $12,297.

(2) The amounts disclosed in this column for Messrs. Richey and Slangen represent merit cash awards for 2012, 2011 and 2010 paid in lieu of merit salary increases.

(3) The values reported in this column represent the aggregate grant date fair value, calculated in accordance with ASC 718, *Compensation - Stock Compensation,* of all restricted stock awarded to each officer during the fiscal year. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see Shareholders' Equity Transactions in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(4) The values reported in this column represent the aggregate grant date fair value, calculated in accordance with ASC 718, *Compensation - Stock Compensation,* of all stock options awarded to each officer during the fiscal year. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see Shareholders' Equity Transactions in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(5) The amounts for 2012 in this column represent compensation payable under the Executive Incentive Bonus Plan. Of the amounts disclosed in this column, the following Named Executive Officers deferred the following portions of such amounts into the DC Plus Plan during 2012: (i) Mr. Mixon: $23,302; (ii) Mr. Blouch: $23,302; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $8,184; and during 2011(i) Mr. Mixon: $143,780; (ii) Mr. Blouch: $27,513; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $11,642; and during 2010: (i) Mr. Mixon: $66,360; (ii) Mr. Blouch: $0; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $10,746. For a description of the 2012 bonus opportunities established by the Compensation Committee under the Executive Incentive Bonus Plan, see footnote (3) to the Grants of Plan-Based Awards For Fiscal Year 2012 Table that follows.

(6) The amounts reported in this column represent the amounts accrued as expense by the Company in 2012, 2011 and 2010 in accordance with the requirements of ASC 715, *Compensation - Retirement Benefits,* as they relate to the change in present value of the accumulated benefit obligation to the named executives under the SERP. No above market or preferential earnings on nonqualified deferred compensation were earned by any officer in 2012, 2011 or 2010. The amounts in this column represent the amounts contributed to the SERP by the Company on behalf of the Named Executive Officer during each such fiscal year. For a further description of the terms of the SERP, see Supplemental Executive Retirement Plan following the Pension Benefits for Fiscal Year 2012 Table. For a description of the changes made relating to the Company's contributions to the SERP during 2012, see Compensation Discussion and Analysis.

(7) Compensation reported in this column includes (i) the value of dividends earned on outstanding restricted stock awards; (ii) the value of Company contributions made in each fiscal year on behalf of the officer to the Invacare Retirement Savings Plan and the DC Plus Plan; (iii) the value of premiums paid by the Company under the Company's Executive Disability Income Plan before the plan was discontinued in August 2012 (or, in the case of Mr. Mixon, the value of the self-insured coverage provided by the Company to Mr. Mixon under the plan); and (iv) the incremental cost to the Company of perquisites provided by the Company, which include: the payment of premiums on excess liability insurance, the payment of premiums on a whole life insurance policy for the benefit of Mr. Mixon, an annual physical exam and health screening, and the availability of corporate sporting event tickets for personal use. Perquisites are valued on the basis of the aggregate incremental cost to the Company of providing the perquisite to the applicable officer. The value of personal use of corporate suites or tickets is the price shown on the ticket for the event and does not include annual fees or charges attributable to suite rental or ticket availability.

(8) Other compensation for Mr. Mixon includes (i) in 2012, $7,500 contributed by the Company to the Invacare Retirement Savings Plan and $51,110 contributed by the Company to the DC Plus Plan; (ii) in 2011, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $114,767 contributed by the Company to the DC Plus Plan; and (iii) in 2010, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $101,187 contributed by the Company to the DC Plus Plan.

(9) Other compensation for Mr. Blouch includes (i) in 2012, $7,500 contributed by the Company to the Invacare Retirement Savings Plan and $43,837 contributed by the Company to the DC Plus Plan; (ii) in 2011, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $73,007 contributed by the Company to the DC Plus Plan; and (iii) in 2009, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $60,253 contributed by the Company to the DC Plus Plan.

(10) Other compensation for Mr. Gudbranson includes (i) in 2012, $7,500 contributed by the Company to the Invacare Retirement Savings Plan and $4,332 contributed by the Company to the DC Plus Plan; (ii) in 2011, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $117,472 contributed by the Company to the DC Plus Plan; and (iii) in 2010, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $16,958 contributed by the Company to the DC Plus Plan.

(11) Other compensation for Mr. Richey includes (i) in 2012, $7,500 contributed by the Company to the Invacare Retirement Savings Plan and $4,918 contributed by the Company to the DC Plus Plan; (ii) in 2011, $9,800 contributed by the Company to the Invacare Retirement Savings Plan and $21,651 contributed by the Company to the DC Plus Plan; and (iii) in 2010, $9,800 contributed by the Company to the Invacare Retirement Savings Plan and $23,608 contributed by the Company to the DC Plus Plan.

(12) Other compensation for Mr. Slangen includes (i) in 2012, $2,500 contributed by the Company to the Invacare Retirement Savings Plan and $15,114 contributed by the Company to the DC Plus Plan; (ii) in 2011, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $28,759 contributed by the Company to the DC Plus Plan; and (iii) in 2010, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $23,284 contributed by the Company to the DC Plus Plan.

Grants of Plan-Based Awards For Fiscal Year 2012

The following table shows, for the Named Executive Officers, plan-based awards to those officers during 2012, including restricted stock awards and stock option grants, as well as other incentive plan awards.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
			Threshold ($)	Target ($)	Maximum ($)						
A. Malachi Mixon, III	8/14/2012					16,200	(1)				13.37
	8/14/2012							50,000	(2)	13.37	5.49
	3/6/2012	(3)	—	651,667	—						
Gerald B. Blouch	8/14/2012					26,400	(1)				13.37
	8/14/2012							125,000	(2)	13.37	5.49
	3/6/2012	(3)	—	871,250	—						
Robert K. Gudbranson	8/14/2012					5,800	(1)				13.37
	8/14/2012							30,000	(2)	13.37	5.49
	3/6/2012	(3)	—	309,000	—						
Joseph B. Richey, II	8/14/2012					3,000	(1)				13.37
	8/14/2012							13,500	(2)	13.37	5.49
	3/6/2012	(3)	—	326,250	—						
Louis F.J. Slangen	8/14/2012					3,000	(1)				13.37
	8/14/2012							18,600	(2)	13.37	5.49
	3/6/2012	(3)	—	298,500	—						

(1) Restricted shares granted pursuant to the Invacare Corporation 2003 Performance Plan (the "2003 Plan"). These shares vest in 25% increments over four years, commencing November 15, 2013.

(2) Stock options to purchase common shares of the Company granted under the 2003 Plan. These options become exercisable in 25% increments over four years, commencing September 30, 2013 and expire on August 14, 2022.

(3) On March 6, 2012, the Compensation Committee established performance goals under the Executive Incentive Bonus Plan for the purpose of providing financial incentives for 2012 to certain key employees,

including all of the officers included in the above table. See the Annual Cash Bonus discussion in Compensation Discussion and Analysis above for a description of the terms of these awards.

Restricted Stock and Stock Options

Each of the stock option grants and restricted stock awards set forth in the above table was awarded under the 2003 Plan. Under the 2003 Plan, the stock option and restricted stock award agreements entered into in connection with the awards, the Compensation Committee may make certain adjustments to the awards and the awards may be terminated or amended, as further described below.

Adjustments. In the event of a recapitalization, stock dividend, stock split, reverse stock split, distribution to shareholders (other than cash dividends), or similar transaction, the Compensation Committee can adjust, in any manner that it deems equitable, the number and class of shares that may be issued under the 2003 Plan and the number and class of shares, and the exercise price, applicable to outstanding awards.

Termination of Awards. The Compensation Committee may cancel any awards if, without the Company's prior written consent, the participant (1) within 18 months after the date such participant terminates employment with the Company, renders services for an organization, or engages in a business, that is (in the judgment of the Compensation Committee) in competition with the Company, or (2) discloses to anyone outside of Invacare, or uses for any purpose other than Invacare's business, any confidential information relating to the Company. In addition, the Compensation Committee may, subject to certain conditions in the 2003 Plan and in its discretion, require the participant to return the economic value of any award that the participant realized or obtained prior to and after such participant engaged in any of the above activities.

Amendment of Awards. The Compensation Committee may, in its discretion, amend the terms of any award under the 2003 Plan, including to waive, in whole or in part, any restrictions or conditions applicable to, or to accelerate the vesting of, any award. This authority is subject to certain restrictions. In particular, the Compensation Committee may not amend an award in a manner that impairs the rights of any participant without his or her consent, or to reprice any stock options or stock appreciation rights at a lower exercise price, unless in accordance with an adjustment in the context of certain transactions described above.

In addition, in the event of a change in control of the Company, as defined in the 2003 Plan, unless the Board of Directors determines otherwise, (1) all outstanding stock options and any outstanding stock appreciation rights will become fully exercisable, and (2) all restrictions and conditions applicable to restricted stock and other awards exercisable for common shares of the Company will be deemed to have been satisfied. Any other determination by the Board of Directors that is made after the occurrence of the change in control will not be effective unless a majority of the Directors then in office are "continuing directors" and the determination is approved by a majority of the "continuing directors" for this purpose (or is approved by a committee comprised solely of such "continuing directors"). "Continuing directors" are Directors who were in office prior to the change in control or were recommended or elected to succeed "continuing directors" by a majority of the "continuing directors" then in office (or by a committee comprised solely of such "continuing directors" then in office).

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the 2003 Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require forfeiture of any equity compensation awarded to the participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (1) the amount awarded was calculated, or the vesting of the award was, based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount or vesting of the equity compensation award that would have been awarded to the participant had

the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as the Board may deem appropriate in view of all the facts surrounding the particular case.

Executive Incentive Bonus Plan

The Executive Incentive Bonus Plan was unanimously approved and adopted by the Compensation Committee as of March 2, 2005, was approved and adopted by the shareholders of the Company on May 25, 2005, and was reapproved by the shareholders of the Company on May 20, 2010 at the 2010 Annual Meeting. See the Compensation Discussion and Analysis for a discussion of awards under the Executive Incentive Bonus Plan during 2012.

Purpose. The Executive Incentive Bonus Plan is intended to provide an incentive to the Company's executive officers to improve the Company's operating results and to enable the Company to recruit and retain key officers by making the Company's overall compensation program competitive with compensation programs of other companies with which the Company competes for executive talent.

Administration. The plan is administered by the Compensation Committee, which generally has the authority to determine the manner in which the Executive Incentive Bonus Plan will operate, to interpret the provisions of the plan and to make all determinations under the plan.

Eligibility and Participation. All officers of the Company are eligible to be selected to participate in the Executive Incentive Bonus Plan. The Compensation Committee has the discretion to select those officers who will participate in the plan in any given year. A participant must be employed by the Company on the payment date in order to receive an award under the Executive Incentive Bonus Plan, unless the officer's employment terminated prior to the payment date as a result of death, disability, or retirement, or unless the Compensation Committee determines otherwise. For 2012, the Compensation Committee determined that the eligible participants under the plan included Messrs. Mixon, Blouch, Gudbranson, Richey and Slangen, as well as the Company's Senior Vice President, General Counsel and Secretary and the Senior Vice President of Human Resources.

Awards under the Executive Incentive Bonus Plan. Awards under the plan are designed to ensure that the compensation of the Company's officers is commensurate with their responsibilities and contribution to the success of the Company based on market levels indicated by compensation data obtained from time to time by the Company or the independent compensation consultant engaged by the Compensation Committee. For each calendar year or other predetermined performance period, the Compensation Committee will establish a target bonus for each eligible officer, payable if specified performance goals are satisfied for such performance period.

Performance Goals. The performance goal for each performance period will provide for a targeted level or levels of performance using one or more of the following predetermined measurements: stock price, net sales, income from operations, earnings before income tax, earnings per share, cost controls, return on assets, and return on net assets employed. For 2012, the bonus award was based primarily upon satisfaction of an adjusted operating income target, with the award for certain executives being based also upon the achievement of certain individual goals, as further described in the footnotes to the Grants of Plan-Based Awards For Fiscal Year 2012 Table and in Compensation Discussion and Analysis.

The performance goal for a performance period is established in writing by the Compensation Committee on or before the latest date permissible to enable the bonus award to qualify as "performance based compensation" under Section 162(m) of the Internal Revenue Code. During this same time period, the Compensation Committee may adjust or modify the calculation of a performance goal for the performance period in order to prevent the dilution or enlargement of the rights of participants (1) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (2) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws,

regulations, accounting principles or business conditions; and (3) in view of the Compensation Committee's assessment of the Company's business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant by the Compensation Committee. The Compensation Committee may establish various levels of bonus depending upon relative performance toward a performance goal.

The target bonus payable to any officer for a performance period is a specified percentage of the officer's base salary for the performance period, but in no event will the bonus payable to any officer for a performance period exceed $5,000,000. This maximum bonus amount was set in part to permit the Executive Incentive Bonus Plan to accommodate continued growth of the Company and also to comply with the requirements of Section 162(m) of the Internal Revenue Code. The Board of Directors believes that this limit will provide the Compensation Committee with sufficient flexibility to reward exceptional contributions toward the Company's success.

In the event of a change in control of the Company, the amount payable to each eligible participant in the plan at the time of such change in control would be equal to the greater of (1) the target bonus that would have been paid if the performance goal for the calendar year in which the change in control occurs had been achieved, or (2) the bonus that would have been paid to the participant if the performance goal that was actually achieved during the portion of the calendar year which occurs prior to the change in control is annualized for the entire calendar year.

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation paid to the participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (1) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as the Board may deem appropriate in view of all the facts surrounding the particular case.

Amendment and Termination. The Company reserves the right, exercisable by the Compensation Committee, to amend the Executive Incentive Bonus Plan at any time and in any respect, or to terminate the plan in whole or in part at any time and for any reason. Amendments will be subject to the approval of the Company's shareholders in such manner and with such frequency as is required under Section 162(m) of the Internal Revenue Code.

Outstanding Equity Awards at December 31, 2012

The following table shows, for the Named Executive Officers, outstanding equity awards held by such officers at December 31, 2012.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexer-cisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A. Malachi Mixon, III	137,900			37.70	8/20/2013				
	142,000			44.30	8/24/2014				
	120,800			41.87	9/8/2015				
	88,100			22.66	8/23/2016				
	88,100			23.71	8/22/2017				
	108,500			25.79	8/20/2018				
						11,135 (1)	181,501		
	109,875	36,625 (2)		20.48	8/19/2019				
						13,600 (3)	221,680		
	49,500	49,500 (4)		25.24	8/18/2020				
						12,150 (5)	198,045		
	15,325	45,975 (6)		24.45	9/2/2021				
						16,200 (7)	264,060		
		50,000 (8)		13.37	8/14/2022				
Gerald B. Blouch	58,700			37.70	8/20/2013				
	56,300			44.30	8/24/2014				
	45,400			41.87	9/8/2015				
	35,500			22.66	8/23/2016				
	35,500			23.71	8/22/2017				
	38,000			25.79	8/20/2018				
						4,360 (1)	71,068		
	41,625	13,875 (2)		20.48	8/19/2019				
						5,800 (3)	94,540		
	25,000	25,000 (4)		25.24	8/18/2020				
						19,800 (5)	322,740		
	24,925	74,775 (6)		24.45	9/2/2021				
						26,400 (7)	430,320		
		125,000 (8)		13.37	8/14/2022				
Robert K. Gudbranson	27,500			22.38	4/1/2018				
	22,300			25.79	8/20/2018				
	22,875	7,625 (2)		20.48	8/19/2019				
						2,225 (1)	36,268		
	11,000	11,000 (4)		25.24	8/18/2020				
						3,050 (3)	49,715		
	5,500	16,500 (6)		24.45	9/2/2021				
						4,350 (5)	70,905		
		30,000 (8)		13.37	8/14/2022				
						5,800 (7)	94,540		

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexer-cisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph B. Richey, II..........	15,400			37.70	8/20/2013				
	25,900			44.30	8/24/2014				
	22,400			41.87	9/8/2015				
	9,000			22.66	8/23/2016				
	9,000			23.71	8/22/2017				
	12,100			25.79	8/20/2018				
						1,200 (1)	19,560		
	12,375	4,125 (2)		20.48	8/19/2019				
						1,650 (3)	26,895		
	6,000	6,000 (4)		25.24	8/18/2020				
						2,250 (5)	36,675		
	2,800	8,400 (6)		24.45	9/2/2021				
						3,000 (7)	48,900		
		13,500 (8)		13.37	8/14/2022				
Louis F.J. Slangen	21,500			37.70	8/20/2013				
	25,900			44.30	8/24/2014				
	22,400			41.87	9/8/2015				
	9,000			22.66	8/23/2016				
	9,000			23.71	8/22/2017				
	12,100			25.79	8/20/2018				
						1,340 (1)	21,842		
	12,375	4,125 (2)		20.48	8/19/2019				
						1,650 (3)	26,895		
	6,000	6,000 (4)		25.24	8/18/2020				
						2,250 (5)	36,675		
	2,800	8,400 (6)		24.45	9/2/2021				
						3,000 (7)	48,900		
		18,600 (8)		13.37	8/14/2022				

(1) These restricted shares vest in 25% increments over four years commencing November 15, 2010.

(2) These stock options become exercisable in 25% increments over four years commencing September 30, 2010.

(3) These restricted shares vest in 25% increments over four years commencing November 15, 2011.

(4) These stock options become exercisable in 25% increments over four years commencing September 30, 2011.

(5) These restricted shares vest in 25% increments over four years commencing November 15, 2012.

(6) These stock options become exercisable in 25% increments over four years commencing September 30, 2012.

(7) These restricted shares vest in 25% increments over four years commencing November 15, 2013.

(8) These stock options become exercisable in 25% increments over four years commencing September 30, 2013.

Option Exercises and Stock Vested During Fiscal Year 2012

The following table shows, for the Named Executive Officers, information regarding each exercise of a stock option and each vesting of restricted stock during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
A. Malachi Mixon, III	—	—	10,650	138,663
			11,135	144,978
			6,800	88,536
			4,050	52,731
Gerald B. Blouch	—	—	3,725	48,500
			4,360	56,767
			2,900	37,758
			6,600	85,932
Robert K. Gudbranson	—	—	625	9,388
			2,200	28,644
			2,225	28,970
			1,525	19,856
			1,450	18,879
Joseph B. Richey, II	—	—	1,200	15,624
			1,200	15,624
			825	10,742
			750	9,765
Louis F.J. Slangen	—	—	1,200	15,624
			1,340	17,447
			825	10,742
			750	9,765

Pension Benefits for Fiscal Year 2012

The following table presents certain information for each of the Named Executive Officers with respect to the SERP.

Name	Plan Name (1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($) (3)
A. Malachi Mixon, III	SERP	32	11,173,014 (4)	—
Gerald B. Blouch	SERP	21	5,710,871	—
Robert K. Gudbranson	SERP	9 (5)	736,065	—
Joseph B. Richey, II	SERP	28	1,673,180	—
Louis F.J. Slangen	SERP	25	2,569,402	—

(1) The SERP is the Company's original Supplemental Executive Retirement Plan, as amended and restated into a cash balance plan which is intended to work in tandem with the original plan to operate effectively as one plan, as further described below under Supplemental Executive Retirement Plan (collectively, the "SERP").

(2) This column presents the actuarial present value of each officer's accumulated benefit under the SERP, computed as of the same pension plan measurement date used for financial statement reporting purposes. For purposes of this calculation, (i) Named Executive Officers are assumed to have worked until the normal retirement age as defined in the SERP, which is the attainment of age 65 and (ii) Messrs. Mixon and Richey are assumed to have retired at December 31, 2012, at ages 72 and 76, respectively.

(3) Payments during the last fiscal year are equal to taxable distributions made from the executive's account balance under the plan to cover his or her FICA tax obligations due on the vested accrued benefit obligations as of December 31, 2012, and the related income tax on such distributions.

(4) In recognition of Mr. Mixon's successful completion of management succession planning and his past contributions to the Company, in 2000, the Compensation Committee waived the "Company contribution offset" to his SERP balance.

(5) In consideration of his rejoining the Company in 2008, Mr. Gudbranson was credited with five years of service under the SERP.

Supplemental Executive Retirement Plan

In 1995, the Company established the Supplemental Executive Retirement Plan for certain executive officers to supplement other savings plans offered by the Company so as to provide a specific level of replacement compensation for retirement. In order to comply with Section 409A of the Code, the Supplemental Executive Retirement Plan has been amended and restated, effective as of December 31, 2008, as the Invacare Corporation Cash Balance Supplemental Executive Retirement Plan, which is referred to in this proxy statement as the "SERP."

Prior to amendment, the SERP provided for an annual benefit equal to 50% of a participant's annual base salary and target bonus on the April 1 immediately preceding or coincident with the date of termination. The benefit was reduced if the participant had less than 15 years of service with the Company. As amended, the SERP provides a benefit stated as a hypothetical account balance. Current participants, who were participants in the SERP prior to amendment, receive annual credits in the amount and for a maximum number of years as specified in their participation agreements. For such participants, the annual credits, together with annual interest credits, were structured with the intent to result in a benefit at normal retirement age that is substantially equivalent to the benefit that would have been provided at normal retirement age under the SERP prior to amendment. Future participants would receive annual credits that are a specified percentage (ranging from 8% to 35%, based on age at date of entry) of their annual base salary and target bonus for each year of employment, plus annual interest credits. The annual credits for such participants would not be made for any year in which the participant's account balance at June 30 is equal to or greater than 3.65 times that year's base salary and target bonus. Effective July 1, 2011, the Compensation Committee suspended the contributions by the Company to the SERP (see Compensation Discussion and Analysis).

Normal retirement age is age 65 or attainment of age 62 with 15 years of service with the Company. Annual interest credits at the established interest crediting rate will continue as long as the participant retains an account under the SERP. The interest crediting rate was initially set at 6% per year, compounded annually, and may be changed from time to time by the Compensation Committee. Effective July 1, 2011, the Compensation Committee reduced the interest crediting rate to 0% (see Compensation Discussion and Analysis). A participant will vest in his benefit in 20% increments over 5 years; however, payment of a participant's benefit generally will be made no earlier than normal retirement age, even if a participant terminates employment with a vested benefit prior to reaching normal retirement age. Also, retirement benefits generally are delayed until at least the later of the seventh month or the January after termination of employment. Upon entry into the SERP, a participant can make an election to receive his benefit, when it is ultimately paid, either in the form of a lump sum payment or in annual installments over a period not to exceed 25 years.

Notwithstanding the foregoing, if a participant's employment is terminated within two years following a "change in control" (as such term is defined in the SERP), the participant's account will become fully vested. In addition, his or her account will be credited with such additional amount as is necessary to bring the

balance of the account to an amount equal to 3.65 times the greater of base salary plus target bonus for the year of termination or the preceding year, discounted from normal retirement age to the date of termination of employment (if earlier) at the interest crediting rate compounded annually. Payment of the benefit to such participant shall be made six months after termination of employment. Furthermore, if a participant dies prior to distribution of his or her benefits, a lump sum payment of the greater of his account balance or his base salary and target bonus at the time of death will be paid to his beneficiary within 30 days after death. If a participant's employment is terminated by reason of "disability" (as defined in the SERP), the participant will be entitled to an enhanced retirement benefit of not less than 3.65 times base salary plus target bonus, prorated for less than 15 years of service.

The SERP is a nonqualified plan and, thus, the benefits accrued under this plan would be subject to the claims of the Company's general creditors if the Company were to file for bankruptcy. The benefits will be paid (1) from an irrevocable grantor trust which has been partially funded from the Company's general funds and/or (2) directly from the Company's general funds.

Nonqualified Deferred Compensation for Fiscal Year 2012

The following table presents information for each of the Named Executive Officers regarding contributions, earnings, withdrawals and balances under the DC Plus Plan.

Name	Executive Contributions in 2012 ($)(1)	Company Contributions in 2012 ($)(2)	Aggregate Earnings in 2012 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2012 ($)(4)
A. Malachi Mixon, III	46,302	51,110	84,745	—	1,350,022
Gerald B. Blouch	49,567	43,837	155,619	—	1,382,171
Robert K. Gudbranson	—	4,332	20	—	45,145
Joseph B. Richey, II	—	4,918	17,589	—	140,400
Louis F.J. Slangen...............	20,481	15,114	207,440	—	1,873,430

(1) The amounts reported in this column represent the portion of the officer's salary and/or bonus, as reported in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table, that was deferred into the plan.

(2) The amounts reported in this column have been included with respect to each officer in the "All Other Compensation" column of the Summary Compensation Table above, as described in footnotes (7), (8), (9), (10), (11) and (12) to that table.

(3) No portion of the amounts reported in this column that represent accrued interest has been included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table, since none of the amounts reported in this column represent above-market or preferential interest or earnings accrued on the applicable plan. Please see the discussion below under DC Plus Plan for a description of how earnings under the plan are calculated.

(4) Other than Company contributions (and the earnings thereon) made by the Company on behalf of each Named Executive Officer, the account balances shown in this column are solely attributable to deferrals by the Named Executive Officers of previously earned compensation and the earnings on these amounts.

DC Plus Plan

The DC Plus Plan is a non-qualified contributory savings plan for highly compensated employees. The program is offered to allow participants to defer compensation above the amount allowed in the Invacare Retirement Savings Plan, the Company's qualified retirement plan, and to provide participants with additional pre-tax savings opportunities. The DC Plus Plan is the successor to a prior non-qualified plan, the 401(k) Plus Plan. In 2004, the Company froze what was originally established as the 401(k) Plus Plan and prohibited

further deferrals and contributions to that plan for compensation earned after December 31, 2004. It then adopted the DC Plus Plan, effective January 1, 2005, in order to address the requirements of Section 409A of the Code. All benefits of the participants earned and vested in the 401(k) Plus Plan as of December 31, 2004 remain preserved under and subject to the existing plan provisions. These plans are referred to in this proxy statement collectively as the "DC Plus Plan."

The DC Plus Plan allows participants to defer all or any portion of their annual cash bonus compensation and up to 50% of their salary into the plan. The Company has the discretion to provide matching contribution credits on amounts deferred, in accordance with the matching contribution percentage formula provided under the Retirement Savings Plan. The Company also has the discretion to provide for quarterly contribution credits on amounts of compensation in excess of the qualified plan compensation limit, in accordance with the quarterly contribution formula under the Retirement Savings Plan. For 2012, if the participant deferred at least 3% of compensation to the DC Plus Plan, the match was 2% of compensation deferred under the DC Plus Plan. During 2012, quarterly contributions were 1% of compensation in excess of the qualified plan compensation limit, without regard to the amount of deferrals made under the DC Plus Plan (see Compensation Discussion and Analysis). Effective January 1, 2011, the DC Plus Plan was amended to permit the Company to enter into agreements with individual executives to provide for special discretionary contributions to be made on behalf of the executive in the amount specified in any such agreement, which contributions would be made in lieu of the executive's participation in the SERP. None of the Named Executive Officers has received such an agreement or such a discretionary contribution.

Participants may allocate contributions among an array of funds representing a full range of risk/return profiles, including Company common shares reflected in phantom share units. Employee deferrals and contributions by the Company for the benefit of each employee are credited with earnings, gains or losses based on the performance of investment funds selected by the employee. Earnings under the DC Plus Plan in 2012 were based on the following funds, which had the following annual returns in 2012: Fidelity VIP Money Market SVC, 0.04%; PIMCO VIT Total Return Admin, 9.60%; PIMCO VIT Real Return Admin, 8.76%; T Rowe Price Equity Income I, 17.15%; Fidelity VIP Index 500 Initial, 15.91%; T. Rowe Price Blue Chip Growth, 18.26%; Janus Aspen Perkins Mid Cap Value Instl, 11.14%; Morgan Stanley UIF Mid Cap Growth I, 8.69%; Royce Capital Small Cap, 12.50%; Alger Small Cap Growth, 12.50%; MFS VIT II International Value Initial, 16.23%; American Fund IS International 2, 17.91%; and Invacare common shares, 6.87%. This array of funds is comparable to the array of funds offered for investment under the Invacare Retirement Savings Plan. Participants do not have any direct interest in or ownership of the funds. Participants' contributions are always 100% vested and employer contributions vest according to a five year graduated scale.

Distributions under the DC Plus Plan may be made only upon termination of the participant's employment, death, or hardship, or at the time specified by the participant at the time of deferral in accordance with the terms of the plan. In contrast, amounts held under the original 401(k) Plus Plan may still be distributed at any time at the election of the participant, subject to the forfeiture by the participant of 5% of the amount distributed. All distributions under the DC Plus Plan are in the form of cash. Distributions due to termination of employment are made within 90 days after termination of employment (or the seventh month after termination of employment in the case of key employees (as that term is defined in the Code)). Distributions are paid in the form of a lump sum, except that a participant may elect to have payment made in annual installments over a period of up to 15 years if termination occurs after retirement age (age 55 with 10 years of service) and the account is over a minimum amount. Elections to participate in the DC Plus Plan must be made by the employee in accordance with the requirements of the plan and applicable law.

Other Potential Post-Employment Compensation

Severance and Change of Control Benefits

Upon termination of employment for certain reasons (other than a termination following a change of control of the Company) severance benefits may be paid to the Named Executive Officers. The severance benefits payable to Mr. Blouch are addressed in his Severance Protection Agreement, discussed below, and the severance benefits payable to Messrs. Gudbranson, Richey and Slangen are addressed in the description

of each of their respective letter agreements below. Mr. Mixon is not covered under a general severance agreement, but is entitled to receive benefits under a change of control agreement (discussed below under Change of Control Agreements) like all of the other Named Executive Officers and under a Chairman Retirement Program (discussed below under Chairman Retirement Program).

Severance Protection Agreement

In 2002, the Company entered into a Severance Protection Agreement with Mr. Blouch. Under the terms of the agreement, if Mr. Blouch's employment is terminated by reason of death or disability, by the Company for cause (as defined in the agreement) or by Mr. Blouch other than for good reason (as defined in the agreement), he or his estate is entitled to receive payment of any compensation and benefits accrued but unpaid at the time of such termination. If Mr. Blouch's employment is terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or disability), he then is entitled to receive the following benefits:

- compensation equal to three times the amount of his then applicable annual base salary, to be paid in a lump sum no later than six months and a day following termination or, if earlier, by the 15th day of the third month following the calendar year in which termination occurred ("Short-term Date");
- 75% of his target bonus for the year in which employment ends, to be paid in a lump sum no later than the Short-term Date;
- any then-outstanding stock option grant or stock award shall immediately vest in full as of the date of termination of employment; and
- the exercise period of any unexercised stock option shall be extended until two years after the date of termination of employment (unless the option expires earlier by its terms). In addition, Mr. Blouch may exercise all options by means of a cashless exercise program, so long as (a) the program is permitted under applicable law, and (b) the Company is not required to recognize additional compensation expense as a result of the exercise.

In accordance with the terms described above, assuming that Mr. Blouch's employment with the Company was terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or disability) as of December 31, 2012, the amounts and/or values of the benefits he would be entitled to receive are as follows: (1) $2,613,750 in respect of three times his applicable base salary; (2) $653,438 in respect of 75% of his applicable target bonus; and (3) $1,284,918 in respect of the present value of acceleration of vesting of outstanding unvested stock option grants and restricted stock awards and of the extension of the exercise periods of outstanding unexercised stock options, for a total of $4,552,106. The agreement also provides that, if applicable, Mr. Blouch would be entitled to a lump sum payment as necessary to "gross up," on an after-tax basis, Mr. Blouch's compensation for all excise taxes and any penalties and interest imposed by Section 4999 of the Code.

The agreement contains provisions which restrict Mr. Blouch's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of two years following the date of termination of his employment or two years after the last payment due to Mr. Blouch pursuant to the severance provisions described above, whichever is later. The agreement also contains provisions requiring Mr. Blouch to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment. The agreement will automatically terminate upon a change in control (as defined in the agreement).

Other Severance Arrangements

The Company has entered into letter agreements with each of Messrs. Gudbranson, Richey and Slangen which provide that, upon a termination of employment other than by the Company for cause, each executive will be entitled to continuation of his then-applicable base salary for one year, to receive a pro rata portion of his target bonus for the year in which his employment ends based on the date of termination, and

to continuation of health insurance benefits until the earlier of the end of the severance period or such time as he obtains employment that provides such coverage.

In accordance with the terms described above, assuming that the employment of each of Messrs. Gudbranson, Richey and Slangen was terminated by the Company other than for cause as of December 31, 2012, and assuming that these individuals were not entitled to benefits under their change of control agreements, the amounts and/or values of the benefits they each would be entitled to receive are as follows: (1) Mr. Gudbranson would be entitled to $412,000 in respect of the continuation of his current base salary for one year, $309,000 in respect of his target bonus for the year and $13,846 in respect of the continuation of his current health insurance benefits for one year, for a total of $734,846; (2) Mr. Richey would be entitled to $435,000 in respect of the continuation of his current base salary for one year, $326,250 in respect of his target bonus for the year and $490 in respect of the continuation of his current health insurance benefits for one year, for a total of $761,740; and (3) Mr. Slangen would be entitled to $398,000 in respect of the continuation of his current base salary for one year, $298,500 in respect of his target bonus for the year and $2,145 in respect of the continuation of his current health insurance benefits for one year, for a total of $698,645.

The Company also has entered into a technical information and non-competition agreement with each of Messrs. Gudbranson, Richey and Slangen which contain provisions requiring each executive to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment. The agreements also contain provisions which restrict each executive's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of two years following the date of termination of his employment; provided that, if the executive is unable to obtain employment consistent with his training and education solely because of the non-competition provisions of the agreement, the provisions will be effective only for so long as the Company makes monthly payments to the executive equal to his monthly base salary at the time of termination of his employment with the Company (including payment of premiums for health and life insurance as generally provided to the Company's employees).

Change of Control Agreements

The Company has entered into change of control agreements with its executive officers, including each of the Named Executive Officers. The agreements continue through December 31 of each year and are automatically extended in one-year increments unless the Company gives prior notice of termination at least one year in advance. These agreements are intended to ensure the continuity of management and the continued dedication of the executives during any period of uncertainty caused by the possible threat of a takeover. Except for the payments described in the next paragraph, Invacare's change of control agreements are so-called "double trigger" agreements in that they do not provide for benefits unless there is both a change of control of the Company and an executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) within three years after the change of control.

In the event that there is a change of control of the Company (as defined in the agreement), then on the first anniversary of the change of control, each covered executive (a) who is still employed by the Company, (b) whose employment was involuntarily terminated after the Change in Control for any reason other than cause (as defined in the agreement), death or disability, or (c) who terminated employment for good reason (as defined in the agreement) is entitled to receive a payment equal to the sum of (x) the highest annual base salary paid by the Company to the executive since the effective date of the agreement; and (y) the higher of the executive's target bonus in the year in which the change of control occurs or the target bonus in the preceding year (such sum being hereinafter referred to as "Base Compensation"). Assuming a change of control of the Company as of December 31, 2012, if each of the Named Executive Officers was entitled to the payment equal to his Base Compensation described in this paragraph, he would be entitled to receive the following: (1) Mr. Mixon: $1,533,334; (2) Mr. Blouch: $1,742,500; (3) Mr. Gudbranson: $721,000; (4) Mr. Richey: $761,250; and (5) Mr. Slangen: $696,500.

In addition, if the executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) at any time during the three year period following a change of control under the conditions set forth in the agreements, the executive will receive, in addition to accrued but unpaid salary, bonus and vacation pay, the following:

- a lump sum amount equal to two times the executive's Base Compensation;
- a lump sum amount equal to three times the greatest contribution made by the Company to each of the Invacare Retirement Savings Plan and the DC Plus Plan on behalf of the executive for any year in the three years prior to the change of control, as well as a lump sum payment equal to the unvested portion of the executive's account under the Invacare Retirement Savings Plan;
- a lump sum amount equal to the sum of the contributions and interest that were scheduled to be added to the executive's account under the SERP during the three year period immediately following the date of termination of employment if the executive had continued to be employed by the Company for three years after termination of employment, as reflected in the executive's participation agreement under the SERP;
- continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years after termination of employment; and
- a lump sum payment as necessary to "gross up," on an after-tax basis, the executive's compensation for all excise taxes and any penalties and interest imposed by Sections 4999 and 409A of the Code.

The Company's equity compensation plans, the 401(k) Plus Plan and the DC Plus Plan provide for the following upon a change in control:

- accelerated vesting of all outstanding unvested stock options, so that all options become exercisable in full;
- accelerated vesting of all outstanding restricted stock; and
- immediate vesting of the executive's rights under the 401(k) Plus Plan and the DC Plus Plan.

The change in control agreements also provide for these benefits if the executive is terminated without cause or resigns for good reason within three years after the change in control. Accordingly, the executive would receive the accelerated vesting of these benefits under the change in control agreements upon a qualifying termination of employment if they were not otherwise provided for under the plans at the time of the change of control, as a result of the Board determining not to accelerate vesting or due to an amendment in the terms of the plans. The change in control agreements further provide that all vested options will continue to be exercisable for two years after termination (unless the option earlier expires by its terms). Finally, the change in control agreements generally provide that the agreements will automatically terminate upon a termination of employment prior to a change in control. However, if an executive is involuntarily terminated or terminates employment for good reason (as defined in the agreement) within the six months before, and primarily in anticipation of, a change in control, then effective as of the date of the change in control, the executive will be vested in and entitled to receive the same benefits to which he would have been entitled to if his termination of employment had occurred after the change in control.

The following table reflects the approximate amounts that would be payable to each Named Executive Officer under the individual change of control agreements assuming that the change of control occurred at December 31, 2012 and that such executive's employment was terminated in a manner triggering payment of the above benefits, including a gross-up for certain taxes in the event that any payments made in connection with a change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and assuming that no payments would be subject to excise tax or penalties imposed by Section 409A of the Internal Revenue Code.

Name	Lump Sum Severance Amount ($) (1)	Continuing Benefit Plan Coverage ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Stock ($) (3)	DBO Plan Coverage ($) (4)	Estimated Tax Gross Up ($) (5)	Total ($)
A. Malachi Mixon, III	5,658,784	81,507	—	183,591	—	—	5,923,882
Gerald B. Blouch.............	6,696,258	35,840	—	228,664	1,742,500	2,899,395	11,602,657
Robert K. Gudbranson.....	2,725,504	44,807	—	57,479	721,000	1,206,409	4,755,199
Joseph B. Richey, II.........	2,484,365	20,910	—	30,021	761,250	—	3,296,546
Louis F. J. Slangen..........	2,452,085	35,116	—	30,273	696,500	999,624	4,213,598

(1) This amount is comprised of (i) a lump sum amount equal to the executive's retention payment (which is equal to his Base Compensation) plus an additional amount which, together, equal three times the executive's Base Compensation (which is $4,600,002 for Mr. Mixon, $5,227,500 for Mr. Blouch, $2,163,000 for Mr. Gudbranson, $2,283,750 for Mr. Richey and $2,089,500 for Mr. Slangen); (ii) a lump sum amount equal to three times the greatest contribution made by the Company on behalf of the executive for any year in the three years prior to the change of control to (A) the Invacare Retirement Savings Plan (which is $44,100 for Messrs. Mixon, Blouch, Slangen and Gudbranson, and $29,400 for Mr. Richey), (B) the DC Plus Plan (which is $344,301 for Mr. Mixon, $219,021 for Mr. Blouch, $52,416 for Mr. Gudbranson, $70,824 for Mr. Richey and $86,277 for Mr. Slangen), and (iii) a lump sum amount equal to the sum of the contributions and credited interest which were scheduled to be added to the executive's account under the SERP during the three year period following the change of control if the executive had continued in the employ of the Company through the third anniversary of the change of control (which is $670,381 for Mr. Mixon, $1,205,637 for Mr. Blouch, $465,988 for Mr. Gudbranson, $100,391 for Mr. Richey and $232,208 for Mr. Slangen).

(2) This amount represents the present value of continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years following the date of termination.

(3) These awards would become vested and the amount shown represents the present value of the acceleration of vesting under Section 4999 of the Internal Revenue Code.

(4) The amounts in this column are amounts that would be payable to beneficiaries of the Named Executive Officers under the Company's Death Benefit Only Plan if the executive subsequently died following a termination of his employment after a change of control on December 31, 2012. See Retirement and Other Post-Termination Benefits - Death Benefit Only Plan below.

(5) The estimated tax gross-up is calculated assuming that a change of control of the Company and termination of the executive's employment occurred at December 31, 2012 and assuming that none of the payments made pursuant to the change of control agreements were made in consideration of past services.

Retirement and Other Post-Termination Benefits

The Company maintains other plans and arrangements with its Named Executive Officers which provide for post-employment benefits upon the retirement or death of the executives, as further described below.

Retirement Plans

The Company's Named Executive Officers are eligible to participate in the SERP and the DC Plus Plan. The SERP and the present value of the accumulated benefits of each Named Executive Officer under the SERP are described elsewhere in this proxy statement under the Pension Benefits Table. The DC Plus Plan and the aggregate account balance of each Named Executive Officer under the plan are described elsewhere in this proxy statement under the Non-Qualified Deferred Compensation Table.

Death Benefit Only Plan

The Company maintains a Death Benefit Only Plan ("DBO Plan") for its senior executives other than the executive Chairman of the Board. By participating in the DBO Plan, an executive agrees to limit his or her coverage under the Company's other group life insurance plans to a maximum of $50,000. Under the DBO Plan, subject to certain limitations, if a participant dies while employed by the Company, his or her designated beneficiary shall receive a benefit equal to three times the executive's highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with his or her death. If a participant dies after attaining age 65 or after his or her employment with the Company is otherwise terminated following a change of control of the Company, a payment equal to his highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with such event will be payable on behalf of the participant. The Company may, in its discretion, pay an additional amount in order to "gross up" the participant for some or all of the income taxes that may result from the benefits described above. With respect to each Named Executive Officer, if the executive had died on December 31, 2012, the following amounts would have been payable on an after-tax basis under the DBO Plan: (1) $5,253,000 to the beneficiaries of Mr. Blouch (who is over age 65); (2) $2,283,750 to the beneficiaries of Mr. Richey (who is over age 65); (3) $2,089,500 to the beneficiaries of Mr. Slangen (who is over age 65); and (4) $2,163,000 to the beneficiaries of Mr. Gudbranson. Upon a change of control of the Company, the Company's obligations under the DBO Plan will be binding on any successor to the Company and the foregoing benefits would be payable to a participant under the DBO Plan in accordance with the terms described above upon the death of the participant following the change of control.

Chairman Retirement Program

In March 2000, the Company established a retirement program for Mr. Mixon. Under the program, upon his retirement, Mr. Mixon is to be provided with a spending account of $200,000 per year for each of the five years following retirement for reimbursement of office and clerical support, financial and legal planning and other reasonable expenses incurred in an ongoing role as consultant to the Company. If, at the end of any year, any amounts remain in such account, the remaining amounts are to be paid to Mr. Mixon or his beneficiaries. The program further provides that, for each of the five years following his retirement, Mr. Mixon will be reimbursed for the cost of private or first class airfare of up to a maximum of $30,000 per year, the cost of home security expenses of up to $2,000 per year and the annual premium cost for medical insurance for Mr. Mixon and his spouse that is substantially similar to that maintained by the Company on his behalf prior to his retirement. In addition, during the five years after his retirement, Mr. Mixon will continue to be eligible to participate, at the Company's cost, in such personal umbrella insurance coverage and medical check-up benefit plans as may be maintained by the Company for its senior executives. The program will terminate on the earlier of the fifth anniversary of Mr. Mixon's retirement from the Company or a change of control of the Company as defined under the Change of Control Agreements described above. The Company estimates that, assuming that Mr. Mixon retired from the Company at December 31, 2012, the total amount payable to Mr. Mixon in connection with the foregoing benefits over the five-year period following retirement would be equal to approximately $1,255,290.

Compensation of Directors

Non-employee directors were paid a $60,000 annual retainer in 2012. The Company's Lead Director received an additional annual retainer of $15,000 in 2012. In 2012, the Chairman of the Audit Committee and the Chairman of the Compensation and Management Development Committee each received an additional annual retainer of $15,000, and the Chairmen of the Investment, Governance and Nominating Committees each received an additional annual retainer of $10,000. To the extent any director was required to attend in excess of 24 Board or committee meetings in a year, the director was paid a fee equal to $1,500 for each meeting in excess of 24 he or she attended. Upon joining the Board of Directors, a newly-elected director receives a one-time grant of stock options to purchase a number of shares equal to $150,000 divided by the market price of Invacare common shares on the date of grant, vesting over a four-year term. In August 2012, each non-employee director was granted a restricted stock award of 5,000 shares.

2012 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
James C. Boland	41,042	(3)	66,850	—		—	—	80	(22)	107,972
Michael F. Delaney.....	60,000	(4)	66,850	—	(5)	—	—	—		126,850
C. Martin Harris, M.D. .	79,375	(6)	66,850	—	(7)	—	—	640	(22)	146,865
Dale C. LaPorte	70,000	(8)	66,850	—	(9)	—	—	—		136,850
Dan T. Moore, III	68,750	(10)	66,850	—	(11)	—	—	—		135,600
William M. Weber........	75,000	(12)	66,850	—	(13)	—	—	40	(22)	141,890
James L. Jones...........	60,000	(14)	66,850	—	(15)	—	—	—		126,850
Charles S. Robb	65,833	(16)	66,850	—	(17)	—	—	—		132,683
Baiju R. Shah..............	60,000	(18)	66,850	—	(19)	—	—	—		126,850
Ellen O. Tauscher........	55,000	(21)	66,850	—	(22)	—	—	—		121,850

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(1) The values reported in this column represent the dollar amount of expense, calculated in accordance with ASC 718, *Compensation - Stock Compensation,* to be recognized for financial statement purposes over the respective vesting periods with respect to all restricted stock awarded to each director during 2012. For a summary of the terms of these awards, see the discussion following the Grants of Plan-Based Awards Table. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(2) The values reported in this column represent the dollar amount of expense, calculated in accordance with ASC 718, *Compensation - Stock Compensation,* to be recognized for financial statement purposes over the respective vesting periods with respect to all stock options awarded to each director during 2012. For a summary of the terms of these awards, see the discussion following the Grants of Plan-Based Awards Table. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(3) The fees to Mr. Boland include a $25,000 retainer, a $5,625 additional retainer for his service as Lead Director, a $6,250 additional retainer for his service as Chairman of the Compensation and Management Development Committee, and a $4,167 additional retainer for his service as Chairman of the Governance Committee (each representing the prorated portion of his annual retainer amounts through the date of his retirement from the Board). Mr. Boland retired as a director of the Company effective as of May 17, 2012.

(4) The fees to Mr. Delaney represent a $60,000 retainer.

(5) As of the end of the fiscal year, Mr. Delaney held options to buy 24,691 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 12, 2003 and December 22, 2010, at exercise prices between $10.695 to $47.01 per share, expired or will expire between March 12, 2013 and August 20, 2018, and became or will become exercisable between March 31, 2004 and January 1, 2014.

(6) The fees to Dr. Harris include a $60,000 retainer, an $9,375 additional retainer for his service as Lead Director, a $4,167 additional retainer for his service as Chairman of the Nominating Committee, and a $5,833 additional retainer for his service as Chairman of the Governance Committee (each representing the prorated portion of his annual retainer amounts for the portion of the year served in each position). Dr. Harris was appointed as Lead Director and Chairman of the Governance

Committee as of May 17, 2012 and served as Chairman of the Nominating Committee until the Board realigned committee assignments on May 17, 2012.

(7) As of the end of the fiscal year, Dr. Harris held options to buy 30,779 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 6, 2003 and August 20, 2008 at exercise prices between $23.71 to $47.01 per share, expired or will expire between February 6, 2013 and August 20, 2018, and became or will become exercisable between January 24, 2004 and September 30, 2012.

(8) The fees to Mr. LaPorte include a $60,000 retainer, as well as a $10,000 retainer for his service as Chairman of the Investment Committee.

(9) As of the end of the fiscal year, Mr. LaPorte held options to buy 7,858 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted on February 12, 2009 at an exercise price of $19.09 per share, will expire on February 13, 2019, and became exercisable between March 31, 2010 and March 31, 2013.

(10) The fees to Mr. Moore include a $60,000 retainer, as well as a $8,750 retainer for his service as Chairman of the Compensation and Management Development Committee (such amount representing the prorated portion of his annual retainer amount for the portion of the year served in such position). Mr. Moore was appointed as Chairman of the Compensation and Management Development Committee effective as of May 17, 2012.

(11) As of the end of the fiscal year, Mr. Moore held options to buy 27,142 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 12, 2003 and August 20, 2008, at exercise prices between $23.71 to $47.01 per share, expired or will expire between March 12, 2013 and August 20, 2018, and became exercisable between March 31, 2003 and September 30, 2012.

(12) The fees to Mr. Weber include a $60,000 retainer, as well as a $15,000 retainer for his service as Chairman of the Audit Committee.

(13) As of the end of the fiscal year, Mr. Weber held options to buy 27,524 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 12, 2003 and December 22, 2010, at exercise prices between $22.7025 to $47.01 per share, expired or will expire between March 12, 2013 and August 20, 2018, and became or will become exercisable between March 31, 2004 and January 1, 2015.

(14) The fees to General Jones represent a $60,000 retainer.

(15) As of the end of the fiscal year, General Jones held options to buy 8,563 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted between December 1, 2010 and December 22, 2010, at exercise prices between $22.7025 to $27.82 per share, will expire between December 31, 2014 and December 1, 2020, and will become exercisable between September 30, 2011 and January 1, 2016.

(16) The fees to Senator Robb include a $60,000 retainer, as well as a $5,833 retainer for his service as the Chairman of the Nominating Committee (such amount representing the prorated portion of his annual retainer amount for the portion of the year served in such position). Senator Robb was appointed as the Chairman of the Nominating Committee effective as of May 17, 2012.

(17) As of the end of the fiscal year, Senator Robb held options to buy 13,161 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted between March 1, 2010 and December 22, 2010, at exercise prices between $22.7025 to $28.67 per share, will expire between December 31, 2015 and March 1, 2020, and became or will become exercisable between March 31, 2011 and January 1, 2015.

(18) The fees to Mr. Shah represent a $60,000 retainer.

(19) As of the end of the fiscal year, Mr. Shah held options to buy 4,496 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted on May 19, 2011 at an exercise price of $33.36 per share, will expire on May 19, 2021, and became or will become exercisable between March 31, 2012 and March 31, 2015.

(20) Ms. Tauscher was appointed to the Board of Directors effective February 9, 2012. The fees to Ms. Tauscher represent a prorated portion of her annual retainer for service during 2012.

(21) As of the end of the fiscal year, Ms. Tauscher held options to buy 8,542 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted on February 9, 2012 at an exercise price of $17.56 per share, will expire on February 9, 2022, and became or will become exercisable between March 31, 2013 and March 31, 2016.

(22) Other compensation includes personal use of corporate suites or tickets to sporting events. See the discussion in footnote 7 to the Summary Compensation Table for a description of the Company's methodology for determining the incremental cost of this perquisite.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the annual meeting other than those stated in the Notice of Annual Meeting of Shareholders. However, if other matters properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote based on their best judgment on any other matters unless instructed to do otherwise.

Any shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by Invacare in connection with its annual meeting of shareholders to be held in 2014 must do so no later than December 4, 2013. To be eligible for inclusion in our 2014 proxy material, proposals must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

If a shareholder intends to present a proposal (including with respect to director nominations) at Invacare's 2014 annual meeting without the inclusion of that proposal in the Company's 2014 proxy materials, the shareholder must give written notice of such proposal no later than March 17, 2014, which is 60 days prior to the first anniversary of the preceding year's annual meeting, and no earlier than February 14, 2014, which is 90 days prior to the first anniversary of the preceding year's annual meeting, in accordance with the Code of Regulations, as amended.

Upon the receipt of a written request from any shareholder, Invacare will mail, at no charge to the shareholder, a copy of Invacare's 2012 Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission, for Invacare's most recent fiscal year. Written requests for any Reports should be directed to:

Shareholder Relations Department
Invacare Corporation
One Invacare Way, P.O. Box 4028
Elyria, Ohio 44036-2125

You are urged to sign and return your proxy promptly in the enclosed return envelope to make certain your shares will be voted at the annual meeting.

By Order of the Board of Directors,

ANTHONY C. LAPLACA
Secretary

Appendix A

INVACARE CORPORATION
2013 EQUITY COMPENSATION PLAN

ARTICLE I.
PURPOSE AND DURATION

Section 1.01. Establishment of the Plan. Invacare Corporation, an Ohio corporation, hereby establishes an equity-based compensation plan, to be known as the Invacare Corporation 2013 Equity Compensation Plan (the "Plan"). The Plan was adopted by the Company's Board on March 27, 2013, contingent on shareholder approval.

Section 1.02. Purposes of the Plan. The purposes of the Plan are to further the growth and financial success of the Company and its Affiliates by aligning the interests of Participants more closely with the interests of the Company's shareholders, to provide Participants with an additional incentive to excel in performing services for the Company and its Affiliates, and to promote teamwork among Participants. The Plan is further intended to provide flexibility to the Company and its Affiliates in attracting, motivating, and retaining key employees and directors. To achieve these objectives, the Plan provides for the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and Shares.

ARTICLE II.
DEFINITIONS AND RULES OF INTERPRETATION

Section 2.01. Definitions. For purposes of the Plan, the following words and phrases shall have the following meanings, unless a different meaning is plainly required by the context:

(a) *"2003 Plan"* means the Invacare Corporation Amended and Restated 2003 Performance Plan.

(b) *"Act"* or *"1934 Act"* means the Securities Exchange Act of 1934, as amended from time to time.

(c) *"Affiliate"* means any corporation or any other entity (including, but not limited to, a partnership, limited liability company, joint venture, or Subsidiary) controlling, controlled by, or under common control with the Company.

(d) *"Affiliated SAR"* means an SAR that is granted in connection with a related Option and is deemed to be exercised at the same time as the related Option is exercised.

(e) "*Aggregate Share Limit*" has the meaning specified in Section 4.01(a).

(f) *"Award"* means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, shares of Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Shares.

(g) *"Award Agreement"* means the written agreement that sets forth the terms and conditions applicable to an Award.

(h) *"Board"* or *"Board of Directors"* means the Company's Board of Directors, as constituted from time to time.

(i) *"Cashless Exercise"* means, if there is a public market for the Shares, the payment of the Exercise Price for Options (i) through a same day sale commitment from the Participant and a FINRA member firm, whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay the Exercise Price, and whereby the FINRA member firm irrevocably commits upon receipt of such stock to forward the Exercise Price directly to the Company, or (ii) through a margin commitment from the Participant and a FINRA member firm whereby the Participant

irrevocably elects to exercise the Option and to pledge the Shares so purchased to the FINRA member firm in a margin account as security for a loan from the FINRA member firm in the amount of the Exercise Price and whereby the FINRA member firm irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company and the Company agrees to deliver the shares upon receipt of the funds.

(j) *"Cause"* means, with respect to any Participant, the meaning ascribed to such term in any employment, severance or change in control agreement entered into by such Participant. If a Participant has not entered into any employment, severance or change in control agreement with a definition of Cause, then "Cause" means the occurrence of any of the following events: (a) a Participant's conviction of, or plea of guilty or *nolo contendere* to, a felony (other than one arising from the operation of a motor vehicle) or any crime of moral turpitude, fraud or dishonesty; (b) a Participant's misappropriation, embezzlement, or attempted misappropriation or embezzlement, of any business opportunity, funds or property of the Company or any of its Affiliates or Subsidiaries (including attempting to secure or securing any personal profit in connection with any transaction involving the Company or its Affiliates or Subsidiaries); (c) the Participant's fraud or dishonesty against the Company or any of its Affiliates or Subsidiaries; (d) the Participant's breach of any Award Agreement or any Technical Information Agreement & Non-Competition Agreement entered into by the Participant or failure to adhere to any material written rule or policy of the Company; provided, however, that if such breach or failure is reasonably susceptible to cure; the Company shall notify the Participant in writing of the acts believed to constitute such breach or failure, and if the Participant corrects or remedies such acts within ten (10) business days after such notice is given, then such breach or failure shall not be deemed to be "Cause" hereunder; or (e) the Participant's voluntary resignation or other termination of employment effected by the Participant under circumstances in which the Company could effect such termination with Cause pursuant to this Plan.

(k) *"Change in Control"* has the meaning specified in Section 14.01.

(l) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time.

(m) *"Committee"* means the Compensation and Management Development Committee of the Board or such other committee appointed by the Board that complies with Section 3.01 to administer the Plan.

(n) *"Company"* means Invacare Corporation, an Ohio corporation, and any successor thereto.

(o) *"Covered Employee"* means an Employee who is a "covered employee" as defined in Code Section 162(m)(3).

(p) *"Demotion or Removal"* means, with respect to a Participant, other than by voluntary resignation or with the Participant's written consent, the Participant's ceasing to hold the highest position held by him or her at any time during the one-year period ending on the date of the consummation of a Change in Control with all of the duties, authority, and responsibilities of that office as in effect at any time during the one-year period ending on the date of the Change of Control.

(q) *"Director"* means any individual who is a member of the Board of Directors.

(r) *"Effective Date"* means May 16, 2013, which is the date on which the Company's shareholders initially approved the Plan.

(s) *"Employee"* means an officer or key employee of the Company or an Affiliate a leased employee or an individual who provides services for the Company or any Affiliate that is substantially similar to services an employee would provide.

(t) *"Exercise Price"* means, (i) with respect to an Option, the price at which a Share may be purchased by a Participant pursuant to the exercise of such Option; and (ii) with respect to a SAR, the base amount of such SAR.

(u) *"Fair Market Value"* means, with respect to a Share as of a particular date, the per share closing price for the Shares on such date, as reported by the principal exchange or market over which the Shares are then listed or regularly traded. If the Shares are not traded over the applicable exchange or market on the date as of which the determination of Fair Market Value is made, "Fair Market Value" means the per share closing price for the Shares on the most recent preceding date on which the Shares were traded over such exchange or market. If the Shares are not traded on any national securities exchange or market, the "Fair Market Value" of a Share shall be determined by the Committee in a reasonable manner pursuant to a reasonable valuation method. Notwithstanding anything to the contrary in the foregoing, as of any date, the "Fair Market Value" of a Share shall be determined in a manner consistent with avoiding adverse tax consequences under Code Section 409A and, with respect to an Incentive Stock Option, in the manner required by Code Section 422.

(v) *"FINRA"* means the Financial Industry Regulatory Authority.

(w) *"Fiscal Year"* means the annual accounting period of the Company.

(x) *"Freestanding SAR"* means an SAR that is granted independently of any Option.

(y) *"Grant Date"* means the date specified by the Committee or the Board, or a delegate of the Committee or the Board, on which a grant of an Award under this Plan will become effective, which date will not be earlier than the date on which the Committee or the Board, or a delegate of the Committee or the Board, takes action with respect thereto.

(z) "*Good Reason*" means, with respect to any Participant, the meaning ascribed to such term in any employment, severance or change in control agreement entered into by such Participant. If the Participant has not entered into any employment, severance, or change in control agreement with a definition of "Good Reason," then "Good Reason" means the occurrence of one or more of the following events within the two-year period following a Change in Control:

(i) The Participant is subjected to a Demotion or Removal involving a material diminution in the Participant's authority, duties, or responsibilities or in those of the individual to whom the Participant is required to report;

(ii) The Participant's annual base salary is materially reduced (which for this purposes shall be deemed to occur if the reduction is five percent (5%) or greater);

(iii) The Participant's opportunity for incentive compensation is materially reduced from the level of his or her opportunity for incentive compensation as in effect immediately before the date of the Change in Control or from time to time thereafter (which for this purposes shall be deemed to occur if the reduction is equivalent to a five percent (5%) or greater reduction in Participant's annual base salary immediately prior to the Change in Control);

(iv) The Participant is excluded following a Change in Control (other than by his volitional action(s)) from full participation in any benefit plan or arrangement maintained for similarly situated employees of the Company or the Post-CIC Entity, and such exclusion materially reduces the benefits that otherwise would have been available to the Participant;

(v) The Participant's principal place of employment with the Company or the Post-CIC Entity is relocated a material distance (which for this purpose shall be deemed to be more than 35 miles) from such Participant's principal place of employment immediately prior to the Change in Control; or

(vi) Any other action or inaction that constitutes a material breach by the Company or the Post-CIC Entity of this Plan, any Award Agreement or any other agreement under which the Participant provides his or her services to the Company or the Post-CIC Entity.

(aa) *"Incentive Stock Option"* means an option to purchase Shares that is granted pursuant to the Plan, is designated as an "incentive stock option," and satisfies the requirements of Code Section 422.

(bb) *"Nonemployee Director"* means a Director who is not an Employee.

(cc) *"Nonqualified Stock Option"* means an option to purchase Shares that is granted pursuant to the Plan and is not an Incentive Stock Option.

(dd) *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

(ee) *"Option Period"* means the period during which an Option is exercisable in accordance with the applicable Award Agreement and Article VI.

(ff) *"Participant"* means an Employee or Director to whom an Award has been granted.

(gg) *"Performance Award"* means an Award under which the amount payable to a Participant (if any) is contingent on the achievement of pre-established Performance Targets during the Performance Period.

(hh) *"Performance-Based Compensation"* means compensation described in Code Section 162(m)(4)(C) that is excluded from "applicable employee remuneration" under Code Section 162(m).

(ii) *"Performance Measures"* means, with respect to a Performance Award, the objective factors used to determine the amount (if any) payable pursuant to the Award. "Performance Measures" shall be based on any of the factors listed below, alone or in combination, as determined by the Committee. Such factors may be applied (i) on a corporate-wide or business-unit basis, (ii) including or excluding one or more Affiliates or Subsidiaries, (iii) in comparison with plan, budget, or prior performance, and/or (iv) on an absolute basis or in comparison with peer-group performance. The factors that may be used as Performance Measures are: (A) return on equity; (B) earnings per Share; (C) net income (D) pre-tax income; (E) operating income; (F) EBIT; (G) EBITDA; (H) cash flow; (I) economic profit; (J) total earnings; (K) earnings growth; (L) return on capital; (M) operating measures (including, but not limited to, operating margin and/or operating costs); (N) return on assets; (O) return on assets; (P) return on net assets; (Q) return on capital; (R) return on invested capital; (S) increase in the Fair Market Value of the Shares; or (T) total shareholder return. Performance Measures may differ from Participant to Participant and from Award to Award.

The Committee may grant Awards that are subject to Performance Measures that are either Qualified Performance Awards or not Qualified Performance Awards.

In setting Performance Measures, the Committee may provide that any financial factor will be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or will be adjusted to exclude any or all GAAP or non-GAAP items. To the extent such exclusions affect Qualified Performance Awards, such exclusions shall be prescribed in a form that meets the requirements of Code Section 162(m).

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Targets unsuitable, the Committee may in its discretion modify such Performance Targets or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Qualified Performance Award (other than in connection with a Change of Control) where such action would result in the loss of the otherwise available exemption of the award under Code Section 162(m). In such case, the Committee will not make any such modification of the Performance Targets or minimum acceptable level of achievement with respect to the applicable Covered Employee.

(jj) *"Performance Period"* means the period of time during which Performance Targets must be achieved with respect to an Award, as established by the Committee.

(kk) *"Performance Share"* means an Award granted to a Participant pursuant to Section 10.01, the initial value of which is equal to the Fair Market Value of a Share on the Grant Date.

(ll) *"Performance Targets"* means, with respect to a Performance Award for a Performance Period, the objective performance under the Performance Measures for that Performance Period that will result in payments under the Performance Award. Performance Targets may differ from Participant to Participant and Award to Award.

(mm) *"Performance Unit"* means an Award granted to a Participant pursuant to Section 10.01, the initial value of which is established by the Committee on or before the Grant Date.

(nn) *"Period of Restriction"* means the period during which a Share of Restricted Stock is subject to restrictions and a substantial risk of forfeiture.

(oo) *"Plan"* means the Invacare Corporation 2013 Equity Compensation Plan, as set out in this instrument and as amended from time to time.

(pp) *"Post-CIC Entity"* means any entity (or any successor or parent thereof) that effects a Change in Control pursuant to Article XIV.

(qq) *"Qualified Performance Award"* means a Performance Award that is intended to qualify as Performance-Based Compensation under Code Section 162(m).

(rr) *"Restricted Stock"* means an Award granted to a Participant pursuant to Section 8.01.

(ss) *"Restricted Stock Unit"* means an Award granted to a Participant pursuant to Section 9.01 and represents the right of the Participant to receive Shares or cash at the end of the specified period.

(tt) *"Rule 16b-3"* means Rule 16b-3 under the 1934 Act and any future rule or regulation amending, supplementing, or superseding such rule.

(uu) *"Section 16 Person"* means a person subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions that involve equity securities of the Company.

(vv) *"Shares"* means the whole shares of issued and outstanding regular voting common shares, without par value, of the Company, whether presently or hereafter issued and outstanding, and any other stock or securities resulting from adjustment thereof as provided in 4.04, or the stock of any successor to the Company that is so designated for the purposes of the Plan.

(ww) *"Spread"* means (i) with respect to a free-standing SAR, the excess of the Fair Market Value per Share on the date when a SAR is exercised over the Exercise Price provided for in the related Award Agreement; or (ii) with respect to a tandem SAR, the excess of the Fair Market Value per Share on the date when the related portion of the Option is surrendered over the Exercise Price provided for in the Award Agreement for the related Option.

(xx) *"Stock Appreciation Right"* or *"SAR"* means an Award, granted alone or in connection or tandem with a related Option, that is designated as an SAR pursuant to Section 7.01, which shall generally be a right of the Participant to receive from the Company an amount determined by the Committee that is expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise of the SAR.

(yy) *"Subsidiary"* means any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain then owns stock or other equity interests possessing fifty percent (50%) or more of the total combined voting power of all classes of stock (in the election of directors or similar governing body) in one of the other corporations in the chain.

(zz) *"Tandem SAR"* means an SAR that is granted in tandem with a related Option, the exercise of which requires forfeiture of the right to exercise the related Option with respect to an equal number of Shares and that is forfeited to the extent that the related Option is exercised.

(aaa) *"Termination of Service," "Terminates Service,"* or any variation thereof means a separation from service within the meaning of Treasury Regulation 1.409A-1(h).

Section 2.02. Rules of Interpretation. The following rules shall govern in interpreting the Plan:

(a) Except to the extent preempted by United States federal law or as otherwise expressly provided herein, the Plan and all Award Agreements shall be interpreted in accordance with and governed by the internal laws of the State of Ohio without giving effect to any choice or conflict of law provisions, principles, or rules.

(b) The Plan and all Awards are intended to be exempt from or comply with the requirements of Code Section 409A and all other applicable laws, and this Plan shall be so interpreted and administered. In addition to the general amendment rights of the Company with respect to the Plan, the Company specifically retains the unilateral right (but not the obligation) to make, prospectively or retroactively, any amendment to this Plan and any Award Agreement or any related document as it deems necessary or desirable to more fully address issues in connection with compliance with (or exemption from) Code Section 409A. In no event, however, shall this section or any other provisions of this Plan be construed to require the Company to provide any gross-up for the tax consequences of any provisions of, or payments under, this Plan. Except as may be expressly provided in another agreement to which the Company is bound, the Company and its Affiliates shall have no responsibility for tax or legal consequences to any Participant (or beneficiary) resulting from the terms or operation of this Plan.

(c) Any reference herein to a provision of law, regulation, or rule shall be deemed to include a reference to the successor of such law, regulation, or rule.

(d) To the extent consistent with the context, any masculine term shall include the feminine, and vice versa, and the singular shall include the plural, and vice versa.

(e) If any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity of that provision shall not affect the remaining parts of the Plan, and the Plan shall be interpreted and enforced as if the illegal or invalid provision had never been included herein.

(f) The grant of Awards and issuance of Shares hereunder shall be subject to all applicable statutes, laws, rules, and regulations and to such approvals and requirements as may be required from time to time by any governmental authority or securities exchange or market on which the Shares are then listed or traded.

(g) The descriptive headings and sections of the Plan are provided for convenience of reference only and shall not serve as a basis for interpretation of the Plan.

ARTICLE III.
ADMINISTRATION

Section 3.01. The Committee. The Committee shall administer the Plan and, subject to the provisions of the Plan and applicable law, may exercise its discretion in performing its administrative duties. The Committee shall consist of not fewer than three (3) Directors, and Committee action shall require the affirmative vote of a majority of its members. The Committee shall be composed solely of Directors who are both (i) non-employee directors under Rule 16b-3 and (ii) outside directors under Code Section 162(m)(3)(C)(ii).

Section 3.02. Authority of the Committee. Except as limited by law or by the Articles of Incorporation or By-Laws of the Company, and subject to the provisions of the Plan, the Committee shall have full power

and discretion to (a) select the Employees or Directors who shall participate in the Plan; (b) determine the sizes and types of Awards; (c) determine the terms and conditions of Awards in a manner consistent with the Plan; (d) construe and interpret the Plan, all Award Agreements, and any other agreements or instruments entered into under the Plan; (e) establish, amend, or waive rules and regulations for the Plan's administration; and (f) amend the terms and conditions of any outstanding Award and applicable Award Agreement to the extent that such terms and conditions are within the discretion of the Committee, subject to the provisions of this Plan and any applicable law. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. Each Award shall be evidenced by a written Award Agreement between the Company and the Participant and shall contain such terms and conditions established by the Committee consistent with the provisions of the Plan. Notwithstanding the preceding provisions, the Committee shall not have any authority to take any action with respect to a Qualified Performance Award that would disqualify it from being such. Except as limited by applicable law or the Plan, the Committee may use its discretion to the maximum extent that it deems appropriate in administering the Plan.

Section 3.03. Delegation by the Committee. The Committee may delegate all or any part of its authority and powers under this Plan to one or more Directors or officers of the Company; provided, however, the Committee may not delegate its authority and powers (i) with respect to grants to Section 16 Persons, (ii) in a way that would jeopardize the Plan's satisfaction of Rule 16b-3, or (iii) with respect to grants of Qualified Performance Awards.

Section 3.04. Decisions Binding. All determinations and decisions made by the Committee, the Board, or any delegate of the Committee pursuant to this Article shall be final, conclusive, and binding on all persons, including the Company and Participants.

ARTICLE IV.
SHARES SUBJECT TO THIS PLAN

Section 4.01. Number of Shares; Plan Limits.

(a) Subject to adjustment as provided in Section 4.06 and any limitations specified elsewhere in the Plan, the maximum number of Shares cumulatively available for issuance under the Plan pursuant to (i) the exercise of Options, (ii) the grant of Affiliated, Freestanding, and Tandem SARs, (iii) the grant of Restricted Stock, (iv) the payment of Restricted Stock Units, Performance Units and Performance Shares, and/or (v) the grant of Shares shall not exceed the sum of the following (the "Aggregate Share Limit"):

(i) 3,800,000 Shares; plus

(ii) any Shares covered by an award under this Plan or the 2003 Plan that are forfeited or remain unpurchased or undistributed upon termination or expiration of the award.

(b) Shares covered by an Award granted under the Plan shall not be counted as used unless and until they are actually issued and delivered to a Participant and, therefore, the Aggregate Share Limit as of a given date shall not be reduced by any Shares relating to prior awards that have expired or have been forfeited or cancelled. If the Company pays the benefit provided by any Award granted under the Plan to the respective Participant in cash, any Shares that were covered by such Award will be available for issue or transfer hereunder. Notwithstanding anything to the contrary contained herein:

(i) if Shares are tendered or otherwise used in payment of the Exercise Price of an Option, the total number of Shares covered by the Option being exercised shall count against the Aggregate Share Limit;

(ii) any Shares withheld by the Company to satisfy a tax withholding obligation shall count against the Aggregate Share Limit;

(iii) the number of Shares covered by a SAR, to the extent that it is exercised and settled in Shares, and whether or not Shares are actually issued to the Participant upon exercise of the SAR, shall be considered issued or transferred pursuant to the Plan and shall count against the Aggregate Share Limit; and

(iv) in the event that the Company repurchases Shares with proceeds from the exercise of an Option, those Shares will not be added to the Aggregate Share Limit.

If, under the Plan, a Participant has elected to give up the right to receive compensation in exchange for Shares based on their Fair Market Value, such Shares will not count against the Aggregate Share Limit.

(c) Shares issued under the Plan may be authorized but unissued Shares, treasury Shares, reacquired Shares (including Shares purchased in the open market), or any combination thereof, as the Committee may from time to time determine. Shares covered by an Award that are forfeited or that remain unpurchased or undistributed upon termination or expiration of the Award may be made the subject of further Awards to the same or other Participants.

(d) Subject to adjustment pursuant to Section 4.06 hereof, the total number of Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed 3,800,000 Shares.

(e) Each Share underlying an Award of Stock Options or SARs will count against the Aggregate Share Limit by one Share. Each Share underlying any Award other than a Stock Option or SAR shall count against the Aggregate Share Limit by two Shares. Any Shares that are added back to the Aggregate Share Limit pursuant to Section 4.01(b) shall be added back in the same manner such Shares were originally counted against the Aggregate Share Limit pursuant to this Section 4.01(e). Each Share that is added back to the Aggregate Share Limit due to a cancellation or forfeiture of an award granted under the 2003 Plan pursuant to Section 4.01(a)(ii) shall be added back as one Share.

Section 4.02. Limitation on Shares Issued Pursuant to Awards. Notwithstanding any other provision of this Plan to the contrary, and subject to adjustment as provided in Section 4.06:

(a) no Participant will be granted Options or SARs for more than 400,000 Shares, in the aggregate, during any calendar year; and

(b) no Participant will be granted Awards of Restricted Stock, Restricted Stock Units or Performance Shares that are Qualified Performance Awards for more than 50,000 Shares, in the aggregate, during any calendar year.

(c) No Nonemployee Director will be granted Awards of Restricted Stock, Restricted Stock Units or Performance Shares for more than 50,000 Shares, in the aggregate, during any calendar year.

Section 4.03. Limitation on Cash Awards. Notwithstanding any other provision of this Plan to the contrary, in any calendar year, no Participant will receive any Qualified Performance Awards payable in cash that have an aggregate maximum value as of their respective Grant Dates in excess of $5,000,000. In addition, notwithstanding any other provision of this Plan to the contrary, in any calendar year, no Nonemployee Director will receive any Awards payable in cash that have an aggregate maximum value as of their respective Grant Dates in excess of $5,000,000.

Section 4.04. Restrictions on Shares. Shares issued upon exercise of an Award shall be subject to the terms and conditions specified herein and to such other terms, conditions, and restrictions as the Committee may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Shares, cash, or other property before (i) the listing of such Shares on any stock exchange (or other public market) on which the Shares may then be listed (or regularly traded) and (ii) the completion of any registration or qualification of such shares under federal, state, local, or other law, or any ruling or regulation of any government body that the Committee determines to be necessary or

advisable. The Company may cause any certificate for Shares to be delivered hereunder to be properly marked with a legend or other notation reflecting the limitations on transfer of such Shares as provided in the Plan or as the Committee may otherwise require. Participants, or any other persons entitled to benefits under the Plan, must furnish to the Committee such documents, evidence, data, or other information as the Committee considers necessary or desirable for the purpose of administering the Plan. The benefits under the Plan for each Participant and other person entitled to benefits hereunder are to be provided on the condition that such Participant or other person furnish full, true, and complete data, evidence, or other information, and that he or she promptly sign any document reasonably requested by the Committee. No fractional Shares shall be issued under the Plan; rather, fractional shares shall be aggregated and then rounded to the next lower whole Share.

Section 4.05. Shareholder Rights. Except with respect to Restricted Stock as provided in Article VIII, no person shall have any rights of a shareholder (including, but not limited to, voting and dividend rights) as to Shares subject to an Award until, after proper exercise or vesting of the Award or other action as may be required by the Committee, such Shares shall have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant. Upon exercise of the Award or any portion thereof, the Company shall have a reasonable period in which to issue and transfer the Shares to the Participant, and the Participant shall not be treated as a shareholder for any purpose before such issuance and transfer. No payment or adjustment shall be made for cash dividends or other rights for which the record date is prior to the date on which such Shares are recorded as issued and transferred in the Company's official shareholder records (or the records of its transfer agents or registrars), except as provided herein or in an Award Agreement.

Section 4.06. Changes in Stock Subject to the Plan. In the event of any change in the Shares by virtue of a stock dividend, stock split or consolidation, reorganization, merger, spinoff, or similar transaction, the Committee shall, as it deems appropriate, adjust (i) the aggregate number and kind of Shares available for Awards, (ii) the number and kind of Shares subject to an Award, (iii) the number of Shares available for certain Awards under the limits set forth in Sections 4.01(d), 4.01(e), 4.02 and 4.07 of this Plan and (iv) the terms of the Award to prevent the dilution of Shares or the diminution of the Awards. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code Section 409A. In addition, for each Option or SAR with an Exercise Price greater than the consideration offered in connection with any such transaction or event or a Change in Control, the Committee may in its sole discretion elect to cancel such Option or SAR without any payment to the person holding such Option or SAR. The Committee's determination pursuant to this Section shall be final and conclusive; provided, however, no adjustment pursuant to this Section shall (i) be made to the extent that the adjustment would cause an Award to violate the requirements under Code Section 409A or (ii) change the One Hundred Thousand Dollar ($100,000) limit on Incentive Stock Options first exercisable during a year, as set out in Section 6.01.

Section 4.07. Shares Exempt from Minimum Vesting Requirements. Notwithstanding any provision in the Plan to the contrary, up to 10% of the Aggregate Share Limit, as may be adjusted under Section 4.06 of this Plan, may be used for (i) Awards granted under Articles VIII through X of this Plan that are not subject to the one-year vesting requirements for performance-based Awards set forth in Sections 8.04(a)(i), 9.04(a)(i) and 10.03(a)(i) of this Plan or the three-year vesting requirements for service-based Awards set forth in Sections 8.04(a)(ii) and 9.04(a)(ii) of this Plan and (ii) Awards of Shares granted pursuant to Article XI of this Plan.

ARTICLE V.
ELIGIBILITY

Except as herein provided, individuals who are Employees or Directors shall be eligible to participate in the Plan and be granted Awards. The Committee may, from time to time and in its sole discretion, select

the Employees or Directors to be granted Awards and determine the terms and conditions with respect to each Award. In making any such selection and in determining the form of an Award, the Committee may give consideration to the functions and responsibilities of the Employee or Director and the Employee's or Director's contributions to the Company or its Affiliates, the value of the Employee's or Director's services (past, present, and future) to the Company or its Affiliates, and such other factors as it deems relevant.

ARTICLE VI.
STOCK OPTIONS

Section 6.01. Grant of Options. Subject to the terms and provisions of the Plan, the Committee may grant Options to any Employee or Director in such amounts as the Committee may determine. The Committee may grant Incentive Stock Options, Nonqualified Stock Options, or any combination thereof. The Committee shall determine the number of Shares subject to each Option, subject to the express limitations of the Plan. Furthermore, no Participant may be granted Incentive Stock Options under this Plan (when combined with incentive stock options granted under any other plan of the Company or an Affiliate) that would result in Shares with an aggregate Fair Market Value (determined as of the Grant Date(s)) of more than One Hundred Thousand Dollars ($100,000) first becoming exercisable in any one calendar year.

Section 6.02. Option Award Agreement. Each Option shall be evidenced by an Option Award Agreement that shall specify the Exercise Price, the number of Shares to which the Option pertains, the Option Period, any conditions to exercise of the Option, and such other terms and conditions as the Committee shall determine. The Option Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. Incentive Stock Options and related Award Agreements shall comply with the requirements of Code Section 422; provided, however, that, to the extent that a purported Incentive Stock Option does not comply with the requirements for "incentive stock options" under Code Section 422, that portion of the Option shall be deemed a Nonqualified Stock Option.

Section 6.03. Exercise Price. Subject to the provisions of this Section, the Committee shall determine the Exercise Price under each Option.

(a) *Nonqualified Stock Options.* The per-Share Exercise Price under a Nonqualified Stock Option shall be not less than one hundred percent (100%) of Fair Market Value of a Share on the Grant Date.

(b) *Incentive Stock Options.* The per-Share Exercise Price under an Incentive Stock Option shall be not less than one hundred percent (100%) of Fair Market Value of a Share on the Grant Date; provided, however, if, on the Grant Date, the Participant (together with persons whose stock ownership is attributed to the Participant pursuant to Code Section 424(d)) owns securities possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the per-Share Exercise Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

(c) *Substitute Options.* Notwithstanding the provisions of Subsections (a) and (b), if the Company or an Affiliate consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), individuals who become Employees on account of such transaction may be granted Options in substitution for options granted by such former employer or recipient of services. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Code Section 424(a) and the requirements of Code Section 409A, may determine that such substitute Options shall have an Exercise Price less than one hundred (100%) of the Fair Market Value of the Shares to which the Options relate determined as of the Grant Dates. In carrying out the provisions of this Section, the Committee shall apply the principles contained in Section 4.06.

Section 6.04. Duration of Options. The Option Period with respect to each Option shall commence and expire at such times as the Committee shall provide in the Award Agreement, provided that:

(a) Options shall not be exercisable more than ten years after their respective Grant Dates;

(b) Incentive Stock Options granted to an Employee who possesses more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary, taking into account the attribution rules of Code Section 422(d), shall not be exercisable later than five years after their respective Grant Date(s); and

(c) Subject to the limits of this Article, the Committee may, in its sole discretion, after an Option is granted, extend the option term, provided that such extension is not an extension for purposes of Code Section 409A and the guidance thereunder or, in the case of an Incentive Stock Option, a modification, extension, or renewal for purposes of Code Section 424(h).

Section 6.05. Exercisability of Options. Subject to Article XIV, all Options granted under this Plan shall be exercisable at such times, under such terms, and subject to such restrictions and conditions as the Committee shall determine and specify in the applicable Award Agreement. An Award Agreement for an Option may provide that such Option becomes exercisable in the event of the Participant's death, disability or retirement.

Section 6.06. Method of Exercise. Subject to the provisions of this Article and the applicable Award Agreement, a Participant may exercise an Option, in whole or in part, at any time during the applicable Option Period by giving written notice to the Company of exercise on a form provided by the Committee (if available). Such notice shall specify the number of Shares subject to the Option to be purchased and shall be accompanied by payment in full of the total Exercise Price by cash or check or such other form of payment as the Company may accept. If permitted by the Committee or the applicable the Award Agreement, payment in full or in part also may be made by:

(a) subject to any conditions or limitations established by the Committee, delivering Shares already owned by the Participant and having a total Fair Market Value on the date of such delivery equal to the portion of the Exercise Price paid;

(b) to the extent permitted by law, the delivery of cash by a broker-dealer pursuant to a Cashless Exercise;

(c) subject to any conditions or limitations established by the Committee, the Company's withholding of Shares from the Option having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price pursuant to a net exercise arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the shares so withheld will not be treated as issued and acquired by the Company upon such exercise);

(d) to the extent permitted by law, in any other manner then permitted by the Committee; or

(e) a combination of the foregoing.

No Shares shall be issued until full payment therefor has been made. A Participant shall have all of the rights of a shareholder of the Company holding the class of Shares subject to such Option (including, if applicable, the right to vote the shares and the right to receive dividends) when the Participant has given written notice of exercise, has paid the total Exercise Price, and such Shares have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant.

Section 6.07. Restrictions on Share Transferability. In addition to the restrictions imposed by Section 15.09 of the Plan, the Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable or appropriate, including, but not limited to, restrictions related to applicable federal and state securities laws and the requirements of any national securities exchange or market on which Shares are then listed or regularly traded.

Section 6.08. Prohibition on Repricing of Stock Options. Except as permitted under Section 4.06 of the Plan, the terms of any outstanding Option may not be amended without shareholder approval to reduce the Exercise Price of such outstanding Option or to cancel such outstanding Option in exchange for cash,

other Awards, or an Option or SAR with an exercise price that is less than the Exercise Price of the original Option.

ARTICLE VII.
STOCK APPRECIATION RIGHTS

Section 7.01. Grant of SARs. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Affiliated SARs, Freestanding SARs, Tandem SARs, or any combination thereof to any Employee or Director in such amounts as the Committee, in its sole discretion, shall determine. The Committee, subject to the provisions of this Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, the Exercise Price of a Freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date, and the Exercise Price of a Tandem SAR or an Affiliated SAR shall be equal to the Exercise Price of the Option to which such SAR relates. The number of Shares to which an SAR relates as well as the Exercise Price for an SAR shall be subject to adjustment pursuant to Section 4.06.

Section 7.02. Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. The following requirements shall apply to all Tandem SARs: (i) the Tandem SAR shall expire not later than the date on which the related Option expires; (ii) the value of the payout with respect to the Tandem SAR shall be no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Option and one hundred percent (100%) of the Fair Market Value of the Shares subject to the related Option at the time the Tandem SAR is exercised; and (iii) the Tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Option to which the Tandem SAR relates exceeds the Exercise Price of such Option.

Section 7.03. Exercise of Affiliated SARs. An Affiliated SAR shall be deemed to be exercised upon the exercise of the Option to which the Affiliated SAR relates. Such deemed exercise of an Affiliated SAR shall not reduce the number of Shares subject to the related Option.

Section 7.04. Exercise of Freestanding SARs. Subject to Article XIV, Freestanding SARs shall be exercisable on such terms and conditions as the Committee, in its sole discretion, shall specify in the applicable Award Agreement. An Award Agreement for a Freestanding SAR may provide that such Freestanding SAR becomes exercisable in the event of the Participant's death, disability or retirement.

Section 7.05. SAR Award Agreement. Each SAR shall be evidenced by an Award Agreement that specifies the Exercise Price, the expiration date of the SAR, the number of SARs, any conditions on the exercise of the SAR, and such other terms and conditions as the Committee, in its sole discretion, shall determine. The Award Agreement shall also specify whether the SAR is an Affiliated SAR, Freestanding SAR, Tandem SAR, or a combination thereof.

Section 7.06. Expiration of SARs. Each SAR granted under this Plan shall expire upon the date determined by the Committee, in its sole discretion, as set forth in the applicable Award Agreement. Notwithstanding the foregoing, the terms and provisions of Section 6.04 also shall apply to Affiliated and Tandem SARs.

Section 7.07. Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) the SAR's Spread; by

(b) the number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Committee, such payment may be in cash, in Shares that have a Fair Market Value equal to the cash payment calculated under this Section, or in a combination of cash and Shares.

Section 7.08. Termination of SAR. An Affiliated SAR or Tandem SAR shall terminate at such time as the Option to which such SAR relates terminates. A Freestanding SAR shall terminate at the time provided in the applicable Award Agreement, and under no circumstances more than 10 years from the Grant Date.

Section 7.09. Prohibition on Repricing SARs. Except as permitted under Section 4.06 of the Plan, the terms of any outstanding SAR may not be amended without shareholder approval to reduce the Exercise Price of such outstanding SAR or to cancel such outstanding SAR in exchange for cash, other Awards, or an Option or SAR with an exercise price that is less than the Exercise Price of the original SAR.

ARTICLE VIII.
RESTRICTED STOCK

Section 8.01. Grants of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to any Employee or Director in such amounts as the Committee, in its sole discretion, shall determine.

Section 8.02. Restricted Stock Award Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement, which shall specify the Period of Restriction, the number of Shares granted, and the terms and conditions of the Award, subject to Article XIV. The Committee may, in its discretion, set Performance Targets in an Award Agreement for Restricted Stock that must be satisfied for the restrictions on some or all of the Shares to be released at the end of the Period of Restriction.

Section 8.03. Restrictions on Transferability. Except as provided in Section 15.09 or this Article, Shares of Restricted Stock may not be sold, transferred, assigned, margined, encumbered, gifted, bequeathed, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise, until the end of the applicable Period of Restriction.

Section 8.04. Other Restrictions. The Committee, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate in accordance with this Article.

(a) *General Restrictions.* The Committee may impose restrictions on Restricted Stock based upon any one or more of the following criteria: (i) the achievement of specific Performance Targets; provided that, except as provided in Section 4.07, the Period of Restriction for such performance-based Shares of Restricted Stock shall be at least one year, (ii) vesting based on period of service with the Company and any of its Affiliates or Subsidiaries; provided that, except as provided in Section 4.07, the Period of Restriction for such service-based Shares of Restricted Stock shall be at least three years, but the restrictions may be removed ratably during the three-year period on an annual basis, (iii) applicable federal or state securities laws, or (iv) any other basis determined by the Committee, in its sole discretion.

(b) *Section 162(m) Performance Restrictions.* Notwithstanding any other provision of this Section to the contrary, for purposes of qualifying grants of Restricted Stock as Performance-Based Compensation, the Committee shall establish restrictions based upon the achievement of pre-established Performance Targets. If the Committee intends for any Share of Restricted Stock to be a Qualified Performance Award, the specific Performance Targets that must be satisfied for the Period of Restriction to lapse or terminate shall be established by the Committee on or before the latest date permissible to enable the Restricted Stock to qualify as Performance-Based Compensation. In granting Restricted Stock that is a Qualified Performance Award, the Committee shall follow any procedures that it determines to be necessary, advisable, or appropriate to ensure such qualification.

(c) *Legend on Certificates.* The Committee, in its sole discretion, may require the placement of a legend on certificates representing Shares of Restricted Stock to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Restricted Stock shall bear the following legend:

THE SALE, PLEDGE, OR OTHER TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER UNDER FEDERAL AND STATE SECURITIES LAWS AND UNDER THE INVACARE CORPORATION 2013 EQUITY COMPENSATION PLAN, AS SET FORTH IN AN AWARD AGREEMENT EXECUTED THEREUNDER. A COPY OF SUCH PLAN AND SUCH AWARD AGREEMENT MAY BE OBTAINED FROM THE CORPORATE SECRETARY OF INVACARE CORPORATION.

Section 8.05. Removal of Restrictions. Except as otherwise provided in this Article, as soon as practicable after the applicable Period of Restriction lapses, Shares of Restricted Stock covered by an Award shall be subject to release to the Participant. For Awards of Restricted Stock for which the restrictions are based on the achievement of Performance Targets, the number of Shares to be released shall be determined as a function of the extent to which the applicable Performance Targets have been achieved and to the extent that the Shares are not earned, they shall be forfeited. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and Code Section 162(m) and the regulations thereunder without resulting in adverse tax consequences, any Award Agreement for Restricted Stock may provide for the earlier termination of restrictions on such Restricted Stock in the event of the Participant's death, disability or retirement.

Section 8.06. Dividends. Any grant of Shares of Restricted Stock may require that any or all dividends or other distributions paid thereon during the applicable Period of Restriction be either paid currently or automatically deferred and reinvested in additional Shares of Restricted Stock, which may be subject to the same restrictions as the underlying Award; provided, however, that dividends or other distributions on Shares of Restricted Stock with restrictions that lapse as a result of the achievement of Performance Targets will be deferred until and paid contingent upon the achievement of the applicable Performance Targets.

Section 8.07. Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the applicable Award Agreement provides otherwise.

Section 8.08. Return of Restricted Stock to Company. On the date set forth in the applicable Award Agreement, the Restricted Stock for which restrictions have not lapsed by the last day of the Period of Restriction shall revert to the Company and thereafter shall be available for the grant of new Awards.

ARTICLE IX.
RESTRICTED STOCK UNITS

Section 9.01. Grants of Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units to any Employee or Director in such amounts as the Committee, in its sole discretion, shall determine.

Section 9.02. Restricted Stock Unit Award Agreement. Each Award of Restricted Stock Units shall be evidenced by an Award Agreement, which shall specify the Period of Restriction, the number of Restricted Stock Units (including the number of Shares or cash to be delivered or paid upon the lapse of restrictions), and the terms and conditions of the Award, subject to Article XIV. The Committee may, in its discretion, set Performance Targets in an Award Agreement for Restricted Stock Units that must be satisfied for the restrictions on some or all of the Shares to be delivered or cash to be paid at the end of the Period of Restriction.

Section 9.03. Restrictions on Transferability. Except as provided in Section 15.09 or this Article, Restricted Stock Units may not be sold, transferred, assigned, margined, encumbered, gifted, bequeathed, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise.

Section 9.04. Other Restrictions. The Committee, in its sole discretion, may impose such other restrictions on Restricted Stock Units as it may deem advisable or appropriate in accordance with this Article.

(a) *General Restrictions.* The Committee may impose restrictions on Restricted Stock Units based upon any one or more of the following criteria: (i) the achievement of specific Performance Targets; provided that, except as provided in Section 4.07, the Period of Restriction for such performance-based Restricted Stock Units shall be at least one year, (ii) vesting based on period of service with the Company and any of its Affiliates or Subsidiaries; provided that, except as provided in Section 4.07, the Period of Restriction for such service-based Restricted Stock Units shall be at least three years, but the restrictions may be removed ratably during the three-year period on an annual basis, (iii) applicable federal or state securities laws, or (iv) any other basis determined by the Committee, in its sole discretion.

(b) *Section 162(m) Performance Restrictions.* Notwithstanding any other provision of this Section to the contrary, for purposes of qualifying grants of Restricted Stock Units as Performance-Based Compensation, the Committee shall establish restrictions based upon the achievement of pre-established Performance Targets. If the Committee intends for any Restricted Stock Unit to be a Qualified Performance Award, the specific Performance Targets that must be satisfied for the Period of Restriction to lapse or terminate shall be established by the Committee on or before the latest date permissible to enable the Restricted Stock Unit to qualify as Performance-Based Compensation. In granting Restricted Stock Units that are Qualified Performance Awards, the Committee shall follow any procedures that it determines to be necessary, advisable, or appropriate to ensure such qualification.

Section 9.05. Removal of Restrictions. Except as otherwise provided in this Article, as soon as practicable after the applicable Period of Restriction lapses, Restricted Stock Units covered by an Award shall be subject to release to the Participant. For Awards of Restricted Stock Units for which the restrictions are based on the achievement of Performance Targets, the number of Shares to be delivered (or cash to be paid) shall be determined as a function of the extent to which the applicable Performance Targets have been achieved and to the extent that the Restricted Stock Units are not earned, they shall be forfeited. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and Code Section 162(m) and the regulations thereunder without resulting in adverse tax consequences, any Award Agreement for Restricted Stock Units may provide for the earlier termination of restrictions on such Restricted Stock Units in the event of the Participant's death, disability or retirement.

Section 9.06. Dividends Equivalents. The Committee may, at the Grant Date of Restricted Stock Units, provide for the payment of dividend equivalents to the Participant either in cash or in additional Shares on current, deferred or contingent basis; provided, however, that dividends or other distributions on Restricted Stock Units with restrictions that lapse as a result of the achievement of Performance Targets will be deferred until and paid contingent upon the achievement of the applicable Performance Targets.

Section 9.07. Ownership. During the Period of Restriction, the Participant will have no rights of ownership in the Shares subject to the Restricted Stock Units and shall have no right to vote such Shares.

Section 9.08. Cancellation of Restricted Stock Units. On the date set forth in the applicable Award Agreement, all Restricted Stock Units that have not been earned or vested shall be forfeited and thereafter the Shares subject to such forfeited Restricted Stock Units shall be available for the grant of new Awards.

ARTICLE X.
PERFORMANCE UNITS AND PERFORMANCE SHARES

Section 10.01. Grant of Performance Units/Shares. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to any Employee or Director in such amounts as the Committee, in its sole discretion, shall determine. The Committee shall have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant, subject to the express limitations of the Plan.

Section 10.02. Value of Performance Units/Shares. Each Performance Unit shall have an initial value that is established by the Committee on or before the Grant Date. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

Section 10.03. Performance Objectives and Other Terms. The Committee shall set performance objectives in its sole discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares, or both, that will be paid to the Participant. Each Award of Performance Units or Performance Shares shall be evidenced by an Award Agreement, which shall specify the number of Performance Units or Performance Shares, the Performance Period, the performance objectives, and such other terms and conditions as the Committee, in its sole discretion, shall determine, subject to Article XIV.

(a) *General Performance Objectives.* The Committee may set performance objectives based upon (i) the achievement of Performance Targets; provided that, except as provided in Section 4.07, the Performance Period for any Performance Share or Performance Unit shall be at least one year, (ii) applicable Federal or state securities laws, or (iii) any other basis determined by the Committee in its sole discretion.

(b) *Section 162(m) Performance Objectives.* Notwithstanding any other provision of this Section to the contrary, for purposes of qualifying grants of Performance Units or Performance Shares to Covered Employees as Performance-Based Compensation, the Committee shall establish the specific Performance Targets applicable to Performance Units or Performance Shares. If the Committee intends for any Performance Unit or Performance Share to be a Qualified Performance Award, the Performance Targets for any such Award shall be set by the Committee on or before the latest date permissible to enable the Performance Unit or Performance Share, as the case may be, to qualify as Performance-Based Compensation. In granting Performance Units or Performance Shares to Covered Employees that are Qualified Performance Awards, the Committee shall follow any procedures that it determines to be necessary, advisable, or appropriate to ensure such qualification.

Section 10.04. Earning of Performance Units/Shares. After the applicable Period of Restriction has ended, the holder of Performance Units or Performance Shares shall be entitled to receive those Performance Units or Performance Shares, as the case may be, earned by the Participant over the Performance Period, to be determined as a function of the extent to which the applicable Performance Targets have been achieved. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and Code Section 162(m) and the regulations thereunder without resulting in adverse tax consequences, any Award Agreement for Performance Shares or Performance Units may provide for the earlier lapse of restrictions or other modifications in the event of the Participant's death, disability or retirement.

Section 10.05. Form and Timing of Payment of Performance Units/Shares. Each Award Agreement for Performance Shares or Performance Units will specify the time and manner of payment for any such Performance Shares or Performance Units that have been earned. The Committee, in its sole discretion, may pay earned Performance Units or Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares, as the case may be, determined as of the last day of the applicable Performance Period), or a combination thereof.

Section 10.06. Dividend Equivalents. The Committee may, at the Grant Date of Performance Shares, provide for the payment of dividend equivalents to the Participant either in cash or in additional Shares on a contingent basis, subject in all cases to deferral and payment on a contingent basis based on the Participant's earning of the Performance Shares with respect to which such dividend equivalents are paid.

Section 10.07. Cancellation of Performance Units/Shares. On the date set forth in the applicable Award Agreement, all Performance Units or Performance Shares that have not been earned or vested shall be forfeited and thereafter shall be available for the grant of new Awards.

ARTICLE XI.
SHARE GRANTS

Subject to the provisions of the Plan, the Committee may make an Award of Shares to any Employee or Director in such amount as the Committee, in its sole discretion, may determine. A grant pursuant to this Section may be evidenced by a Share Award Agreement or such other document as the Committee, in its sole discretion, determines to be appropriate; provided, however, the Shares shall be freely transferable, and the Committee shall not impose Performance Targets, a Period of Restriction, or any other conditions, restrictions, or risks of forfeiture on the Award. Awards of shares pursuant to this Section shall be subject to the withholding requirements of Article XIII.

ARTICLE XII.
AMENDMENT, TERMINATION, AND DURATION

Section 12.01. Amendment, Suspension, or Termination.

(a) The Board may supplement, amend, alter, or discontinue the Plan in its sole discretion at any time and from time to time, but no supplement, amendment, alteration, or discontinuation shall be made which would impair the rights of a Participant under the Plan or an Award theretofore granted (including, without limitation, a Participant's rights provided for in Article XIV hereof) without the Participant's consent, except that any supplement, amendment, alteration, or discontinuation may be made to (i) avoid a material charge or expense to the Company or an Affiliate, (ii) cause this Plan to comply with applicable law, or (iii) permit the Company or an Affiliate to claim a tax deduction under applicable law. In addition, subject to the provisions of this Section, the Board of Directors, in its sole discretion at any time and from time to time, may supplement, amend, alter, or discontinue this Plan without the approval of the Company's shareholders so long as any such amendment or alteration does not (i) expand the types of awards eligible for grants or materially increase benefits accruing to Participants under the Plan; (ii) materially increase the number of Shares subject to the Plan (other than pursuant to Section 4.06); (iii) materially increase the maximum number of Options, SARs, Shares of Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Shares that the Committee may award to an individual Participant under the Plan (other than pursuant to Section 4.06); (iv) materially expand the classes of persons eligible or modify the requirements for participation in the Plan; (v) delete or materially limit Sections 6.08 and 7.09 of the Plan (prohibiting the repricing of Options or SARs); or (vi) otherwise require approval by the shareholders of the Company in order to comply with applicable law, the terms of a written agreement or the rules of the New York Stock Exchange or, if the Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Shares are traded or quoted. The Committee may supplement, amend, alter, or discontinue the terms of any Award theretofore granted, prospectively or retroactively, on the same conditions and limitations (and exceptions to limitations) as apply to the Board under the foregoing provisions of this Section, subject to any approval or limitations the Board may impose.

(b) If permitted by Code Section 409A and Code Section 162(m), and the regulations thereunder, without resulting in any adverse tax consequences, but subject Section 12.01(c), in case of termination of employment by reason of death, disability or retirement of a Participant, or in the case of a Change in Control, an unforeseeable emergency or other special circumstances, the Committee may, in its sole discretion, accelerate the exercisability of an Option or SAR, accelerate the time at which any

restrictions shall lapse or remove any restrictions with respect to Shares of Restricted Stock and Restricted Stock Units, and reduce or waive any Performance Targets or related business criteria applicable to Performance Shares or Performance Units.

(c) Subject to Sections 6.08 and 7.09 of the Plan (prohibiting the repricing of Options or SARs), the Committee may amend the terms of any Award granted under this Plan prospectively or retroactively, except in the case of a Qualified Performance Award (other than in connection with the Participant's death or disability, or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Performance Targets or the level or levels of achievement with respect to such Award. Except as provided in Section 4.06 of the Plan, no amendment of an Award shall impair the rights of the Participant without his or her consent.

Section 12.02. Duration of the Plan and Shareholder Approval. The Plan shall become effective on the Effective Date and shall terminate automatically ten years thereafter, unless terminated pursuant to its terms before that time. Notwithstanding the preceding sentence, termination of the Plan shall not affect any Award granted before the date of termination, unless expressly provided in the applicable Award Agreement or a duly adopted Plan amendment.

ARTICLE XIII.
TAX WITHHOLDING

Section 13.01. Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to the payment or exercise of an Award, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all federal, state, and local income and employment taxes required to be withheld with respect to the payment or exercise of such Award.

Section 13.02. Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, including in an Award Agreement, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (i) electing to have the Company withhold otherwise deliverable Shares (except in the case of exercises of Incentive Stock Options), or (i) delivering to the Company Shares then owned by the Participant having a Fair Market Value equal to the amount required to be withheld. In no event will the Fair Market Value of the Shares withheld and delivered to satisfy applicable withholding taxes in connection with the benefit provided under the Plan exceed the minimum amount of taxes required to be withheld. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

ARTICLE XIV.
CHANGE IN CONTROL

Section 14.01. Definition. For purposes of the Plan, a "Change in Control" shall mean that the conditions or events set forth in any one or more of the following subsections shall have occurred:

(a) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report), each as adopted under the 1934 Act, disclosing the acquisition, in a transaction or series of transactions, by any person (as the term "person" is used in Section 13(d) and Section 14(d)(2) of the 1934 Act), other than (1) A. Malachi Mixon and/or any Affiliate of A. Malachi Mixon, (2) the Company or any of its subsidiaries, (3) any employee benefit plan or employee stock ownership plan or related trust of the Company or any of its subsidiaries, or (4) any person or entity organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan or trust, of such number of shares of the Company as entitles that person to exercise 30% or more of the voting power of the Company in the election of Directors;

(b) During any period of twenty-four (24) consecutive calendar months, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority of the Directors

unless the election of each new Director (over such period) was approved or recommended by the vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period;

(c) There is a merger, consolidation, combination (as defined in Section 1701.01(Q), Ohio Revised Code), majority share acquisition (as defined in Section 1701.01(R), Ohio Revised Code), or control share acquisition (as defined in Section 1701.01(Z)(1), Ohio Revised Code, or in the Company's Second Amended and Restated Articles of Incorporation, as the same may be hereafter amended) involving the Company and, as a result of which, the holders of shares of the Company prior to the transaction become, by reason of the transaction, the holders of such number of shares of the surviving or acquiring corporation or other entity as entitles them to exercise less than fifty percent (50%) of the voting power of the surviving or acquiring corporation or other entity in the election of Directors;

(d) There is a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, but only if the transferee of the assets in such transaction is not a subsidiary of the Company; or

(e) The shareholders of the Company approve any plan or proposal for the liquidation or dissolution of Invacare, but only if the transferee of the assets of the Company in such liquidation or dissolution is not a subsidiary of the Company.

Section 14.02. Company Remains Surviving Entity or Awards Assumed by Successor.

(a) Upon the occurrence of a Change in Control in which either (i) the Company remains the surviving entity or (ii) the Company is not the surviving entity, but the Awards granted under this Plan are Assumed (as defined in Section 14.02(c) below) by the Post-CIC Entity, any Award granted under this Plan prior to the Change in Control shall continue to vest and become exercisable in accordance with the terms of its original Award Agreement unless, during the two-year period commencing on the date of the Change in Control:

   (i) the Participant's employment or service is involuntarily Terminated by the Company or the Post-CIC Entity, as applicable, for reasons other than for Cause; or

   (ii) the Participant Terminates his or her employment or service for Good Reason.

(b) If a Participant's employment or service is Terminated as described in Section 14.02(a) above, (i) any outstanding Stock Options and SARs shall become fully vested and remain exercisable until the earlier of (A) the end of the original term of the Stock Option or SAR or (B) the second anniversary of the date the Termination occurs; provided that, if the Award Agreement provides for a longer period of exercisability following a Termination, then this clause (B) shall be the end of such longer period; (ii) any restrictions that apply to Awards made to such Participant pursuant to this Plan shall lapse; and (iii) Awards made to such Participant pursuant to this Plan that are subject to Performance Measures shall immediately be earned or vest and shall, to the extent permitted under Code Section 409A without resulting in adverse tax effects to the Participant, become immediately payable in accordance with their terms as if all of the Performance Measures had been achieved at their target levels as of the date of Termination; provided, that any Participant who Terminates his or her employment or service for Good Reason must:

   (i) provide the Company with a written notice of his or her intent to Terminate employment or service for Good Reason within sixty (60) days after the Participant becomes aware of the circumstances giving rise to Good Reason; and

   (ii) allow the Company thirty (30) days to remedy such circumstances to the extent curable.

(c) For purposes of this Article XIV, an Award shall be considered assumed by the Post-CIC Entity ("*Assumed*") if all of the following conditions are met:

(i) Stock Options or SARs are converted into replacement awards in a manner that complies with Code Section 409A;

(ii) Awards of Restricted Stock and Restricted Stock Units that are not subject to Performance Measures are converted into replacement awards covering a number of Shares of the Post-CIC Entity, as determined in a manner substantially similar to how the same number of Shares would be treated in the Change in Control transaction; provided that, to the extent that any portion of the consideration received by holders of Shares in the Change in Control transaction is not in the form of the common stock of the Post-CIC Entity, the number of shares covered by the replacement awards shall be based on the average of the high and low selling prices of the common stock of such Post-CIC Entity on the established stock exchange on the trading day immediately preceding the date of the Change in Control;

(iii) Performance Shares, Performance Units and all other Awards subject to Performance Measures are converted into replacement awards that preserve the value of such Awards at the time of the Change in Control;

(iv) the replacement awards contain provisions for scheduled vesting and treatment on Termination of employment (including the definitions of Cause and Good Reason, if applicable) that are no less favorable to the Participant than the underlying Awards being replaced, and all other terms of the replacement awards (other than the security and number of shares represented by the replacement awards) are substantially similar to, or more favorable to the Participant than, the terms of the underlying Awards; and

(v) the security represented by the replacement awards, if any, is of a class that is publicly held and widely traded on an established stock exchange.

Section 14.03. Awards Not Assumed by Successor.

(a) Upon the occurrence of a Change in Control in which the Company is not the surviving Company, any Awards made under this Plan that are not Assumed by the Post-CIC Entity shall become fully vested and exercisable on the date of the Change in Control or shall immediately vest and become immediately payable (subject to Section 14.03(e)) in accordance with their terms as if all of the Performance Measures had been achieved at their target levels as of the date of the Change in Control, and any restrictions that apply to such Awards shall lapse, and the following provisions of this Section 14.03 shall apply.

(b) For each Stock Option and SAR, the Participant shall receive a payment equal to the difference between the consideration (consisting of cash or other property (including securities of a successor or parent corporation)) received by holders of Shares in the Change in Control transaction and the exercise price of the applicable Stock Option or SAR, if such difference is positive. Such payment shall be made in the same form as the consideration received by holders of Shares. Any Stock Options or SARs with an exercise price that is higher than the per share consideration received by holders of Shares in connection with the Change in Control shall be cancelled for no additional consideration.

(c) The Participant shall receive the consideration (consisting of cash or other property (including securities of a successor or parent corporation)) that such Participant would have received in the Change in Control transaction had he or she been, immediately prior to such transaction, a holder of the number of Shares equal to the number of Restricted Stock Units and/or Shares of Restricted Stock covered by the Award and the number of Shares payable under Section 14.03(a) for Awards subject to Performance Measures.

(d) The payments contemplated by Sections 14.03(b) and (c) shall be made at the same time as consideration is paid to the holders of Shares in connection with the Change in Control.

(e) Notwithstanding anything to the contrary in this Plan, if the payment or benefit constitutes a deferral of compensation under Code Section 409A, then to the extent necessary to comply with Code Section

409A, payment or delivery shall be made on the date of payment or delivery originally provided for such payment or benefit.

ARTICLE XV.
MISCELLANEOUS

Section 15.01. Mistake of Fact. Any mistake of fact or misstatement of facts shall be corrected when it becomes known by a proper adjustment to an Award or Award Agreement.

Section 15.02. Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document, or other information which the person relying thereon considers pertinent and reliable, and signed, made, or presented by the proper party or parties.

Section 15.03. Notices. Any notice or document required to be given to or filed with the Committee will be properly given or filed if hand delivered (and a delivery receipt is received) or mailed by certified mail, return receipt requested, postage paid, to the Committee at One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036.

Section 15.04. No Effect on Employment or Service. Neither the Plan, the grant of an Award, or the execution of an Award Agreement shall confer upon any Participant any right to continued employment by the Company or an Affiliate or interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant's employment or service at any time, with or without Cause. Employment with the Company and its Affiliates is on an at-will basis only, unless otherwise provided by a written employment or severance agreement, if any, between the Participant and the Company or Affiliate, as the case may be. If there is any conflict between the provisions of the Plan and an employment or severance agreement between a Participant and the Company or an Affiliate, the provisions of such employment or severance agreement shall control, including, but not limited to, the vesting and forfeiture of any Awards.

Section 15.05. No Company Obligation. Unless required by applicable law, the Company, an Affiliate, the Board of Directors, and the Committee shall not have any duty or obligation to disclose material information to a record or beneficial holder of Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon, or in connection with the receipt, exercise, or distribution of an Award.

Section 15.06. Participation. No Employee shall have the right to be selected to receive an Award, or, having been selected, to be selected to receive a future Award. Participation in the Plan will not give any Participant any right or claim to any benefit under the Plan, unless such right or claim has accrued under the express terms of the Plan.

Section 15.07. Liability and Indemnification. No member of the Board, the Committee, or any officer or employee of the Company or any Affiliate shall be personally liable for any action, failure to act, decision, or determination made in good faith in connection with the Plan. By participating in the Plan, each Participant agrees to release and hold harmless the Company and its Affiliates (and their respective directors, officers, and employees) and the Committee from and against any tax liability, including, but not limited to, interest and penalties, incurred by the Participant in connection with his receipt of Awards under the Plan and the payment and exercise thereof. Each person who is or shall have been a member of the Committee or the Board or served as an officer of the Company or any of its Affiliates or Subsidiaries shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense (including, but not limited to, attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, unless a court of competent jurisdiction determines in a final, non-appealable order that such act or omission was the result of gross negligence, willful misconduct or intentional wrong-doing, and (ii) any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or

her; provided, however, that he or she shall give the Company an opportunity, at the Company's expense, to handle and defend such claim, action, suit, or proceeding before he or she undertakes to handle and defend the same on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, by contract, as a matter of law or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

Section 15.08. Successors. All obligations of the Company hereunder with respect to Awards shall be binding on any successor to the Company, whether or not the existence of such successor is the result of a Change in Control of the Company. The Company shall not, and shall not permit its Affiliates to, recommend, facilitate, or agree or consent to a transaction or series of transactions that would result in a Change in Control of the Company unless and until the person or persons or entity or entities acquiring control of the Company as a result of such Change in Control agree(s) to be bound by the terms of the Plan insofar as it pertains to Awards theretofore granted and agrees to assume and perform the obligations of the Company hereunder.

Section 15.09. Nontransferability of Awards. Except as provided in Subsection (a) or (b), no Award can be sold, transferred, assigned, margined, encumbered, bequeathed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise, other than by will or by the laws of descent and distribution. In addition, no Award shall be subject to execution, attachment, or similar process. In no event may any Award be transferred for value. Any attempted or purported transfer of an Award in contravention of the Plan or an Award Agreement shall be null and void ab initio and of no force or effect whatsoever. All rights with respect to an Award granted to a Participant shall be exercisable during his or her lifetime only by the Participant.

(a) *Limited Transfers of Nonqualified Stock Options.* Notwithstanding the foregoing, the Committee may, in its sole discretion, permit the transfer of Nonqualified Stock Options by a Participant to: (i) the Participant's spouse, any children or lineal descendants of the Participant or the Participant's spouse, or the spouse(s) of any such children or lineal descendants ("*Immediate Family Members*"), (ii) a trust or trusts for the exclusive benefit of Immediate Family Members, or (iii) a partnership or limited liability company or other entity in which the Participant and/or the Immediate Family Members are the only equity owners, (collectively, "*Eligible Transferees*"); provided, however, that, if the Committee permits the transfer of Nonqualified Stock Options granted to the Participant, the Committee may subsequently, in its sole discretion, amend, modify, revoke, or restrict, without the prior consent, authorization, or agreement of the Eligible Transferee, the ability of the Participant to transfer Nonqualified Stock Options that have not been already transferred to an Eligible Transferee. An Option that is transferred to an Immediate Family Member shall not be transferable by such Immediate Family Member, except for any transfer by such Immediate Family Member's will or by the laws of descent and distribution upon the death of such Immediate Family Member. Incentive Stock Options granted shall not be transferable pursuant to this Subsection.

(b) *Exercise by Eligible Transferees.* If the Committee, in its sole discretion, permits the transfer of Nonqualified Stock Options by a Participant to an Eligible Transferee under Subsection (a), the Options transferred to the Eligible Transferee must be exercised by such Eligible Transferee and, in the event of the death of such Eligible Transferee, by such Eligible Transferee's executor, administrator or authorized representative only in the same manner, to the same extent, and under the same circumstances (including, but not limited to, the time period within which the Options must be exercised) as the Participant could have exercised such Options. The Participant, or in the event of his or her death, the Participant's estate, shall remain liable for all federal, state, local, and other taxes applicable upon the exercise of a Nonqualified Stock Option by an Eligible Transferee.

Section 15.10. No Rights as Shareholder. Except as expressly provided in Article VIII, no Participant (or any Beneficiary) shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to an Award (or the exercise thereof), unless and until certificates representing such Shares shall have been recorded on the Company's official shareholder records (or the

records of its transfer agents or registrars) as having been issued and transferred to the Participant (or his or her Beneficiary).

Section 15.11. Funding. Benefits payable under this Plan to any person shall be paid by the Company from its general assets. Shares to be distributed hereunder shall be issued directly by the Company from its authorized but unissued Shares or acquired by the Company on the open market, or a combination thereof. Neither the Company nor any of its Affiliates shall be required to segregate on their books or otherwise establish any funding procedure for any amount to be used for the payment of benefits under this Plan. The Company or any of its Affiliates may, however, in their sole discretion, set funds aside in investments to meet any anticipated obligations under this Plan. Any such action or set-aside shall not be deemed to create a trust of any kind between the Company or any of its Affiliates and any Participant or other person entitled to benefits under the Plan or to constitute the funding of any Plan benefits. Consequently, any person entitled to a payment under the Plan will have no rights greater than the rights of any other unsecured general creditor of the Company or its Affiliates.

Section 15.12. Compliance with Code Section 409A.

(a) To the extent applicable, it is intended that the Plan and any grants made hereunder comply with (or be exempt from) the provisions of Code Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Code Section 409A will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Affiliates or Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Code Section 409A), (i) the Participant is a specified employee (within the meaning of Code Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Code Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it on the tenth business day of the seventh month after such separation from service.

(d) Notwithstanding any provision of the Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Code Section 409A, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Code Section 409A. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Code Section 409A), and neither the Company nor any of its affiliates will have any obligation to provide the Participant with any tax gross-up or indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

Section 15.13. Recoupment. The Plan will be administered in compliance with Section 10D of the Act, any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be traded, and any Company policy adopted pursuant to such law, rules, or regulations and any Award Agreement may be

amended to further such purpose without the consent of the Participant. Without limiting the generality of the foregoing and notwithstanding anything herein to the contrary, if the Board or any appropriate Board committee has determined that any fraud or intentional misconduct by a Participant was a significant contributing factor to the Company's having to restate all or a portion of its financial statement(s), the Board or committee may take such actions as it deems necessary, in its discretion, to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in appropriate cases, require reimbursement of any incentive compensation paid to the Participant for any fiscal period commencing on or after the Effective Date if and to the extent that (a) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) the Participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the Participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may dismiss the Participant, authorize legal action, or take such other action to enforce the Participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case. This Section 15.13 shall not be the Company's exclusive remedy with respect to such matters.

Section 15.14. Use of Proceeds. The proceeds received by the Company from the sale of Shares pursuant to the Plan will be used for general corporate purposes.

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure the shares are represented at the meeting by promptly returning your proxy or voting instruction card in the enclosed envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Form 10-K and The Notice and Proxy Statement are available at www.invacare.com/annualreport.

M56501-P36382

INVACARE CORPORATION
PROXY FOR COMMON SHARES AND CLASS B COMMON SHARES
Annual Meeting of Shareholders — May 16, 2013

This proxy is solicited by the Board of Directors

The undersigned hereby (i) appoints GERALD B. BLOUCH, ROBERT K. GUDBRANSON and ANTHONY C. LAPLACA, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned shall be entitled to vote, at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 16, 2013 at 10:00 A.M. (EDT) and at any adjournments thereof, hereby revoking any and all Proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all the Common Shares and Class B Common Shares of the Company represented by this Proxy on the reverse side.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is given, this proxy will be voted "FOR" the election of the eleven directors nominated by the Board of Directors, "FOR" Proposal 2, "FOR" Proposal 3 and "FOR" Proposal 4. If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy will vote the shares represented by this proxy in their discretion.

Continued and to be signed on reverse side

INVACARE CORPORATION
ONE INVACARE WAY
ELYRIA, OH 44035-4190

VOTE BY MAIL

Mark, sign and date your proxy or voting instruction card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M56500-P36382 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

INVACARE CORPORATION

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Michael F. Delaney
02) C. Martin Harris, M.D.
03) A. Malachi Mixon, III
04) Gerald B. Blouch
05) William M. Weber
06) Charles S. Robb
07) Baiju R. Shah
08) James L. Jones
09) Dan T. Moore, III
10) Dale C. LaPorte
11) Ellen O. Tauscher

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Approve and adopt the Invacare Corporation 2013 Equity Compensation Plan.	☐	☐	☐
3. Ratify appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.	☐	☐	☐
4. An advisory vote to approve the compensation of the Company's Named Executive Officers.	☐	☐	☐

NOTE: If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy will vote the shares represented by this proxy in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure the shares are represented at the meeting by promptly returning your proxy or voting instruction card in the enclosed envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Form 10-K and The Notice and Proxy Statement are available at www.invacare.com/annualreport.

M56503-P36382

INVACARE CORPORATION
COMMON SHARES AND CLASS B COMMON SHARES
VOTING INSTRUCTION CARD
Annual Meeting of Shareholders — May 16, 2013

This Card is solicited on behalf of the trustees of the Invacare Retirement Savings Plan

The undersigned hereby instructs the trustees of the Invacare Retirement Savings Plan to vote the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned is entitled to vote as a participant in an employee benefit plan which may be funded by the Invacare Retirement Savings Plan, at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 16, 2013 at 10:00 A.M. (EDT) and at any adjournments thereof. The undersigned authorizes and directs the trustees of the Invacare Retirement Savings Plan to vote all the Common Shares and Class B Common Shares of the Company represented by this Card on the reverse side.

The shares represented by this card, when this card is properly executed, will be voted in the manner directed herein. If no such direction is given, said shares will be voted in the same proportions that all shares under the Invacare Retirement Savings Plan for which instructions were received will be voted. If any other matters properly come before the meeting or any adjournment thereof, the trustees will vote the shares represented by this card in their discretion.

Continued and to be signed on reverse side

INVACARE CORPORATION
ONE INVACARE WAY
ELYRIA, OH 44035-4190

VOTE BY MAIL
Mark, sign and date your proxy or voting instruction card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M56502-P36382 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

INVACARE CORPORATION

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Michael F. Delaney
02) C. Martin Harris, M.D.
03) A. Malachi Mixon, III
04) Gerald B. Blouch
05) William M. Weber
06) Charles S. Robb
07) Baiju R. Shah
08) James L. Jones
09) Dan T. Moore, III
10) Dale C. LaPorte
11) Ellen O. Tauscher

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Approve and adopt the Invacare Corporation 2013 Equity Compensation Plan.	☐	☐	☐
3. Ratify appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.	☐	☐	☐
4. An advisory vote to approve the compensation of the Company's Named Executive Officers.	☐	☐	☐

NOTE: If any other matters properly come before the meeting or any adjournment thereof, the trustees will vote the shares represented by this card in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date